Form 20-F
period 2011-02-28
PAN AMERICAN LITHIUM CORP
filed 2011-08-31
CIK 1490078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2011

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from ____________ to ____________

Commission file number 000-54260

PAN AMERICAN LITHIUM CORP.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719
(520) 989-0031
(Address of principal executive offices)

Andrew Brodkey, President,
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719
(520) 989-0031
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 38,100,943 common shares, without par value, issued and outstanding as of February 28, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES    [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES    [X] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] YES    [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] YES    [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[X] Item 17    [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
[   ] YES    [X] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
[   ] YES    [   ] NO

PART I

GENERAL

As used in this annual report, the terms “we”, “us”, “our” and the “Company” mean Pan American Lithium Corp. and our subsidiaries, unless otherwise indicated.

Certain statements in this annual report are forward-looking statements, which reflect the Company’s management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities including statements related to the development of existing and future property interests, availability of financing and projected costs and expenses. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, estimates and assumptions about current mineral property interests, the global economic environment, the market price and demand for lithium and other minerals and the Company’s ability to manage the Company’s property interests and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) the inability of the Company to close the private placement with POSCO for any reason including the securities of the company being cease traded, the Company being unable to obtain final approval from the TSX Venture Exchange, the representations and warranties in the subscription agreement not being true as of the closing date, and POSCAN not delivering the purchase price for any reason, (2) a downturn in general economic conditions, (3) a decreased demand or price of lithium and other minerals, (4) delays in the start of projects with respect to the Company’s property interests, (5) inability to locate and acquire additional property interests, (6) the uncertainty of government regulation and politics in North America and Chile regarding mining and mineral exploration, (7) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (8) other factors beyond the Company’s control.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors” below.

Unless otherwise indicated, all dollar amounts referred to herein are in United States dollars. All references to CDN$ are to Canadian dollars and all references to US$ are to United States dollars.

ITEM 1                       Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2                       Offer Statistics and Expected Timetable

Not applicable.

ITEM 3                       Key Information

A.                     Selected Financial Data

The following table sets out selected financial information for various periods from our inception to February 28, 2011:

	Year Ended February 28, 2011 (audited)	Year Ended February 28, 2010 (audited)	Year Ended February 28, 2009 (audited)	Year Ended February 29, 2008 (audited)	From Inception on September 18, 2006 to February 28, 2007 (audited)
	($)	($)	($)	($)	($)
Revenue	Nil	Nil	Nil	Nil	Nil
Expenses	2,501,592	970,008	63,956	194,683	23,618
Net Loss	2,369,091	1,388,366	53,182	174,310	15,289
Basic and Diluted Loss Per Share	0.07	0.10	0.01	0.04	0.02

	As at February 28, 2011 (audited)	As at February 28, 2010 (audited)	As at February 28, 2009 (audited)	As at February 29, 2008 (audited)	As at February 28, 2007 (audited)
	($)	($)	($)	($)	($)
Mineral Properties	4,441,553	3,727,127	139,775	138,915	-
Total Assets	4,675,795	5,706,053	237,236	163,400	124,319
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Dividends	Nil	Nil	Nil	Nil	Nil

The following is reconciliation from Canadian GAAP to U.S. GAAP:

	Year Ended February 28, 2011 (audited)	Year Ended February 28, 2010 (audited)	Year Ended February 28, 2009 (audited)	Year Ended February 29, 2008 (audited)	From Inception on September 18, 2006 to February 28, 2007 (audited)
	($)	($)	($)	($)	($)
Revenue per Canadian and US GAAP	Nil	Nil	Nil	Nil	Nil
Expenses per Canadian and US GAAP	2,501,592	970,008	63,956	194,683	23,618
Net Loss per Canadian GAAP	2,369,091	1,388,366	53,182	174,310	15,289
Mineral properties written off	Nil	3,578,552	Nil	21,400	Nil
Mineral property and deferred acquisition costs expensed	747,516	524,439	860	117,515	Nil
Net loss per US GAAP	3,116,607	5,491,357	54,042	313,225	15,829
Basic and Diluted Loss Per Share per Canadian GAAP	0.07	0.10	0.01	0.04	0.02
Basic and Diluted Loss Per Share per US GAAP	0.09	0.39	0.01	0.08	0.02

	As at February 28, 2011 (audited)	As at February 28, 2010 (audited)	As at February 28, 2009 (audited)	As at February 29, 2008 (audited)	As at February 28, 2007 (audited)
	($)	($)	($)	($)	($)
Mineral Properties per Canadian GAAP	4,441,553	3,727,127	139,775	138,915	Nil
Mineral property acquisition costs written off	(4,326,068)	(3,578,552)	(21,400)	(21,400)	Nil
Mineral property costs expensed	(411,400)	(148,575)	(118,375)	(117,515)	Nil
Mineral Properties – Foreign Exchange per Canadian GAAP	295,915	-	-	-	-
Mineral Properties per US GAAP	Nil	Nil	Nil	Nil	Nil
Total Assets per Canadian GAAP	4,675,795	5,706,053	237,236	163,400	124,319
Mineral property and deferred acquisition costs written off	(4,441,553)	(3,727,127)	(21,400)	(21,400)	Nil
Mineral property costs expensed	Nil	(262,825)	(118,375)	(117,515)	Nil
Total Assets per US GAAP	234,242	1,716,101	97,461	24,485	124,319
Long-Term Debt per Canadian and US GAAP	Nil	Nil	Nil	Nil	Nil
Dividends per Canadian and US GAAP	Nil	Nil	Nil	Nil	Nil

Our selected financial information is presented in Canadian dollars. As of the closing on August 26, 2011, the exchange rate was 1.0173CAD per 1USD, as stated by the Bank of Canada. The following are exchange rates for the high and low for the last six months, and the average annual rate for the last five financial years, using the last day of each month in each year: (Rates are stated as xCAD per 1USD and are as stated by the Bank of Canada)

High and low exchange rates observed - last six months
	High	Low
July 2011	0.9588	0.9527
June 2011	0.9809	0.9741
May 2011	0.9712	0.9643
April 2011	0.9610	0.9551
March 2011	0.9795	0.9736
February 2011	0.9905	0.9848

Average exchange rates - five years
Financial year ended:	Average
February 28, 2011	1.0204
February 28, 2010	1.1048
February 28, 2009	1.1151
February 29, 2008	1.0359
February 28, 2007	1.1363
February 28, 2006	1.1930

B.                     Capitalization and Indebtedness

Not applicable

C.                     Reasons for the Offer and Use of Proceeds

Not applicable

D.                     Risk Factors

Much of the information included in this report includes or is based upon estimates, projections or other forward-looking statements. Such forward-looking statements include any projections or estimates made by the Company and its management in connection with the Company’s business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company’s current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Except as required by law, the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. The Company cautions readers of this report that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. In evaluating the Company, its business and any investment in its business, readers should carefully consider the following factors:

Risks Relating to the Early Stage of the Company and its Ability to Raise Capital

The Company is at a very early stage and its success is subject to the substantial risks inherent in the establishment of a new business venture.

The implementation of the Company’s business strategy is in a very early stage and subject to all of the risks inherent in the establishment of a new business venture. Accordingly, its intended business and prospective operations may not prove to be successful in the near future, if at all. Any future success that the Company might enjoy will depend upon many factors, many of which are beyond the Company’s control, or which cannot be predicted at this time, and which could have a material adverse effect upon the Company’s financial condition, business prospects and operations and the value of an investment in the Company .

The Company has no operating history and its business plan is unproven and may not be successful.

Although the Company’s business formed in September 2006, it has no commercial operations. None of its projects have proven or provable reserves, are built, or are in production. The Company has not licensed or sold any mineral products commercially and do not have any definitive agreements to do so. The Company has not proven that its business model will allow it to generate a profit.

The Company has suffered operating losses since inception and it may not be able to achieve profitability.

The Company had an accumulated deficit of $4,000,238 as of February 28, 2011 and it expects to continue to incur significant discovery and development expenses in the foreseeable future related to the completion of feasibility, development and commercialization of its projects. As a result, it will be sustaining substantial operating and net losses, and it is possible that it will never be able to sustain or develop the revenue levels necessary to attain profitability.

The Company may have difficulty raising additional capital, which could deprive it of necessary resources.

The Company expects to continue to devote significant capital resources to fund exploration and development of its properties. In order to support the initiatives envisioned in its business plan, it will need to raise additional funds through public or private debt or equity financing, collaborative relationships or other arrangements. Its ability to raise additional financing depends on many factors beyond its control, including the state of capital markets, the market price of its common stock and the development or prospects for development of competitive technology or competitive projects by others. Because its common stock is not listed on a major stock market, many investors may not be willing or allowed to purchase its common shares or may demand steep discounts. Sufficient additional financing may not be available to it or may be available only on terms that would result in further dilution to the current owners of the Company’s common stock.

The Company expects to raise additional capital during 2011 but, other than the private placement with POSCO, it does not have any firm commitments for funding. If it is unsuccessful in raising additional capital, or the terms of raising such capital are unacceptable, it may have to modify its business plan and/or significantly curtail its planned activities. If the Company is successful raising additional capital through the issuance of additional equity, its investor's interest will be diluted.

There are substantial doubts about the Company's ability to continue as a going concern and if it is unable to continue its business, its shares may have little or no value.

The Company's ability to become a profitable operating company is dependent upon its ability to generate revenues and/or obtain financing adequate to explore and develop its properties. Achieving a level of revenues adequate to support its cost structure has raised substantial doubts about its ability to continue as a going concern. The Company plans to attempt to raise additional equity capital by issuing shares and, if necessary through one or more private placement or public offerings. However, the doubts raised relating to the Company's ability to continue as a going concern may make its shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

Failure to effectively manage the Company's growth could place additional strains on its managerial, operational and financial resources and could adversely affect its business and prospective operating results.

The Company's growth has placed, and is expected to continue to place, a strain on the Company's managerial, operational and financial resources. Further, as its subsidiary's business grows, and if and as it acquires interests in more subsidiaries and other entities, it will be required to manage multiple relationships. Any further growth by the Company or its subsidiary, or an increase in the number of its strategic relationships will increase this strain on its managerial, operational and financial resources. This strain may inhibit the Company's ability to achieve the rapid execution necessary to implement its business plan, and could have a material adverse effect upon the Company's financial condition, business prospects and prospective operations and the value of an investment in the Company.

Risks Related To The Company's Business

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, the Company faces a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration programs that the Company intends to undertake on its properties and any additional properties that the Company may acquire. These potential problems include unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by the Company in the exploration of its properties may not result in the discovery of mineral deposits. Any expenditures that the Company may make in the exploration of any other mineral property that it may acquire may not result in the discovery of any commercially exploitable mineral deposits. Problems such as unusual or unexpected geological formations and other conditions are involved in all mineral exploration and often result in unsuccessful exploration efforts. If the results of the Company's exploration do not reveal viable commercial mineralization, the Company may decide to abandon some or all of its property interests.

All of our mineral properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral resource or reserve on any of our properties in commercially exploitable quantities. Until we can do so, we cannot earn any revenues from operations and if we do not do so we will lose all of the funds that we expend on exploration. If we do not discover any mineral resource or reserve in a commercially exploitable quantity, our business could fail.

The Company intends to continue exploration on its current properties and the Company may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. The Company can provide investors with no assurance that exploration on its current properties, or any other property that the Company may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent the Company from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If the Company is unable to establish the presence of mineral deposits on its properties, its ability to fund future exploration activities will be impeded, the Company will not be able to operate profitably and investors may lose all of their investment in the Company.

Even if we do eventually discover a mineral reserve on one or more of our properties, there can be no assurance that we will be able to develop our properties into producing mines and extract those resources. Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The potential profitability of mineral ventures depends in part upon factors beyond the control of the Company and even if the Company discovers and exploits mineral deposits, the Company may never become commercially viable and the Company may be forced to cease operations.

The commercial feasibility of an exploration program on a mineral property is dependent upon many factors beyond the Company's control, including the existence and size and grade of mineral deposits in the properties the Company explores, the proximity of the resource to infrastructure such as a smelter or processing facilities, power, water, roads and a point for shipping, available workforce, capacity of processing equipment, proximity to markets and costs of shipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental regulation. These factors cannot be accurately predicted, most are beyond our control, and any one or a combination of these factors may result in the Company not receiving an adequate return on invested capital. These factors may have material and negative effects on the Company's financial performance and its ability to continue operations.

Exploration, development and exploitation activities are subject to comprehensive regulation and permitting which may cause substantial delays or require capital outlays in excess of those anticipated causing a material adverse effect on us.

Exploration, development and exploitation activities are subject to federal, provincial, state and local laws, regulations and policies, including laws regulating permitting, bonding, and the removal of natural resources from the ground and the discharge of materials into the environment. Exploration, development and exploitation activities are also subject to federal, provincial, state and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment and other operational activities.

Environmental and other legal standards imposed by federal, provincial, state or local authorities may be changed and any such changes may prevent us from conducting planned activities or may increase our costs of doing so, which could have material adverse effects on our business. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing a material adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages that we may not be able to or elect not to insure against due to prohibitive premium costs and other reasons. Any laws, regulations or policies of any government body or regulatory agency may be changed, applied or interpreted in a manner which could materially alter and negatively affect our ability to carry on our business.

Title to mineral properties and related water rights in Chile and Mexico is a complex process and the Company may suffer a material adverse effect in the event one or more of its property interests are determined to have title deficiencies.

Acquisition of title to mineral properties and related water rights is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has obtained a title opinion in respect to its Chilean salar property interests, the Company cannot give an assurance that title to such property will not be challenged or impugned. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that the Company does not have title to one or more of its properties or lack appropriate water rights could cause the Company to lose any rights to explore, develop and mine any minerals on that property, without compensation for its prior expenditures relating to such property.

One of the Company's material properties is located in Chile, and any material change to the laws of Chile affecting mineral properties may have a material adverse effect on the Company.

Chile is a developing country. As with any developing country, the Company will be subject to certain risks which may result from changes in Chilean law and politics, including expropriation, currency fluctuation and possible political instability which may result in the impairment or loss of mineral concessions or other mineral rights. Changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Obtaining legal and accounting services in under-developed countries is difficult and may make implementation of proper controls difficult and assessment of the Company's legal entitlements less certain. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Chile's status as a developing country may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects. The Company does not maintain political risk insurance.

Mineral concessions under Chilean law do not automatically vest title to lithium.

Under Chilean mining law, lithium and certain other metals are technically reserved to the state of Chile for the Chilean National Nuclear Commission. As a consequence, the Company must apply through the Ministry of Mines for a special operating permit that allows it to process and export lithium products. This permit is authorized and must be signed by the President of Chile. Although the Company is not aware of any current lithium project in Chile which upon application has not received this permit, the risk still remains that the application which may be submitted by the Company for this purpose could be rejected. In this event the failure to secure a lithium operating permit could materially and adversely affect the ability of the Company to carry on its business.

Because the Company's property interests may not contain mineral deposits and because it has never made a profit from its operations, the Company's securities are highly speculative and investors may lose all of their investment in the Company.

The Company's securities must be considered highly speculative, generally because of the nature of its business and its stage of operations. The Company currently has exploration stage property interests which may not contain mineral deposits. The Company may or may not acquire additional interests in other mineral properties but, except as stated herein, the Company does not have plans to acquire rights in any specific mineral properties as of the date of this report. Accordingly, the Company has not generated significant revenues nor has it realized a profit from its operations to date and there is little likelihood that the Company will generate any revenues or realize any profits in the short term. Any profitability in the future from the Company's business will be dependent upon locating and exploiting mineral deposits on the Company's current properties or mineral deposits on any additional properties that the Company may acquire. The likelihood that any mineral properties that the Company may acquire or have an interest in will contain commercially exploitable mineral deposits is extremely remote. The Company may never discover mineral deposits in respect to its current properties or any other area, or the Company may do so and still not be commercially successful if the Company is unable to exploit those mineral deposits profitably. The Company may not be able to operate profitably and may have to cease operations, the price of its securities may decline and investors may lose all of their investment in the Company.

If we establish the existence of a mineral resource on any of our properties in a commercially exploitable quantity, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the resource, and our business could fail.

If we do discover mineral resources in commercially exploitable quantities on any of our properties, we will be required to expend substantial sums of money to explore and fully establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the geological, technical and operating hazards and risks inherent in the exploration for mineral resources and, if we discover a mineral resource in commercially exploitable quantity, our operations could be subject to all of the hazards and risks inherent in the development and production of resources, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material adverse impact on our company.

As the Company faces intense competition in the mineral exploration and exploitation industry, the Company will have to compete with the Company's competitors for financing and for qualified managerial and technical employees.

The Company's competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than the Company. As a result of this competition, the Company may have to compete for financing and be unable to acquire financing on terms it considers acceptable. We also compete with other mineral resource exploration companies for financing from a limited number of investors that are prepared to make investments in mineral resource exploration companies. The presence of competing mineral resource exploration companies may impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors. We also compete with other mineral resource exploration companies for available resources, including, but not limited to, qualified managerial and technical employees (such as professional geologists), camp staff, helicopter or float planes, mineral exploration supplies and drill rigs. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

The Company's future is dependent upon its ability to obtain financing and if the Company does not obtain such financing, the Company may have to cease its exploration activities and investors could lose their entire investment.

There is no assurance that the Company will operate profitably or will generate positive cash flow in the future. The Company requires additional financing in order to proceed with the exploration and development of its properties. The Company will also require additional financing for the fees it must pay to maintain its status in relation to the rights to the Company's properties and to pay the fees and expenses necessary to operate as a public company. The Company will also need more funds if the costs of the exploration of its mineral claims are greater than the Company has anticipated. The Company will require additional financing to sustain its business operations if it is not successful in earning revenues. The Company will also need further financing if it decides to obtain additional mineral properties. The Company currently does not have any arrangements for further financing and it may not be able to obtain financing when required. The Company's future is dependent upon its ability to obtain financing. If the Company does not obtain such financing, its business could fail and investors could lose their entire investment.

The Company's directors and officers are engaged in other business activities and accordingly may not devote sufficient time to the Company's business affairs, which may affect its ability to conduct operations and generate revenues.

The Company's directors and officers are involved in other business activities and serve as officers and directors of other mineral exploration companies. As a result of their other business endeavours, the directors and officers may not be able to devote sufficient time to the Company's business affairs, which may negatively affect its ability to conduct its ongoing operations and its ability to generate revenues. In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers' other business interests.

Risks Relating to the Company's Common Stock

There are a large number of unexercised share purchase warrants and stock options outstanding. If these are exercised, your interest in the Company will be diluted.

As of August 22, 2011, there were 42,421,420 shares of the Company's common stock issued and outstanding. If all of the share purchase warrants and options that were issued and outstanding as of that date were to be exercised, including warrants and options that are not yet exercisable, the Company would be required to issue up to an additional 12,956,773 shares of the Company's common stock, or approximately 31% of the Company's issued and outstanding shares of common stock on August 22, 2011. This would substantially decrease the proportionate ownership and voting power of all other stockholders. This dilution could cause the price of the Company's shares to decline and it could result in the creation of new control persons. In addition, the Company's stockholders could suffer dilution in the net book value per share.

A decline in the price of the Company's common stock could affect its ability to raise further working capital and adversely impact its ability to continue operations.

A prolonged decline in the price of the Company's common stock could result in a reduction in the liquidity of its common stock and a reduction in its ability to raise capital. Because a significant portion of the Company's operations have been and will be financed through the sale of equity securities, a decline in the price of its common stock could be especially detrimental to the Company's liquidity and its operations. Such reductions may force the Company to reallocate funds from other planned uses and may have a significant negative effect on the Company's business plan and operations, including its ability to develop new products and continue its current operations. If the Company's stock price declines, it can offer no assurance that the Company will be able to raise additional capital or generate funds from operations sufficient to meet its obligations. If the Company is unable to raise sufficient capital in the future, the Company may not be able to have the resources to continue its normal operations.

Because the Company can issue additional shares of common stock, purchasers of its common stock may incur immediate dilution and may experience further dilution.

The Company is authorized to issue an unlimited number of shares of common stock, of which 42,421,420 shares were issued and outstanding as of August 22, 2011. The Company's board of directors has the authority to cause the Company to issue additional shares of common stock without consent of any of the Company's stockholders. Consequently, the stockholders may experience more dilution in their ownership of the Company's stock in the future. At its annual and special shareholders' meeting held on August 5, 2011, the Company's shareholders approved the alternation of the Company's Notice of Articles and Article to amend and increase the authorized share structure of the Company to authorize an unlimited number of a new class of Preferred Shares without par value, issuable in series, with special rights and restrictions applicable to the Preferred Shares which permit the directors to affix specific rights and restrictions to each series if, as and when issued.

The Company's stock is a penny stock. Trading of its stock may be restricted by the Securities and Exchange Commission's penny stock regulations which may limit a stockholder's ability to buy and sell its stock.

The Company's common stock is expected to trade at a price substantially below $5.00 per share, which will make it a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.

The Company's securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors" . The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company's securities. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell the Company's stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA" ) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy the Company's common stock, which may limit your ability to buy and sell the Company's stock.

An investor's ability to trade the Company's common stock may be limited by trading volume.

A consistently active trading market for the Company's common stock may not occur on the OTC Bulletin Board. A limited trading volume may prevent the Company's shareholders from selling shares at such times or in such amounts as they may otherwise desire. Further, while the Company's common shares are traded on the TSX Venture Exchange, its common shares have historically been sporadically or thinly traded on the TSX Venture Exchange.

The Company has not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and NASDAQ are those that address board of directors independence, audit committee oversight and the adoption of a code of ethics. While the Company’s board of directors has formed an audit committee of which the majority are independent directors, and has adopted a set of corporate governance guidelines, the Company has not adopted a Code of Ethics and Business Conduct, and other relevant corporate governance measures and, since its securities are not listed on a national securities exchange or NASDAQ, the Company is not required to do so. It is possible that if the Company were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to its senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind its current lack of corporate governance measures in formulating their investment decisions.

Because the Company will not pay dividends in the foreseeable future, stockholders will only benefit from owning common stock if it appreciates.

The Company has never paid dividends on its common stock and it does not intend to do so in the foreseeable future. The Company intends to retain any future earnings to finance its growth. Accordingly, any potential investor who anticipates the need for current dividends from his or her investment should not purchase the Company’s common stock.

ITEM 4                       Information on Company

A.                     History and Development

Name

The Company’s legal and commercial name is “Pan American Lithium Corp.”.

Principal Office

The Company’s head office is located at Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona USA 85719.

The Company’s telephone number is (520) 989-0031 and facsimile number is (520)623-3326.

Corporate Information

The Company was incorporated under the laws of the Province of British Columbia on September 18, 2006. On January 20, 2010, the Company effected a name change to Pan American Lithium Corp. The Company is a mineral exploration company engaged in the business of acquiring, exploring and evaluating lithium properties in Latin America. The Company is currently listed for trading on the TSX Venture Exchange (the “Exchange”) under the symbol “PL” and has registered its common shares under Section 12(g) of the United States Securities Exchange Act of 1934 by filing a Form 8-A on January 26, 2011 with the United States Securities and Exchange Commission. It is listed under the symbol “PALTF” on both the OTCQB and OTCBB Exchanges.

The Company’s initial public offering in Canada was completed on July 28, 2009 and the Company has been listed for trading on the TSX Venture Exchange since July 28, 2009.

Important Events

On December 4, 2009, we acquired 99% of South American Lithium Company S.A. Cerrada (“Salico”) which, in turn, held interests in a total of nine lithium properties in Chile as depicted in the table below. Salico obtained its rights in the concessions at these properties from Sociedad Gareste Ltda. (“Gareste”), a Chilean limited liability company. We acquired our 99% interest in Salico in connection with the closing of an Amended and Restated Securities Exchange Agreement dated October 18, 2009. Pursuant to the terms of the Amended and Restated Securities Exchange Agreement, and at the closing thereof, we purchased 99% of the interests of Salico from the owners in consideration for us issuing 10,494,000 common shares to such holders at a fair value of $3,148,200. Acquisition costs also included $184,000 which is the fair value of 613,333 finders shares issued. We also agreed to pay US$50,000 to the former holder of the property interests on signing to cover costs incurred in connection with the formation and organization of Salico and a monthly fee of US$25,000 to compensate general and administrative costs of the former holder from the execution date to the closing date. The closing of the agreement occurred on December 4, 2009.

On December 28, 2009, the Company entered into a Share Option Agreement dated December 18, 2009 (the “Option Agreement”) with Escondidas Internacional S.A. de C.V., a privately held Mexican corporation (“Escondidas”), and the shareholders of Escondidas (the “Shareholders”) to obtain indirect interests in a geothermal lithium brines project in Baja California Norte, Mexico .

On February 14, 2011, we entered into agreements with Garesteto acquire interests through joint ventures in two new lithium brine projects—the Salar de Maricunga and the Llanta Project, and additional rights via a purchase agreement in one existing brine project—the Salar de Pedernales—all in Atacama Region III, Chile. The details of these transactions are described below.

On August 24, 2011, the Company announced that it has entered into a subscription agreement for a private placement with POSCO Canada Ltd. ("POSCAN") Upon closing, the Company will issue 10,522,090 common shares to POSCAN at the price of CDN$0.136 per common share, resulting in gross proceeds to the Company of CDN$1,431,004. Following the closing POSCAN will hold 19.87% of the issued and outstanding common shares of the Company. The Company also agreed that while POSCAN owns more than 10% of the Company’s issued and outstanding common shares, the Company will appoint a director nominated by POSCAN; the Company will require approval from the nominee for certain corporate actions; and POSCAN will have a pre-emptive right to purchase a pro rata share of any new securities offered by the Company.

B.                     Business Overview

General

We currently has one set of lithium exploration properties consisting of interests or rights to acquire interests in eleven lithium brine salars in Atacama Region III, Chile, and an option to acquire an indirect interest in the Cerro Prieto geothermal brine project in Baja California Norte, Mexico. We have not yet determined whether our property interests contain reserves that are technically or economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of our interest in the underlying mineral claims, our ability to obtain necessary financing to complete the development of the resource at such property and upon future profitable production or proceeds from the disposition thereof.

CHILEAN SALARS – ATACAMA REGION III, CHILE

General

The existing portfolio of rights in the eleven properties includes surface brine lakes or surface flow at Laguna Verde, Laguna Brava and Rio de la Sal /Pedernales, and eight additional lithium brine salar projects, all located in the mineral-rich Atacama Region III. The rights in these lithium projects cover a cumulative area in excess of 20,000 hectares. Nine of these properties are accessible by passenger car and are adjacent to serviceable roads, while two of the salars (Salar de Wheelwright and Lagunas Jilgueros) are primarily accessible by passenger car, but require a short (under 5 km) traverse, using four wheel drive vehicles, from serviceable roads. It is believed that the salars collectively carry the potential to host lithium in three distinct brine types: surface water, shallow and deep brines. None of these projects is past the exploration stage, and we have not yet identified reserves at any of these properties.

The following two maps depict the locations of and access to each of the nine properties in Chile Atacama Region III in which Salico owns or has rights in mineral concessions.

We consider only the Laguna Verde property to be material as of the date of this filing.

Laguna Verde property

Location and Access

The Laguna Verde property is depicted on Property Location Map 1 above and the property map below, and at this time is the only property considered to be material by us.

The Laguna Verde property is accessible via paved International Highway ("Camino Internacional" ) C31 from Copiapo (the capital of Atacama Region III) leading northeasterly and easterly 161 kilometers to the border station at Maricunga, then south and east 80 kilometers to Laguna Verde. The roads are all well maintained by the local provincial authorities and accessible via 2 wheel drive vehicles. Travel time from Copiapo to Laguna Verde is about 4 hours. Although lithium has been identified in both the brines and the sediments in the Laguna Verde salar, there has been no known production. There is no record or visible sign of production of any salts from either the brines or the salar sediments at this property. There are no physical improvements at the site other than a small stone structure adjacent to a geothermal bathing spring on the periphery of the surface lake.

Titles and Nature of Concessions; Royalties

Pertinent data relating to the nature of the mineral concessions comprising Laguna Verde is contained in the following table:

MINERAL CONCESSION DATA—LAGUNA VERDE (UTM coordinates—WGS84 Datum)

The Laguna Verde Project comprises 13 mineral exploration claims, which are pedimentos, totalling 3,400 hectares. The pedimentos were staked in April 2009, constituted earliest in November of 2009, and are valid for two years. The pedimentos are maintained by yearly payments of approximately US$3.00 per hectare, which in the aggregate total US$10,166 per year, the responsibility for which belongs to Salico and ultimately our company. At the end of two years, the claims must be converted to exploitation claims. Our intent is to pay all annual fees and hold the concessions in exploration status for the complete period allowed under Chilean law. The claims protect the claimant as to all mineral rights, and a right of surface access upon agreement with the surface owner. As the surface owner at Laguna Verde is the state of Chile, we, through Salico, will solicit a surface rights agreement with the government of Chile at the time of and in connection with a feasibility study.

In connection with the closing of the December, 2009 acquisition of Laguna Verde and the other 8 properties, Salico granted a 2% net smelter return royalty to the vendor on future production from Laguna Verde, payable following commencement of commercial production, to a maximum of US$6 million. Prior to commencement of commercial production at Laguna Verde, Salico may re-purchase one-half of this net smelter return royalty (1%) for US$2 million.

Geology and Mineralization

Laguna Verde has the following physical characteristics:

1.	Altitude	4350 m
2.	Catchment basin size	1075 km2
3.	Lake surface area	15 km2
4.	Annual Precipitation	170 mm/yr
5.	Evaporation potential	2000 mm/yr
6.	Water temperature (surface)	1[o]C

The catchment basin draining into Laguna Verde is dominated entirely by young andesitic and dacitic volcanic rocks. Young volcanic cones and vents surround the entire basin, and in most instances constitute the divides separating the basin from other valleys and nearby salars. Elevations surrounding Laguna Verde reach 6,800 meters and more. The lake is fed by active hot springs, and is thought to be of geothermal origin. The volcano Ojo del Salado forms a significant and commanding divide to the south. The high elevations around the basin are all volcanic cones and vents. Figure 1 is illustrative of the young volcanism at Laguna Verde.

Figure 1. View of Volcanic Cones at Laguna Verde

Lithium and associated elements (potassium, magnesium, boron, and sodium) occur in salar brines as complex salts, fluorides, and sulfates. Lithium also occurs as lithium dioxide. The high solubility of lithium allows for dispersion in water of the ion Li+.

Work completed at Laguna Verde

Laguna Verde was examined in detail by the French Institut de Recherche pour le Development (IRD) in 1995 as part of a program to evaluate the high Andes salars for potable water. Their sample results and chemistry (in Mg/liter) are presented below:

Smpl	PH	Cl	SO4	B	Si	Na	K	Li	Ca	Mg
Lav 1	7.56	92500	13800	513	13.3	57700	5400	204	533	2380
(8+2+3)E	7.89	90800	14700	494	13.7	56400	7660	318	441	1960
Lav-8E	7.79	83400	21600	674	16.2	58400	6400	229	674	532
Lav-3E	7.63	100000	6500	594	14.1	50200	7260	453	2210	5140
Lav-6E	8.98	84800	20200	358	18.3	61000	6360	186	9.23	32.3
Lav-7E	9.77	75500	21200	562	31.5	60000	7200	185	0.526	1.80
Lav-2E	10.1	41200	23300	396	54.7	62100	5950	155	0.372	1.33

In March 2010, we undertook a work program at Laguna Verde to determine the depth and volume of the surface lake. Based on bathymetric measurements taken from a Zodiac boat, water depths vary from 0.5m to in excess of 60m, and the mean lake depth is 33m. The lake is perennial and water levels vary seasonally by only a half meter or so, judging by stone wall construction and thermal spring usage by travelers through the area.

We initiated a comprehensive lake brine sampling program on our Laguna Verde Project in April 2010. This sampling program, conducted under the supervision of John Hiner, L.P. Geo, an independent professional geologist, entailed the collection of brine lake water samples from surface and at various depths on a pre-established grid at 500 m or less designed in consultation with Mr. Hiner. Access to sample points was achieved using a 4m Zodiac boat. Grid sampling across the lake was undertaken for the purpose of determining lateral and vertical distribution of lithium and other elements in the lake waters. The sample points were located by GPS and samples were then taken at surface and at depth.

Samples taken at depth were collected using a Van Dorn Vertical Water Sampling Bottle – Type Beta Plus. This device is a weighted elongated cylinder with valves at the top and bottom that allow the device to pass through water to the desired depth. On reaching the targeted depth a weighted control is sent down the line and on reaching the device triggers the closure of the valves, thereby collecting an “undisturbed water sample” at depth. Due to high winds and rough water collection at depths greater than 15m were not possible due to the angle on the sampler control lines caused by wind drifting which made closing the sampler valves difficult.

Sample Preparation, Analyses and Security

For the grid sample program, water samples were collected in sterilized plastic bottles. The bottles were labeled with felt marker pen, double-rinsed and submerged to collect a sample with as little entrained oxygen as possible. None of the samples were acidized, as all of the waters had pH levels above 7.0, and because the high solubility of lithium in water renders such buffering unnecessary. Sample locations were noted by GPS and noted in field notebook. Where possible, photographs of sample sites were taken.

No employee, officer, director, or associate of our company or Salico was involved in the selection of samples to be taken, the collection of the samples, or the preparation of the samples. For the grid sampling program, independent contractors were interviewed, selected, and trained by Mr. Hiner, who was on site during sample collection. The samples remained in the possession of Mr. Hiner until delivered to a common carrier overnight shipping facility in Copiapo, Chile

Brine samples were collected in sterilized plastic bottles under the supervision of Mr. Hiner, sealed on site, and shipped by common carrier to an independent certified laboratory-ALS Chemex Environmental laboratories in Burnaby, British Columbia, Canada, for analysis. The samples were analyzed directly as submitted by inductively coupled plasma-mass spectrometry (“ICP”). Any over limit results were subsequently reanalyzed by ICP methods using higher limit standards. Two control samples consisting of distilled water were inserted into the sample stream. No geochemical lithium standard is yet available commercially in either liquid or solid form.

A total of 78 brine samples were collected at Laguna Verde, two of which were control samples of distilled water. All samples were tested using ICP for total dissolved solids and a suite of 30 metals. Sulphates were analyzed via a turbid metric method.

The average chemical composition (in mg/l) of elements of interest at Laguna Verde is shown in the following table.

Element/Metal	Detection Limits (mg/l)	Laguna Verde
		Average Grade	Standard Deviation
Boron mg/l	10	522	15
Calcium mg/l	5	899	24
Lithium mg/l	1	213	14
Magnesium mg/l	10	2545	76
Potassium mg/l	200	4881	299
Sodium mg/l	200	64887	3742
Total Dissolved Solids	200	194052	8042
Sulfates (SO4)	50	15985	569
Density		1.14	0

An analysis of the values for lithium, magnesium and potassium throughout the lake and at depth indicated that the standard deviation of no more than 6% of the average grade at Laguna Verde. The density of the lake waters was found to be constant from surface to a depth of 15m at 1.14 and consequently there did not appear to be any notable increase amount of dissolved solids or grades of metals with depth.

The results of this sampling program compare favorably with water chemistry results taken by IRD in the 1990s, supporting the proposition that water chemistry is consistent over time.

Laguna Verde has no known reserves reportable under US securities laws, and the programs carried out on the property to date have been simply exploratory in nature. However, on June 14, 2010, we filed on SEDAR a National Instrument 43-101 technical report, compliant with Canadian law, for an inferred resource estimates for our Laguna Verde property. The inferred resource estimate was determined using a volumetric calculation for water volume in the lake, and calculations of contained metals and elements based on average grades. The following criteria were utilized:

  The surface area of the lake was established by both polygonal method, and confirmed by planimetric measurement to be 15.2 square kilometers.
  The mean average depth of the lake was determined by a bathymetric survey using a weighted rope line to be 33m with a maximum measured depth of 60m.
  Based on the results of 78 samples, lithium and potassium values are consistent throughout the lake. Average grades have a standard deviation of 14 mg/l for lithium and 299 mg/l for potassium, a difference of +/- 7%. The brines are uniformly consistent based on available data. Therefore the average grades for Li of 213 mg/l and K of 4881 mg/l were used over the total volume.
  Spacing of sample points were on a grid at an interval of 500m between points. At each sample point vertical samples were taken.

The formula used for calculating lithium carbonate equivalent is 1 tonne of lithium metal equals 5.285 tons of lithium carbonate. The formula used for calculating potash equivalent is 1 tonne of potassium metal equals 1.910 tonnes of potassium chloride. Industrial markets ordinarily trade lithium and construct off take agreements as lithium carbonate equivalent. Likewise, potassium chloride is generally the stated media for both spot sales and off take agreements. It is therefore common in initial resource evaluations by industrial mineral companies to utilize these terms as part of the measurement of tonnages of product under evaluation.

The inferred resource estimate at the Laguna Verde surface lake was computed at an average grade of 212.40 mg/litre to be 512,960 tons of lithium carbonate equivalent, and at an average potassium grade of 4,881 mg/litre computed to be 4,223,134 tons of potassium chloride equivalent. For more information, see the technical report filed on SEDAR on June 14, 2010. Cautionary Note to U.S. Investors-The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in our press releases, on its website, and herein such as "measured," "indicated," or "inferred" "resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in this Form F-1.

Exploration Status, Costs and Budget

We have completed our initial exploration efforts, described above, which have resulted in the calculation of a Canadian law-compliant inferred resource estimate at Laguna Verde for contained tonnes of both lithium carbonate equivalent and potassium chloride equivalent. Costs incurred in connection with this exploration and calculation totaled approximately US$185,000.

The sequential phases of investigation for Laguna Verde are (1) a scoping study to select the optimal processes through which to recover lithium and other metals from the lake brines, followed by (2) a pre-feasibility study to evaluate preliminary economics for the selected process methodology, and (3) a full, bankable feasibility study accompanied by final exploration and reserve calculations, initial process engineering and permitting. Estimated costs for each of these phases are as follows:

  Scoping Study—US$300,000
  Pre-Feasibility Study—US$1,700,000
  Full Feasibility, Permitting, etc.—US$8 million

Upon successful permitting and production of a bankable feasibility study, we anticipate that, subject to available financing, we would engineer and construct the facilities and improvements reflected by the feasibility study.

On September 29, 2010 and October 4, 2010, we closed two private placement financing for total gross proceeds of CDN$814,931. On May 2, 2011, we announced the pursuit of a private placement financing in the amount of CDN$350,000, and a program for additional exploration at Laguna Verde and several of our other Chilean salars, We intend to use some portion of the proceeds from these financings for scoping and the commencement of pre-feasibility studies at Laguna Verde, and the additional exploration, but this work has yet to commence.

Improvements, Infrastructure and Utilities

Road access to the Laguna Verde salar property is reflected in the maps found above.

Power transmission lines, on the Chilean electric power grid, are closest at Maricunga, and on a straight-line are approximately 50 km from the project. Should the costs to extend power lines to the property prove not to be economical, we would either (1) import diesel fuel which can be stored on-site in tanks, (2) import compressed natural gas which can be stored on-site in tanks, or (3) investigate the use of solar power which can be generated on site.

Water-containing lithium brines are expected to be drawn directly from the Laguna Verde Lake as operational process feed. To the extent that fresh water is needed for operations, we will investigate during the scoping study the use of a reverse osmosis/membrane circuit, vapor condensers, or other technology to generate fresh water while simultaneously upgrading the metal concentration of the brines.

Permitting and Environmental Issues at Laguna Verde

The Laguna Verde project is expected to have minimal impact on any existing community or significant environmental parameter. No towns or populated areas fall within the boundaries of the property and the nearest significant community is Inca de Oro, which is over 38 km to the southwest and located in a separate and distinct hydrologic basin. The area in the vicinity is unpopulated, and in general any transient local residents have a long history of subsistence living from transient goat herding. In general the local communities have a very favorable attitude towards mining and resource extraction, particularly in terms of the possibility of future employment. Laguna Verde is located in an isolated setting far from any significant population, and a Declaration (“DIA”) is not required at the present stage of exploration whereby the existence of potentially economic mineralization or an ore body is still being determined by phased exploration efforts.

There is no record of any exploration work having been performed in this area in the past. There is a thermal spring on the shore of Laguna Verde that has been used locally for recreational soaking and other activities, and stone fences have been constructed as a shield from the prevalent winds in the area. There are no permanent structures or other facilities at the lake. Because there is no requirement by the Chilean regulatory agencies regarding the reclamation of such workings by subsequent lessees, there is no known environmental liability associated with the claims.

We have applied for water exploration permits for the Laguna Verde project. At present, there are no other third-party applications pending for water rights or permits at this property.

Economic and Market Factors

As per our technical report filed on SEDAR, the average chemical composition of lithium at Laguna Verde is 212.40 mg/liter. Several lithium brine operations in different countries, utilizing conventional solar evaporation recovery circuits, are economically profitable and currently active today, processing brines with lithium grades comparable to Laguna Verde. One such operation is the Chemetall-Foote brine facility at Silver Peak, in the Clayton Valley of Nevada, which pumps and processes underground brines which contain lithium grades as low as 60 mg/liter and an average grade of around 240 mg/liter, and which has been operating since 1967. The current price for lithium carbonate is U$ 5,120/tonne, and the average price on long-term contracts for the last 3 years has been in excess of US 5,000/tonne of lithium carbonate.

We intend to evaluate, through a scoping study, the optimal processing technologies to utilize for recovering lithium from brines at Laguna Verde at a targeted rate of 10,000 tonnes/year of lithium carbonate equivalent. These will include an analysis of conventional solar evaporative methodology (which has average lithium recoveries at around 40%), newer, commercially available ion exchange technology, which can achieve higher lithium recoveries, and processes for the increasing the grade of lithium and other metals in brines. Lithium recovery through two separate conventional solar evaporation pond operations at the Salar de Atacama, located several hundred kilometers to the north of Laguna Verde, are understood to be in the operating cost range of US$1500/tonne lithium carbonate. These facilities, owned and managed independently by SQM and Chemetall, collectively produce over 60,000 tonnes/year of lithium carbonate equivalent.

Rio de la Sal/Pedernales

The Rio de la Sal/Pedernales property is depicted on Property Location Map 1 above. We do not currently consider this property to be material.

Titles and Nature of Concessions; Royalties

Pertinent data relating to the nature of the mineral concessions comprising Rio de la Sal/Pedernales is contained in the following table:

MINERAL CONCESSION DATA—RIO DE LA SAL/PEDERNALES (UTM coordinates—WGS84 Datum)

Claim Name	Status	UTM NORTH	UTM EAST	Date of Staking	Date of Constitut ion	Expiration Date	FOJAS	Number	Office	Hectares	Yearly Payment

RAMALPEDER UNO	PEDIMENTO	7103500	474000	4/23/2009	10/9/2009	10/9/2011	1599 VTA	1385	D.ALMAGRO	300	US$897
RAMALPEDER DOS	PEDIMENTO	7104500	475500	4/23/2009	10/9/2009	10/9/2011	1587 VTA	1373	D.ALMAGRO	100	US$299
RAMALPEDER TRES	PEDIMENTO	7102000	467000	4/23/2009	10/9/2009	10/9/2011	1588 VTA	1374	D.ALMAGRO	200	US$598
RAMALPEDER CUATRO	PEDIMENTO	7084000	453000	4/23/2009	10/9/2009	10/9/2011	1589 VTA	1375	D.ALMAGRO	300	US$897
PEDERSIBORA UNO*	PEDIMENTO	7,100,500	472,500	12/20/2011	pending	not yet set	132	85	D.ALMAGRO	300	US$897
PEDERSIBORA DOS*	PEDIMENTO	7,099,500	471,500	12/20/2011	pending	not yet set	133	86	D.ALMAGRO	300	US$897
PEDERSIBORA TRES A*	PEDIMENTO	7,097,500	471,500	12/22/2011	pending	not yet set	91	48	D.ALMAGRO	300	US$897
PEDERSIBORA CUATRO*	PEDIMENTO	7,100,500	473,500	12/22/2011	pending	not yet set	101	58	D.ALMAGRO	300	US$897
PEDERSIBORA CINCO*	PEDIMENTO	7,100,500	474,500	12/22/2011	pending	not yet set	102	59	D.ALMAGRO	300	US$897
PEDERSIBORA SEIS*	PEDIMENTO	7,101,500	471,000	12/20/2011	pending	not yet set	103	60	D.ALMAGRO	200	US$598
PEDERSIBORA OCHO*	PEDIMENTO	7,103,500	472,500	12/20/2011	pending	not yet set	105	62	D.ALMAGRO	300	US$897
PEDERSIBORA NUEVE A*	PEDIMENTO	7,103,500	470,500	12/22/2011	pending	not yet set	92	49	D.ALMAGRO	300	US$897
PEDERSIBORA DIEZ*	PEDIMENTO	7,104,500	472,500	12/22/2011	pending	not yet set	93	50	D.ALMAGRO	300	US$897
PEDERSIBORA ONCE A*	PEDIMENTO	7,094,500	473,500	12/22/2011	pending	not yet set	133-C	86-C	D.ALMAGRO	300	US$897
PEDERSIBORA DOCE*	PEDIMENTO	7,097,500	473,500	12/22/2011	pending	not yet set	99	56	D.ALMAGRO	300	US$897
PEDERSIBORA TRECE A*	PEDIMENTO	7,099,500	470,500	12/22/2011	pending	not yet set	100	57	D.ALMAGRO	300	US$897
PEDERSIBORA QUINCE*	PEDIMENTO	7,091,500	474,500	12/22/2011	pending	not yet set	133-B	86-B	D.ALMAGRO	300	US$897
PEDERSIBORA DIECISEIS*	PEDIMENTO	7,098,500	472,500	12/22/2011	pending	not yet set	133-A	86-A	D.ALMAGRO	100	US$299
LOMAMARILLA TRES*	PEDIMENTO	7,103,000	472,500	10/13/2010	pending	not yet set	3079	2344	D.ALMAGRO	300	US$897

									TOTAL hac.	5100

In connection with the closing of the December, 2009 acquisition of 4 pedimentos at the Rio de la Sal/Pedernales and the other 8 properties, Salico granted a 2% net smelter return royalty to the vendor on future production from the property, payable following commencement of commercial production, to a maximum of US$6 million. Prior to commencement of commercial production at Rio de la Sal/Pedernales, Salico may re-purchase one-half of this net smelter return royalty (1%) for US$2 million.

On February 14, 2011, the Company signed a Purchase Agreement with Sociedad Gareste, Limitada (“Gareste”) for the acquisition of 15 additional exploration concessions totaling 4,200 hectares, plus water rights applications at the Pedernales salar owned by Gareste. The mineral concessions covered by this agreement are denoted with an asterisk in the table above. Upon closing of the latest Pedernales acquisition, Pan American has agreed to issue 2 million common shares to Gareste. The parties have agreed to close this proposed transaction on or before December 30, 2011, or such other date as the parties may agree to in writing. Completion of the proposed transaction will be subject to certain conditions including receipt of all necessary regulatory and exchange approvals, and the granting of a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by Pan American for US$2 million prior to commercial production.

Geology, Geochemistry and Exploration Justification

The mineral concessions owned by Salico and subject to the February, 2011 Purchase Agreement cover portions of the actual Salar de Pedernales, and parts of the Rio de la Sal stream originating from this salar. The Salar de Pedernales is the second-largest salar in Chile. Around the year 1920, the company owning and managing the Pedernales salar constructed a tunnel through which this salar was allowed to drain. The Rio de la Sal stream, originating from this tunnel, then transported lithium-bearing solutions from the salar downstream.

The French Institut de Recherché pour le Development (IRD), in 1995 as part of its potable water investigation program to evaluate the high Andes salars, visited the Salar de Pedernales, but not the actual Rio de la Sal. Results of their sampling program at the Salar de Pedernales demonstrated average lithium values of 326 ppm. Subsequently, in connection with an initial NI 43-101 Technical Report we filed on SEDAR on November 13, 2009 and compliant under Canadian law, our independent technical expert, John Hiner, L.P. Geo., visited the Rio de la Sal property and took four water samples from the flowing stream. Under Mr. Hiner’s typical sample collection, custody and transmission protocol, two samples were sent to and analyzed by ALS Chemex in Burnaby, B.C., while Mr. Hiner hand-transported two others to Exact Scientific in Bellingham, Washington for analysis. These samples yielded Li values as high as 391 mg/liter.

In November 2010, the Company and Gareste jointly began a trenching exploration program on the combined Pedernales property position. The table below summarizes results from 12 brine samples taken from six trenches of approximately 3 meters in depth from the concessions at the Salar de Pedernales.

TRENCH NO.	SAMPLE NO.	LI (MG/L)	K (MG/L)	MG/LI RATIO
1	1 2	890 930	8200 8700	7.81 7.77
2	1 2	310 280	3000 2700	8.90 9.29
3	1 2	270 260	2800 2800	7.70 7.77
8	1 2	290 300	2700 2800	9.59 10.1
9	1 2	60 50	<500 <500	10.4 11.8
10	1 2	1070 1070	8100 8000	9.32 9.26

Based on these results which show high lithium and potassium grades, we have re-evaluated our exploration priorities and intend, pending adequate funding, to design and implement an exploration program at this salar during calendar year 2011. The Company on May, 2, 2011, announced a private placement financing in the amount of CDN$350,000, some of the proceeds of which will be used in connection with the exploration program at Pedernales.

Llanta Project

The Llanta project is depicted on Property Location Map 1 above. We do not currently consider this property to be material.

Titles and Nature of Concessions; Royalties

Pertinent data relating to the nature of the mineral concessions comprising the property position at Llanta is contained in the following table:

Claim Name	Status	UTM NORTH	UTM EAST	Date of Staking	Date of Constitut ion	Expiration Date	FOJAS	Number	Office	Hectares	Yearly Payment

LLANTA UNO	PEDIMENTOS	7,083,500	412,500	2/11/2011	Pending	not yet set	664 VTA.	467	D.ALMAGRO	300	US$897
LLANTA DOS	PEDIMENTOS	7,084,500	412,500	2/11/2011	Pending	not yet set	665 VTA.	468	D.ALMAGRO	300	US$897
LLANTA TRES	PEDIMENTOS	7,085,500	412,500	2/11/2011	Pending	not yet set	666 VTA.	469	D.ALMAGRO	300	US$897
LLANTA CUATRO	PEDIMENTOS	7,086,500	412,500	2/11/2011	Pending	not yet set	667 VTA.	470	D.ALMAGRO	300	US$897
LLANTA CINCO	PEDIMENTOS	7,087,500	412,500	2/11/2011	Pending	not yet set	668 VTA.	471	D.ALMAGRO	300	US$897
LLANTA SEIS	PEDIMENTOS	7,083,500	415,500	2/11/2011	Pending	not yet set	669 VTA.	472	D.ALMAGRO	300	US$897
LLANTA SIETE	PEDIMENTOS	7,084,500	415,500	2/11/2011	Pending	not yet set	670 VTA.	473	D.ALMAGRO	300	US$897
LLANTA OCHO	PEDIMENTOS	7,085,500	415,500	2/11/2011	Pending	not yet set	671 VTA.	474	D.ALMAGRO	300	US$897
LLANTA NUEVE	PEDIMENTOS	7,086,500	415,500	2/11/2011	Pending	not yet set	672 VTA.	475	D.ALMAGRO	300	US$897
LLANTA DIEZ	PEDIMENTOS	7,087,500	415,500	2/11/2011	Pending	not yet set	673 VTA.	476	D.ALMAGRO	300	US$897

									TOTAL hac.	3000

On February 14, 2011, the Company signed a binding letter of intent with Gareste to acquire interests in these concessions, and related water rights applications, through an earn-in/joint venture arrangement to be negotiated and executed by the parties. This agreement contemplates that Pan American will perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project. These amounts are set out in the following table:

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		50,000
One year from execution of Agreement	US$25,000	25,000
Two years from execution of Agreement	US$25,000	25,000
Three years from execution of Agreement	US$50,000	50,000
Delivery of scoping study		50,000	10
Delivery of pre-feasibility study (“PFS”)		100,000	20
180 days after Delivery of PFS	US$50,000
Delivery of bankable feasibility study (“BFS”)		200,000	40
180 days after Delivery of BFS	US$100,000
Receipt of actual funds from project debt financing to build production facility based on BFS	US$350,000	400,000	10
TOTALS	US$600,000	900,000	80

Geology, Geochemistry and Exploration Justification

The Llanta project is a closed basin aquifer that is roughly 40 km downstream from the Salar de Pedernales and in geological theory contains brines that originated from that salar. In addition, the Rio de la Sal, which leaves from the Salar de Pedernales, flows into the valley comprising the Llanta project and disappears subsurface at these concessions. Our outside, independent technical expert, John Hiner, visited and sampled the Rio de la Sal as it enters the Llanta properties. These samples yielded Li values as high as 391 mg/liter. The Company intends, pending adequate funding, to design and implement an exploration program at Llanta during calendar year 2011. The Company on May, 2, 2011, announced a private placement financing in the amount of CDN$350,000, some of the proceeds of which will be used in connection with the exploration program at Llanta.

Laguna Brava property

Location and Access

The Laguna Brava property is depicted on Property Location Map 1 above and the property map below. Although we have expended some exploration effort at this property, at this time, we do not consider Laguna Brava to be material.

The Laguna Brava Salar is situated near Maricunga, a noted mining district, in the same general region of the central Andes, near the Argentine border. The property is accessible via paved International Highway (Camino Internacional) C31 from Copiapo, leading north-easterly and easterly 161 kilometres to the border station at Maricunga. At the north end of the Salar Maricunga, provincial road C173 leads north to about 40 kilometres to the southwest side of the Salar Pedernales. Numerous access and bulldozer drill roads lead easterly around the south end of Pedernales approximately 50 kilometers to Piedra Parada. Laguna Brava is reached from Piedra Parada by traveling about 15 kilometers on dirt roads leading east and northeast across young volcanic terrain to the closed basin that constitutes Laguna Brava. The project is accessible via 2 wheel drive vehicles. Travel time from Copiapo to Laguna Brava is about 4 hours. Although lithium has been identified in the brines in the Laguna Brava salar, there has been no known production.

Titles and Nature of Concessions; Royalties

Pertinent data relating to the nature of the mineral concessions comprising Laguna Brava is contained in the following table:

MINERAL CONCESSION DATA—LAGUNA BRAVA (UTM coordinates—WGS84 Datum)

Claim Name	Status	UTM NORTH	UTM EAST	Date of Staking	Date of Constituti on	Expiration Date	FOJAS	Number	Office	Hectares	Yearly Payment

Braguna Una	MANIFESTACION	7088500	539000	1/27/2011	n/a	none	651	458	D.ALMAGRO	300	US 2200
Braguna Dos	MANIFESTACION	7089500	539000	1/27/2011	n/a	none	643	454	D.ALMAGRO	300	US 2200
Braguna Tres	MANIFESTACION	7090500	539000	1/27/2011	n/a	none	645	455	D.ALMAGRO	300	US 2200
Braguna Cuatro	MANIFESTACION	7091500	539000	1/27/2011	n/a	none	647	456	D.ALMAGRO	200	US 2200
Braguna Cinco	MANIFESTACION	7093000	539200	1/27/2011	n/a	none	649	457	D.ALMAGRO	200	US 2200
Braguna Seis	MANIFESTACION	7094500	540000	1/27/2011	n/a	none	639	452	D.ALMAGRO	200	US 2200
Braguna Siete	MANIFESTACION	7095500	540000	1/27/2011	n/a	none	641	453	D.ALMAGRO	200	US 2200
Braguna Ocho	Exploracion	7089500	541000	4/28/2010	9/16/2010	9/16/2012	1036	785	D.ALMAGRO	300	US$ 939
Braguna Nueve	Exploracion	7089500	542000	4/28/2010	9/16/2010	9/16/2012	1037	786	D.ALMAGRO	300	US$ 939
Braguna Diez	Exploracion	7092500	540000	4/28/2010	9/16/2010	9/16/2012	1038	787	D.ALMAGRO	300	US$ 939
Braguna Once	Exploracion	7092500	541000	4/28/2010	9/16/2010	9/16/2012	1039	788	D.ALMAGRO	300	US$ 939
Braguna Doce	Exploracion	7095500	541500	4/28/2010	9/16/2010	9/16/2012	1040	789	D.ALMAGRO	300	US$ 939
Braguna Trece	Exploracion	7094500	538500	4/28/2010	9/16/2010	9/16/2012	1041	790	D.ALMAGRO	300	US$ 939
Braguna Catorce	Exploracion	7096500	539500	4/28/2010	9/16/2010	9/16/2012	1042	791	D.ALMAGRO	300	US$ 939
Braguna Quince	Exploracion	7097500	540500	4/28/2010	9/16/2010	9/16/2012	1043	792	D.ALMAGRO	300	US$ 939
Braguna Diesiseis	Exploracion	7097500	542500	4/28/2010	9/16/2010	9/16/2012	1044	793	D.ALMAGRO	300	US$ 939
								Total Hectares		4400

The Laguna Brava Project is comprised of 16 mineral exploration claims, which are pedimentos, totalling 4,400 hectares. Seven of the pedimentos were originally staked in May 2009, constituted in January of 2010, and before expiration, were converted to manifestaciones in January 2011. In April 2010, Salico staked an additional nine pedimentos to cover the remainder of the Laguna Brava basin, which concessions expire in September of 2012. The pedimentos are maintained by yearly payments of approximately U.S. $3.00 per hectare, and mensuras roughly three times that amount, the responsibility for which belongs to Salico and ultimately Pan American. At the end of two years all pedimentos must be either converted to mensuras/exploitation claims or restaked. Our intention is to pay all annual fees and hold the concessions in exploration status for the complete period allowed under Chilean law. The claims protect the claimant as to all mineral rights, and a right of surface access upon agreement with the surface owner. As the surface owner at Laguna Brava is the state of Chile, we will solicit a surface rights agreement with the government of Chile at the time of and in connection with a feasibility study.

In connection with the closing of the December, 2009 acquisition of Laguna Brava and the other 8 properties, Salico granted a 2% net smelter return royalty to the vendor on future production from Laguna Brava (which agreement extends to all after-acquired claims), payable following commencement of commercial production, to a maximum of US$6 million. Prior to commencement of commercial production at Laguna Brava, Salico may re-purchase one-half of this net smelter return royalty (1%) for US$2 million.

Geology and Mineralization

Laguna Brava has the following physical characteristics:

Salar Name	Catchment Basin size	Salar Size	Lake area	Annual Precip.	Evaporation Potential	Water Temp.
L. Brava	545 km2	unknown	8.2km2	140mm/yr	2000 mm/yr	-2[o]C

The Laguna Brava salar is situated in a region of young and active volcanoes and obvious geothermal activity. The entire catchment area is dominated by Cenozoic dacite and andesite volcanic rocks, many of which have been altered by hydrothermal fluids associated with volcanism. The lake is fed by active hot springs, which appears to be the principal source of lithium, potassium, and other metallic salts. Seasonal runoff probably contributes a small component of the metals budget via leaching and groundwater inflow. To the immediate north of Laguna Brava are two smaller lakes, neither of which exhibit geochemically anomalous lithium or potassium content. We believe that the geothermal sources that feed Laguna Brava occur in close proximity to the lake.

Mineralization at Laguna Brava consists of lithium in brine. The brine is rich in sodium, potassium, and sulphate, as well as chloride. Lithium occurs in the brine as lithium chloride, as a component of potassium chloride, and as a component of other complex soluble salts.

Work completed at Laguna Brava

Laguna Brava was examined in detail by the French Institut de Recherche pour le Development (IRD) in 1995 as part of a program to evaluate the high Andes salars for potable water. Their sample results and chemistry (in Mg/liter) are presented below:

Smpl No.	pH	Alk	Cl	SO4	B	Si	Na	K	Li	Ca	Mg
Bra-2EQ	7.59	5.2	63700	10200	550	15.8	40000	2300	231	787	1750
BRA-1E	7.58	4.87	63100	10100	809	19.5	38200	2570	244	1380	1970
BRA-3E	7.71	6.12	49600	23900	911	21.1	38000	3160	275	392	1400

We initiated a comprehensive lake brine sampling program at the shallow Laguna Brava surface lake in April 2010. This sampling program, conducted under the supervision of John Hiner, L.P. Geo, an independent professional geologist, entailed the collection of brine lake water samples from surface and at various depths on a pre-established grid designed in consultation with Mr. Hiner. Access to sample points was achieved on foot and by using a 4m Zodiac boat. Grid sampling across the lake was undertaken for the purpose of determining lateral and vertical distribution of lithium and other elements in the lake waters. The sample points were located by GPS and samples were then taken at surface and at depth. Samples taken at depth were collected using a Van Dorn Vertical Water Sampling Bottle – Type Beta Plus. This device is a weighted elongated cylinder with valves at the top and bottom that allow the device to pass through water to the desired depth. On reaching that depth a weighted control travels down the line and on reaching the device closes the valves thereby collecting an “undisturbed water sample” at depth.

Sample Preparation, Analyses and Security

For the grid sample program, water samples were collected in sterilized plastic bottles. The bottles were labeled with felt marker pen, double-rinsed and submerged to collect a sample with as little entrained oxygen as possible. None of the samples were acidized, as all of the waters had pH levels above 7.0, and because the high solubility of lithium in water renders such buffering unnecessary. Sample locations were noted by GPS and noted in field notebook. Where possible, photographs of sample sites were taken.

No employee, officer, director, or associate of our company or Salico was involved in the selection of samples to be taken, the collection of the samples, or the preparation of the samples. For the grid sampling program, independent contractors were interviewed, selected, and trained by Mr. Hiner, who was on site during sample collection. The samples remained in the possession of Mr. Hiner until delivered to a common carrier overnight shipping facility in Copiapo, Chile

Brine samples were collected in sterilized plastic bottles under the supervision of Mr. Hiner, sealed on site, and shipped by common carrier to an independent certified laboratory--ALS Chemex Environmental laboratories in Burnaby, B.C., Canada, for analysis. The samples were analyzed directly as submitted by inductively coupled plasma-mass spectrometry (“ICP”). Any over limit results were subsequently reanalyzed by ICP methods using higher limit standards. Two control samples consisting of distilled water were inserted into the sample stream. No geochemical lithium standard is yet available commercially in either liquid or solid form.

Thirty-two samples were collected at Laguna Brava, as well as two control samples. Analysis of the values for lithium, magnesium, and potassium throughout the lake indicates that the standard deviation for each of the elements is no more than 7%, indicating very homogeneous concentration levels in lake waters. The density of the lake waters was determined to be constant from surface to bottom at 1.14 (the measurement of mass per unit volume). Consequently there does not appear to be any notable increase amount of dissolved solids or grades of metals with depth. The average chemistry (in mg/l) is shown in the table below.

Element/Metal	Detection Limits mg/l	Laguna Brava
		Average Grade	Standard Deviation
Boron mg/l	10	699	42
Calcium mg/l	5	1074	38
Lithium mg/l	1	310	23
Magnesium mg/l	10	2367	138
Potassium mg/l	200	2997	197
Sodium mg/l	200	54128	3834
Total Dissolved Solids	200	162875	9954
Sulfates (SO4)	50	12866	855
Density		1.12	0

Laguna Brava has no known reserves reportable under US securities laws, and the programs carried out on the property to date have been simply exploratory in nature. However, on June 14, 2010, we filed on SEDAR a National Instrument 43-101 technical report, compliant with Canadian law, for inferred resource estimates for lithium carbonate equivalent and potassium chloride equivalent for the shallow surface lake at the Laguna Brava property. The inferred resource estimates were determined using a volumetric calculation for water volume in the lake, and calculations of contained metals and elements based on average grades. Since the estimates derived for the shallow surface lake are relatively nominal and we do not have any information as to the underground brine potential of this salar, we do not consider the Laguna Brava property to be material at this time. However, this position could change if and as more exploration of the underground brine potential is undertaken at Laguna Brava. At the current time, there are no plans for any additional exploration at Laguna Brava.

Salar de Maricunga

The Maricunga salar property is depicted on Property Location Map 1 above. We do not currently consider this property to be material.

Titles and Nature of Concessions; Royalties

Pertinent data relating to the nature of the mineral concessions comprising the property position at the Salar de Maricunga is contained in the following table:

Claim Name	Status	UTM NORTH	UTM EAST	Date of Staking	Date of Constitut ion	Expiration Date	FOJAS	Number	Office	Hectares	Yearly Payment

MACUNGA UNO	PEDIMENTOS	7032500	494816	11/5/2010	pending	not yet set	9930 Vta.	7910	COPIAPÓ	300	US$897
MACUNGA DOS	PEDIMENTOS	7033500	496500	12/9/2010	pending	not yet set	10900 Vta.	8662	COPIAPÓ	300	US$897
MACUNGA TRES	PEDIMENTOS	7031500	495500	11/5/2010	pending	not yet set	9932 Vta.	7912	COPIAPÓ	200	US$598
MACUNGA CINCO	PEDIMENTOS	7030900	486900	11/11/2010	pending	not yet set	10033	7995	COPIAPÓ	200	US$598
MACUNGA SEIS	PEDIMENTOS	7032500	488300	11/11/2010	pending	not yet set	10034	7996	COPIAPÓ	200	US$598
MACUNGA TRES DEL 1 AL 5	MANIFESTACION	7,031,850	493,600	11/11/2010	n/a	none	10227 Vta.	8136	COPIAPÓ	20

								Total Hectares		1220

On February 14, 2011, the Company signed a binding letter of intent with Gareste to acquire interests in these concessions, and related water rights applications, through an earn-in/joint venture arrangement to be negotiated and executed by the parties. This agreement contemplates that Pan American will perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project. These amounts are set out in the following table:

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		200,000
One year from execution of Agreement	US$100,000	100,000
Two years from execution of Agreement	US$100,000	100,000
Three years from execution of Agreement	US$100,000	100,000
Delivery of scoping study		100,000	10
Delivery of pre-feasibility study (“PFS”)		100,000	20
180 days after Delivery of PFS	US$100,000
Delivery of bankable feasibility study (“BFS”)		300,000	40
180 days after Delivery of BFS	US$100,000
Receipt of actual funds from project debt financing to build production facility based on BFS	US$1 million	1,000,000	10
TOTALS	US$1.5 million	2 million	80

Geology, Geochemistry and Exploration Justification

The Salar de Maricunga is the third-largest salar in Chile and is a typical high Andes salar with a surface salt crust found in a closed basin, which contains subsurface brines with lithium and other light metals occurring as salts.

The French Institut de Recherche pour le Development (IRD), in 1995 as part of its potable water investigation program to evaluate the high Andes salars, visited Maricunga. Results of their sampling programs for surface waters and inflow streams demonstrated lithium values as high as 300 ppm at this salar.

Our outside independent expert geologist, John Hiner, has visited Maricunga but has not yet sampled the claims or has been able to recommend an exploration program or other work at these concessions. The Company intends, pending adequate funding, to design and implement an exploration program at Maricunga during calendar year 2011.

Piedra Parada Property

The Piedra Parada property is depicted on Property Location Map 1 above. At this time, we do not consider Piedra Parada to be material.

Titles and Nature of Concessions; Royalties

At the closing of the Amended and Restated Securities Exchange Agreement in December 2009, we obtained through our acquisition of Salico contractual rights in the concessions at Piedra Parada owned by Sociedad Gareste Ltda. (“Gareste”), a Chilean limited liability company. These rights include Salico’s right to extract and exploit lithium and light metals (“Lithium Rights”) from the brines at Piedra Parada, Subsequent to the closing referred to above, Gareste conveyed its rights in the underlying concessions, subject to the Lithium Rights of Salico, to Zoro Mining Corp. (“Zoro”), a publicly-traded Nevada company (OTCBB: ZORM) which shares two officers and one director in common with our company.

The Lithium Rights of Salico pertain to the mineral concessions at Piedra Parada owned by Zoro described in the following table:

MINERAL CONCESSION DATA—PIEDRA PARADA (UTM coordinates—WGS84 Datum)

Claim Name	Status	UTM NORTH	UTM EAST	Date of Staking	Date of Constitut ion	Expiration Date	FOJAS	Number	Office	Hectares	Yearly Payment

HUMEDAL 1*	Manifestacion	7087500	520500	4/4/2008	1/20/2011	1/28/2011	629	447	D.ALMAGRO	300	US$897
HUMEDAL 2*	Manifestacion	7087500	521500	4/4/2008	1/20/2011	1/28/2011	631	448	D.ALMAGRO	300	US$897
HUMEDAL 3*	Manifestacion	7087500	522500	4/4/2008	1/20/2011	1/28/2011	633	449	D.ALMAGRO	300	US$897
HUMEDAL 4*	Manifestacion	7087500	523500	4/4/2008	1/20/2011	1/28/2011	635	450	D.ALMAGRO	300	US$897
HUMEDAL 5*	Manifestacion	7087500	524500	4/4/2008	1/20/2011	1/28/2011	637	451	D.ALMAGRO	300	US$897
HUMEDAL 7	Manifestacion	7984500	525000	4/4/2008	4/2/2011	11/8/2011	1683 VTA.	1270	D.ALMAGRO	300	US$735
HUMEDAL 8	Manifestacion	7084500	526000	4/4/2008	4/2/2011	11/8/2011	1681 VTA	1269	D.ALMAGRO	300	US$736
HUMEDAL 9	Manifestacion	7084500	527000	4/4/2008	4/2/2011	11/8/2011	1680 VTA.	1268	D.ALMAGRO	300	US$736
HUMEDAL 10	Manifestacion	7084500	528000	4/4/2008	4/2/2011	11/8/2011	1678 VTA.	1267	D.ALMAGRO	300	US$736
HUMEDAL 11	Manifestacion	7084500	529500	4/4/2008	4/2/2011	11/8/2011	1677 VTA.	1266	D.ALMAGRO	300	US$736
SALAR 1	MENSURA	7086500	527500	3/15/2007	N/A	None	462 VTA	400	D.ALMAGRO	300	US$2,200
SALAR 2	MENSURA	7087500	527500	3/15/2007	N/A	None	4463 VTA	401	D.ALMAGRO	300	US$2,200

* Denotes that Zoro owns overstaked, junior rights only in the listed concessions

								Total Hectares		3600

At the Piedra Parada salar, in connection with its receipt of contractual Lithium Rights in the concessions, Salico granted a 2% net smelter return royalty to the vendor, Gareste, on the proceeds from the sale of lithium and light metals to a maximum of US$6 million. Prior to commencement of commercial production at Piedra Parada, Salico may re-purchase one-half of the net smelter return royalty for US$2 million. Salico is obligated to pay the vendor a payment of US$2,000 per month as a lease and rental remittance fee, and to cover overhead and ancillary expenses, to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Gareste conveyed to Zoro these rights to receive payments and other rights under the agreement with Salico for Lithium Rights, along with the underlying concessions.

Geology, Geochemistry and Exploration Justification

Rotational block faulting associated with Andean uplift created the framework for the creation of the closed basins that occur in the Andes. Fault structures in the vicinity of active volcanoes provided the plumbing for geothermal systems, whose waters contributed lithium and other elements to these basins. High evaporation rates generally exceed inflow rates so water bodies become playa lakes or salt flats. Piedra Parada is a typical high Andes salar with a surface salt crust found in a closed basin, which contains subsurface brines with lithium and other light metals occurring as salts.

Piedra Parada was examined in detail by the French Institut de Recherche pour le Development (IRD) in 1995 as part of a program to evaluate the high Andes salars for potable water. Results of their sampling program demonstrated lithium values of as high as 100 ppm in surface water brine pools. Subsequently, in connection with an initial NI 43-101 Technical Report, filed on SEDAR by us on November 13, 2009, our independent technical expert, John Hiner, L.P. Geo., visited the Piedra Parada salar site and took several samples at the edges of a pool, a shallow pit, and from the inflow stream to the salar. Under Mr. Hiner’s typical sample collection, custody and transmission protocol, these samples were sent to and analyzed by ALS Chemex in Burnaby, B.C., Canada, and yielded Li values as high as 92 ppm.

Although Mr. Hiner recommended an exploration program and additional work at Piedra Parada, at this time, we have no plans for any exploration at this property, and we do not consider the Piedra Parada property to be material.

Lagunas Jilgueros Property

The Lagunas Jilgueros property is depicted on Property Location Map 1 above. We do not currently consider Lagunas Jilgueros to be material.

Titles and Nature of Concessions; Royalties

Pertinent data relating to the nature of the mineral concessions comprising Lagunas Jilgueros is contained in the following table:

MINERAL CONCESSION DATA—LAGUNAS JILGUEROS (UTM coordinates—WGS84 Datum)

Claim Name	Status	UTM NORTH	UTM EAST	Date of Staking	Date of Presentati on	Expiration Date	FOJAS	Number	Office	Hectares	Yearly Payment

HUMEDAL 12	MANIFESTACION	7081000	531500	5/25/2008	4/2/2011	11/8/2011	1675 VTA.	1265	D.ALMAGRO	200	US$574
HUMEDAL 13	MANIFESTACION	7081000	532500	5/25/2008	4/2/2011	11/8/2011	1674 VTA.	1264	D.ALMAGRO	200	US$574
HUMEDAL 14	MANIFESTACION	7081000	534500	1/27/2011	1/27/2011	9/4/2011	627	446	D.ALMAGRO	200	US$ 574
HUMEDAL 15	MANIFESTACION	7081500	534500	1/27/2011	4/2/2011	11/8/2011	1674 VTA.	1263	D.ALMAGRO	300	US$736
HUMEDAL 16	MANIFESTACION	7082000	535500	1/27/2011	4/2/2011	11/8/2011	1671 VTA.	1262	D.ALMAGRO	200	US$574

								Total Hectares		1100

In connection with the closing of the December 2009 acquisition of Lagunas Jilgueros and the other 8 properties, Salico granted a 2% net smelter return royalty to the vendor on future production from Lagunas Jilgueros, payable following commencement of commercial production, to a maximum of US$6 million. Prior to commencement of commercial production at Lagunas Jilgueros, Salico may re-purchase one-half of this net smelter return royalty (1%) for US$2 million.

Geology, Geochemistry and Exploration Justification

Rotational block faulting associated with Andean uplift created the framework for the creation of the closed basins that occur in the Andes. Fault structures in the vicinity of active volcanoes provided the plumbing for geothermal systems, whose waters contributed lithium and other elements to these basins. High evaporation rates generally exceed inflow rates so water bodies become playa lakes or salt flats. Lagunas Jilgueros is a typical high Andes salar with a surface salt crust found in a closed basin, which contains subsurface brines with lithium and other light metals occurring as salts.

Lagunas Jilgueros was examined in detail by the French Institut de Recherche pour le Development (IRD) in 1995 as part of a program to evaluate the high Andes salars for potable water. Results of their sampling program demonstrated lithium values of as high as 18 ppm in surface water brine pools. Subsequently, in connection with an initial NI 43-101 Technical Report we filed on SEDAR on November 13, 2009, our independent technical expert, John Hiner, L.P. Geo., visited the Lagunas Jilgueros salar site and took one water samples at the edge of a small surface lake. Under Mr. Hiner’s typical sample collection, custody and transmission protocol, this sample was sent to and analyzed by ALS Chemex in Burnaby, B.C., Canada, and yielded a Li value of 24 ppm.

Although Mr., Hiner recommended an exploration program and additional work at Lagunas Jilgueros, at this time we have no plans for any exploration at this property, and do not consider it to be material.

La Laguna, Laguna Escondida, Salar Ignorado and Salar de Wheelwright

The La Laguna, Laguna Escondida, Salar Ignorado and Salar de Wheelwright properties are depicted on Property Location Maps 1 and 2 above. We do not currently consider any of these properties to be material. These four properties are summarized together in this section because we have not done any work at or taken any samples from these sites. They are generally among the smallest in size of the nine projects and there is minimal historical and anecdotal information available for these properties.

Titles and Nature of Concessions; Royalties

Pertinent data relating to the nature of the mineral concessions comprising La Laguna, Laguna Escondida, Salar Ignorado and Salar de Wheelwright is contained in the following table:

MINERAL CONCESSION DATA—LA LAGUNA, LAGUNA ESCONDIDA, SALAR IGNORADO AND
SALAR DE WHEELWRIGHT (UTM coordinates—WGS84 Datum)

These four properties aggregate 3,100 hectares, and concessions at each individual property total the following:

  La Laguna—400 hectares
  Laguna Escondida—900 hectares
  Salar Ignorado—600 hectares
  Salar de Wheelwright—1,200 hectares

In connection with the closing of the December, 2009 acquisition of La Laguna, Laguna Escondida, Salar Ignorado, Salar de Wheelwright and interests in the other 5 properties, Salico granted a 2% net smelter return royalty to the vendor on future production from each of La Laguna, Laguna Escondida, Salar Ignorado and Salar de Wheelwright, payable following commencement of commercial production at each of these properties, to a maximum of US$6 million at each property. Prior to commencement of commercial production at each of La Laguna, Laguna Escondida, Salar Ignorado and Salar de Wheelwright, Salico may re-purchase one-half of this net smelter return royalty (1%) for US$2 million at each property.

Geology, Geochemistry and Exploration Justification

La Laguna, Laguna Escondida, Salar Ignorado, Salar de Wheelwright are typical high Andes salars with a surface salt crust found in closed basins, which contains subsurface brines with lithium and other light metals occurring as salts.

The French Institut de Recherche pour le Development (IRD), in 1995 as part of its potable water investigation program to evaluate the high Andes salars, visited each of these sites. Results of their sampling programs for surface waters and inflow streams demonstrated lithium values as high as the following:

  La Laguna—23 ppm
  Laguna Escondida—9 ppm
  Salar Ignorado—14 ppm
  Salar de Wheelwright—127 ppm

Our outside independent expert geologist, John Hiner, did not visit any of these properties. Mr. Hiner has consequently not been able to recommend an exploration program or other work at any of these properties at this time. We currently have no plans for any exploration at any of these projects and do not consider them to be material.

Mineral Title in Chile

Chile’s current mining policy is based on legal provisions founded in Spanish law with modifications via a series of prior Mining Codes leading to the revised Mining Code of 1982. These were established to stimulate the development of mining and to guarantee the property rights of both local and foreign investors. According to the law, the state owns all mineral resources, but exploration and exploitation of these resources by private parties is permitted through mining concessions, which are granted, to any claimant to mineral rights who follows the required procedures. An exploration claim can be placed on any area, whereas the survey to establish a permanent exploitation claim (“mensura”) can only be effected on “free” areas which have no valid claims in place or in process of constitution.

The concessions have both rights and obligations as defined by a Constitutional Organic Law as enacted in 1982. Concessions can be mortgaged or transferred and the holder has full ownership rights and is entitled to obtain the rights of way for exploration and exploitation. The concession holder has the right to use, for mining purposes, any water flows which infiltrate any mining workings. In addition, the concession holder has the right to defend his ownership against state and third parties. An exploration concession is obtained by a claims filing and includes all minerals that may exist within its area. Exploration and exploitation mining rights in Chile are acquired in the following stages:

Pedimento: A pedimento is an initial exploration claim whose position is well defined by UTM coordinates which define north-south and east-west boundaries. The minimum size of a pedimento is 100 hectares and the maximum is 5,000 hectares with a maximum length-to-width ratio of 5:1. The duration of validity is for a maximum period of 2 years from the date of constitution, however at the end of this period it may a) be reduced in size by at least 50% and renewed for an additional 2 years or b) entered in the process to establish a permanent claim by converting to a “manifestation”. New pedimentos are allowed to overlap with pre-existing ones; however the pedimento with the earliest filing date always takes precedence, providing the claim holder continues the process of constitution in accordance with the Mining Code and the applicable regulations. Pedimentos are maintained by yearly payments of approximately US$3.00 per hectare.

Manifestacion: Before a pedimento expires, or at any stage during its two year life, it may be converted to a manifestacion which lasts for 220 days.

Mensura: Prior to the expiration of a manifestacion, the owner of a manifestacion must request a mensura. After acceptance of the “Survey Request” (solicitud de Mensura), the owner has approximately 12 months to have the claim surveyed by a government licensed surveyor. The surrounding claim owners may witness the survey, which is subsequently described in a legal format and presented to the National Mining Service (“SERNAGEOMIN”) for technical review which includes field inspection and verification. Following the technical approval by SERNAGEOMIN, the file returns to the judge of the appropriate jurisdiction who must dictate the constitution of the claim as a “mensura” (equivalent of a patented claim in the United States). Once constituted, an abstract describing the claim is published in Chile’s official mining bulletin, which is published weekly, and 30 days later the claim can be inscribed in the appropriate Mining Registry (referred to as “Conservador de Minas”).

Once constituted, a “mensura” is a permanent property right, with no expiration date. So long as the annual fees (referred to as “patentes”) are paid in a timely manner, (from March to May of each year) clear title and ownership of the mineral rights is assured in perpetuity. Currently, the patentes are the equivalent of US$7.33 per hectare per year. Failure to pay the annual patentes for an extended period can result in the claim being listed for “remate”, which is an Auction Sale, wherein a third party may acquire a claim for the payment of back taxes owed plus a penalty payment. In such a case, the claim is included in a list published 30 days prior to the Auction and the owner has the possibility of paying the back taxes plus penalty and thus removing the claim from the Auction List.

Mineral concessions under Chilean mining law provide for direct exploitation of mineral salts like potassium, magnesium, calcium, and sodium. Under Article 7 of the Chilean Mining Code, lithium, uranium, and thorium are technically reserved to the state of Chile for the Chilean National Nuclear Commission. As a consequence, under Articles 8 through 10 of the Chilean Mining Code, there are three alternative approaches, under each of which Salico could produce and market lithium minerals:

1.

Salico can secure through the Ministry of Mines a special operating permit that allows it to process and export lithium products. This permit is authorized and signed by the President of Chile. This procedure has been used for all contracts under which existing lithium production companies operate in Chile. We are not aware of any lithium exploitation project wherein the special operating permit was not granted. Salico expects to apply for and receive such special permits on its projects that are subsequently shown to be economically feasible. We consider this special operating permit scenario to be a reasonable expectation, given prior precedents set by Soquem Inc., Chemetall Foote Corp. and other lithium operations in Chile, all of which operate under the special permit process.

2.

Alternatively, Salico may process lithium as a by-product in a conventional salt recovery circuit. The lithium products must then offered to the Chilean National Nuclear Commission, which then must elect whether or not to take delivery. If the Commission decides not to take delivery, then by default Salico will be at liberty to commercialize the lithium products with third parties.

3.

If the Commission elects to take delivery of the lithium products under scenario 2, Salico is obligated to deliver the lithium at its cost. Before taking delivery, however, the Commission is required to pay, in advance, for all infrastructure and operational costs related to the separation and delivery of the lithium product. In a typical lithium recovery system, where evaporation ponds are used to sequentially separate out various non-lithium salts, and where lithium is the last salt processed, the Commission would have to pay a large portion of the infrastructure and operational costs, resulting in recovery of all non-lithium by- products at a drastically reduced capital and operational cost to Salico.

We are not aware of any instance whereby the Commission has required delivery of lithium or of any research or development by the government of Chile that would require the acquisition and use of lithium. We do not know of any special appropriation or line-item in the national Chilean budget that would allow for the Commission to purchase lithium and pay for corresponding infrastructure and operational costs.

Permitting, Environmental and Water Issues in Chile

The following summary is based upon Chile’s Environmental Law 19.300 and the Regulations regarding environmental impact studies, as posted on the web site of Chile’s Regional Commission for the Environment (“CONAMA”) (http://www.conama.cl/portal/1255/channel.html).

Chile’s environmental law (referred to as “Law Nº 19.300”), which regulates all environmental activities in the country, was first published on March 9, 1994. An exploration project or field activity cannot be initiated until its potential impact to the environment is carefully evaluated. This is documented in Article 8 of the environmental law and is referred to as the Sistema de Evaluación de Impacto Ambiental (“SEIA”).

The SEIA is administered and coordinated on both regional and national levels by the Comisión Regional del Medio Ambiente (“COREMA”) and the Comisión Nacional del Medio Ambiente (“CONAMA”), respectively. The initial application is generally made to COREMA, in the corresponding region where the property is located, however in cases where the property might affect various regions the application is made directly to the CONAMA. Various other Chilean government organizations are also involved with the review process, however most documentation is ultimately forwarded to CONAMA, which is the final authority on the environment and is the organization that issues the final environmental permits.

There are two types of environmental review; an Environmental Impact Statement (Declaración de Impacto Ambiental, or “DIA”), and an Environmental Impact Assessment (Evaluación de Impacto Ambiental, or “EIA”). As defined in the SEIA, a Declaration (DIA) must be prepared prior to starting detailed drilling for a mining project (defined as the stage of reducing “uncertainty” in the quantification of mineral resources and for purposes of defining a mining plan). The regulations provide an exemption from the need to prepare a DIA during the “exploratory stage” when the extent of the ore body is being determined. A DIA is prepared in cases when the applicant believes that there will be no significant environmental impact or social controversy as a result of the proposed drilling and advanced exploration activities. The potential impacts include areas such as health risks, contamination of soils, air and/or water, relocation of communities or alteration of their ways of life, proximity to “endangered” areas or archaeological sites, alteration of the natural landscape, and/or alteration of cultural heritage sites. The DIA will include a statement from the applicant declaring that the project will comply with the current environmental legislation, and a detailed description of the type of planned activities, including any voluntary environmental commitments that might be completed during the project.

For any detailed drilling phase, a DIA will be required. A full Environmental Impact Study (“EIA”) will only be required in connection with permitting process when the project moves forward to approval for construction. The EIA report is much more detailed and includes a table of contents, an executive summary, a detailed description of the design of the project facilities and operating parameters, a program for compliance with the environmental legislation, a detailed description of the possible impacts and an assessment of how they would be dealt with and repaired, a baseline study, a plan for compensation (if required), details of a follow-up program, a description of the EIA presentation made to COREMA or CONAMA, and an appendix with all of the backup documentation. Once an application is made, the review process by COREMA or CONAMA will take a maximum of 120 days. Question and answer cycles typically delay this process. After the basic environmental approval is given a number of construction/operating permits may be granted by the appropriate authorities allowing the mine development and facilities construction to commence. If, however, COREMA or CONAMA comes back with additional questions or deficiencies, an equal period of time is granted to the applicant to make the appropriate corrections or additions. Once re-submitted and a 60 day period has elapsed, if no further notification from COREMA or CONAMA is received, the application is assumed to be approved.

Presentation of a pre-feasibility or scoping study to the General Direction of Waters (“DGA”) that indicates the scope of the project and related criteria are a requirement in order to obtain final water usage permits for a project.

These studies also determine which of the projects require consumptive water usage permits, versus non-consumptive water usage permits.

Under the Chilean mining law, mineral concessions carry the right to exploit all potential surface and subsurface mineral assemblages including rock, salt crusts, muds, clays, unconsolidated and consolidated erosional material and sediments, and other salt depositional complexes. Processing of brines and other waters contained within the Pan American mineral concessions will require additional permits as granted by the Chilean General Direction of Waters, which has a Regional office in Copiapo.

OPTION TO ACQUIRE ESCONDIDAS – MEXICO

On December 18, 2009, we entered into a Share Option Agreement (the “Option Agreement”) with Escondidas Internacional S.A. de C.V., a privately-held Mexican corporation (“Escondidas”) and the shareholders of Escondidas. Following the entry into the option agreement, the shareholders granted an option to us to acquire 76% of the issued and outstanding shares of Escondidas. The primary asset of Escondidas is a joint venture and development agreement with CPI Internacional S.A. de C.V., a privately-held Mexican corporation (“CPI”), whereby CPI and Escondidas agreed to jointly process lithium and precious metals in the Cierro Prieto geothermal brine concessions that are owned by CPI and located in Baja California, Mexico, roughly 30 km south of the city of Mexicali.

Upon the exercise of the option, we will have the right to acquire 76% of the issued and outstanding shares of Escondidas held by the shareholders. In consideration for the option, we have agreed to pay or issue the following on the closing date of the Option Agreement on a pro rata basis:

  payment of US$125,000 to the shareholders;
  issuance of 5,000,000 common shares to the shareholders; and
  issuance of 5,000,000 warrants to the shareholders, each warrant of which entitles the shareholder to acquire one additional common share at the exercise price of $0.50 per share for a period of two years from the closing date.

In addition, we are obligated to pay to the shareholders the following amounts on a pro rata basis:

  US$500,000 - 6 months from commencement of commercial production;
  US$500,000 - 12 months from commencement of commercial production; and
  US$750,000 - 18 months from commencement of commercial production.

The Option Agreement further provides that we will pay:

  US$150,000 to Escondidas on signing for the repayment of outstanding indebtedness owed by Escondidas;
  US$50,000 to Escondidas on signing, and US$8,000 (formerly US$25,000) on a monthly basis thereafter until the earlier of the closing date or the termination of the Option Agreement to cover costs relating to outstanding expenses, due diligence, legal fees and other general and administrative expenses of Escondidas; and
  US$50,000 to Escondidas at closing for the repayment of outstanding indebtedness owed by Escondidas.

Effective March 29, 2010, the parties extended the termination date of the Option Agreement to June 30, 2010. On June 30, 2010, the parties extended the termination date of the Option Agreement to October 31, 2010 and substantially changed the terms of the agreement to those reflected above. On October 28, 2010, we extended the termination date of the Option Agreement to April 30, 2011 and all other terms remained unchanged. On April 30, 2011, the Company extended the termination date of the Option Agreement to October 31, 2011 and reduced the amount payable monthly to US$1,000.

We are currently conducting our due diligence review in connection with the Escondidas transaction. We anticipate that we will incur a significant amount of time and costs in connection with the due diligence and closing of the Escondidas transaction. If additional funds are required to close the transaction, we anticipate that we will raise such funds through an equity financing on a private placement basis. We are currently negotiating a possible extension of the closing date with the parties to the Option Agreement.

We currently only hold an option to obtain control of Escondidas, and to indirectly acquire an interest in the Mexican property, and we have not yet determined whether we will exercise this option. We are not currently performing any exploration or other activities on or for the underlying property, and are simply paying the Escondidas shareholders the US$1,000 monthly fee to keep the option effective. Accordingly, we do not need any permits, nor do we have any current operational plans regarding this property, and do not consider the Mexican property to be material at this time.

C.                     Organizational Structure

The Company currently owns 99% of South American Lithium Company S.A. Cerrada, a company governed by the laws of Chile.

D.                     Property, Plant and Equipment

We currently occupy and sublease office space at Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona USA 85719, as our principal offices and pay the lessee approximately $1,000 per month. We believe these facilities are in good condition, but that we may need to expand our leased space as our research and development efforts increase.

We also have an interest in the mineral properties, as described in more detail under the heading “Business Overview”.

ITEM 4A                     Unresolved Staff Comments

Not applicable.

ITEM 5                       Operating and Financial Review and Prospects

The financial statements are prepared in accordance with Canadian GAAP which has several notable differences from US GAAP. Canadian GAAP permits the deferral of acquisition and exploration costs, subject to periodic adjustments for impairment, whereas US GAAP requires that such costs be expensed in the period incurred. See Note 13 to the financial statements which sets out a reconciliation between Canadian and US GAAP.

A.                     Operating Results

Year ended February 28, 2011

During the year ended February 28, 2011, the Company incurred expenses of $2,501,592, primarily consisting of management fees of $941,697, investor communications of $599,172, stock based compensation of $558,858 and professional fees of $209,375. Net loss for the year ended February 28, 2011 was $2,369,091. During the year ended February 28, 2010, the Company incurred expenses of $970,008, primarily consisting of management fees of $234,489, investor communications of $216,085, stock based compensation of $242,698 and professional fees of $130,737. Net loss for the year ended February 28, 2010 was $1,388,366, including a $393,689 impairment charge for writing off the Aspen Grove property. Stock based compensation during the year ended February 28, 2011 increased over the same period the prior year due to additional incentive stock options granted to various directors, officers, and consultants. Other expenses increased due to additional support for exploration and development of properties in Chile as well as increased fund-raising efforts. The Company’s professional fees increased due to legal and audit costs associated with due diligence, acquisitions, financings and costs related to compliance with Canadian Securities laws and the filing of a Registration Statement on Form F-1. Investor communications expenses increased due to the hiring of Minegate Resources Capital Group for investor relations and financing matters, who subsequently worked with a number of subcontractors, paid for by the Company, who provided print and internet advertising, media campaigns, and related services all in Canada to the Company. In addition, investor communication expenses increased due to the hiring of Jack Wynn & Co. Inc. on February 24, 2010 for US$10,000 a month (plus a $10,000 deposit) for news media relations and communications consulting services and Crescendo Communications LLC for advising the Company on investor relation strategies along with marketing the Company to prospective investors. Management fees increased due to (1) the engagement of Kriyah Consultants LLC and other consultants to provide services including senior management, accounting, human resources, and other corporate services, (2) the expansion of the Company’s Board of Directors by adding Dr. Ronald Richman as an independent director, and the formation of a Technical Advisory Committee to the Board of Directors consisting of Dr. David Terry, Dr. Richman, and Dr. Tim Lowenstein and the entry into consulting and advisory agreements on April 30, 2010 with each of the individuals, and (3) the recognition of non cash expense related to options earned but not yet granted to the President and CEO, Andrew Brodkey.

Following the disposition of its Aspen Grove Property and additional mineral claims located in British Columbia, Canada, the Company holds property interests in Chile and Mexico as described under the heading “Description of Business”. On June 10, 2010, the Company entered into a Termination Agreement with two individuals to terminate the Option Agreement dated May 28, 2007 and to release its option on the 17 mineral claims that comprise the Aspen Grove copper property. As the Company is focussed on the exploration and development of properties containing lithium and light metals, the Company decided to release its option on the Aspen Grove property and transfer all interest in such property back to the original optionors. Following the agreement, the Company wrote off $393,689 with respect to the Aspen Grove Property.

Year ended February 28, 2010

During the year ended February 28, 2010, we incurred expenses of $970,008, primarily consisting of management fees of $234,489, investor communications of $216,085, stock based compensation of $242,698 and professional fees of $130,737. Our net loss for the year ended February 28, 2010 was $1,388,366, including a $393,689 impairment charge for writing off the Aspen Grove property. During the year ended February 28, 2009, we incurred expenses of $63,956, primarily consisting of management fees of $42,000, professional fees of $12,466, rent expenses of $9,000 and office and miscellaneous of $490. Our net loss for the year ended February 28, 2009 was $53,182. These material increases reflected the focus on our lithium property interests and increased professional fees resulting from the acquisitions of our lithium property interests and professional investor relations, communications and related services initiated by us. Our professional fees increased due to legal and audit costs associated with due diligence, acquisitions, financings and costs related to compliance with Canadian Securities laws and the filing of this Registration Statement. Investor communications expense increased due to the hiring of Minegate Resources Capital Group for investor relations and financing matters, who subsequently worked with a number of subcontractors, paid for by us, who provided print and internet advertising, media campaigns, and related services all in Canada to our company. In addition, investor communication expenses increased due to the hiring of Jack Wynn & Co. Inc. for news media relations and communications consulting services. Management fees increased due to the engagement of Kriyah Consultants LLC and other consultants to provide services including senior management, accounting, human resources, and other corporate services. Stock based compensation expense increased due to additional incentive stock options granted to various directors, officers, and consultants.

Following the disposition of our Aspen Grove Property and additional mineral claims located in British Columbia, Canada, we hold property interests in Chile and Mexico as described under the heading “Description of Business”. On June 10, 2010, we entered into a Termination Agreement with two individuals to terminate the Option Agreement dated May 28, 2007 and to release our option on the 17 mineral claims that comprise the Aspen Grove copper property. As we are focused on the exploration and development of properties containing lithium and light metals, we decided to release our option on the Aspen Grove property and transfer all interest in such property back to the original optionors. Following the agreement, we wrote off $393,689 with respect to the Aspen Grove Property.

Currency Fluctuations

The Company’s currency fluctuation exposure is primarily to the U.S. Dollar and the Canadian Dollar. The Company does not use derivative financial instruments for speculative trading purposes, nor does the Company hedge its foreign currency exposure to manage the Company’s foreign currency fluctuation risk. Fluctuations in and among the currencies in which the Company operates could have a material effect on the Company’s operations and its financial results.

B.                     Liquidity and Capital Resources

The Company had cash of $165,165 at February 28, 2011 and $1,637,451 at February 28, 2010, and the Company had working capital deficit of $162,504 at February 28, 2011 as compared to working capital of $1,659,938 at February 28, 2010.

On December 4, 2009, the Company closed a non-brokered unit private placement financing of approximately $2,954,640 in connection with the closing of the Amended Share Exchange Agreement on December 4, 2009. Pursuant to the terms of the financing, the Company issued a total of 9,848,801 units at $0.30 per unit for gross proceeds of $2,954,640. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.50 until expiry on June 4, 2011. The Company also issued 782,836 warrants and paid cash of approximately $290,755 in finders fees and legal costs in connection with the closing of the financing.

On July 15, 2010, the Company announced that it has arranged a non-brokered private placement for the sale of up to 6,666,667 million units, at CDN$0.15 per unit, to raise up to CDN$1,000,000.05. Each unit consists of one common share and one non-transferrable common share purchase warrant, with each such warrant exercisable at CDN$0.25 for a period of two years from the date of closing. On September 30, 2010, the Company announced the closing of the first tranche of the private placement of 3,532,397 units at $0.15 a unit for total gross proceeds of $529,859. On October 4, 2010, the Company announced the closing of the second tranche of the private placement of 1,900,476 Units for total gross proceeds of $285,071.

Subsequent to the year ended February 28, 2011, the Company closed a non-brokered unit private placement financing of approximately $611,500. Pursuant to the terms of the financing the Company issued a total of 4,076,667 units at $0.15 per unit. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 until June 16, 2013. The Company paid a cash finder's fee of $39,650 and issued 267,666 warrants to finders in connection with the closing of the financing.

The Company anticipates that it currently does not have sufficient capital in order to meet its requirements for the next twelve month period. These costs include the proposed scoping and feasibility studies at Laguna Verde, the proposed exploration program at Laguna Brava, as described under the heading "Results of Operations", the assumed continuation of due diligence costs with respect to the Escondidas transaction, general and administrative costs and costs associated with keeping the Chilean salars in good standing during the next twelve months. The Company plans to raise such funds primarily through the private placement of its equity securities. Under such circumstances, there is no assurance that the Company will be able to obtain further funds required for the Company's continued working capital requirements. Any issuance of the Company's equity securities in the near future may result in substantial dilution to the Company's existing shareholders.

Anticipated Cash Requirements

At Laguna Verde, subject to adequate funding, the Company is planning to engage a professional chemistry and engineering consulting firm to undertake scoping and pre-feasibility studies. Such studies are expected to take 12 months to complete and cost in the range of $1.5 to $2 million, of which the scoping study portion is expected to be around $200,000. The Company anticipates hiring this consultant during calendar year 2011. Thereafter, the Company intends to commence a full feasibility study, permitting and preliminary engineering, which could cost in total upwards of $8 million. The Company announced on June 17, 2011 that it had entered into an agreement with the University of Nevada-Reno to conduct research on the concentration of lithium from brines provided by the Company from several of its lithium-potassium brine properties in Chile. This study, which is estimated to cost in the range of US$10,000, is effectively a pre-scoping exercise which should allow the Company to identify additional processing methodologies which can be incorporated into the full scoping study planned for later this year at Laguna Verde.

Subject to adequate funding, the Company is planning to undertake a conditional three stage exploration program at Laguna Brava. Stage 1 would include a bathymetry and geochem program estimated to cost $150,000 which is anticipated to commence during the fall of 2010 and last 3 months. Following successful results, Stage 2 would include a hydrologic program and metallurgy and evaporation test work to cost $176,500 which is anticipated to take 9 months. Following successful results, Stage 3 would include a drilling and aquifer evaluation to cost $455,000 which is anticipated to last an additional 6 months. Total cost for the three stages, including a 15% contingency, is approximately $900,000.

As to the nine other salar properties in Region III Chile, subject to adequate funding, the Company intends to design and implement exploration programs at Llanta, Salar de Pedernales and Salar de Maricunga during 2011. The Company announced on June 14, 2011 that PBT is providing the funds for and is commencing an initial 300 meter drilling exploration program at the Llanta project. The Company has no immediate plans for exploration or development for the upcoming fiscal year at any of the other properties not specifically mentioned. The Company intends to spend only necessary property holding costs for these sites, in the approximate amount of $50,000 per year.

The Company intends to conduct additional due diligence to evaluate the merits of the Escondidas transaction while awaiting the procurement, by the joint venture partner of Escondidas, of additional agreements for access and permits from Mexican governmental agencies. The costs for this exercise are anticipated not to exceed the US$1,000 (formerly US$25,000) per month that is currently being remitted to Escondidas by the Company.

The Company estimates its minimum operating expenses and working capital requirements for the next 12 month period to be as follows:

Estimated
Expense	Amount
Advertising and promotion	$12,000
Bank charges	5,000
Exploration	396,000
Investor communications	180,000
Management fees	564,000
Office and miscellaneous	50,000
Professional fees	240,000
Rent	17,000
Transfer agent and filing fees	36,000
Travel	60,000
Total	$1,560,000

If the Company does not raise any additional funds, it will not have enough working capital to follow its projected costs for the next 12 month period. Under such circumstances, the Company anticipate that exploration expenses would be reduced significantly, as it would only pay the minimum costs to keep its properties in good standing, and generally reduce its overhead costs. Specifically, under such circumstances the Company would reduce its professional fees, investor relations expenses, consulting fees, and travel expenses.

The Company plans to raise its required funds primarily through the private placement of its equity securities. Under such circumstances, there is no assurance that it will be able to obtain further funds required for its continued working capital requirements. Any issuance of its equity securities in the near future may result in substantial dilution to its existing shareholders.

CAPITAL RESOURCES

The Company has capital commitments in connection with its Chilean properties. The Company indirectly holds interests in nine Chilean lithium salars through its 99% owned subsidiary Salico, and the right to expand its position at one salar and to earn interests in two additional properties. The Company estimates that Salico is required to pay $50,000 during the next twelve months to keep the property interests in good standing. The Company is also required to pay to a third-party US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status.

Operating Activities

The Company used cash of $1,524,546 in operating activities during the year ended February 28, 2011 and used cash of $869,816 during the year ended February 28, 2010.

Financing Activities

The Company received total cash of $786,416 in financing activities during the year ended February 28, 2011. During such time, the Company received cash of $883,994 from the issuance of shares, less $97,578 for share issuance costs. The Company received total cash of $3,411,286 in financing activities during the year ended February 28, 2010. During such time, the Company received cash of $3,843,724 from the issuance of shares, less $11,500 due to related parties and less $420,938 for share issuance costs.

Investing Activities

The Company used cash of $691,522 in investing activities during the year ended February 28, 2011 due to the acquisition of mineral properties and deferred exploration expenditures. The Company used cash of $904,166 in investing activities during the year ended February 28, 2010 due to the acquisition of mineral properties, deferred acquisition costs and advances and deferred exploration expenditures.

C.                     Research and Development, Patents and Licenses etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, no funds were expended by our company on research and development activities.

D.                     Trend Information

We do not currently know of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.                     Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.                     Contractual Obligations

The following table describes the contractual obligations incurred by us as of the date of the financial statements for the period ended February 28, 2011:

Payments due by period
		less			more
		than 1		3-5	than 5
	Total	year	1-3 years	years	years
Contractual Obligations	-	-	-	-	-
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations*	254,783	254,783	-	-	-
Other Long-Term Liabilities Reflected on our Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	254,783	254,783	-	-	-

*Purchase obligations include scheduled payments to various related and third party consultants and companies for which there is a valid and binding contract.

ITEM 6                       Directors, Senior Management and Employees

A.                     Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name Province/State Country of Residence (1)	Position(s) with the Company	Period Served with the Company
Andrew Brodkey(2) Tucson, Arizona, USA	President, Chief Executive Officer and Director	December 4, 2009 to present
Dr. David Terry(2)(3) , PhD., P.Geo West Vancouver, BC, Canada	Director	May 30, 2008 to present

Name Province/State Country of Residence	Position(s) with the Company	Period Served with the Company
Dr. Ronald Richman(2)(3) Tucson, Arizona, USA	Director	April 14, 2010 to present
Dr. David Hackman	Vice President Exploration	December 4, 2009 to present
Frank Garcia Tucson, Arizona, USA	Chief Financial Officer	April 14, 2010 to present
Jodi Henderson Tucson, Arizona, USA	Secretary	December 4, 2009 to present

(1)	Information has been furnished by the individual.
(2)	Denotes a member of the Audit Committee of the Company.
(3)	Denotes an independent director.

Andrew Brodkey

Andrew Brodkey is a mining engineer and a lawyer. He graduated with distinction with a B.S. in Mining Engineering from the University of Arizona in 1979. Mr. Brodkey earned a law degree, cum laude, from Creighton University in 1982. He worked at the Denver, Colorado law firm of Gorsuch, Kirgis, Campbell, Walker and Grover as an associate specializing in natural resources and environmental law from 1982 until 1987. Subsequently, Mr. Brodkey joined Magma Copper Company, a NYSE-traded mining company in 1987, where he held various positions, eventually succeeding to the role of Vice President and General Counsel in 1992. Following Magma’s acquisition by BHP in 1996, he remained in a senior legal position with BHP Copper Inc., and in 2000 moved to the position of Vice President, Business Development for BHP Copper. Following his departure from BHP in 2002, Mr. Brodkey held the position of Managing Director of the International Mining & Metals Group of CB Richard Ellis, Inc (“CBRE”), where he was responsible for creating and building the mining property practice of CBRE. Currently, Mr. Brodkey is the President, CEO and Director of Titan Iron Ore Corp. (OTCBB: TFER), and President and Director of Zoro Mining Corp. (OTCBB/OTCQB: ZORM). His is also the Manager of Kriyah Consultants LLC, which has a contractual relationship with the Company.

Dr. David Terry

Dr. David Terry holds a BSc and a PhD in Geology from the University of Western Ontario and a P. Geo. license in the Province of British Columbia. Dr. Terry has over 20 years of experience in the resource sector focused primarily on exploration for a wide spectrum of mineral deposits throughout North and South America. He has held numerous senior positions with both large mining companies and junior exploration companies, including IMA Exploration Inc., Boliden Limited, Westmin Resources Limited, Hemlo Gold Mines Inc., Cominco Limited and Gold Fields Mining Corporation. Dr. Terry currently serves as a director and officer of several publicly-listed mineral exploration companies.

Dr. Ronald Richman

Dr. Ronald Richman from 2008 to the present was a co-director at Arid Lands Bioenergy Institute at the University of Arizona responsible for developing industrial liaison program, and reviewing programs for potential commercialization responsible for developing industrial liaison program, and reviewing programs for potential commercialization. From 2003 to the present, Dr. Richman was Director and Chief Executive Officer of Innovative Technology Development Center in Tucson, AZ a Not-for-Profit organization promoting sustainable economic development across Southern Arizona with focus on renewable resources. Prior to this, Dr. Richman held senior executive positions with IBM where he worked for 35 years. Dr. Richman received a Bachelor of Science Degree in Chemistry from New York University, a Master of Science in Chemistry at the University of Colorado, a Doctor of Philosophy in Chemistry from the University of Colorado, the Wharton Executive Program, Wharton School, Senior Management Development at Sands Point IBM. Dr. Richman is also a Director of Titan Iron Ore Corp. (OTCBB: TFER).

Dr. David Hackman

Dr. David Hackman is a geologist and a registered professional engineer with over 35 years international experience specializing in the evaluation of leachable and other metal deposits. He has worked as a geologist for Mobil Oil Company and ALCOA. From 1990 to 1995, he was the president, of Liximin, Inc., a mineral exploration and mine development company based in Tucson, Arizona. From 1996 to 2000, he was an officer and director of Silver Eagle Resources Ltd. Currently, Dr. Hackman is the V.P of Exploration and a Director of Zoro Mining Corp. and Pacific Copper Corp., and is also the V.P. of Exploration for Titan Iron Ore Corp.

Frank Garcia

Frank Garcia from 2007 to the present has worked as Accounting Manager for Kriyah Consultants LLC providing accounting services for mining exploration companies. From 1997 to 2006, Mr. Garcia was employed in senior management positions by Misys PLC, a global software and solutions company serving customers in international banking and securities, international healthcare, and UK retail financial services. Prior to 1997 Mr. Garcia held executive positions with CEMEX, a world leader in the construction materials industry. Mr. Garcia is currently the CFO of two publicly-traded mining companies-Zoro Mining Corp. (OTCBB/OTCQB: ZORM) and Titan Iron Ore Corp. (OTCBB: TFER ). Mr. Garcia received his Bachelor of Science–Business Administration—Major in Accounting from the University of Arizona in 1981.

Jodi Henderson

Jodi Henderson is currently the Director of Operations for Kriyah Consultants, LLC an administration company that manages publicly held mining exploration companies. Prior to her September 2007 appointment to Kriyah she managed the administration and marketing for the International Mining & Metals Group of CB Richard Ellis, Inc. After she received her degree in Applied Mathematics from the Indiana State University she gained 10 years of board, administration and finance management experience which included a tenure as a Director for the Tucson Museum of Art from 2002 to 2005. Currently, Ms. Henderson is the Secretary and Treasurer for Zoro Mining Corp. (OTCBB/OTCQB: ZORM) and Secretary of Pacific Copper Corp. (OTCBB: PPFP) and Titan Iron Ore Corp. (OTCQB: TFER ).

Relationships

There are no family relationships between any of the directors or executive officers of our company.

There are no arrangements or understandings between any of the directors and/or executive officers and any other person pursuant to which that director and/or executive officer was selected.

B.                     Compensation

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year; and

“Named Executive Officers” or “NEO” means:

(a)	the Company’s CEO;

(b)	the Company’s CFO;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with applicable securities laws; and

(d)

any individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year.

Compensation Discussion and Analysis

The overall objective of the Company’s compensation strategy is to offer medium-term and long-term compensation components to ensure that the Company has in place programs to attract, retain and develop management of the highest calibre and has in place a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the chief executive officer, if any, in this regard. The Company currently has medium-term and long-term compensation components in place, such as the stock options granted which have expiry dates in 2015 and 2020, respectively. The Company intends to further develop these compensation components. The objectives of the Company’s compensation policies and procedures are to align the interests of the Company’s employees with the interests of the Company’s shareholders. Therefore, a significant portion of the total compensation is based upon overall corporate performance. The Company relies on Board discussion without a formal agenda for objectives, criteria and analysis when determining executive compensation. There are no formal performance goals or similar conditions that must be satisfied in connection with the payment of executive compensation.

The Company does not have in place a Compensation and Nominating Committee. All tasks related to developing and monitoring the Company’s approach to the compensation of officers of the Company and to developing and monitoring the Company’s approach to the nomination of directors to the Board are performed by the members of the Board. The compensation of the NEOs and the Company’s employees are reviewed, recommended and approved by the Board.

The Company directly, or indirectly through companies managed by NEOs, pays management fees to NEOs. The Company also chooses to grant stock options to NEOs and directors to satisfy the long-term compensation component. The Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Company and the position of a participant. The Board considers that the payment of such discretionary annual cash bonuses satisfies the medium term compensation component. In the future, the Board may also consider the grant of options to purchase common shares of the Company with longer future vesting dates to satisfy the long term compensation component.

Option-Based Awards

In accordance with Policy 4.4 of the TSX Venture Exchange (the “Exchange”), the directors of the Company have adopted a rolling stock option plan (the “Plan”) subject to Shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding Common Shares are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of Common Shares reserved for issuance under the Plan increases with the issue of additional Common Shares, the Plan is considered to be a “rolling” stock option plan.

The Company has the Plan to provide effective incentives to directors, officers, senior management personnel, employees and key consultants of the Company and to enable the Company to attract and retain experienced and qualified individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company’s shareholders. The size of stock option grants to NEOs is dependent on each officer’s level of responsibility, authority and importance to the Company and the degree to which such officer’s long-term contribution to the Company will be key to its long-term success.

Summary Compensation Table

Particulars of compensation paid to each NEO in the two most recently completed financial years are set out in the summary compensation table below.

Name and Principal Position	Year	Salary ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compens -ation ($)	Total Compens -ation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Andrew Brodkey(4) Chairman of the Board, Chief Executive Officer and President	2011 2010	$140,044 $45,542	Nil Nil	$116,565 $22,085	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$256,609 $67,627
Jodi Henderson(5) Corporate Secretary	2011 2010	$53,484 $13,995	Nil Nil	$51,859 $22,086	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$105,343 $26,081
David Hackman(6) V.P. Exploration	2011 2010	$73,720 $19,037	Nil Nil	$32,540 $22,086	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$106,260 $41,123
Frank Garcia(7) Chief Financial Officer	2011 2010	$48,032 $12,560	Nil Nil	$78,752 $22,085	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$126,784 $34,645
Jerry Minni(8) Former Chief Financial Officer	2011 2010	$7,000 $48,000	Nil Nil	$19,050 $19,050	Nil Nil	Nil Nil	Nil Nil	Nil $25,875	$26,050 $92,925

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.
(2)

“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(3)

“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features. The value of these options is estimated using the Black-Scholes option pricing model. As disclosed in the Company’s audited annual financial statements for the financial year ended February 28, 2011, such fair value is estimated to be $0.25. The Company has not granted any stock options subsequent to the financial year ended February 28, 2011.

(4)	Andrew Brodkey was appointed as the President, Chief Executive Officer and a director of the Company on December 4, 2009.
(5)	Jodi Henderson was appointed as Corporate Secretary on December 4, 2009.
(6)

David Hackman was appointed V.P. Exploration of the Company on December 4, 2009. The payment of $19,037 and $73,720 in the financial year ended February 28, 2010 and 2011, respectively, was paid to Sage Associates Inc, a company wholly owned by David Hackman.

(7)	Frank Garcia was appointed Chief Financial Officer of the Company on March 30, 2010.
(8)

Jerry Minni was appointed the Chief Financial Officer of the Company on September 18, 2006 and resigned from that position on March 30, 2010. Jerry Minni’s total compensation for 2010 includes $48,000 to JVM Management Ltd., a company controlled by Jerry Minni, $12,125 accounting fees and $13,750 for office facilities and rent.

Narrative Discussion

The Company entered into an employment agreement dated November 1, 2009 with Andrew Brodkey, Chief Executive Officer, President and a director of the Company. Pursuant to the terms of the agreement, the Company agreed to pay Mr. Brodkey a base salary of US$10,000 per month and grant options to acquire 1,500,000 common shares of the Company, the terms of which were to be agreed upon at a later date. The term of the agreement is for a two year period with automatic renewals for similar two year periods. The agreement can be terminated with 30 days notice. If the agreement is terminated, subject to certain conditions, the Company will pay a severance of one month’s compensation for every month of service up to a maximum of two year’s wages.

The Company entered into a consulting agreement dated November 1, 2009 with Sage Associates Inc., a company wholly owned by Dr. David Hackman, an officer of the Company. Pursuant to the terms of the agreement, Sage Associates agreed to provide geological and advisory services in consideration for the payment of US$6,000 per month. Such services primarily involve geologic evaluation of properties, design and implementation of exploration programs, and coordination with outside independent geologists. The term of this agreement extends through the end of the calendar year 2010 and can be renewed at the Company’s discretion. Either party without notice may terminate this agreement, and if the Company exercises its right it will only be obligated to pay Dr. Hackman for the fees actually earned by Dr. Hackman.

The Company entered into a consulting agreement dated November 1, 2009 with JVM Management Ltd., a company wholly owned by Jerry Minni, formerly the Chief Financial Officer, Secretary and a director of the Company. Pursuant to the terms of the agreement, JVM Management provided administrative and management services to the Company in consideration for the payment of $3,500 per month. These services included day-to-day operations of the Company as well as bookkeeping, all regulatory filings, contracts, procurement of services, and related matters. The Company also paid accounting fees of $12,125 to J.A. Minni & Associates Inc., and rent of $13,750 to Earls Cove Financial Corp., both of which entities were controlled by Jerry Minni, a former director and officer, or were entities in which Mr. Minni was a partner or proprietor. Jerry Minni resigned as the Company’s Chief Financial Officer on March 30, 2010.

The Company has not granted any stock options subsequent to the financial year ended February 28, 2011.

The Company has also engaged Kriyah Consultants LLC, a company managed by Andrew Brodkey, to provide administrative services for US$2,500 per month.

Other than as set forth in the foregoing, no NEO of the Company has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of NEOs for their services in their capacity as NEOs, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of NEOs in their capacity as NEOs; or

(c)	any arrangement for the compensation of NEOs for services as consultants or expert.

Incentive Plan Awards

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period. An “incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option and share-based awards granted to NEOs that were outstanding as of February 28, 2011, including awards granted before the year ended February 28, 2011.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Andrew Brodkey(2) Chairman of the Board, Chief Executive Officer and President	100,000 75,000 350,000	$0.50 $0.55 $0.30	Jan. 15, 2015 March 30, 2015 May 26, 2020	Nil	Nil	Nil
Jodi Henderson(3) Corporate Secretary	100,000 51,200 23,800 50,000	$0.50 $0.55 $0.55 $0.30	Jan. 15, 2015 March 30, 2015 March 30, 2020 May 26, 2020	Nil	Nil	Nil
David Hackman(4) V.P. Exploration	100,000 50,000	$0.50 $0.55	Jan. 15, 2015 March 30, 2015	Nil	Nil	Nil
Frank Garcia(5) Chief Financial Officer	100,000 75,000 50,000	$0.50 $0.55 $0.30	Jan. 15, 2015 March 30, 2020 May 26, 2020	Nil	Nil	Nil
Jerry Minni(6) Former Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil

(1)	The closing price of the Company’s common shares on February 28, 2011 was $0.225 .
(2)	Andrew Brodkey was appointed as the President, Chief Executive Officer and a director of the Company on December 4, 2009.
(3)	Jodi Henderson was appointed as Corporate Secretary on December 4, 2009.
(4)	David Hackman was appointed V.P. Exploration of the Company on December 4, 2009.
(5)	Frank Garcia was appointed Chief Financial Officer of the Company on March 30, 2010.
(6)	Jerry Minni was appointed the Chief Financial Officer of the Company on September 18, 2006 and resigned from that position on March 30, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended February 28, 2011 by NEOs.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Andrew Brodkey(1) Chairman of the Board, Chief Executive Officer and President	$81,276	Nil	Nil
Jodi Henderson(2) Corporate Secretary	$42,552	Nil	Nil
David Hackman(3) V.P. Exploration	$28,641	Nil	Nil
Frank Garcia(4)	$41,728	Nil	Nil

Chief Financial Officer
Jerry Minni(5) Former Chief Financial Officer	$19,050	Nil	Nil

(1)

Andrew Brodkey was appointed as President, Chief Executive Officer and a director of the Company on December 4, 2009. On March 30, 2010, 75,000 stock options were granted to this optionee at an exercise price of $0.55. On May 26, 2010, 350,000 stock options were granted to this optionee at an exercise price of $0.30.

(2)

Jodi Henderson was appointed as Corporate Secretary on December 4, 2009. On March 30, 2010, 75,000 stock options were granted to this optionee at an exercise price of $0.55. On May 25, 2010, 50,000 stock options were granted to this optionee at an exercise price of $0.30.

(3)	David Hackman was appointed V.P. Exploration of the Company on December 4, 2009. On March 30, 2010, 50,000 stock options were granted to this optionee at an exercise price of $0.55.
(4)

Frank Garcia was appointed Chief Financial Officer of the Company on March 30, 2010. On March 30, 2010, 75,000 stock options were granted to this optionee at an exercise price of $0.55. On May 26, 2010, 50,000 stock options were granted to this optionee at an exercise price of $0.30.

(5)	Jerry Minni was appointed the Chief Financial Officer of the Company on September 16, 2006 and resigned from that position on March 30, 2010.

Narrative Discussion

Refer to the section titled “Compensation Discussion and Analysis”, above, and “Stock Option Plan”, below, for a description of all plan based awards and their significant terms. Also refer to the copy of the stock option plan attached to this Information Circular as Schedule “A”. There was no re-pricing of stock options under the stock option plan or otherwise during the Company’s most recently completed financial year ended February 28, 2011.

The Company has not granted any stock options subsequent to the financial year ended February 28, 2011.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Defined Benefits Plans

The Company does not have a pension plan that provide for payments or benefits at, following, or in connection with retirement, excluding defined contribution plans.

Defined Contribution Plans

The Company does not have a pension plan that provides for payments or benefits at, following or in connection with retirement, excluding defined benefit plans.

Deferred Compensation Plans

The Company does not have any deferred compensation plan with respect to any NEO.

Termination and Change of Control Benefits

If the Company terminates the employment agreement with Andrew Brodkey, the Company will pay a severance of one month’s compensation for every month of service up to a maximum of two year’s wages.

Director Compensation

Director Compensation Table

The following table sets forth the details of all compensation provided to the Company’s directors, other than the NEOs, during the Company’s most recently completed financial year ended February 28, 2011.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. David Terry(1)	$10,906	Nil	$41,564	Nil	Nil	Nil	$52,470
Dr. Ronald Richman(2)	$10,189	Nil	$55,986	Nil	Nil	Nil	$66,175

(1)

Dr. David Terry has been a director of the Company since May 30, 2008. David Terry was granted an aggregate of 100,000 stock options. The fair value of the vested options on the date of grant was calculated using the Black-Scholes option pricing model, which valued them at $0.25.

(2)

Dr. Ronald Richman was appointed a director of the Company on April 14, 2010. Ronald Richman was granted an aggregate of 200,000 stock options. The fair value of the vested options on the date of grant was calculated using the Black-Scholes option pricing model, which valued them at 0.40.

Narrative Discussion

Dr. David Terry has entered into an Independent Director Agreement with the Company for a monthly fee of US$1,000 that continued until the Annual General Meeting. As Dr. Terry was re-elected as a director at the Meeting, the Company intends to extend the term of that Independent Director Agreement. Either party without notice may terminate this agreement, and if the Company exercises its right, the Dr. Terry shall be entitled to keep the monthly fee already paid to him for that calendar month.

Dr. Ronald Richman entered into an Independent Director Agreement with the Company for a monthly fee of US$1,000 that continued until the Annual General Meeting. As Dr. Richman was re-elected as a director at the Meeting, the Company intends to extend the term of that Independent Director Agreement. Either party without notice may terminate this agreement, and if the Company exercises its right, Dr. Richman shall be entitled to keep the monthly fee already paid to him for that calendar month.

Other than noted above, the Company does not have any arrangements, standard or otherwise, pursuant to which non-NEO directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts. The Board intends to continue to compensate directors primarily through the grant of stock options and reimbursement of expenses incurred by such persons acting as directors of the Company.

Outstanding Share-Based Awards and Option-Based Awards for Directors

The following table sets forth all option and share-based awards granted to the Company’s directors, other than the NEOs, that were outstanding as of February 28, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. David Terry(2)	300,000 100,000	$0.15 $0.30	September 15, 2013 May 26, 2020	Nil	Nil	Nil
Dr. Ronald Richman(3)	200,000	$0.55	April 9, 2020	Nil	Nil	Nil

(1)	The closing price of the Company’s common shares on February 28, 2011 was $0.225.
(2)	Dr. David Terry has been a director of the Company since May 30, 2008.
(3)	Dr. Ronald Richman has been a director of the Company since April 10, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended February 28, 2011 by directors.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. David Terry(1)	$31,830	Nil	Nil
Dr. Ronald Richman(2)	$50,858	Nil	Nil

(1)

Dr. David Terry has been a director of the Company since May 30, 2008. On May 25, 2010, 100,000 stock option granted to this optionee at an exercise price of $0.30. On July 7, 2011, the closing price of the Company’s common shares was $0.13.

(2)

Dr. Ronald Richman has been a director of the Company since April 10, 2010. On April 14, 2010, 200,000 stock option granted to this optionee at an exercise price of $0.55. On July 7, 2011, the closing price of the Company’s common shares was $0.13.

Narrative Discussion

For a summary of the material provisions of the Plan, pursuant to which all option-based awards are granted to the Company’s directors, please see below under the heading “Particulars of Matters to Be Acted Upon – Approval of Stock Option Plan”.

The Company has not granted any stock options subsequent to the financial year ended February 28, 2011.

C.                     Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. The last annual general meeting was held on August 5, 2011 and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

If the Company terminates the employment agreement with Andrew Brodkey, the Company will pay a severance of one month’s compensation for every month of service up to a maximum of two year’s wages.

The members of the Company’s Audit Committee are:

Member	Independent(1)	Financially Literate(2)
Andrew Brodkey	No	Yes
Dr. David Terry	Yes	Yes
Dr. Ronald Richman	Yes	Yes

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. Mr. Brodkey is not independent, as he is the President and Chief Executive Officer of the Company.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors.

D.                     Employees

As of August 22, 2011, we had five employees, including management.

E.                     Share Ownership

As of August 22, 2011, there are 42,421,420 common shares of our company issued and outstanding. Our directors and officers owned, directly or indirectly, the following common shares:

Name	Number of Common Shares Beneficially Owned	Percentage(1)
Andrew Brodkey	1,023,000	2.4%
Dr. David Terry	nil	0.0%
Dr. Ronald Richman	nil	0.0%
Dr David Hackman	300,000	0.7%
Frank Garcia	200,000	0.5%
Jodi Henderson	200,000	0.5%
.
(1)

Based on 42,421,420 shares of common stock issued and outstanding as of August 22, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

For a discussion regarding any arrangement that involves the issue or grant of options or shares or securities of the Company, please see the discussion under “Item 6B Compensation”.

ITEM 7                       Major Shareholders and Related Party Transactions

As of August 22, 2011, there were 42,421,420 common shares of our company issued and outstanding. As of August 22, 2011, the Company is not aware of any person who owns more than five percent (5%) of our common shares

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of August 22, 2011, Computershare Investor Service Inc., our registrar and transfer agent, reported that our company’s 42,421,420 common shares are held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	35,589,293	83.89%	31
United States	5,088,527	12.00%	28
Other	1,743,600	4.11%	3
Total	42,421,420	100%	62

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.                     Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from February 28, 2008 up to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

During the years ended February 28, 2011 and 2010, the Company had the following transactions with related parties:

1.	Management fees of $7,000 (February 28, 2010 - $48,000) were incurred to a company controlled by a former director and officer.

2.	Management fees of $140,044 (February 28, 2010 - $45,542) were incurred to an officer and director.

3.	Management fees of $21,188 (February 28, 2010 - $Nil) were incurred to two directors.

4.	Management fees of $48,032 (February 28, 2010 - $Nil) were incurred to an officer.

5.	Management fees of $30,756 and rent of $16,153 (February 28, 2010 - $10,605 and $nil respectively) were incurred to a company in which a director and officer is general manager.

6.	Management fees of $73,720 (February 28, 2010 - $19,037) were incurred to a company controlled by a director.

7.	Management fees of $53,484 (February 28, 2010 - $13,995) were incurred to an officer.

8.	Management fees of $9,173 (February 28, 2010- $nil) were incurred to a member of the Company’s technical advisory committee.

9.	Deferred exploration costs of $34,735 (February 28, 2010 - $Nil) were incurred to a company with one director and two officers in common.

10.	Rent of $nil (February 28, 2010 - $13,750) were incurred to a company controlled by a director.

11.	Accounting fees of $nil (February 28, 2010 - $12,125) were incurred to a firm a former director was a partner of.

12.	As at February 28, 2011, accounts payable include $437 owing to an officer of the Company and accrued liabilities include $183,747 for unissued stock options to the President and CEO of the Company.

The Company entered into an employment agreement dated November 1, 2009 with Andrew Brodkey, the current Chief Executive Officer and a director of the Company. Pursuant to the terms of the agreement, the Company has agreed to pay Mr. Brodkey a base salary of US$10,000 per month and options to acquire 1.5 million shares of the Company, the terms of which were to be agreed upon at a later date. During the year ended February 28, 2010, the Company incurred $45,542 to Mr. Brodkey. In addition, the Company entered into a consulting agreement dated November 1, 2009 with Sage Associates Inc., a company wholly-owned by David Hackman, an officer of the Company. Pursuant to the terms of the agreement, Sage Associates agreed to provide geological and advisory services in consideration for the payment of US$6,000 per month. During the year ended February 28, 2010, the Company incurred $19,037 to Sage. The Company has engaged Kriyah Consultants LLC, a company whose Manager is Andrew Brodkey, to provide administrative services for US$2,500 per month and incurred $10,605 during the year ended February 28, 2010. During this same period, the Company incurred $13,995 to Jodi Henderson, the Company’s Corporate Secretary. The Company also paid management fees of $48,000, accounting - fees of $12,125, and rent of $13,750 to companies controlled by Jerry Minni, a former director and officer, or to companies in which Mr. Minni was a partner.

On January 15, 2010, the Company entered into stock option agreements with each of Andrew Brodkey, David Hackman, Frank Garcia, and Jodi Henderson. Andrew Brodkey is a director and officer of the Company and David Hackman and Jodi Henderson are officers of the Company. Each agreement granted 100,000 options to such persons, each option entitling the holder to acquire one common share in the capital of the Company at the exercise price of $0.50 per share until expiry on January 15, 2015.

Subsequent to the year ended February 28, 2010, the Company entered into stock option agreements with each of David Hackman, Jodi Henderson, and Frank Garcia each being officers of the Company and Andrew Brodkey being a director and officer of the Company. Andrew Brodkey, Jodi Henderson and Frank Garcia entered into stock option agreements that granted 75,000 options and David Hackman entered a stock option agreement that granted 50,000 options, each option entitling the holder to acquire on common share in the capital of the Company at the exercise price of $0.55 per share until expiry on March 30, 2015. Except for Frank Garcia and 23,800 of Jodi Henderson’s granted options, these options are contingent on Exchange and shareholder approval of a new rolling stock option plan, which will be presented at the next annual general meeting.

ITEM 8                       Financial Information

A.                     Financial Statements and Other Financial Information

Our financial statements are stated in Canadian States dollars and are prepared in accordance with Canadian generally accepted accounting principles. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Financial Statements filed as part of this Annual Report

1.	Independent Auditor’s Report of Manning Elliott dated June 28, 2011 on the Financial Statements as at February 28, 2011

2.	Consolidated Balance Sheets at February 28, 2011 and 2010;

3.	Consolidated Statements of Operations and Deficit for the years ended February 28, 2011, 2010, and 2009;

4.	Consolidated Statements of Comprehensive Loss for the years ended February 28, 2011, 2010, and 2009;

5.	Consolidated Statements of Cash Flows for the years ended February 28, 2011, 2010, and 2009; and

6.	Notes to the Consolidated Financial Statements.

The audited financial statements for the years ended February 28, 2011, 2010, and 2009 can be found under Item 17 “Financial Statements”.

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any director, officer or affiliate of our company or any associate of any such director, officer or affiliate of our company is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B.                     Significant Changes

None.

ITEM 9                       The Offer and Listing

A.                     Offer and Listing Details

Our common shares started traded on the TSX Venture Exchange on July 28, 2009. Since April 4, 2011, our common shares have been quoted on the Over-the-Counter Bulletin Board, and the OTCQB Exchange, under the symbol “PALTF”.

Our authorized capital consists of unlimited common shares without par value. Our preference shares may be issued in one or more series and our directors may fix the number of shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series.

Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our company’s board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

The annual high and low market prices for our common shares for the two most recent full fiscal years were as follows:

	TSX VENTURE EXCHANGE
Year Ended	High	Low
February 28, 2011	0.240	0.200
February 28, 2010(1)	0.760	.0630

(1)	Our common shares started trading on the TSX Venture Exchange on July 28, 2009.

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Over-the-Counter Bulletin Board were as follows:

	TSX VENTURE EXCHANGE

Quarter Ended	High	Low
May 31, 2011	0.220	0.140
February 28, 2011	0.335	0.200
November 30, 2010	0.260	0.165
August 31, 2010	0.285	0.150
May 31, 2010	0.800	0.200
February 28, 2010	0.760	0.340
November 30, 2009	0.500	0.345
August 31, 2009	0.460	0.200
	OTC BULLETIN BOARD
May 31, 2011	0.200	0.140
February 28, 2011	0.240	0.200

The high and low market prices of our common shares for each of the most recent six months, from February 28, 2011 through July 31, 2011 on the TSX Venture Exchange and the OTC Bulletin Board were as follows:

	OTC Bulletin Board
Month	High	Low
July 2011	0.180	0.120
June 2011	0.170	0.110
May 2011	0.180	0.140
April 2011	0.190	0.155
March 2011	0.220	0.165
February 2011	0.240	0.200
	OTC Bulletin Board
July 2011	0.20	0.13
June 2011	0.18	0.13
May 2011	0.20	0.14
April 2011(1)	0.20	0.16

(1)	Our common shares started trading on the OTC Bulletin Board on April 5, 2011.

B.                     Plan of Distribution

Not applicable.

C.                     Markets

Our common shares are exclusively traded on the TSX Venture Exchange and the OTC Bulletin Board.

D.                     Selling Shareholders

Not applicable.

E.                     Dilution

Not applicable.

F.                     Expenses of the Issue

Not applicable.

ITEM 10                     Additional Information

A.                     Share Capital

Not applicable.

B.                     Memorandum and Articles of Association

We are incorporated under the laws of the Province of British Columbia, Canada and have been assigned incorporation number 0769134

Our Articles do not contain a description of our objects and purposes.

Our Articles do not restrict a director’s power to (a) vote on a proposal, arrangement or contract in which the director is materially interested, (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum, or (c) exercise borrowing powers. Under our Articles, there is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of an unlimited number of common shares without par value.

Holders of our common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, receive any dividend declared by our company’s board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

Our Articles state that the rights attaching to our common shares and preference shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of our common and preference shares.

At each annual general meeting of our company, all of our directors retire and the shareholders elect a new board of directors. Each director holds office until our next annual general meeting, or until his office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our Articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our board of directors may from time to time determine.

Under our Articles, and subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of our shareholders is two persons who are present in person or by proxy.

Our Articles state that our directors, the President, the Secretary, and any lawyer or auditor of our company are entitled to attend any meeting of our shareholders.

Except as provided in the Investment Canada Act, or similar legislation, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our annual report on Form 20-F of holders who own more than 5% of our issued and outstanding shares.

At its annual and special shareholders’ meeting held on August 5, 2011, the Company’s shareholders approved the alternation of the Company’s Notice of Articles and Article to amend and increase the authorized share structure of the Company to authorize an unlimited number of a new class of Preferred Shares without par value, issuable in series, with special rights and restrictions applicable to the Preferred Shares which permit the directors to affix specific rights and restrictions to each series if, as and when issued.

C.                     Material Contracts

The material contracts to which we are a party which were entered into during the last two fiscal years are as follows:

1.	Share Option Agreement among Etna Resources Inc., Escondidas Internacional S.A. de C.V. dated December 18, 2009.

2.	Amendment to Share Option Agreement among Etna Resources Inc., Escondidas Internacional S.A. de C.V. dated December 18, 2009.

3.	Second Amendment to Share Option Agreement among Etna Resources Inc., Escondidas Internacional S.A. de C.V. dated December 18, 2009.

4.	Letter Agreement Escondidas Internacional S.A. de C.V. and the shareholders of Escondidas Internacional S.A. de C.V. dated October 28, 2010.

5.	Consulting and Professional Services Agreement between JVM Management Ltd. and Etna Resources Inc. dated November 3, 2009.

6.	Consulting and Professional Services Agreement between Sage Associates, Inc. and Etna Resources Inc. dated November 1, 2009.

7.	Consulting Services Agreement between Kriyah Consultants LLC. and Etna Resources Inc. dated November 1, 2009.

8.	Consulting Services Agreement between Tim Lowenstein and Etna Resources Inc. dated November 1, 2009.

9.	Employment Agreement between Etna Resources Inc. and Andrew Brodkey dated November 1, 2009.

10.	Independent Director Agreement between Pan American Lithium Corp. and Ronald Richman dated April 30, 2010.

11.	Independent Director Agreement between Pan American Lithium Corp. and David Terry dated April 30, 2010.

12.	Amended and Restated Consulting Services Agreement dated May 3, 2011 by and between Level 3 Capital Management Inc. and Pan American Lithium Corp.

13.	A Purchase Agreement between Pan American Lithium Corp. and Sociedad Gareste, Limitada (“Gareste”) dated February 14, 2011.

14.	A Binding Letter Agreement between Gareste and Pan American Lithium Corp. dated February 14 for a Joint Venture and Earn-In for Llanta Lithium Brines.

15.	A Binding Letter Agreement between Gareste and Pan American Lithium Corp. dated February 14 for a Joint Venture and Earn-In for Maricunga Salar.

D.                     Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E.                     Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

-	the non-resident holder;

-	persons with whom the non-resident holder did not deal at arm’s length; or

-	the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

F.                     Dividends and Paying Agents

Not applicable.

G.                     Statements by Experts

Not applicable.

H.                     Documents on Display

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3H1.

I.                     Subsidiary Information

The Company currently holds a 99% interest in South American Lithium Company S.A. Cerrada, a company governed by the laws of Chile.

ITEM 11                     Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12                     Description of Securities Other Than Equity Securities

None.

PART II

ITEM 13                     Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14                     Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15                     Controls and Procedures

Not applicable.

ITEM 15T.                  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company’s reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company’s reports filed under the Securities Exchange Act of 1934 is accumulated and communicated to management, including our company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being February 28, 2011. This evaluation was carried out by our CEO (being our principal executive officer) and CFO (being our principal financial officer).

Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are ineffective to ensure that (i) information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and (ii) that such information is accumulated and communicated to our management, including our CEO and CFO in order to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our Board has overall responsibility for reviewing our disclosure to ensure we provide full and plain disclosure to shareholders and other stakeholders. Our Board discharges its responsibilities through its committees, specifically with respect to financial disclosure. The Audit Committee is responsible for reviewing our financial reporting procedures and internal controls to ensure full and accurate disclosure of our financial position.

Our CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Based on this evaluation the CEO and CFO have concluded that our internal controls over financial reporting as of February 28, 2011 (the “Evaluation Date”) are ineffective. Management has used the framework set forth in the report entitled Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of our internal control over financial reporting.

Based on such evaluation, they have concluded that as of the Evaluation Date, certain material weaknesses exist in our internal controls and procedures, however, our CEO and CFO believe that these material weaknesses would not prevent them from becoming aware, on a timely basis, of material information relating to us required to be included in our reports filed or submitted under the Exchange Act due to their involvement in all of our operations. Such weaknesses are:

(i)	Due to our limited number of staff, it is not feasible to achieve complete segregation of incompatible duties.

(ii)

Due to our limited number of staff, we do not have a sufficient number of finance personnel with all the technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.

(iii)	We did not have a Whistle Blower Policy in place during the period.

These weaknesses in our internal controls are not pervasive and we have attempted to mitigate their effects. However, these weaknesses impact our internal controls over financial reporting by reducing the effectiveness of the internal controls over financial reporting we have in place. The weaknesses in our internal control also affect financial reporting by increasing the likelihood that a material misstatement would not be prevented or detected.

Attestation Report of Registered Public Accounting Firm

The annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, pursuant to the exemption found in Section 404(c) of the Sarbanes-Oxley Act of 2002, as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16                     [Reserved]

ITEM 16A                  Audit Committee Financial Expert

Our board has determined that we do not have a member of our audit committee that qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F. We believe that the members of our audit committee, are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Our board of directors has determined that Dr. David Terry and Dr. Ronald Richman qualify as “independent” members of our audit committee as that term is defined in Rule 4350(d) of the Marketplace Rules of the FINRA. Andrew Brodkey is not “independent” as defined in Rule 4200(a)(15) of the Marketplace Rules of the FINRA. We believe that having an audit committee financial expert and an audit committee that consists entirely of independent directors would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

ITEM 16B                  Code of Ethics

The Company has not currently adopted a code of ethics but is evaluating its internal procedures to determine the necessity of same. In the event that it is determined a code of ethics is necessary, an appropriate code will be implemented.

ITEM 16C                  Principal Accountant Fees and Services

Audit Fees

Our board appointed Manning Elliott LLP, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended February 28, 2011 and February 28, 2010. The aggregate of fees billed by Manning Elliott LLP, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal years ended 2010 and 2011 were $29,000 and $28,500, respectively.

Audit Related Fees

For the fiscal years ended February 28, 2010 and February 28, 2011, the aggregate fees billed for assurance and related services by Manning Elliott LLP, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $21,500 and 16,700 for 2010 and 2011, respectively.

Tax Fees

For the fiscal years ended February 28, 2010 and February 28, 2011, the aggregate fees billed for tax compliance, tax advice and tax planning by Manning Elliott LLP, Chartered Accountants, was $1,000 for both years.

All Other Fees

For the fiscal years ended February 28, 2010 and February 28, 2011, the aggregate fees billed by Manning Elliott LLP, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $11,400 and $19,179 for 2010 and 2011, respectively.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Manning Elliott LLP, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

-	approved by our audit committee; or

-

entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee’s responsibilities to management.

The audit committee pre-approves all services provided by our independent auditors. The pre-approval process has been implemented in response to the new rules. Therefore, the audit committee does not have records of what percentage of the above fees were pre-approved. However, all of the above services and fees were reviewed and approved by the audit committee either before or after the respective services were rendered.

The audit committee has considered the nature and amount of the fees billed by Manning Elliott, Chartered Accountants, and believes that the provision of the services for activities unrelated to the audit is compatible with maintaining the independence of Manning Elliott, Chartered Accountants.

ITEM 16D.                 Exemption from the Listing Standards for Audit Committees

Not Applicable.

ITEM 16E                  Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

ITEM 16F                  Change in Registrant’s Certifying Account

None.

ITEM 16G                  Corporate Governance

Not Applicable.

PART III

ITEM 17                     Financial Statements

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 28, 2011, 2010, and 2009
(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Pan American Lithium Corp. (An Exploration Stage Company)

We have audited the accompanying consolidated financial statements of Pan American Lithium Corp. (the “Company”) which comprise the consolidated balance sheets as at February 28, 2011 and 2010, and the consolidated statements of operations and deficit, comprehensive loss and cash flows for the years ended February 28, 2011, 2010, and 2009, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2011 and 2010, and the results of its operations and its cash flows for the years then ended February 28, 2011, 2010, and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the ability of Pan American Lithium Corp. to continue as a going concern.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
June 28, 2011

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AS AT FEBRUARY 28, 2011 AND 2010

	2011	2010

ASSETS
CURRENT
Cash	$165,165	$1,637,451
Amounts receivable and prepaid expenses	69,077	78,650
	234,242	1,716,101
MINERAL PROPERTIES (Note 4)	4,441,553	3,989,952
	$4,675,795	$5,706,053
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$396,746	$56,163

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	6,636,776	6,288,322
CONTRIBUTED SURPLUS (Note 5)	1,981,060	992,715
ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 6)	(338,549)	-
DEFICIT	(4,000,238)	(1,631,147)
	4,279,049	5,649,890
	$4,675,795	$5,706,053

Going Concern (Note 1)
Commitments (Note 4 and 9)
Subsequent Events (Note 12)

APPROVED BY THE BOARD OF DIRECTORS:

“Ron Richman”

“Andrew Brodkey”

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED FEBRUARY 28, 2011, 2010 AND 2009

	2011	2010	2009

EXPENSES
Advertising and promotion	$34,672	$54,430	$-
Bank charges	3,975	1,032	-
Investor communications	599,172	216,085	-
Management fees (Note 7)	941,697	234,489	42,000
Office and miscellaneous	46,464	21,002	490
Professional fees	209,375	130,737	12,466
Rent (Note 7)	16,153	19,176	9,000
Stock-based compensation (Note 5(d))	558,858	242,698	-
Transfer agent and filing fees	35,392	26,442	-
Travel	55,834	23,917	-

LOSS BEFORE OTHER ITEMS	(2,501,592)	(970,008)	(63,956)

OTHER ITEMS:
Loss on foreign exchange	-	(24,669)	-
Write off of mineral property (Note 4)	-	(393,689)	-
Unrealized gain on derivative liability (Note 9(a),(c))	132,501	-	-
Interest income	-	-	152

LOSS BEFORE INCOME TAXES	(2,369,091)	(1,388,366)	(63,804)

FUTURE INCOME TAX RECOVERY	-	-	10,622

NET LOSS, FOR THE YEAR	(2,369,091)	(1,388,366)	(53,182)

DEFICIT, BEGINNING OF YEAR	(1,631,147)	(242,781)	(189,599)

DEFICIT, END OF YEAR	$(4,000,238)	$(1,631,147)	$(242,781)

BASIC AND DILUTED LOSS PER SHARE	$(0.068)	$(0.102)	$(0.011)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	34,861,292	13,618,688	5,050,753

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED FEBRUARY 28, 2011, 2010, AND 2009

	2011	2010	2009
NET LOSS FOR THE YEAR	$(2,369,091)	$(1,388,366)	$(53,182)
Unrealized loss on foreign exchange translation	(338,549)	-	-

COMPREHENSIVE LOSS FOR THE YEAR	$(2,707,640)	$(1,388,366)	$(53,182)

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED FEBRUARY 28, 2011, 2010 AND 2009

	2011	2010	2009
OPERATING ACTIVITIES
Net loss for the year	$(2,369,091)	$(1,388,366)	$(53,182)
Items not involving cash:
Future income tax recovery	-	-	(10,622)
Unrealized gain on derivative liability	(132,501)	-	-
Write off of mineral property	-	393,689	-
Stock-based compensation	558,858	242,698	-
	(1,942,734)	(751,979)	(63,804)
Changes in working capital items:
Amounts receivable and prepaid expenses	9,573	(73,571)	3,166
Accounts payable and accrued liabilities	408,615	(44,266)	29,799
Cash used in operating activities	(1,524,546)	(869,816)	(30,839)
FINANCING ACTIVITIES
Due to related parties	-	(11,500)	2,500
Deferred financing costs	-	-	(28,672)
Proceeds from issuance of shares	883,994	3,843,724	43,000
Share issuance costs	(97,578)	(420,938)	-
Cash provided by financing activities	786,416	3,411,286	16,828
INVESTING ACTIVITIES
Mineral property expenditures	(691,522)	(904,166)	(860)
Cash used in investing activities	(691,522)	(904,166)	(860)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(42,634)	-	-
CHANGE IN CASH	(1,472,286)	1,637,304	(14,871)
CASH, BEGINNING OF YEAR	1,637,451	147	15,018
CASH, END OF YEAR	$165,165	$1,637,451	$147

NON-CASH TRANSACTIONS SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest paid	$-	$-	$-
Income tax paid	$-	$-	$-
Shares issued for mineral property	$-	$3,155,700	$-
Shares issued to agent	$-	$199,000	$-
Warrants issued to agent	$105,665	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

1.	NATURE OF BUSINESS AND GOING CONCERN

Pan American Lithium Corp. (formerly Etna Resources Inc.) (the “Company”) was incorporated on September 18, 2006 under the laws of British Columbia. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. At February 28, 2011, the Company had not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral property.

For the period from incorporation on September 18, 2006 to February 28, 2011, the Company incurred losses and has a deficit of $4,000,238. As at February 28, 2011, the Company has a working capital deficiency of $162,504. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

The Company’s plan for 2012 is to continue to acquire and explore mineral properties. The Company intends to fund these activities through equity financing arrangement (see Note 12(b)), which may be insufficient to fund its capital expenditure, working capital and other cash requirements for the year ending February 28, 2011. There is no assurance that the Company will obtain the necessary financing to complete its objectives.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) prepared on a consolidated basis and include the accounts of the Company and its 99% owned subsidiary SALICO (see Note 4) which owns mineral interests located in Chile. A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States are contained in Note 13. All inter-company transaction and balances have been eliminated upon consolidation.

	b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes to the financial statements. Significant areas requiring the use of management estimates include the recoverability of mineral properties, asset retirement obligations, future income tax valuation allowances and assumptions used in valuing options and warrants. Actual results could differ from those estimates.

	c)	Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

	d)	Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs will be amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether its mineral property contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write- downs and recoveries, and does not necessarily reflect present or future values. When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

	e)	Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of mineral property and deferred exploration costs may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

	f)	Asset retirement obligations

The Company follows the recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is amortized over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at February 28, 2011, the Company has not incurred any asset retirement obligations related to the exploration and development of its mineral properties.

	g)	Government assistance

B.C. mining exploration tax credits for certain exploration expenditures incurred in B.C. are treated as a reduction of the exploration and development costs of the respective mineral property at the time receipt is determined to be reasonably assured.

	h)	Flow-through shares

The Company follows the recommendations of Emerging Issues Committee Abstract (“EIC”) - 146 for all flow-through share transactions. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and share capital is reduced.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

	h)	Flow-through shares - continued

If the Company has sufficient unused tax loss carry forwards or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have previously been recognized for these items, a portion of the unrecognized future income tax asset is recognized and recorded as income up to the amount of the future income tax liability that would otherwise be recognized.

	i)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences which arise between the accounting basis and the tax basis of various assets and liabilities, and are measured using substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is provided for any future income tax assets if it is more likely than not that the asset will not be realized.

	j)	Stock-based compensation

The Company applies the fair value method for stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

	k)	Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method in calculating diluted loss per share. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the average market prices of the common shares during the year exceed the exercise prices of the options and warrants. Diluted loss per share excludes all dilutive potential common shares if their effect is anti-dilutive.

	l)	Financial instruments

The Company's financial instruments include cash and accounts payable. The fair values of these financial instruments approximate their carrying values because of their current nature. The Company is not exposed to derivative financial instruments.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the CICA Handbook Section 3840, “Related Party Transactions”.

The Company classified its cash as held-for-trading and accounts payable as other financial liabilities.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

	m)	Comprehensive income

Comprehensive income reflects net income and other comprehensive income for the period. Other comprehensive income includes changes in unrealized foreign currency translation amounts arising from self-sustaining foreign operations, unrealized gains and losses on available-for-sale assets and changes in the fair value of derivatives designated as cash flow hedges to the extent they are effective.

	n)	Change in functional currency

Effective March 1, 2010, the Company changed, on a prospective basis, its functional currency from the Canadian dollar to the U.S. dollar. As a result of the acquisitions of the Company’s Chilean and Mexican mineral properties, a significant portion of the Company’s assets, liabilities, and expenses are denominated in US dollars. Prior to March 1, 2010, the Company’s operations were measured in Canadian dollars. The Canadian dollar has been retained as the Company’s reporting currency.

As a result of this change, the Company’s assets and liabilities were re-measured using the March 1, 2010 US dollar exchange rate of $1.0421.

Accumulated other comprehensive loss for 2011 includes a charge of $338,549 which reflects the effect of translating the Company’s consolidated financial statements into its reporting currency of Canadian dollars using the current rate method. The charge relates primarily to the translation of non-monetary mineral properties.

	o)	Translation of foreign currencies and foreign subsidiaries

The Company’s integrated Chilean foreign subsidiary is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into US dollars, the Company’s functional currency. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non- monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at rates in effect during the period, except for amortization, which is translated on the same basis as the related assets. The resulting exchange gains or losses are recognized in income.

	p)	Share issue costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are charged to expenses.

	q)	Comparative Figures

The comparative figures for 2010 have been reclassified to ensure comparability with those of the current year.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

3.	NEW ACCOUNTING PRONOUNCEMENTS

In January 2009, the Accounting Standards Board ("AcSB") issued CICA Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The AcSB also issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”, which replace Section 1600, “Consolidated Financial Statements”. These new sections are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”. These new standards replace the existing guidance on business combinations and consolidated financial statements. These new standards require that most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed. These new standards also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards will not be adjusted upon application of these new standards. The Non-Controlling Interests standard should be applied retrospectively except for certain items. The Company does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non- controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Company does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.

In February 2008, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s adoption of IFRS on March 1, 2011 requires the restatement, for comparative purposes, of amounts reported by the Company for the year ended February 28, 2011, including the opening balance sheet as at March 1, 2010.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

4.	MINERAL PROPERTIES

	2011	2010

Salico Lithium Properties, Atacama Region III, Chile

Acquisition cost	$-	$3,578,552
Assay reports	11,668	-
Claims expense	71,575	-
Site maintenance	489,415	119,070
Technical report	24,769	29,505
Change in foreign exchange (Note 2n)	(272,762)	-
	324,665	3,727,127
Balance, beginning of the year	3,727,127	-
Balance, end of year	$4,051,792	$3,727,127

Cerro Prieto Lithium Property, Mexico

Acquisition cost	$-	$210,200
Site maintenance	150,089	52,625
Change in foreign exchange (Note 2n)	(23,153)	-
	126,936	262,825
Balance, beginning of the year	262,825	-
Balance, end of year	$389,761	$262,825

Total Mineral Properties	$4,441,553	$3,989,952

Chilean Lithium Properties

The Company entered into a Securities Exchange Agreement dated August 18, 2009 and amended September 18, 2009 (“Agreement”) with Sociedad Gareste Limitada (“Gareste”), a private limited liability company organized under the laws of Chile, which owned nine lithium salar concessions (the “Properties” ) located in Chile. Under the terms of the agreement, Gareste organized a new Chilean limited liability company, South American Lithium Company S.A. Cerrada (“SALICO”) and transferred the Properties to SALICO subject to a net smelter return royalty. The Company consummated an agreement to purchase 99% of the interests of SALICO from the owners thereof in consideration for the Company issuing 10,494,000 common shares to such interest holders at a fair value of $3,148,200. In connection with the Agreement the Company issued 613,333 finders shares with a fair value of $184,000. The fair value of the finders shares has been included in the acquisition costs. The Company has also paid US$50,000 to Gareste on signing to cover costs incurred in connection with the formation and organization of SALICO. In addition, the Company agreed to pay a monthly fee of US$25,000 to compensate Gareste for the general and administrative costs. The Company completed the acquisition on December 4, 2009.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

4.	MINERAL PROPERTIES - continued

In connection with the closing of the acquisition, SALICO granted a 2% net smelter return royalty to the vendor on future production from eight salars, and a 2% net smelter return royalty to another vendor on one salar, payable following commencement of commercial production to a maximum of US$6 million on a per salar basis. Prior to commencement of commercial production at any salar, SALICO may re-purchase one-half of each net smelter return royalty for US$2 million on a per salar basis. At the Piedra Parada salar, where SALICO obtained contractual rights to exploit lithium and light metals, SALICO granted a 2% net smelter return royalty to the owner on the proceeds from the sale of lithium and light metals to a maximum of US$6 million. SALICO is obligated to pay the owner a payment of US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Subsequent and subject to the agreement with SALICO, the owner of the Piedra Parada mineral concessions conveyed such concessions and the right to receive the maintenance payment described herein, to Zoro Mining Corp. (OTCBB:ZORM), a publicly traded mining company with one director and 2 officers in common with the Company.

Mexican Lithium Property

The Company entered into a Share Option Agreement (the “Option Agreement”) dated December 18, 2009 among the Company, Escondidas Internacional S.A. de C.V. (“Escondidas”) and the shareholders of Escondidas (the “Shareholders”) whereby, among other things, the Shareholders granted an Option to the Company to acquire 76% of the shares of Escondidas.

In consideration, the Company paid $200,000 to Escondidas upon execution of the agreement, and agreed to pay $25,000 per month until the earlier of closing or termination of the agreement. Upon closing the Company will pay an additional $50,000 to Escondidas. In addition, the agreement calls for cash payments to the Shareholders as follows; $125,000 on the closing date, $500,000 six months from the closing date, $500,000 twelve months from the closing date, and $750,000 eighteen months from the closing date. Upon closing, the agreement also calls for the issuance of 10,300,000 common shares and 7,500,000 warrants to the Shareholders. Each warrant will be exercisable for one common share up to two years from closing.

Subsequently, the Company entered into an amended agreements changing the terms of the Option Agreement originally dated December 18, 2009. Under the terms of the amended agreements:

i.	The closing date is changed from June 30, 2010 to October 31, 2011; and

ii.	The number of shares issued to the shareholders is reduced from 10,300,000 to 5,000,000; and

iii.	The number of warrants issued to the shareholders is reduced from 7,500,000 to 5,000,000; and

iv.	The date of the obligated payment of $500,000 is amended from 6 months from the closing date to 6 months from the commencement of commercial production; and

v.	The date of the obligated payment of $500,000 is amended from 12 months from the closing date to 12 months from the commencement of commercial production; and

vi.	The date of the obligated payment of $750,000 is amended from 18 months from the closing date to 18 months from the commencement of commercial production; and

vii.	The monthly obligated payment is reduced from $25,000 to $8,000.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

4.	MINERAL PROPERTIES - continued

Aspen Grove Property

Pursuant to an agreement dated May 28, 2007, the Company was granted an option to acquire a 100% interest, subject to a 2% Net Smelter Return (“NSR”), in the Aspen Grove Property situated in the Nicola Mining Division, B.C.

On June 10, 2010, the Company terminated the option agreement dated May 28, 2007. As the Company is focused on lithium and light metals, the Company decided to release its option and the acquisition and exploration costs of $393,689 were written off during the year ended February 28, 2010.

5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

	a)	Authorized
100,000,000 common shares without par value.

	b)	Issued and outstanding

	Number of	Amount Net of	Contributed
	Shares	Share Issue Cost	Surplus

Balance, February 28, 2009	5,231,000	$368,088	$-

Issued pursuant to a public offering	5,500,000	581,818	-
Issued for mineral property	50,000	7,500	-
Issued for mineral property	10,494,000	3,148,200	-
Issued in a private placement	9,848,801	1,886,792	-
Issued for corporate financing fee	100,000	15,000	-
Issued as finder’s fee for private placement	613,333	184,000	-
Exercise of stock options	175,000	26,250	-
Exercise of agents warrants	252,228	37,835	-
Stock-based compensation
Warrants	-	-	782,856
Stock options	-	-	242,698
Transfer from contributed surplus on:
Stock options exercise	-	22,750	(22,750)
Agents warrants exercise	-	10,089	(10,089)

Balance, February 28, 2010	32,264,362	6,288,322	992,715

Exercise of stock options	225,000	33,750	-
Exercise of agents warrants	178,708	35,313	-
Issued in a private placement	5,432,873	241,021	362,192
Stock-based compensation
Warrants	-	-	105,665
Stock options	-	-	558,858
Transfer from contributed surplus on:
Stock options exercise	-	28,571	(28,571)
Agents warrants exercise	-	9,799	(9,799)

Balance, February 28, 2011	38,100,943	$6,636,776	$1,981,060

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS - continued

	b)	Issued and outstanding – continued

The details for the common share issuances during the year ended February 28, 2011 are as follows:

i)

The Company received proceeds of $33,750 for the exercise of 225,000 stock options at $0.15, $23,160 for the exercise of 154,402 stock purchase warrants at $0.15, and $12,153 for the exercise of 24,306 stock purchase warrants at $0.50.

ii)

On September 29, 2010 and October 4, 2010, pursuant to a private placement, the Company issued 5,432,873 shares in two tranches at $0.15 for total proceeds of $814,931 before share issue costs. Each unit is comprised of one share and one share purchase warrant. Each warrant is exercisable into one share at $0.25 per share for a period of two years from the date of issuance. The proceeds of $0.15 per share were allocated based on fair value as follows; $0.083 to stock and $0.067 to warrants. In connection with the private placement, the Company incurred share issue costs consisting of legal and regulatory expenses of $18,143, finder’s fees of $87,910, and $105,665 of non cash expense based on the Black-Scholes valuation of the finder’s warrants

The details for the common share issuances during the year ended February 28, 2010 are as follows:

		iii)	Pursuant to a public offering, the Company issued 5,500,000 shares at $0.15 for total proceeds of $825,000 before share issue costs.
		iv)	The Company issued 50,000 shares at $0.15 in conjunction with the acquisition of a mineral property in Canada. Note 4
		v)	The Company issued 175,000 shares at $0.15 for stock options exercised for total proceeds of $26,250.
		vi)	The Company issued 100,000 shares as a finder’s fee related to the public offering.
		vii)	The Company issued 252,228 shares at $0.15 for agents warrants exercised.
		viii)	The Company issued 10,494,000 shares at $0.30 in conjunction with the acquisition of mineral properties in Chile. Note 4
ix)

Pursuant to a private placement, the Company issued 9,848,801 shares at $0.30 for total proceeds of $2,954,640 before share issue costs. Each unit is comprised of one share and one-half share purchase warrant. Each warrant is exercisable into one share at $0.50 per share for a period of eighteen months from October 1, 2009.

		x)	The company issued 613,333 shares at $0.30 as finder’s fees in conjunction with the acquisition of the Chilean properties.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

5.	SHARE CAPITAL - continued

	c)	Escrow shares

Pursuant to an escrow agreement dated July 31, 2008, the Company had 3,990,000 common shares held in escrow at February 28, 2010. Under the escrow agreement, 10% of the shares have been released upon issuance of the Final Exchange Bulletin for the TSX's acceptance of the Offering, and 15% will be released every six months thereafter for a period of thirty-six months.

Date	Released	Remaining
15-Jun-09	399,000	3,591,000
15-Dec-09	598,500	2,992,500
15-Jun-10	598,500	2,394,000
15-Dec-10	598,500	1,795,500
15-Jun-11	598,500	1,197,000
15-Dec-11	598,500	598,500
15-Jun-12	598,500	-

As at February 28, 2011, 1,795,500 shares remain in escrow.

d)	Stock options

The Company has adopted an incentive share option plan for granting options to directors, employees and consultants, under which the total outstanding options are limited to 10% of the outstanding common shares subsequent to the completion of the Company’s initial public offering. The directors, subject to the policies of the TSX Venture Exchange, impose terms upon which each option shall become vested.

A summary of the status of the stock option plan as of February 28, 2011 and 2010 and changes during the year then ended is presented below:

	2011		2010
	Options	Weighted	Options	Weighted
	Outstanding	Average Exercise	Outstanding	Average
		Price		Exercise Price

Opening balance	1,775,000	$0.34	-	-
Granted	1,900,000	$0.53	1,950,000	$0.32
Exercised	(225,000)	$0.15	(175,000)	$0.15
Forfeited	(800,000)	$0.39	-	-
Ending balance	2,650,000	$0.40	1,775,000	$0.34

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

5.	SHARE CAPITAL - continued

	d)	Stock options - continued

The Company had the following share purchase options outstanding and exercisable:

2011
Quantity		Exercise
Outstanding	Exercisable	Price	Expiry Date

300,000	300,000	$0.15	September 15, 2013
750,000	750,000	$0.50	January 15, 2015
351,200	197,625	$0.55	April 21, 2015
200,000	100,000	$0.55	April 9, 2020
98,800	49,400	$0.55	April 21, 2020
950,000	475,000	$0.15	May 26, 2020
2,650,000	1,872,025

2010
Quantity		Exercise
Outstanding	Exercisable	Price	Expiry Date

825,000	325,000	$0.15	September 15, 2013
950,000	375,000	$0.50	January 15, 2015
1,775,000	700,000

The weighted average contract life remaining on the above options is 6.28 years (2010 –4.28 years).

The Company uses the Black-Scholes Option Pricing Model (the “Model”) to calculate the fair value of stock options granted. The Model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used:

	2011	2010

Risk free interest rate	3.04%	2.35%
Expected dividend yield	-	-
Expected stock price volatility	144%	138%
Expected life of options	7.60 years	4.38 years

The weighted average fair value of the options granted during the period was $0.25 (2010 - $0.23) .

Total stock-based compensation for the year ended February 28, 2011 was $558,858 (2010 -$242,698) and was expensed to operations and included in contributed surplus for options granted to directors, officers, and consultants of the Company.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

5.	SHARE CAPITAL - continued e) Warrants

		Weighted Average
	Number of	Exercise
	Warrants	Price

Balance, February 28, 2009	-	$-
Agent’s warrants granted	440,000	$0.15
Agent’s warrants granted	782,836	$0.50
Warrants granted with private placement	4,924,399	$0.50
Less: exercised	(252,228)	$-

Balance, February 28, 2010	5,895,007	$0.49

Agent’s warrants granted	529,567	$0.25
Warrants granted with private placement	5,432,873	$0.25
Less: exercised	(178,708)	$0.20
Less: expired	-	$-

Balance, February 28, 2011	11,678,739	$0.37

During the year ended February 28, 2011, 24,306 warrants were exercised at a price of $0.50, 154,402 warrants were exercised at a price of $0.15, and an aggregate of 5,962,440 warrants were issued at a price of $0.25.

The fair values of the warrants have been estimated using the Black-Scholes option pricing model using the following assumptions:

	2011	2010

Risk free interest rate	1.38%	1.27%
Expected dividend yield	-	-
Expected stock price volatility	180%	69%
Expected life of options	2 years	1.46 years

Details of share purchase warrants outstanding as of February 28, 2011 and 2010 are:

Number of Warrants Outstanding
and Exercisable		Exercise Price
2011	2010	per Share	Expiry Date

33,370	187,772	$0.15	July 22, 2010
758,530	782,836	$0.50	May 4, 2011
4,924,399	4,924,399	$0.50	May 4, 2011
349,800	-	$0.25	September 29, 2012
3,532,397	-	$0.25	September 29, 2012
1,900,476	-	$0.25	October 4, 2012
179,767	-	$0.25	October 4, 2012
11,678,739	5,895,007

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

6.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	2011	2010
Balance - Beginning of year	$-	$-
Unrealized loss on foreign exchange translation	(338,549)	-
Balance - End of year	$(338,549)	$-

7.	RELATED PARTY TRANSACTIONS AND BALANCES

During the years ended February 28, 2011 and 2010, the following transactions were recorded at their exchange amounts being the amounts agreed upon by related parties:

a)	Management fees of $7,000 (February 28, 2010 - $48,000; February 28, 2009 - $42,000) were incurred to a company controlled by a former director and officer.

b)	Management fees of $140,044 (February 28, 2010 - $45,542; February 28, 2009 - $Nil) were incurred to an officer and director.

c)	Management fees of $21,188 (February 28, 2010 - $Nil; February 28, 2009 - $Nil) were incurred to two directors.

d)	Management fees of $48,032 (February 28, 2010 - $Nil; February 28, 2009 - $Nil) were incurred to an officer.

e)

Management fees of $30,756 and rent of $16,153 (February 28, 2010 - $10,605 and $nil respectively; February 28, 2009 - $Nil and $Nil respectively) were incurred to a company in which a director and officer is general manager.

f)	Management fees of $73,720 (February 28, 2010 - $19,037; February 28, 2009 - $Nil) were incurred to a company controlled by a director.

g)	Management fees of $53,484 (February 28, 2010 - $13,995; February 28, 2009 - $Nil) were incurred to an officer.

h)	Management fees of $9,173 (February 28, 2010- $nil; February 28, 2009 - $Nil) were incurred to a member of the Company’s technical advisory committee.

i)	Deferred exploration costs of $34,735 (February 28, 2010 - $Nil; February 28, 2009 - $Nil) were incurred to a company with one director and two officers in common.

j)	Rent of $nil (February 28, 2010 - $13,750; February 28, 2009 - $9,000) were incurred to a company controlled by a director.

k)	Accounting fees of $nil (February 28, 2010 - $12,125; February 28, 2009 - $350) were incurred to a firm a former director was a partner of.

As at February 28, 2011, accounts payable include $437 owing to an officer of the Company and accrued liabilities include $183,747 for unissued stock options to the President and CEO of the Company, (see Note 9(a)).

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

8.	INCOME TAXES

The following table reconciles the amount of income taxes recoverable on application of the combined statutory Canadian federal and provincial income tax rates.

	2011	2010	2009

Combined statutory tax rate	28.18%	29.76%	30.42%

Income tax recovery at
combined statutory rate	$(667,532)	$(413,143)	$(16,178)
Permanent differences	153,233	(47,752)	-
Reduction in tax rates	53,901	73,686	(1,829)
Valuation allowance	460,398	387,209	7,385

Future income tax recovery	$-	$-	$(10,622)

Significant components of the Company’s future income tax assets are shown below:

	2011	2010

Non-capital loss carry forwards	$687,217	$250,154
Eligible capital expenditures	180	190
Share issuance costs	101,495	109,306
Mineral properties	66,100	34,944
Future income tax asset	854,992	394,594
Less: Valuation allowance	(854,992)	(394,594)
Future income tax assets	$-	$-

As of February 28, 2011 the company had approximately $2,749,000 (February 28, 2010: $1,021,000) of non-capital loss carry forwards available to reduce the taxable income for future years. The non-capital losses expire as follows:

2027	$22,000
2028	72,000
2029	69,000
2030	858,000
2031	1,728,000
$2,749,000

The company also has certain allowances with respect to resource development and exploration costs of approximately $264,000, which, subject to certain restrictions, are available to be offset against future taxable income.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

9.	COMMITMENTS

a)

Pursuant to the incentive stock option plan, the Company has agreed to issue 1,500,000 stock options to the President and CEO. As of February 28, 2011, 975,000 of these options have not been issued. The Company has included $310,782 in accrued liabilities and management fees for these unissued stock options. As at February 28, 2011, the Company remeasured the accrued liability at fair value and as a result recorded an unrealized gain on derivative liability of $127,035 and reduced the corresponding accrued liability.

b)

During the year, the Company entered into an agreement with a consultant to provide the Company with geological, hydrological, mapping, geophysics, sampling, drilling, and laboratory consulting services for a period of six months beginning November 19, 2010. Subsequent to year end, the parties agreed to extend the term period to accommodate the exploration program. The value of these services is estimated at $514,045. Per the agreement, the Company will be able to pay the consultant with shares of the Company’s common stock. The number of shares issued will be determined by taking the amount of each approved invoice and dividing it by the closing price on the TSX-V on the day of invoice approval.

c)

On September 1, 2010, the Company entered into an agreement with a consultant to provide the Company with financial advisory services for a period of six months commencing on September 1, 2010 for a fee of $5,000 per month and 100,000 stock options if the consultant secures private placement funding of $500,000 or more. As of February 28, 2011 the consultant had earned the 100,000 stock options but they had not been delivered due to plan limitations. The Company has included $8,475 in accrued liabilities and share issuance costs for these unissued stock options. As at February 28, 2011, the Company remeasured the accrued liability at fair value and as a result recorded an unrealized gain on derivative liability of $5,466 and reduced the corresponding accrued liability.

d)

On November 1, 2010 the Company entered into an agreement with a consultant to provide international business development and financial advisory services in exchange for 500,000 options to purchase shares of the Company’s common stock. 250,000 options were to be delivered on signing and 250,000 on the first anniversary. Due to plan limitations, the options have not been delivered. As at February 28, 2011, the Company has included $30,474 in accrued liabilities for these unissued stock options.

e)

On February 14, 2011, the Company entered into a property purchase agreement with Sociedad Gareste Limitada (“Gareste”) to acquire 16 mineral claims covering an area of approximately 4,200 hectares in Chile in consideration for 2,000,000 common shares upon closing to Gareste. The closing date shall be no later than December 31, 2011. In connection with the purchase, a 2% net smelter return royalty (“NSR”) on the sale of production will be granted in favour of Gareste, capped at US$6 million. At any time prior to the commencement of commercial production, the Company shall have the right to repurchase one-half, or a 1% NSR, for the sum of US$2million.

f)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Maricunga project in consideration for cash payments totaling US$1.5 million and the issuance of 2 million common shares. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at U$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

9.	COMMITMENTS - continued

g)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Llanta project in consideration for cash payments totaling US$600,000 and the issuance of 900,000 common shares. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at U$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million.

10.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of mineral properties. The Company does not have any externally imposed capital requirements to which it is subject.

As at February 28, 2011 the Company had capital resources consisting mainly of cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares or dispose of assets or adjust the amount of cash.

The Company’s investment policy is to invest its cash in instruments with high credit quality and terms to maturity selected to match the expected timing of expenditures from continuing operations.

The Company expects its current capital resources, together with the proceeds from planned additional equity fundraising, will be sufficient to carry out its exploration plans and operations through its next operating period.

11.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company’s financial instruments consist of cash, and accounts payable. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	2011	2010
Held for trading (i)	$165,165	1,637,451
Other financial liabilities (ii)	$106,924	56,163

(i)	Cash
(ii)	Accounts payable

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

11.	FINANCIAL INSTRUMENTS - continued

Fair values

The Company classifies its fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 –	Inputs that are not based on observable market date.

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	2011
Cash	$165,165	-	-	165,165
Total assets measured at fair value	$165,165	-	-	165,165

The Company believes that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Credit Risk

The Company is not exposed to significant credit risk. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due (Note 1). The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined above.

The Company monitors its ability to meet its short-term exploration and administrative expenditures by raising additional funds through share issuance when required. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company bears significant foreign exchange risk as the majority of the cash is held in US dollars. The Company has completed a sensitivity analysis to estimate the impact on comprehensive for the year which a change in foreign exchange rates would have had. A change of +/- 10% in US$ foreign exchange rate would have an impact of approximately +/- $1,200 on the Company’s comprehensive loss. This impact results from the Company’s US$ based balances of monetary assets and liabilities.

Interest Rate Risk

The Company is not exposed to significant interest rate risk.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

12.	SUBSEQUENT EVENTS

a)

On March 25, 2011, the Company entered into a fourth letter agreement changing the terms of the Share Option Agreement (see note 4) dated on December 18, 2009 with Escondidas. Under the terms of the amendment, the closing date is changed from April 30, 2011 to October 31, 2011, and the monthly fee reduced from $8,000 to $1,000.

b)

On June 16, 2011, the Company closed a private placement offering of $611,500 authorizing the sale of 4,076,667 units at a price of $0.15. Each unit is comprised of one common share and one stock purchase warrant exercisable at $0.25 until June 16, 2013. The Company paid a cash finder’s fee of $39,650 and issued 267,666 warrants (“Finder’s warrants”). Each Finder’s Warrants entitles the finder to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013.

c)

Subsequent to February 28, 2011 the Company entered into an agreement with a consultant to provide strategic planning, financial, and acquisition advisory services for the equivalent of $7,500 per month for an 18 month period beginning on April 15, 2011 and will be able to pay in shares of the Company’s common stock. The Company issued 57,143 shares to the consultant subsequent to year-end.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respect with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the Unites States.

The Company’s accounting principles generally accepted in Canada (“Canadian GAAP”) differ from accounting principles generally accepted in the United States (“U.S. GAAP”). The material differences between Canadian GAAP and US GAAP and the rules and regulations of the Securities and Exchange Commission affecting the Company’s financial statements are summarized as follows:

Resource Properties

Canadian GAAP permits the deferral of costs for the acquisition of mineral properties and exploration expenditures subject to periodic assessments for impairment. US GAAP requires that mineral exploration costs relating to unproven mineral properties be expensed. Under US GAAP the acquisition costs of mineral properties are initially capitalized with an assessment for impairment under ASC 360 performed at each reporting period. For US GAAP cash flow statement purposes, mineral property exploration expenditures would be shown under operating activities rather than investing activities.

Once commercial production has commenced, mine mill, machinery, plant facilities and certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight line method over their useful lives, not to exceed the life of the mine to which the assets relate. Under US GAAP, the Company expects to use the units of production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

Flow- through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the Company renounces the related tax benefits. The different treatment of flow-through shares under Canadian and US GAAP did not result in any accounting differences as no premium was paid for the flow-through shares.

The impact of the above differences between Canadian and United States generally accepted accounting principle and the rules and regulations of the Securities and Exchange Commission on the statements of operations, the balance sheets and the statements of cash flows are summarized as follows:

Statements of Operations	2011	2010	2009
Net loss per Canadian GAAP	$(2,369,091)	$(1,388,366)	$(53,182)
Mineral properties written off	-	(3,578,552)	-
Mineral property expenditure	(747,516)	(524,439)	(860)
Net loss per US GAAP	$(3,116,607)	$(5,491,357)	$(54,042)
Basic and diluted loss per share per US GAAP	$(0.09)	$(0.40)	$(0.01)
Balance Sheets
Total assets per Canadian GAAP	$4,675,795	$5,706,053	$237,236
Decrease in mineral properties due to writing off and expensing of mineral property costs	(4,441,553)	(3,989,952)	(139,775)
Total assets per US GAAP	$234,242	$1,716,101	$97,461
Total liabilities per Canadian and US GAAP	$396,746	$56,163	$111,929
Stockholder’s equity per Canadian GAAP	$4,279,049	$5,649,890	$125,307
Cumulative mineral properties adjustment	(4,441,553)	(3,989,952)	(139,775)
Stockholder’s equity (deficiency) per US GAAP	$(162,504)	$1,659,938	$(14,468)

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

Statements of Cash Flows
Operating Activities per Canadian GAAP	$(1,524,546)	$(869,816)	$(30,839)
Mineral property expenditures	(691,522)	(904,166)	(860)
Operating Activities per US GAAP	$(2,216,068)	$(1,773,982)	$(31,699)
Financing Activities per Canadian and US GAAP	$786,416	$3,411,286	$16,828
Investing Activities per Canadian GAAP	$(691,522)	$(904,166)	$(860)
Mineral property expenditures	691,522	904,166	860
Investing Activities per US GAAP	$-	$-	$-

Recently Adopted Accounting Standards

a)	Accounting for Transfer of Financial Assets

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860), and Amendment of the Accounting Transfers of Financial Assets” (formerly SFAS 166, Accounting for Transfers of Financial Assets”). This ASU significantly changes how companies account for transfers of financial assets. The ASU provides revised guidance in a number of areas including the elimination of the qualifying special purpose entity concept, the introduction of a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures.

The provisions of this ASU are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The adoption of this ASU did not impact our financial results or disclosures as at February 28, 2011.

b)	Consolidation of Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810), Improvements to Financial Reporting Enterprises Involved with Variable Interest Entities” (formerly SFAS 167, “Amendments to FASB Interpretation No 46 (R)”) which amends the consolidation guidance for variable interest entities. (“VIE”) The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, the changes to when it is necessary to reassess who should consolidate a VIE have also been made.

In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the expected losses or receives a majority of the expected residual returns or both of the VIE is no longer required. Under ASU 2009-17, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 28, 2011 AND 2010

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

Recently Adopted Accounting Standards – continued

b)	Consolidation of Variable Interest Entities - continued

Additional disclosures will be required under this ASU to provide more transparent information regarding an entity’s involvement with a VIE. The provisions of this ASU are to be applied for years beginning after November 15, 2009, for interim periods within those years, and for interim annual reporting periods thereafter. The adoption of this ASU did not impact our financial results or disclosures as at February 28, 2011.

c)	Fair Value Measurement and Disclosures

In January 2010, the FASB issued ASU 2010-16, “Fair Value Measurements and Disclosures (Topic 810) “Improving Disclosures About Fair Value Measurements.” This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement.

The new disclosure and clarifications are effective for interim and annual periods beginning after December 31, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this ASU did not impact our financial results or disclosures as at February 28, 2011.

Recently issued accounting standards

We will transition to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) on January 1, 2011 and will no longer be required to prepare a reconciliation to US GAAP. Accordingly, we have not assessed the impact of adopting recent US accounting pronouncements with an application date of January 1, 2011 or beyond on our financial statements and disclosures.

ITEM 18                     Financial Statements

Refer to Item 17 - Financial Statements.

ITEM 19                     Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Incorporation Documents

1.1	Articles of Incorporation of Pan American Lithium Corp.(1)

4.	Material Agreements

4.1	Share Exchange Agreement-Sociedad Gareste Limitada Amended and Restated Share Exchange Agreement-Sociedad Gareste Limitada.(1)

4.2	Share Option Agreement among Etna Resources Inc., Escondidas Internacional S.A. de C.V. dated December 18, 2009.(2)

4.3	Amendment to Share Option Agreement among Etna Resources Inc., Escondidas Internacional S.A. de C. V. dated December 18, 2009.(2)

4.4	Second Amendment to Share Option Agreement among Etna Resources Inc., Escondidas Internacional S. A. de C.V. dated December 18, 2009.(2)

4.5	Letter Agreement Escondidas Internacional S.A. de C.V. and the shareholders of Escondidas Internacional S. A. de C.V. dated October 28, 2010.(2)

4.6	Consulting and Professional Services Agreement between JVM Management Ltd. and Etna Resources Inc. dated November 3, 2009.(2)

4.7	Consulting and Professional Services Agreement between Sage Associated, Inc. and Etna Resources Inc. dated November 1, 2009.(2)

4.8	Consulting Services Agreement between Kriyah Consultants LLC. and Etna Resources Inc. dated November 1, 2009.(2)

4.9	Consulting Services Agreement between Tim Lowenstein and Etna Resources Inc. dated November 1, 2009.(2)

4.10	Employment Agreement between Etna Resources Inc. and Andrew Brodkey dated November 1, 2009.(2)

4.11	Independent Director Agreement between Pan American Lithium Corp. and Ronald Richman dated April 30, 2010.(2)

4.12	Independent Director Agreement between Pan American Lithium Corp. and David Terry dated April 30, 2010.(2)

4.13	Amended and Restated Consulting Services Agreement dated May 3, 2011 by and between Level 3 Capital Management Inc. and Pan American Lithium Corp.(2)

4.14*	A Purchase Agreement between Pan American Lithium Corp. and Sociedad Gareste, Limitada (“Gareste”) dated February 14, 2011.

4.15*	A Binding Letter Agreement between Gareste and Pan American Lithium Corp. dated February 14 for a Joint Venture and Earn-In for Llanta Lithium Brines.

4.16	A Binding Letter Agreement between Gareste and Pan American Lithium Corp. dated February 14 for a Joint Venture and Earn-In for Maricunga Salar.

8.	List of Subsidiaries

8.1	The Company currently holds a 99% interest in South American Lithium Company S.A. Cerrada, a company governed by the laws of Chile.

12.	Certification

12.1*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Andrew Brodkey.

12.2*	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Frank Garcia.

12.3*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Andrew Brodkey.

12.4*	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Frank Garcia.

*                        Filed herewith.

(1)	Incorporated by reference to the Company’s registration statement on Form F-1 filed on June 3, 2010.
(2)	Incorporated by reference to the Company’s registration statement on Form F-1 filed on October 27, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew Brodkey
President
(Principal Executive Officer)

Date: August 31, 2011

/s/ Frank Garcia
Frank Garcia
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Date: August 31, 2011