Form 20-F
period 2012-02-29
PAN AMERICAN LITHIUM CORP
filed 2012-07-13
CIK 1490078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2012

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from ___________________to ____________________

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

There were 55,003,592 common shares, without par value, issued and outstanding as of February 29, 2012.

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
[   ] YES     [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] Item 17     [   ] Item 18

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
[   ] YES     [   ] NO

PART I

GENERAL

Certain statements in this annual report are forward-looking statements, which reflect the Company’s management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities including statements related to the development of existing and future property interests, availability of financing and projected costs and expenses. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, estimates and assumptions about current mineral property interests, the global economic environment, the market price and demand for lithium and other minerals and the Company’s ability to manage the Company’s property interests and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions, (2) a decreased demand or price of lithium and other minerals, (3) the inability to obtain equipment, materials, supplies or workforce, or other factors resulting in delays in the exploration or development of projects with respect to the Company’s property interests, (4) inability to locate and acquire additional property interests, (5) the uncertainty of government regulation and politics in North America and Chile regarding mining and mineral exploration, (6) the inability to obtain licenses, permits and governmental approvals necessary for exploration, or properties or the construction and operation of mining facilities, (7) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal or regulatory proceedings and challenges, (8) uncertainties associated with negotiations, (9) assets of the Company may be nationalized, (10) the Company may be subject to increased taxation by foreign governments, and (11) other factors beyond the Company’s control.

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

EXPLANATORY NOTE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The annual audited consolidated financial statements for the year ended February 29, 2012 are our first annual consolidated financial statements that have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’) and IFRS 1, First Time Adoption of International Financial Reporting Standards. See page 13 in our ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ included in this annual report on Form 20-F under ‘‘Item 5 — Operating and Financial Review and Prospects.’’

We have prepared the annual audited consolidated financial statements that comply with IFRS as described in the accounting policies in Note 4 of our annual audited consolidated financial statements. In preparing the annual audited consolidated financial statements, our opening statement of financial position was prepared at March 1, 2010, our date of transition to IFRS. Note 12 of our annual audited consolidated financial statements explains the principal adjustments we made in restating our Canadian generally accepted accounting principles (“GAAP”) statements of financial position as at March 1, 2010 and February 29, 2011 and our previously published Canadian GAAP consolidated statements of operations and comprehensive loss for the year ended February 29, 2011.

Please note that information relating to financial periods ended before February 29, 2011 were prepared in accordance with Canadian GAAP, which may not be comparable to IFRS.

ITEM 1                        Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2                        Offer Statistics and Expected Timetable

Not applicable.

ITEM 3                        Key Information

A.                      Selected Financial Data

The following table sets out selected financial information prepared in accordance with IFRS as issued by ISAB for the year ended February 29, 2012 and February 28, 2011:

	Year Ended February 29, 2012 (audited)	Year Ended February 28, 2011 (audited)
		($)
Revenue	Nil	Nil
Expenses	$1,494,737	$2,628,049
Net Loss	$977,249	$2,741,536
Basic and Diluted Loss Per Share	$0.021	$0.079

	As at February 29, 2012 (audited)	As at February 28, 2011 (audited)
	($)	($)
Mineral Properties	4,636,325	4,441,553
Total Assets	5,274,159	4,675,795
Long-Term Debt	Nil	Nil
Dividends	Nil	Nil

The following table sets out selected financial information prepared in accordance with Canadian GAAP for various periods from our inception to February 28, 2011:

	Year Ended February 28, 2010 (audited)	Year Ended February 28, 2009 (audited)	Year Ended February 29, 2008 (audited)
	($)	($)	($)
Revenue	Nil	Nil	Nil
Expenses	970,008	63,956	194,683
Net Loss	1,388,366	53,182	174,310
Basic and Diluted Loss Per Share	0.10	0.01	0.04

	As at February 28, 2010 (audited)	As at February 28, 2009 (audited)	As at February 29, 2008 (audited)
	($)	($)	($)
Mineral Properties	3,727,127	139,775	138,915
Total Assets	5,706,053	237,236	163,400
Long-Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following is reconciliation from Canadian GAAP to U.S. GAAP:

	Year Ended February 28, 2010 (audited)	Year Ended February 28, 2009 (audited)	Year Ended February 29, 2008 (audited)
	($)	($)	($)
Revenue per Canadian and US GAAP	Nil	Nil	Nil
Expenses per Canadian and US GAAP	970,008	63,956	194,683
Net Loss per Canadian GAAP	1,388,366	53,182	174,310
Mineral properties written off	3,578,552	Nil	21,400
Mineral property and deferred acquisition costs expensed	524,439	860	117,515
Net loss per US GAAP	5,491,357	54,042	313,225
Basic and Diluted Loss Per Share per Canadian GAAP	0.10	0.01	0.04
Basic and Diluted Loss Per Share per US GAAP	0.39	0.01	0.08

	As at February 28, 2010 (audited)	As at February 28, 2009 (audited)	As at February 29, 2008 (audited)
	($)	($)	($)
Mineral Properties per Canadian GAAP	3,727,127	139,775	138,915
Mineral property acquisition costs written off	(3,578,552)	(21,400)	(21,400)
Mineral property costs expensed	(148,575)	(118,375)	(117,515)
Mineral Properties – Foreign Exchange per Canadian GAAP	-	-	-
Mineral Properties per US GAAP	Nil	Nil	Nil
Total Assets per Canadian GAAP	5,706,053	237,236	163,400
Mineral property and deferred acquisition costs written off	(3,727,127)	(21,400)	(21,400)
Mineral property costs expensed	(262,825)	(118,375)	(117,515)
Total Assets per US GAAP Long-Term Debt per	1,716,101	97,461	24,485
Canadian and US GAAP	Nil	Nil	Nil
Dividends per Canadian and US GAAP	Nil	Nil	Nil

Please note that information relating to financial periods ended before February 29, 2011 were prepared in accordance with Canadian GAAP, which may not be comparable to IFRS.

Our selected financial information is presented in Canadian dollars. As of the closing on June 25, 2012, the exchange rate was 1.0292 CAD per 1USD, as stated by the Bank of Canada. The following are exchange rates for the high and low for the last six months, and the average annual rate for the last five financial years, using the last day of each month in each year: (Rates are stated as xCAD per 1USD and are as stated by the Bank of Canada)

High and low exchange rates observed - last six months
	High	Low
June 2012	0.9837	0.9576
May 2012	1.0329	0.9858
April 2012	1.0204	0.9950
March 2012	1.0161	0.9965
February 2012	1.0158	0.9960
January 2012	1.0034	0.9713
December 2011	0.9948	0.9594

Average exchange rates - five years
Financial year ended:	Average
February 29, 2012	0.9916
February 28, 2011	1.0204
February 28, 2010	1.1048
February 29, 2009	1.1151
February 28, 2008	1.0359

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

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. The Company cautions readers of this report that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. In evaluating the Company, its business and any investment in its business, readers should carefully consider the following factors.

Risks Relating to the Early Stage of the Company and its Ability to Raise Capital

The Company is at a very early stage and its success is subject to the substantial risks inherent in the establishment of a new business venture.

The implementation of the Company’s business strategy is in a very early stage and subject to all of the risks inherent in the establishment of a new business venture. Accordingly, its intended business and prospective operations may not prove to be successful in the near future, if at all. Any future success that the Company might enjoy will depend upon many factors, many of which are beyond the Company’s control, or which cannot be predicted at this time, and which could have a material adverse effect upon the Company’s financial condition, business prospects and operations and the value of an investment in the Company.

The Company has no operating history and its business plan is unproven and may not be successful.

Although the Company' s business formed in September 2006, it has no commercial operations. None of its projects have proven or provable reserves, are built, or are in production. The Company has not licensed or sold any mineral products commercially and do not have any definitive agreements to do so. The Company has not proven that its business model will allow it to generate a profit.

The Company has suffered operating losses since inception and it may not be able to achieve profitability.

The Company had an accumulated deficit of $4,868,788 as of February 29, 2012 and it expects to continue to incur significant discovery and development expenses in the foreseeable future related to the completion of feasibility, development and commercialization of its projects. As a result, it will be sustaining substantial operating and net losses, and it is possible that it will never be able to sustain or develop the revenue levels necessary to attain profitability.

The Company may have difficulty raising additional capital, which could deprive it of necessary resources.

The Company expects to continue to devote significant capital resources to fund exploration and development of its properties. In order to support the initiatives envisioned in its business plan, it will need to raise additional funds through public or private debt or equity financing, collaborative relationships or other arrangements. Its ability to raise additional financing depends on many factors beyond its control, including the state of capital markets, the market price of its common stock and the development or prospects for development of competitive technology or competitive projects by others. Sufficient additional financing may not be available to it or may be available only on terms that would result in further dilution to the current owners of the Company' s common stock.

The Company expects to raise additional capital during 2012 but it does not have any firm commitments for funding. If it is unsuccessful in raising additional capital, or the terms of raising such capital are unacceptable, it may have to modify its business plan and/or significantly curtail its planned activities. If the Company is successful raising additional capital through the issuance of additional equity, its investor' s interest will be diluted.

There are substantial doubts about the Company' s ability to continue as a going concern and if it is unable to continue its business, its shares may have little or no value.

The Company' s ability to become a profitable operating company is dependent upon its ability to generate revenues and/or obtain financing adequate to explore and develop its properties. Achieving a level of revenues adequate to support its cost structure has raised substantial doubts about its ability to continue as a going concern. The Company plans to attempt to raise additional equity capital by issuing shares and, if necessary through one or more private placement or public offerings. However, the doubts raised relating to the Company' s ability to continue as a going concern may make its shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

Risks Related To The Company' s Business

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, the Company faces a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration programs that the Company intends to undertake on its properties and any additional properties that the Company may acquire. These potential problems include unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by the Company in the exploration of its properties may not result in the discovery of mineral deposits. Any expenditures that the Company may make in the exploration of any other mineral property that it may acquire may not result in the discovery of any commercially exploitable mineral deposits. Problems such as unusual or unexpected geological formations and other conditions are involved in all mineral exploration and often result in unsuccessful exploration efforts. If the results of the Company' s exploration do not reveal viable commercial mineralization, the Company may decide to abandon some or all of its property interests.

Because of the speculative nature of the exploration of mineral properties, there is no assurance that the Company' s exploration activities will result in the discovery of any quantities of mineral deposits on its current properties or any other additional properties the Company may acquire.

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

The commercial feasibility of an exploration program on a mineral property is dependent upon many factors beyond the Company' s control, including the existence and size of mineral deposits in the properties the Company explores, the proximity and capacity processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental regulation. These factors cannot be accurately predicted and any one or a combination of these factors may result in the Company not receiving an adequate return on invested capital. These factors may have material and negative effects on the Company' s financial performance and its ability to continue operations.

Exploration, development and exploitation activities are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing a material adverse effect on us.

Exploration and exploitation activities are subject to federal, provincial, state and local laws, regulations and policies, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Exploration and exploitation activities are also subject to federal, provincial, state and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.

Environmental and other legal standards imposed by federal, provincial, state or local authorities may be changed and any such changes may prevent us from conducting planned activities or may increase our costs of doing so, which would have material adverse effects on our business. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages that we may not be able to or elect not to insure against due to prohibitive premium costs and other reasons. Any laws, regulations or policies of any government body or regulatory agency may be changed, applied or interpreted in a manner which could materially alter and negatively affect our ability to carry on our business.

Title to mineral properties and related water rights is a complex process and the Company may suffer a material adverse effect in the event one or more of its property interests are determined to have title deficiencies.

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

One of the Company' s material properties is located in Chile, and any material change to the laws of Chile affecting mineral properties may have a material adverse effect on the Company.

Chile is a developing country. As with any developing country, the Company will be subject to certain risks which may result from changes in Chilean law and politics, including expropriation, currency fluctuation and possible political instability which may result in the impairment or loss of mineral concessions or other mineral rights. Changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Obtaining legal and accounting services in under-developed countries is difficult and may make implementation of proper controls difficult and assessment of the Company' s legal entitlements less certain. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Chile' s status as a developing country may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects. The Company does not maintain political risk insurance.

Current global financial conditions may adversely affect the Company.

Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company' s access to capital or increase the cost of capital. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain capital, or increase its cost of obtaining capital and financing for its operations. The Company' s access to additional capital may not be available on terms acceptable to it or at all.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company' s operations could be adversely impacted and the trading price of the common stock could be adversely affected. As a result of current global financial conditions, numerous financial institutions have gone into bankruptcy or have been rescued by government authorities. As such, the Company is subject to the risk of loss of its deposits with financial institutions that hold the Company' s cash.

Mineral concessions under Chilean law do not automatically vest title to lithium.

Under Chilean mining law, for mining concessions granted post-1979, lithium and certain other metals are technically reserved to the state of Chile for the Chilean National Nuclear Commission. As a consequence, and since the Company' s current mineral concessions all post-date 1979, the Company must apply through the Ministry of Mines for a special operating permit that allows it to process and export lithium products, or rely on some other provision of the Chilean Mining Code to produce lithium. A special operating permit is authorized and must be signed by the President of Chile. Although the Company is not aware of any current lithium project in Chile which upon application has not received this permit, the risk still remains that the application which may be submitted by the Company for this purpose could be rejected. In this event the failure to secure a lithium operating permit could materially and adversely affect the ability of the Company to carry on its business.

Because the Company' s property interests may not contain mineral deposits and because it has never made a profit from its operations, the Company' s securities are highly speculative and investors may lose all of their investment in the Company.

The Company' s securities must be considered highly speculative, generally because of the nature of its business and its stage of operations. The Company currently has exploration stage property interests which may not contain mineral deposits. The Company may or may not acquire additional interests in other mineral properties but, except as stated herein, the Company does not have plans to acquire rights in any specific mineral properties as of the date of this report. Accordingly, the Company has not generated significant revenues nor has it realized a profit from its operations to date and there is little likelihood that the Company will generate any revenues or realize any profits in the short term. Any profitability in the future from the Company' s business will be dependent upon locating and exploiting mineral deposits on the Company' s current properties or mineral deposits on any additional properties that the Company may acquire. The likelihood that any mineral properties that the Company may acquire or have an interest in will contain commercially exploitable mineral deposits is extremely remote. The Company may never discover mineral deposits in respect to its current properties or any other area, or the Company may do so and still not be commercially successful if the Company is unable to exploit those mineral deposits profitably. The Company may not be able to operate profitably and may have to cease operations, the price of its securities may decline and investors may lose all of their investment in the Company.

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

As the Company faces intense competition in the mineral exploration and exploitation industry, the Company will have to compete with the Company' s competitors for financing and for qualified managerial and technical employees.

The Company' s competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than the Company. As a result of this competition, the Company may have to compete for financing and be unable to acquire financing on terms it considers acceptable. We also compete with other mineral resource exploration companies for financing from a limited number of investors that are prepared to make investments in mineral resource exploration companies. The presence of competing mineral resource exploration companies may impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors. We also compete with other mineral resource exploration companies for available resources, including, but not limited to, qualified managerial and technical employees (such as professional geologists), camp staff, helicopter or float planes, mineral exploration supplies and drill rigs. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

The Company may be exposed to environmental and occupational safety risks.

The Company' s operations use metals and other materials that may be hazardous if not handled appropriately. Inappropriate procedures or defective equipment could result in environmental damage or health risks resulting in chronic health conditions or death. The Company could be exposed to litigation as a result of any environmental or occupational safety breaches.

The Company' s future is dependent upon its ability to obtain financing and if the Company does not obtain such financing, the Company may have to cease its exploration activities and investors could lose their entire investment.

There is no assurance that the Company will operate profitably or will generate positive cash flow in the future. The Company requires additional financing in order to proceed with the exploration and development of its properties. The Company will also require additional financing for the fees it must pay to maintain its status in relation to the rights to the Company' s properties and to pay the fees and expenses necessary to operate as a public company. The Company will also need more funds if the costs of the exploration of its mineral claims are greater than the Company has anticipated. The Company will require additional financing to sustain its business operations if it is not successful in earning revenues. The Company will also need further financing if it decides to obtain additional mineral properties. The Company currently does not have any arrangements for further financing and it may not be able to obtain financing when required. The Company' s future is dependent upon its ability to obtain financing. If the Company does not obtain such financing, its business could fail and investors could lose their entire investment.

The Company' s directors and officers are engaged in other business activities and accordingly may not devote sufficient time to the Company' s business affairs, which may affect its ability to conduct operations and generate revenues.

The Company' s directors and officers are involved in other business activities and serve as officers and directors of other mineral exploration companies. As a result of their other business endeavours, the directors and officers may not be able to devote sufficient time to the Company' s business affairs, which may negatively affect its ability to conduct its ongoing operations and its ability to generate revenues. In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers' other business interests.

Risks Relating to the Company' s Common Stock

There are a large number of unexercised share purchase warrants and stock options outstanding. If these are exercised, your interest in the Company will be diluted.

As of June 25, 2012, there were 57,749,783 shares of the Company' s common stock issued and outstanding. If all of the share purchase warrants and options that were issued and outstanding as of that date were to be exercised, including warrants and options that are not yet exercisable, the Company would be required to issue up to an additional 15,281,773 shares of the Company' s common stock, or approximately 26% of the Company' s issued and outstanding shares of common stock on June 25, 2012. This would substantially decrease the proportionate ownership and voting power of all other stockholders. This dilution could cause the price of the Company' s shares to decline and it could result in the creation of new control persons. In addition, the Company' s stockholders could suffer dilution in the net book value per share.

A decline in the price of the Company' s common stock could affect its ability to raise further working capital and adversely impact its ability to continue operations.

A prolonged decline in the price of the Company' s common stock could result in a reduction in the liquidity of its common stock and a reduction in its ability to raise capital. Because a significant portion of the Company' s operations have been and will be financed through the sale of equity securities, a decline in the price of its common stock could be especially detrimental to the Company' s liquidity and its operations. Such reductions may force the Company to reallocate funds from other planned uses and may have a significant negative effect on the Company' s business plan and operations, including its ability to develop new products and continue its current operations. If the Company' s stock price declines, it can offer no assurance that the Company will be able to raise additional capital or generate funds from operations sufficient to meet its obligations. If the Company is unable to raise sufficient capital in the future, the Company may not be able to have the resources to continue its normal operations.

Because the Company can issue additional shares of common stock, purchasers of its common stock may incur immediate dilution and may experience further dilution.

The Company is authorized to issue an unlimited number of shares of common stock, of which 57,749,783 shares were issued and outstanding as of June 25, 2012. The Company' s board of directors has the authority to cause the Company to issue additional shares of common stock without consent of any of the Company' s stockholders. Consequently, the stockholders may experience more dilution in their ownership of the Company' s stock in the future. At its annual and special shareholders' meeting held on August 5, 2011, the Company' s shareholders approved the alternation of the Company' s Notice of Articles and Article to amend and increase the authorized share structure of the Company to authorize an unlimited number of a new class of preferred shares without par value, issuable in series, with special rights and restrictions applicable to the preferred shares which permit the directors to affix specific rights and restrictions to each series if, as and when issued.

The Company' s stock is a penny stock. Trading of its stock may be restricted by the Securities and Exchange Commission' s penny stock regulations which may limit a stockholder' s ability to buy and sell its stock.

The Company' s common stock is expected to trade at a price substantially below $5.00 per share, which will make it a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.

The Company' s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors" . The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer' s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer' s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser' s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company' s securities. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell the Company' s stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA" ) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer' s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy the Company' s common stock, which may limit your ability to buy and sell the Company' s stock.

An investor' s ability to trade the Company' s common stock may be limited by trading volume.

A consistently active trading market for the Company' s common stock may not occur on the OTC Bulletin Board. A limited trading volume may prevent the Company' s shareholders from selling shares at such times or in such amounts as they may otherwise desire. Further, while the Company' s common shares are traded on the TSX Venture Exchange, its common shares have historically been sporadically or thinly traded on the TSX Venture Exchange.

The Company has not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and NASDAQ are those that address board of directors independence, audit committee oversight and the adoption of a code of ethics. While the Company' s board of directors has formed an audit committee of which the majority are independent directors, and has adopted a set of corporate governance guidelines, the Company has not adopted a Code of Ethics and Business Conduct, and other relevant corporate governance measures and, since its securities are not listed on a national securities exchange or NASDAQ, the Company is not required to do so. It is possible that if the Company were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to its senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind its current lack of corporate governance measures in formulating their investment decisions.

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

The Company’s telephone number is (520) 989-0031 and facsimile number is 520 623-3326.

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

On September 14, 2011, the Company closed a private placement with POSCO Canada, Ltd. (“POSCAN”). The Company issued 10,522,090 common shares to POSCAN at a price of CDN$0.136 per common share, resulting in gross proceeds to the Company of $1,431,004. Following the closing, POSCAN held 19.87% of the issued and outstanding common shares.

The Company granted POSCAN a right until expiry on December 31, 2012 to construct a production or R&D facility, at POSCAN’s expense, for the extraction of lithium or other minerals from brines at one of the Company's Chilean brine properties, on terms to be mutually agreed upon. If POSCAN elects not to exercise the right by this date, POSCAN’s pre-approval rights on certain corporate actions discussed below will terminate and the Company will not be required to nominate a POSCAN nominee to the Company’s board at future annual general meetings.

In connection with the closing, the Company increased the size of its board to four directors and appointed Mr. Hyundae Kim as a director as a nominee of POSCAN. Mr. Kim’s appointment, including his Personal Information Form, is currently being reviewed by the TSXV. The Company has agreed to nominate the POSCAN nominee to its board at annual general meetings so long as POSCAN owns no less than 10% of the Company’s issued and outstanding common shares and so long as POSCAN exercises its right to build the pilot plant on or prior to December 31, 2012. During the period in which the nominee is appointed to the Company’s board, the Company will not be permitted to carry out certain corporate actions without the prior approval of the nominee, including certain corporate reorganizations, a sale of all assets, a change of business, the alteration of the Company’s constating documents (with the exception of the creation of a class or series of preferred shares) and the Company incurring debt that exceeds $1 million (except non-recourse project financing, the issuance of convertible debt or preferred securities, or debt owed to trade creditors or to officers, directors and consultants for unpaid salaries and expenses).

The Company also granted POSCAN a pre-emptive right to purchase a pro rata share of any new securities offered by the Company for such period of time that POSCAN owns no less than 10% of the Company’s issued and outstanding common shares. Under such circumstances, POSCAN is entitled to participate in such new offerings to maintain its percentage of common shares. Certain issuances are exempted from the pre-emptive right such as securities issued to insiders, consultants and employees for compensation purposes, the issuance of common shares on the exercise of securities outstanding on the closing date of the financing, the issuance of securities for the settlement of certain debts, the issuance of securities to brokers, agents and finders in connection with any financings and the issuances of securities in connection with business combinations.

On September 23, 2011, the Company amended its Notice of Articles to authorize a class of preferred shares without par value. Following the amendment, the Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company.

On November 10, 2011, the Company engaged Zone Capital Partners, LLC (“Zone Capital”) to provide financial consulting services for a period of six months in exchange for compensation of $5,000 per month and issuance of 300,000 3-year warrants subject to TSXV approval. The Company amended the terms of the agreements to provide up to one million restricted common shares of the Company in lieu of any warrants. The common shares will be delivered to Zone on a bi-monthly basis by dividing (a) $20,000 (for each bi-monthly period); by (b) the closing price of the Shares on the Exchange on the last trading day of each bi-monthly period, applying the maximum discount allowable under TSXV policies. The Shares issued under the agreement will be subject to a 4-month hold period in accordance with the policies of the TSXV.

On January 16, 2012, the Company closed a private placement with Andrew Brodkey, the Company’s President, Chief Executive Officer and Director. The Company issued 1,000,000 common shares to Mr. Brodkey at a price of CDN$0.06 per common share, resulting in gross proceeds to the Company of $60,000.

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

If payments to maintain exploration concessions are not actually made in a timely manner, the concessions technically expire but titles are not automatically lost. Chilean law provides for a grace period to make the payments, which include some penalty interest, but (provided there has been no overstaking) titles are not divested from the holder until and unless the concessions are taken to auction by the government. To the extent that the mineral concession tables below reflect that titles have reached an expiration date, the Company has taken steps to pay and renew such titles, or has otherwise taken steps to convert to manifestacion and mensura (described below) any concessions that have been overstaked by third-parties. If the Company is unable to renew its mineral claims, it may have a material adverse affect on the Company' s operations.

CHILEAN SALARS - ATACAMA REGION III,

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

The Laguna Verde property is accessible via paved International Highway (“Camino Internacional”) C31 from Copiapo (the capital of Atacama Region III) leading northeasterly and easterly 161 kilometers to the border station at Maricunga, then south and east 80 kilometers to Laguna Verde. The roads are all well maintained by the local provincial authorities and accessible via 2 wheel drive vehicles. Travel time from Copiapo to Laguna Verde is about 4 hours. Although lithium has been identified in both the brines and the sediments in the Laguna Verde salar, there has been no known production. There is no record or visible sign of production of any salts from either the brines or the salar sediments at this property. There are no physical improvements at the site other than a small stone structure adjacent to a geothermal bathing spring on the periphery of the surface lake.

Titles and Nature of Concessions; Royalties

Pertinent data relating to the nature of the mineral concessions comprising Laguna Verde is contained in the following table:

MINERAL CONCESSION DATA—LAGUNA VERDE (UTM coordinates—WGS84 Datum)

The Laguna Verde Project comprises 13 mineral exploration claims, which are pedimentos, totalling 3,400 hectares. The pedimentos were staked in April 2009, constituted earliest in November of 2009, and are valid for two years. The pedimentos are maintained by yearly payments of approximately U.S. $3.00 per hectare, which in the aggregate total US$10,166 per year, the responsibility for which belongs to Salico and ultimately our company. At the end of two years, the claims must be converted to exploitation claims. Our intent is to pay all annual fees and hold the concessions in exploration status for the complete period allowed under Chilean law. The claims protect the claimant as to all mineral rights, and a right of surface access upon agreement with the surface owner. As the surface owner at Laguna Verde is the state of Chile, we, through Salico, will solicit a surface rights agreement with the government of Chile at the time of and in connection with a feasibility study.

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

In March of 2010, we undertook a work program at Laguna Verde to determine the depth and volume of the surface lake. Based on bathymetric measurements taken from a Zodiac boat, water depths vary from 0.5m to in excess of 60m, and the mean lake depth is 33m. The lake is perennial and water levels vary seasonally by only a half meter or so, judging by stone wall construction and thermal spring usage by travelers through the area.

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

No employee, officer, director, or associate of our company or Salico was involved in the selection of samples to be taken, the collection of the samples, or the preparation of the samples. For the grid sampling program, independent contractors were interviewed, selected, and trained by Mr. Hiner, who was on site during sample collection. The samples remained in the possession of Mr. Hiner until delivered to a common carrier overnight shipping facility in Copiapo, Chile

Brine samples were collected in sterilized plastic bottles under the supervision of Mr. Hiner, sealed on site, and shipped by common carrier to an independent certified laboratory--ALS Chemex Environmental laboratories in Burnaby, British Columbia, Canada, for analysis. The samples were analyzed directly as submitted by inductively coupled plasma-mass spectrometry (“ICP”). Any over limit results were subsequently reanalyzed by ICP methods using higher limit standards. Two control samples consisting of distilled water were inserted into the sample stream. No geochemical lithium standard is yet available commercially in either liquid or solid form.

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
  The mean average depth of the lake was determined by a bathymetric survey using a weighted rope line to be 33 meters with a maximum measured depth of 60 meters.
  Based on the results of 78 samples, lithium and potassium values are consistent throughout the lake. Average grades have a standard deviation of 14 mg/l for lithium and 299 mg/l for potassium, a difference of +/- 7%. The brines are uniformly consistent based on available data. Therefore the average grades for Li of 213 mg/l and K of 4881 mg/l were used over the total volume.
  Spacing of sample points were on a grid at an interval of 500 m between points. At each sample point vertical samples were taken.

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

The inferred resource estimate at the Laguna Verde surface lake was computed at an average grade of 212.40 mg/litre to be 512,960 tons of lithium carbonate equivalent, and at an average potassium grade of 4,881 mg/litre computed to be 4,223,134 tons of potassium chloride equivalent. For more information, see the technical report filed on SEDAR on June 14, 2010. Cautionary Note to U.S. Investors-The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in our press releases, on its website, and herein such as "measured," "indicated," or "inferred" "resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in this Annual Report.

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

On September 29, 2010 and October 4, 2010, we closed two private placement financing for total gross proceeds of CDN$814,931. On June 16, 2011, we completed a private placement financing for total gross proceeds of $611,500. On September 14, 2011, we closed a private placement for total gross proceeds of $1,431,004. On January 16, 2012, we closed a private placement for total gross proceeds of $60,000. We intend to use some portion of the proceeds from these financings for scoping and the commencement of pre-feasibility studies at Laguna Verde, and the additional exploration, but this work has yet to commence.

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

On April 30, 2012, the Company entered into a definitive agreement with Sociedad Gareste, Limitada (“Gareste”) for the acquisition of 15 additional exploration concessions totaling 4,200 hectares, plus water rights applications at the Pedernales salar owned by Gareste. The mineral concessions covered by this agreement are denoted with an asterisk in the table above. In connection with the entry into of the definitive agreement, the Company issued 2 million common shares to Gareste and granted a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by Pan American for US$2 million prior to commercial production.

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

In November of 2010, the Company and Gareste jointly began a trenching exploration program on the combined Pedernales property position. The table below summarizes results from 12 brine samples taken from six trenches of approximately 3 meters in depth from the concessions at the Salar de Pedernales.

TRENCH NO.	SAMPLE NO.	LI (MG/L)	K (MG/L)	MG/LI RATIO
1	1 2	890 930	8200 8700	7.81 7.77
2	1 2	310 280	3000 2700	8.90 9.29
3	1 2	270 260	2800 2800	7.70 7.77
8	1 2	290 300	2700 2800	9.59 10.1
9	1 2	60 50	<500 <500	10.4 11.8
10	1 2	1070 1070	8100 8000	9.32 9.26

Based on these results which show high lithium and potassium grades, we have re-evaluated our exploration priorities and intend, pending adequate funding, to design and implement an exploration program at this salar during calendar year 2012. On June 16, 2011, we completed a private placement financing for total gross proceeds of $611,500, some of the proceeds of which will be used in connection with the exploration program at Pedernales.

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

No employee, officer, director, or associate of our company or Salico was involved in the selection of samples to be taken, the collection of the samples, or the preparation of the samples. For the grid sampling program, independent contractors were interviewed, selected, and trained by Mr. Hiner, who was on site during sample collection. The samples remained in the possession of Mr. Hiner until delivered to a common carrier overnight shipping facility in Copiapo, Chile

Brine samples were collected in sterilized plastic bottles under the supervision of Mr. Hiner, sealed on site, and shipped by common carrier to an independent certified laboratory--ALS Chemex Environmental laboratories in Burnaby, British Columbia, Canada, for analysis. The samples were analyzed directly as submitted by inductively coupled plasma-mass spectrometry (“ICP”). Any over limit results were subsequently reanalyzed by ICP methods using higher limit standards. Two control samples consisting of distilled water were inserted into the sample stream. No geochemical lithium standard is yet available commercially in either liquid or solid form.

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

Titles and Nature of Concessions; Royalties

Pertinent data relating to the nature of the mineral concessions comprising the property position at the Salar de Maricunga is contained in the following table:

On April 30, 2012, the Company entered into a joint venture agreement with Gareste for the Salar de Maricunga. This agreement contemplates that Pan American will perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project. These amounts are set out in the following table:

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		200,000
One year from execution of Agreement	US$100,000	100,000
Two years from execution of Agreement	US$100,000	100,000
Three years from execution of Agreement	US$100,000	100,000
Delivery of scoping study		100,000	10
Delivery of pre-feasibility study (”PFS”)		100,000	20
180 days after Delivery of PFS	US$ 100,000
Delivery of bankable feasibility study (“BFS”)		300,000	40
180 days after Delivery of BFS	US$ 100,000
Receipt of actual funds from project debt financing to build production facility based on BFS	US$1 million	1,000,000	10
TOTALS	US$1.5 million	2 million	80

The Company can earn a 70% interest in Maricunga by delivering the three studies, paying the first three cash payments and issuing the Share as set out in the preceding tables. The Company has the right to terminate the earn-in at any time at its sole discretion. The Company can earn a further 10% in the Maricunga project by providing financing for the debt portion of the capital to build the project, and an additional 6% of the project by providing Gareste with a full carry through production. Gareste also was granted a 2% NSR royalty capped at US$6 million, one-half of which can be repurchased by the Company for US$2 million prior to commercial production. All common shares issued to Gareste will be subject to a hold period in accordance with applicable securities laws.

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

Titles and Nature of Concessions; Royalties

At the closing of the Amended and Restated Securities Exchange Agreement in December of 2009, we obtained through our acquisition of Salico contractual rights in the concessions at Piedra Parada owned by Sociedad Gareste Ltda. (“Gareste”), a Chilean limited liability company. These rights include Salico’s right to extract and exploit lithium and light metals (“Lithium Rights”) from the brines at Piedra Parada, Subsequent to the closing referred to above, Gareste conveyed its rights in the underlying concessions, subject to the Lithium Rights of Salico, to Zoro Mining Corp. (“Zoro”), a publicly-traded Nevada company (OTCBB: ZORM) which shares two officers and one director in common with our company.

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

Piedra Parada was examined in detail by the French Institut de Recherche pour le Development (IRD) in 1995 as part of a program to evaluate the high Andes salars for potable water. Results of their sampling program demonstrated lithium values of as high as 100 ppm in surface water brine pools. Subsequently, in connection with an initial NI 43-101 Technical Report, filed on SEDAR by us on November 13, 2009, our independent technical expert, John Hiner, L.P. Geo., visited the Piedra Parada salar site and took several samples at the edges of a pool, a shallow pit, and from the inflow stream to the salar. Under Mr. Hiner’s typical sample collection, custody and transmission protocol, these samples were sent to and analyzed by ALS Chemex in Burnaby, B.C., and yielded Li values as high as 92 ppm.

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

Titles and Nature of Concessions; Royalties

Pertinent data relating to the nature of the mineral concessions comprising Lagunas Jilgueros is contained in the following table:

MINERAL CONCESSION DATA—LAGUNAS JILGUEROS (UTM coordinates—WGS84 Datum)

In connection with the closing of the December, 2009 acquisition of Lagunas Jilgueros and the other 8 properties, Salico granted a 2% net smelter return royalty to the vendor on future production from Lagunas Jilgueros, payable following commencement of commercial production, to a maximum of US$6 million. Prior to commencement of commercial production at Lagunas Jilgueros, Salico may re-purchase one-half of this net smelter return royalty (1%) for US$2 million.

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

Lagunas Jilgueros was examined in detail by the French Institut de Recherche pour le Development (IRD) in 1995 as part of a program to evaluate the high Andes salars for potable water. Results of their sampling program demonstrated lithium values of as high as 18 ppm in surface water brine pools. Subsequently, in connection with an initial NI 43-101 Technical Report we filed on SEDAR on November 13, 2009, our independent technical expert, John Hiner, L.P. Geo., visited the Lagunas Jilgueros salar site and took one water samples at the edge of a small surface lake. Under Mr. Hiner’s typical sample collection, custody and transmission protocol, this sample was sent to and analyzed by ALS Chemex in Burnaby, B.C., and yielded a Li value of 24 ppm.

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

Llanta Project

On February 14, 2011, the Company signed a binding letter of intent with Gareste to acquire interests in these concessions, and related water rights applications, through an earn-in/joint venture arrangement to be negotiated and executed by the parties. This agreement contemplates that Pan American will perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project. Effective December 23, 2011, the parties extended the closing dates for Maricunga and Llanta from December 31, 2011 to June 30, 2012 and all other terms remained unchanged. The Company anticipates that it will not proceed with the acquisition of the Llanta property.

Mineral Title in Chile

Chile' s current mining policy is based on legal provisions founded in Spanish law with modifications via a series of prior Mining Codes leading to the revised Mining Code of 1982. These were established to stimulate the development of mining and to guarantee the property rights of both local and foreign investors. According to the law, the state owns all mineral resources, but exploration and exploitation of these resources by private parties is permitted through mining concessions, which are granted, to any claimant to mineral rights who follows the required procedures. An exploration claim can be placed on any area, whereas the survey to establish a permanent exploitation claim ("mensura" ) can only be effected on "free" areas which have no valid claims in place or in process of constitution.

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

Pedimento: A pedimento is an initial exploration claim whose position is well defined by UTM coordinates which define north-south and east-west boundaries. The minimum size of a pedimento is 100 hectares and the maximum is 5,000 hectares with a maximum length-to-width ratio of 5:1. The duration of validity is for a maximum period of 2 years from the date of constitution, however at the end of this period it may a) be reduced in size by at least 50% and renewed for an additional 2 years or b) entered in the process to establish a permanent claim by converting to a "manifestation" . New pedimentos are allowed to overlap with pre-existing ones; however the pedimento with the earliest filing date always takes precedence, providing the claim holder continues the process of constitution in accordance with the Mining Code and the applicable regulations. Pedimentos are maintained by yearly payments of approximately U.S. $3.00 per hectare. If payments to maintain pedimentos are not actually made in a timely manner, the concessions technically expire but titles are not automatically lost. Chilean law provides for a grace period to make the payments, which includes some penalty interest, but (provided there has been no overstaking) titles are not divested from the holder until and unless the concessions are taken to auction by the government. To the extent that the mineral concession tables above reflect that titles have reached an expiration date, the Company has taken steps to pay and renew such titles, or has otherwise taken steps to convert to manifestacion and mensura (described below) any concessions that have been overstaked by third-parties.

Manifestacion: Before a pedimento expires, or at any stage during its two year life, it may be converted to a manifestacion which lasts for 220 days.

Mensura: Prior to the expiration of a manifestacion, the owner of a manifestacion must request a survey ("mensura" ). After acceptance of the "Survey Request" (solicitud de Mensura), the owner has approximately 12 months to have the claim surveyed by a government licensed surveyor. The surrounding claim owners may witness the survey, which is subsequently described in a legal format and presented to the National Mining Service ("SERNAGEOMIN" ) for technical review which includes field inspection and verification. Following the technical approval by SERNAGEOMIN, the file returns to the judge of the appropriate jurisdiction who must dictate the constitution of the claim as a "mensura" (equivalent of a patented claim in the United States). Once constituted, an abstract describing the claim is published in Chile' s official mining bulletin, which is published weekly, and 30 days later the claim can be inscribed in the appropriate Mining Registry (referred to as "Conservador de Minas" ).

Once constituted, a "mensura" is a permanent property right, with no expiration date. So long as the annual fees (referred to as "patentes" ) are paid in a timely manner, (from March to May of each year) clear title and ownership of the mineral rights is assured in perpetuity. Currently, the patentes are the equivalent of US$7.33 per hectare per year. Failure to pay the annual patentes for an extended period can result in the claim being listed for "remate" , which is an Auction Sale, wherein a third party may acquire a claim for the payment of back taxes owed plus a penalty payment. In such a case, the claim is included in a list published 30 days prior to the Auction and the owner has the possibility of paying the back taxes plus penalty and thus removing the claim from the Auction List.

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

1.

Salico can secure through the Ministry of Mines a special operating permit that allows it to process and export lithium products. This permit is authorized and signed by the President of Chile. This procedure has been used for all contracts under which existing lithium production companies operate in Chile. We are not aware of any lithium exploitation project wherein the special operating permit was not granted. Salico expects to apply for and receive such special permits on its projects that are subsequently shown to be economically feasible. We consider this special operating permit scenario to be a reasonable expectation, given prior precedents set by Soquem Inc., Chemetall Foote Corp, and other lithium operations in Chile, all of which operate under the special permit process.

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

Chile’s environmental law (referred to as “Law Nº 19.300”), which regulates all environmental activities in the country, was first published on March 9th, 1994. An exploration project or field activity cannot be initiated until its potential impact to the environment is carefully evaluated. This is documented in Article 8 of the environmental law and is referred to as the Sistema de Evaluación de Impacto Ambiental (“SEIA”).

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

Effective March 29, 2010, the parties extended the termination date of the Option Agreement to June 30, 2010. On June 30, 2010 the parties extended the termination date of the Option Agreement to October 31, 2010 and substantially changed the terms of the agreement to those reflected above. On October 28, 2010 we extended the termination date of the Option Agreement to April 30, 2011 and all other terms remained unchanged. On April 30, 2011, the Company extended the termination date of the Option Agreement to October 31, 2011 and reduced the amount payable monthly to US$1,000. On October 31, 2011, we extended the termination date of the Option Agreement to April 30, 2012. The closing date for the Option Agreement has not been extended and the Company anticipates that it will not complete the acquisition of Escondidas.

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

ITEM 5                      Operating and Financial Review and Prospects

The annual audited consolidated financial statements for the year ended February 29, 2012 are our first annual consolidated financial statements that have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’) and IFRS 1, First Time Adoption of International Financial Reporting Standards. See page 13 in our ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ included in this annual report on Form 20-F under ‘‘Item 5 — Operating and Financial Review and Prospects.’’

We have prepared the annual audited consolidated financial statements that comply with IFRS as described in the accounting policies in Note 3 of our annual audited consolidated financial statements. In preparing the annual audited consolidated financial statements, our opening statement of financial position was prepared at March 1, 2010, our date of transition to IFRS. Note 12 of our annual audited consolidated financial statements explains the principal adjustments we made in restating our Canadian generally accepted accounting principles (“GAAP”) statements of financial position as at March 1, 2010 and February 29, 2011 and our previously published Canadian GAAP consolidated statements of operations and comprehensive loss for the year ended February 29, 2011.

Please note that information relating to financial periods ended before February 29, 2011 were prepared in accordance with Canadian GAAP, which may not be comparable to IFRS.

A.                      Operating Results

Year ended February 29, 2012

During the year ended February 29, 2012, the Company incurred expenses of $1,494,737, primarily consisting of management fees of $523,084, investor communications of $440,579, share based payments of $128,519 and professional fees of $192,697. Net loss for the year ended February 29, 2012 was $977,249 consisting of net loss before other items of $1,622,512 and other items of $645,263. During the year ended February 28, 2011, the Company incurred expenses of $2,628,049, primarily consisting of management fees of $941,697, investor communications of $599,172, share based payments of $685,315 and professional fees of $209,375. Net loss for the year ended February 28, 2011 was $2,741,536 consisting of net loss before other items of $2,628,049 and other items of ($113,487). Share based payments during the year ended February 29, 2012 decreased over the same period the prior year due to fewer options vesting. Advertising and promotion expenses decreased due to fewer media placements. Investor communications expenses decreased due to fewer consultants hired. Management fees decreased due to fewer consultants hired. Stock transfer and filing fees expenses increased due to expenses related to stock transactions. Travel expenses increased due to increased support of South American operations.

Following the disposition of its Aspen Grove Property and additional mineral claims located in British Columbia, Canada, the Company holds property interests in Chile as described under the heading “Description of Business”. On June 10, 2010, the Company entered into a Termination Agreement with two individuals to terminate the Option Agreement dated May 28, 2007 and to release its option on the 17 mineral claims that comprise the Aspen Grove copper property. As the Company is focussed on the exploration and development of properties containing lithium and light metals, the Company decided to release its option on the Aspen Grove property and transfer all interest in such property back to the original optionors. Following the agreement, the Company wrote off $393,689 with respect to the Aspen Grove Property.

SUMMARY OF QUARTERLY RESULTS

The following table provides quarterly financial information for the prior eight quarters:

Description	Three Months Ended February 29, 2012	Three Months Ended November 30, 2011	Three Months Ended August 31, 2011	Three Months Ended May 31, 2011	Three Months Ended February 28, 2011	Three Months Ended November 30, 2010	Three Months Ended August 31, 2010	Three Months Ended May 31, 2010
	($)	($)	($)	($)	($)	($)	($)	($)
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Description	Three Months Ended February 29, 2012	Three Months Ended November 30, 2011	Three Months Ended August 31, 2011	Three Months Ended May 31, 2011	Three Months Ended February 28, 2011	Three Months Ended November 30, 2010	Three Months Ended August 31, 2010	Three Months Ended May 31, 2010
	($)	($)	($)	($)	($)	($)	($)	($)
Net loss before other items	206,470	565,530	392,905	329,832	831,193	530,452	546,334	720,070
Net loss(income)	(97,690)	445,291	390,977	238,671	906,307	545,343	548,236	741,650
Comprehensive Loss	47,060	256,449	345,582	264,401	1,244,856	545,343	548,236	741,650
Basic and fully-diluted loss(income) per share	(0.003)	0.009	0.009	0.006	0.026	0.015	0.017	0.023

During the three months ended May 31, 2010, expenses were $720,070 as the Company continued to focus on increased development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $132,941, management fees were $147,908, share based payments increased to $305,122, professional fees were $62,482, and advertising was $33,433. During the three months ended August 31, 2010, expenses were $546,334 as the Company continued to focus on increased development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $114,781, management fees were $181,057, share based payments expense was $169,058, professional fees were $46,237, and travel expenses were $20,402. During the three months ended November 30, 2010, expenses were $530,452 as the Company continued to focus on continued development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $146,451, management fees were $153,929, share based payments expense was $134,197, and professional fees were $53,374. During the three months ended February 28, 2011, expenses were $831,193 as the Company continued to focus on continued development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $204,999, management fees were $458,803, share based payments expense was $76,938, and professional fees were $47,282. During the three months ended May 31, 2011, the Company incurred expenses of $329,832 primarily consisting of management fees of $142,992, investor communications of $70,395, share based payment of $45,810 and professional fees of $34,898. Expenses decreased during the three months ended May 31, 2011 due to management’s efforts to reduce costs. During the three months ended August 31, 2011, the Company incurred expenses of $392,905 primarily consisting of share based payments of $4,455, management fees of $138,029, investor communications of $103,961, office and miscellaneous expenses of $14,806, professional fees of $69,747, stock transfer and filing fees of $27,186 and travel expenses of $30,056. Expenses increased during the three months ended August 31, 2011 due primarily to increased professional fees on higher legal costs. During the three months ended November 30, 2011, the Company incurred expenses of $565,530 primarily consisting of share based payments of $178,058, management fees of $135,188, investor communications of $154,980, office and miscellaneous expenses of $12,286, professional fees of $55,108, stock transfer and filing fees of $3,583 and travel expenses of $21,452. Expenses decreased during the three months ended November 30, 2011 due primarily to share based payments on new stock option issuances. During the three months ended February 29, 2012, the Company incurred expenses of $334,245 primarily consisting of share based payments of $27,971, management fees of $106,875, investor communications of $111,243, office expenses of $25,223, professional fees of $32,944, stock transfer and filing fees of $7,877 and travel expenses of $14,096. Expenses decreased during the three months ended February 29, 2012 due primarily to fewer options vesting and lower investor communications expense.

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

B.                      Liquidity and Capital Resources

LIQUIDITY

The Company had cash of $537,722 at February 29, 2012 and $165,165 at February 28, 2011, and the Company had working capital of $285,016 at February 29, 2012 as compared to working capital deficit of $162,504 at February 28, 2011.

On June 16, 2011 the Company completed a non-brokered private placement of 4,076,667 units at $0.15 per unit for gross proceeds of $611,500. Each unit consists of one common share and one common share purchase warrant, entitling the purchaser to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013. In connection with the offering, the Company paid a cash finder’s fee of $40,150, incurred share issuance cost of $6,144 and issued 267,666 warrants, which each warrant entitles the finder to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013.

On September 15, 2011 the Company completed a non-brokered private placement with POSCAN of 10,522,090 common shares at the price of CDN$0.136 per common share, resulting in gross proceeds to the Company of $1,431,004. The Company also agreed that while POSCAN owns more than 10% of the Company’s issued and outstanding common shares, the Company will appoint a director nominated by POSCAN; the Company will require approval from the nominee for certain corporate actions; and POSCAN will have a pre-emptive right to purchase a pro rata share of any new securities offered by the Company.

On October 11, 2011 the Company entered into debt settlement agreements with Gareste Limitada, Pro Business Trust, and Boulder Design LLC to settle outstanding debt in the amount of CDN$200,365 (the “Debt”). The Debt was incurred by the Company under a Consulting and Professional Services Agreement with each of Pro Business Trust and Boulder Design LLC, and an Operator Agreement with Sociedad Gareste Limitada. Under the terms of the debt settlement agreements, the Company will satisfy the Debt with the issuance of 1,335,768 common shares of the Company at a deemed issuance price of $0.15 per common share. These shares for debt transactions are subject to the approval of the Exchange. As of June 27, 2012 the TSXV has not approved these transactions.

On October 11, 2011, the Company issued 350,082 common shares under the Consulting Agreement with PBT. PBT provided services and expenditures for a Chilean exploration program at several of the Company’s brine projects in the Atacama Region III. The Company satisfied US$41,631 of expenditure incurred under the Consulting Agreement through the issuance of common shares.

On January 16, 2012, the Company closed a private placement with Andrew Brodkey, the Company’s President, Chief Executive Officer and Director. The Company issued 1,000,000 common shares to Mr. Brodkey at a price of CDN$0.06 per common share, resulting in gross proceeds to the Company of $60,000.

The Company anticipates that it currently does not have sufficient capital in order to meet its requirements for the next twelve month period. These costs include the proposed scoping and feasibility studies at Laguna Verde, the proposed exploration program at several of its properties, general and administrative costs and costs associated with keeping the Chilean salars in good standing during the next twelve months. The Company plans to raise such funds primarily through the private placement or registered offering of its equity securities. Under such circumstances, there is no assurance that the Company will be able to obtain further funds required for the Company’s continued working capital requirements. Any issuance of the Company’s equity securities in the near future may result in substantial dilution to the Company’s existing shareholders.

CAPITAL RESOURCES

The Company has capital commitments in connection with its Chilean properties. The Company indirectly holds interests in its Chilean lithium salars through its 99% owned subsidiary Salico. . The Company estimates that Salico is required to pay $80,000 during the next twelve months to keep the property interests in good standing. The Company is also required to pay to a third-party US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status.

Operating Activities

The Company used cash of $1,209,572 in operating activities during the year ended February 29, 2012 and used cash of $1,524,546 during the year ended February 28, 2011. This decrease is due lower management and investor communications expenditures.

Financing Activities

The Company received total cash of 2,034,013 in financing activities during the year ended February 29, 2012. During such time, the Company received cash of $2,102,504 from the issuance of shares, less $83,491 for share issuance costs and $15,000 from subscriptions received. The Company received total cash of $786,416 in financing activities during the year ended February 28, 2010. During such time, the Company received cash of $883,994 from the issuance of shares, less $97,578 for share issuance costs.

Investing Activities

The Company used cash of $430,298 in investing activities during the year ended February 29, 2012 due to deferred exploration expenses. The Company used cash of $691,522 in investing activities during the year ended February 28, 2011 due to the acquisition of mineral properties and deferred exploration expenditures.

Anticipated Cash Requirements

At Laguna Verde, subject to adequate funding, the Company is planning to engage a professional chemistry and engineering consulting firm to undertake scoping and pre-feasibility studies. Such studies are expected to take 12 months to complete and cost in the range of $1.5 to $2 million, of which the scoping study portion is expected to be around $200,000. The Company, pending adequate funding, anticipates hiring this consultant during calendar year 2012. Thereafter, the Company intends to commence a full feasibility study, permitting and preliminary engineering, which could cost in total upwards of $8 million. The Company announced on June 17, 2011 that it had entered into an agreement with the University of Nevada-Reno to conduct research on the concentration of lithium from brines provided by the Company from several of its lithium-potassium brine properties in Chile. This study, which is estimated to cost in the range of US$10,000, is effectively a pre-scoping exercise which should allow the Company to identify additional processing methodologies which can be incorporated into the full scoping study planned for Laguna Verde.

Subject to adequate funding, the Company is planning to undertake a conditional three stage exploration program at Laguna Brava. Stage 1 would include a bathymetry and geochemical program estimated to cost $150,000 which is anticipated to commence sometime during 2012 and last 3 months. Following successful results, Stage 2 would include a hydrologic program and metallurgy and evaporation test work to cost $176,500 which is anticipated to take 9 months. Following successful results, Stage 3 would include a drilling and aquifer evaluation to cost $455,000 which is anticipated to last an additional 6 months. Total cost for the three stages, including a 15% contingency, is approximately $900,000.

As to the other salar properties in Region III Chile, subject to adequate funding, the Company has designed and intends to implement exploration programs at Salar de Pedernales and Salar de Maricunga during 2012. The Company announced on June 14, 2011 that PBT is providing the funds for and is commencing an initial 300 meter drilling exploration program at the Llanta project. This program was expanded to provide for geophysical testing of the Llanta valley, and the completion of at least one potential production well in the Llanta aquifer. The first phase of this program was completed in December of 2011. Although the Company’s independent hydrologists recommended a Phase 2 program, the Company has elected not to pursue such activity at Llanta. Accordingly, as of June 30, 2012, the agreement between Gareste and the Company was not closed and has lapsed. The Company has no immediate plans for exploration or development for the upcoming fiscal year at any of the other properties not specifically mentioned. The Company intends to spend only necessary property holding costs for these other sites, in the approximate amount of $50,000 per year.

The Company is also evaluating the merits of converting its exploration concessions at each of the properties to full “mensura” or exploitation status, thereby avoiding third-party overstaking and challenges to mining titles. The estimated total cost of such conversions amounts to $600,000.

The Company estimates its minimum operating expenses, excluding any exploration expenses, for the next 12 month period to be as follows:

Expense	Estimated Amount
Advertising and promotion	$12,000
Bank charges	5,000
Investor communications	180,000
Management fees	564,000
Office and miscellaneous	50,000
Professional fees	240,000
Rent	17,000
Transfer agent and filing fees	36,000
Travel	60,000
Total	$1,164,000

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

F.                      Contractual Obligations

The following table describes the contractual obligations incurred by us as of the date of the financial statements for the period ended February 29, 2012:

Payments due by period
		less			more
		than 1		3-5	than 5
	Total	year	1-3 years	years	years
Contractual Obligations	-	-	-	-	-
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations*	20,000	20,000	-	-	-
Other Long-Term Liabilities Reflected on our Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	20,000	20,000	-	-	-

*Purchase obligations include scheduled payments to various related and third party consultants and companies for which there is a valid and binding contract.

ITEM 6                      Directors, Senior Management and Employees

A.                      Directors and Senior Management

The following table sets forth the names and business experience of each of our directors and officers, as of the date hereof:

Name Province/State Country of Residence	Position(s) with the Company	Period Served with the Company
Andrew Brodkey(2) Tucson, Arizona, USA	President, Chief Executive Officer and Director	December 4, 2009 to present
Dr. David Terry(2)(3) , PhD., P.Geo West Vancouver, BC, Canada	Director	May 30, 2008 to present
Dr. Ronald Richman(2)(3) Tucson, Arizona, USA	Director	April 14, 2010 to present
Hyundae Kim(3) Seoul, Korea	Director	September 15, 2011 to present
Dr. David Hackman Tucson, AZ	Vice President Exploration	December 4, 2009 to present
Frank Garcia Tucson, Arizona, USA	Chief Financial Officer	April 14, 2010 to present
Jodi Henderson Tucson, Arizona, USA	Secretary	December 4, 2009 to present

(1)	Information has been furnished by the respective nominees individually.

(2)	Denotes a member of the Audit Committee of the Company.

(3)	Denotes an independent director.

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

Hyundae Kim

Mr. Kim was a director of POSCO in Seoul, Korea from November 2009 to September 2011. He was the Managing Director of ILJIN Group of Seoul, Korea from July 2006 to October 2009 and a Vice Director with the Korean Government from September 2001 to June 2006.

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

Frank Garcia

Frank Garcia from 2007 to the present has worked as Accounting Manager for Kriyah Consultants LLC providing accounting services for mining exploration companies. From 1997 to 2006, Mr. Garcia was employed in senior management positions by Misys PLC, a global software and solutions company serving customers in international banking and securities, international healthcare, and UK retail financial services. Prior to 1997 Mr. Garcia held executive positions with CEMEX, a world leader in the construction materials industry. Mr. Garcia is currently the CFO of two publicly-traded mining companies-- Zoro Mining Corp. (OTCBB/OTCQB: ZORM) and Titan Iron Ore Corp. (OTCBB: TFER ). Mr. Garcia received his Bachelor of Science –Business Administration—Major in Accounting from the University of Arizona in 1981.

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

B.                      Compensation

General

For the purpose of this annual report on Form 20-F:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year; and

“Named Executive Officers” or “NEO” means:

(a)	the Company’s CEO,

(b)	the Company’s CFO,

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with applicable securities laws, and

(d)

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

Risk Management Disclosure

The Board of Directors has reviewed the elements of compensation of the Company to identify any risks arising from the Company's compensation policies and practices that could reasonably be expected to have a material adverse effect on the Company as well as the practices used to mitigate any such risks. The Board of Directors concluded that the compensation program and policies of the Company did not encourage its executives to take inappropriate or excessive risks. This assessment was based on a number of considerations, including, without limitation, the following: (i) the Company's compensation policies and practices are generally uniform throughout the organization; (ii) in exercising its discretion under its compensation policies the Board of Directors reviews individual and corporate performance taking into account the long-term interests of the Company; and (iii) the results of annual assessments of executives' goals, objectives and performance are reviewed and considered in awarding compensation.

Restrictions on Purchase of Financial Instruments

Although the Company has not adopted a formal policy forbidding an NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, the Company is not aware of any NEO or director having entered into this type of transaction.

Compensation Governance

The Board has not adopted any specific policies or practices to determine the compensation for the Company’s directors and officers, other than disclosed above. The Company has not established a compensation committee.

Summary Compensation Table

Particulars of compensation paid to each NEO in the three most recently completed financial years are set out in the summary compensation table below.

Name and Principal Position	Year	Salary ($)	Share- based Awards (2) ($)	Option- based Awards(3) ($)	Non-equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compens- ation ($)	Total Compens- ation ($)
					Annual Incentive Plans	Long- term Incent ive Plans
Andrew Brodkey(4) Chairman of the Board, Chief Executive Officer and President	2012 2011 2010	134,020 140,044 45,542	Nil Nil Nil	97,543 122,966 22,085	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	231,563 263,010 67,627
Jodi Henderson(5) Corporate Secretary	2012 2011 2010	50,668 53,484 13,995	Nil Nil Nil	27,470 56,555 22,086	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	78,138 110,039 26,081
David Hackman(6) V.P. Exploration	2012 2011 2010	70,962 73,720 19,037	Nil Nil Nil	14,446 37,149 22,086	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	85,408 110,869 42,123
Frank Garcia(7) Chief Financial Officer	2012 2011 2010	54,117 48,032 12,560	Nil Nil Nil	27,322 78,752 22,085	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	81,439 126,784 34,645
Jerry Minni(8) Former Chief Financial Officer	2012 2011 200	N/A 7,000 48,000	N/A Nil Nil	N/A 19,050 19,050	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil 25,875	N/A 26,050 92,925

1.	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

2.

“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

3.

“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features. The value of these options in 2012 is estimated using the Black-Scholes option pricing model with the following assumptions: share price of $0.12, risk free interest rate of 2.13%, expected stock price volatility of 147%, expected dividend yield of 0 and expected term of 10 years. The value of these options in 2011 is estimated using the Black-Scholes option pricing model with the following assumptions: share price of $0.25, risk free interest rate of 3.04%, expected stock price volatility of 144%, expected dividend yield of 0 and expected term of 7.6 years. The value of these options in 2010 is estimated using the Black-Scholes option pricing model with the following assumptions: share price of $0.23, risk free interest rate of 2.35%, expected stock price volatility of 138%, expected dividend yield of 0 and expected term of 4.38 years.

4.	Andrew Brodkey was appointed as the President, Chief Executive Officer and a director of the Company on December 4, 2009.

5.	Jodi Henderson was appointed as Corporate Secretary on December 4, 2009.

6.

David Hackman was appointed V.P. Exploration of the Company on December 4, 2009. The payment of $19,037 and $73,720 in the financial year ended February 28, 2010 and 2011, respectively, was paid to Sage Associates Inc, a company wholly owned by David Hackman.

7.	Frank Garcia was appointed Chief Financial Officer of the Company on March 30, 2010.

8.

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

The Company has not granted any stock options to its NEO’s subsequent to the financial year ended February 29, 2012.

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option and share-based awards granted to NEOs that were outstanding as of February 29, 2012, including awards granted before the year ended February 29, 2012.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Andrew Brodkey(2) Chairman of the Board, Chief Executive Officer and President	100,000 75,000 350,000	$0.50 $0.55 $0.30	Jan. 15, 2015 March 30, 2015 May 26, 2020	Nil	Nil	Nil
Jodi Henderson(3) Corporate Secretary	100,000 51,200 23,800 50,000	$0.50 $0.55 $0.55 $0.30	Jan. 15, 2015 March 30, 2015 March 30, 2020 May 26, 2020	Nil	Nil	Nil
David Hackman(4) V.P. Exploration	100,000 50,000	$0.50 $0.55	Jan. 15, 2015 March 30, 2015	Nil	Nil	Nil
Frank Garcia(5) Chief Financial Officer	100,000 75,000 50,000	$0.50 $0.55 $0.30	Jan. 15, 2015 March 30, 2020 May 26, 2020	Nil	Nil	Nil
Jerry Minni(6) Former Chief Financial Officer	Nil	Nil	Nil	Nil	Nil	Nil

1.	The closing price of the Company’s common shares on February 29, 2012 was $0.065 .
2.	Andrew Brodkey was appointed as the President, Chief Executive Officer and a director of the Company on December 4, 2009.
3.	Jodi Henderson was appointed as Corporate Secretary on December 4, 2009.
4.	David Hackman was appointed V.P. Exploration of the Company on December 4, 2009.
5.	Frank Garcia was appointed Chief Financial Officer of the Company on March 30, 2010.
6.	Jerry Minni was appointed the Chief Financial Officer of the Company on September 18, 2006 and resigned from that position on March 30, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended February 29, 2012 by NEOs.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Andrew Brodkey(1) Chairman of the Board, Chief Executive Officer and President	97,543	Nil	Nil
Jodi Henderson(2) Corporate Secretary	27,470	Nil	Nil
David Hackman(3) V.P. Exploration	14,446	Nil	Nil
Frank Garcia(4) Chief Financial Officer	27,322	Nil	Nil
Jerry Minni(5) Former Chief Financial Officer	Nil	Nil	Nil

7.

Andrew Brodkey was appointed as President, Chief Executive Officer and a director of the Company on December 4, 2009. On March 30, 2010, 75,000 stock options were granted to this optionee at an exercise price of $0.55. On May 26, 2010, 350,000 stock options were granted to this optionee at an exercise price of $0.30.

8.

Jodi Henderson was appointed as Corporate Secretary on December 4, 2009. On March 30, 2010, 75,000 stock options were granted to this optionee at an exercise price of $0.55. On May 25, 2010, 50,000 stock options were granted to this optionee at an exercise price of $0.30.

9.	David Hackman was appointed V.P. Exploration of the Company on December 4, 2009. On March 30, 2010, 50,000 stock options were granted to this optionee at an exercise price of $0.55.
10.

Frank Garcia was appointed Chief Financial Officer of the Company on March 30, 2010. On March 30, 2010, 75,000 stock options were granted to this optionee at an exercise price of $0.55. On May 26, 2010, 50,000 stock options were granted to this optionee at an exercise price of $0.30.

11.	Jerry Minni was appointed the Chief Financial Officer of the Company on September 16, 2006 and resigned from that position on March 30, 2010.

Narrative Discussion

Refer to the section titled “Compensation Discussion and Analysis”, above, and “Stock Option Plan”, below, for a description of all plan based awards and their significant terms. Also refer to the copy of the stock option plan attached to this Information Circular as Schedule “A”. There was no re-pricing of stock options under the stock option plan or otherwise during the Company’s most recently completed financial year ended February 29, 2012.

The Company has not granted any stock options to it’s NEO’s subsequent to the financial year ended February 29, 2012.

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

Director Compensation

Director Compensation Table

The following table sets forth the details of all compensation provided to the Company’s directors, other than the NEOs, during the Company’s most recently completed financial year ended February 29, 2012.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dr. David Terry(1)	$13,440	Nil	$3,046	Nil	Nil	Nil	$16,486
Dr. Ronald Richman(2)	$11,804	Nil	$25,490	Nil	Nil	Nil	$37,294
Hyundae Kim(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

12.

Dr. David Terry has been a director of the Company since May 30, 2008. David Terry was granted an aggregate of 100,000 stock options. The fair value of the vested options on the date of grant was calculated using the Black-Scholes option pricing model, which valued them at $0.25.

13.

Dr. Ronald Richman was appointed a director of the Company on April 14, 2010. Ronald Richman was granted an aggregate of 200,000 stock options. The fair value of the vested options on the date of grant was calculated using the Black-Scholes option pricing model, which valued them at $0.25.

14.	Hyundae Kim was appointed a director of the Company on September 15, 2011.

Narrative Discussion

Dr. David Terry has entered into an Independent Director Agreement with the Company for a monthly fee of USD $1,000 that continued until the Annual General Meeting. As Dr. Terry was re-elected as a director at the Meeting, the Company intends to extend the term of that Independent Director Agreement. Either party without notice may terminate this agreement, and if the Company exercises its right, the Dr. Terry shall be entitled to keep the monthly fee already paid to him for that calendar month.

Dr. Ronald Richman entered into an Independent Director Agreement with the Company for a monthly fee of USD $1,000 that continued until the Annual General Meeting. As Dr. Richman was re-elected as a director at the Meeting, the Company intends to extend the term of that Independent Director Agreement. Either party without notice may terminate this agreement, and if the Company exercises its right, Dr. Richman shall be entitled to keep the monthly fee already paid to him for that calendar month.

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

Outstanding Share-Based Awards and Option-Based Awards for Directors

The following table sets forth all option and share-based awards granted to the Company’s directors, other than the NEOs, that were outstanding as of February 29, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Dr. David Terry	300,000 100,000	0.15 0.30	September 15, 2013 May 26, 2020	Nil	Nil	Nil
Dr. Ronald Richman	200,000	0.55	April 9, 2020	Nil	Nil	Nil
Hyundae Kim	Nil	Nil	Nil	Nil	Nil	Nil

1.	The closing price of the Company’s common shares on February 29, 2012 was $0.065.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended February 29, 2012 by directors.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. David Terry(1)	3,046	Nil	Nil
Dr. Ronald Richman(2)	25,490	Nil	Nil
Hyundae Kim	Nil	Nil	Nil

1.	On May 25, 2010, 100,000 stock option granted to this optionee at an exercise price of $0.30. On June 25, 2012, the closing price of the Company’s common shares was $0.05.

2.	On April 14, 2010, 200,000 stock option granted to this optionee at an exercise price of $0.55. On June 25, 2012, the closing price of the Company’s common shares was $0.05.

Narrative Discussion

The Company has not granted any stock options to its directors subsequent to the financial year ended February 29, 2012.

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

1

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. Mr. Brodkey is not independent, as he is the President and Chief Executive Officer of the Company.

2

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

D.                      Employees

As of June 28, 2012, we had 1 employee, including management.

E.                      Share Ownership

As of 25, 2012, there are 57,749,783 common shares of our company issued and outstanding. Our directors and officers owned, directly or indirectly, the following common shares:

Name	Number of Common Shares Beneficially Owned	Percentage(1)
Andrew Brodkey	2,023,000	3.5%
Dr. David Terry	nil	0.0%
Dr. Ronald Richman	nil	0.0%
Dr David Hackman	300,000	0.5%
Hyundae Kim	nil	0.0%
Frank Garcia	200,000	0.3%
Jodi Henderson	200,000	0.3%

1

Based on 57,749,783 shares of common stock issued and outstanding as of June 25, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

For a discussion regarding any arrangement that involves the issue or grant of options or shares or securities of the Company, please see the discussion under “Item 6B Compensation”.

ITEM 7                        Major Shareholders and Related Party Transactions

The following table sets forth persons known to us to be the beneficial owner of more than five percent (5%) of each class of our shares issued and outstanding as of June 25, 2012:

Name	Number of Common Shares(1)	Percentage of Common Shares(2)
CDS & Co.	45,116,216	78.12

1	Does not include options to acquire common shares of our company held by the persons set forth in the table.
2

Based on 57,749,783 common shares issued and outstanding as of June 25, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

The voting rights of our major shareholder do not differ from the voting rights of holders of our company’s shares who are not major shareholders.

As of June 25, 2012, Computershare Trust Company, our registrar and transfer agent, reported that our company’s 57,749,783 common shares are held as follows:

Location	Number of Shares	Percentage of Shares	Number of Registered Shareholders of Record
Canada	47,117,573	81.59%	12
United States	6,688,610	11.58%	31
Other	3,943,600	6.83%	4
Total	57,749,783	100%	47

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.                      Related Party Transactions

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans from March 1, 2010 up to the date of this annual report between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

As of February 29, 2012 and February 28, 2011 the Company has identified its directors and certain senior officers as its key management personnel and the compensation costs for key management personnel and companies related to them were recorded at their exchange amounts as agreed upon by transacting parties and on terms and conditions similar to non-related parties.

The compensation costs for key management personnel for the year ended February 29, 2012 and February 28, 2011 are as follows:

	February 29,	February 28,
	2012	2011
Salaries and benefits	$335,011	$343,468
Share-based payments	195,317	370,701
	$530,328	$714,169

Other related party transactions:

a)

Management fees and rent of $32,061 and $14,461 (February 28, 2011 - $30,756 and $16,153) were incurred to a company in which a director and officer is general manager and a balance of $18,401 was owing to this party as at February 29, 2012 (February 28, 2011: $Nil).

b)	Deferred exploration costs of $23,543 (February 28, 2011 - $34,735) were incurred to a company with one director and two officers in common.

c)

As at February 29, 2012, accounts payable includes $nil (February 28, 2011 - $437) owing to an officer of the Company and accrued liabilities include $nil (February 28, 2011 - $183,747) for unissued stock options to the President and CEO of the Company.

d)	An officer and director of the Company purchased 1,000,000 shares of the Company’s common stock at $0.06 per share for gross proceeds of $60,000.

The Company entered into an employment agreement dated November 1, 2009 with Andrew Brodkey, the current Chief Executive Officer and a director of the Company. Pursuant to the terms of the agreement, the Company has agreed to pay Mr. Brodkey a base salary of US$10,000 per month and options to acquire 1.5 million shares of the Company, the terms of which were to be agreed upon at a later date. During the year ended February 29, 2012, the Company incurred $134,020 to Mr. Brodkey. In addition, the Company entered into a consulting agreement dated November 1, 2009 with Sage Associates Inc., a company wholly-owned by David Hackman, an officer of the Company. Pursuant to the terms of the agreement, Sage Associates agreed to provide geological and advisory services in consideration for the payment of US$6,000 per month. During the year ended February 29, 2012, the Company incurred $70,962 to Sage. The Company has engaged Kriyah Consultants LLC, a company whose Manager is Andrew Brodkey, to provide administrative services for US$2,500 per month and incurred $32,061 during the year ended February 29, 2012. During this same period, the Company incurred $50,668 to Jodi Henderson, the Company’s Corporate Secretary and $54,117 to Frank Garcia, the Company’s Chief Financial Officer.

On September 23, 2011, the Company entered into stock option agreements with each of Andrew Brodkey, David Hackman, Frank Garcia, and Jodi Henderson. Andrew Brodkey is a director and officer of the Company and David Hackman and Jodi Henderson are officers of the Company. All options are exercisable at a price of $0.15 per share until September 22, 2022. Andrew Brodkey was granted options to purchase 975,000 shares; David Hackman was granted options to purchase 150,000 shares; Frank Garcia was granted options to purchase 275,000 shares and Jodi Henderson was granted options to purchase 275,000 shares.

ITEM 8                        Financial Information

A.                      Financial Statements and Other Financial Information

Effective March 1, 2010, we adopted IFRS pursuant to National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency. The consolidated financial statements have been prepared in compliance with IFRS. See “Item 18: Financial Statements”.

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

B.                      Significant Changes

None.

ITEM 9                        The Offer and Listing

A.                      Offer and Listing Details

Our common shares started traded on the TSX Venture Exchange on July 28, 2009. Since April 4, 2011, our common shares have been quoted on the OTC Bulletin Board, and the OTCQB Exchange, under the symbol “PALTF”.

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

	TSX VENTURE EXCHANGE

Year Ended	High	Low
February 29, 2012	0.180	0.065
February 28, 2011	0.235	0.150
February 28, 2010(1)	0.760	0.063
	OTC BULLETIN BOARD
February 29, 2012(2)	0.200	0.130

1.	Our common shares started trading on the TSX Venture Exchange on July 28, 2009.
2.	Our common shares started trading on the OTC Bulletin Board on April 4, 2011.

The high and low market prices for our common shares for each full financial quarter for the two most recent full fiscal years on the Over-the-Counter Bulletin Board were as follows:

	TSX VENTURE EXCHANGE

Quarter Ended	High	Low
May 31, 2012	0.070	0.050
February 29, 2012	0.095	0.065
November 30, 2011	0.130	0.075
August 31, 2011	0.160	0.110
May 31, 2011	0.180	0.135
February 28, 2011	0.235	0.200
November 30, 2010	0.235	0.185
August 31, 2010	0.185	0.150
	OTC BULLETIN BOARD
May 31, 2012	0.070	0.047
February 29, 2012	0.098	0.065
November 30, 2011	0.115	0.080
August 31, 2011	0.169	0.129
May 31, 2011	0.195	0.140
February 28, 2011	0.240	0.200

The high and low market prices of our common shares for each of the most recent six months, from November 30, 2011 through April 30, 2012 on the TSX Venture Exchange and the OTC Bulletin Board were as follows:

	TSX Venture Exchange
Month	High	Low
May 2012	0.070	0.050
April 2012	0.095	0.055
March 2012	0.095	0.070
February 2012	0.095	0.065
January 2012	0.100	0.065
December 2011	0.085	0.060
	OTC Bulletin Board
May 2012	0.070	0.047
April 2012	0.096	0.061
March 2012	0.096	0.068
February 2012	0.098	0.065
January 2012	0.105	0.064
December 2011	0.078	0.053

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

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

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

C.                      Material Contracts

The material contracts to which we are a party which were entered into during the last two fiscal years are as follows:

1.	Consulting and Professional Services Agreement between JVM Management Ltd. and Etna Resources Inc. dated November 3, 2009.

2.	Consulting and Professional Services Agreement between Sage Associates, Inc. and Etna Resources Inc. dated November 1, 2009.

3.	Consulting Services Agreement between Kriyah Consultants LLC. and Etna Resources Inc. dated November 1, 2009.

4.	Consulting Services Agreement between Tim Lowenstein and Etna Resources Inc. dated November 1, 2009.

5.	Employment Agreement between Etna Resources Inc. and Andrew Brodkey dated November 1, 2009.

6.	Independent Director Agreement between Pan American Lithium Corp. and Ronald Richman dated April 30, 2010.

7.	Independent Director Agreement between Pan American Lithium Corp. and David Terry dated April 30, 2010.

8.	Amended and Restated Consulting Services Agreement dated May 3, 2011 by and between Level 3 Capital Management Inc. and Pan American Lithium Corp.

9.	A Purchase Agreement between Pan American Lithium Corp. and Sociedad Gareste, Limitada (“Gareste”) dated February 14, 2011.

10.	A binding letter of intent with Gareste dated February 14, 2011 to acquire interests through joint ventures in two new lithium brine projects.

11.	Joint Venture Agreement with Gareste to acquire an interest in Maricunga dated April 30, 2012.

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

E.                      Taxation

Material Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian Federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be, a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common shares in the capital of our company in connection with carrying on a business in Canada, referred to as a “non-resident holder”.

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder, referred to as the “Regulations”, the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention (1980), as amended, referred to as the “Treaty”. This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, referred to as the “Tax Proposals”, and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian Federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian Federal income tax consequences described herein.

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

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by our company. The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by our company to residents of the United States and is further reduced to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of our company.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our company unless such share is “taxable Canadian property” (as defined in the Income Tax Act) of the non-resident holder. Our common shares generally will not be taxable Canadian property of a non-resident holder unless the non-resident holder alone or together with non-arm’s length persons owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60-month period immediately preceding the disposition of the shares. In the case of a non-resident holder resident in the United States for whom shares of our company are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Material Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the "Code" , Treasury Regulations, published by the Internal Revenue Service, referred to as "IRS" , rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares are urged to consult their own tax advisors with respect to Federal, state, local and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for United States Federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States Federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be "qualified dividend income" and taxed to U.S. Holders at a maximum United States Federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder' s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for United States Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder' s adjusted tax basis in such shares. Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder' s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to United States Federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer' s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

We do not believe that we are a passive foreign investment corporation, referred to as a “PFIC”. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held shares, certain adverse tax consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of shares would be allocated ratably over the U.S. Holder’s holding period for the shares. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of shares in excess of 125% of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status. However, regardless of whether such elections are made, dividends paid by a PFIC will not be “qualified dividend income” and will generally be taxed at the higher rates applicable to other items of ordinary income.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common shares.

F.                      Dividends and Paying Agents

Not applicable.

G.                      Statements by Experts

Not applicable.

H.                      Documents on Display

Documents concerning our company referred to in this annual report may be viewed by appointment during normal business hours at our registered and records office at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

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

As required by Rule 13a-15 under the Securities Exchange Act of 1934, we have carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of the end of the period covered by this annual report, being February 29, 2012. This evaluation was carried out by our CEO (being our principal executive officer) and CFO (being our principal financial officer).

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

Our CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Based on this evaluation the CEO and CFO have concluded that our internal controls over financial reporting as of February 29, 2012 (the “Evaluation Date”) are ineffective. Management has used the framework set forth in the report entitled Internal Control--Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of our internal control over financial reporting.

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

ITEM 16C                   Principal Accountant Fees and Services

Audit Fees

Our board appointed Manning Elliott, Chartered Accountants, as independent auditors to audit our financial statements for the fiscal years ended February 29, 2012 and February 28, 2011. The aggregate of fees billed by Manning Elliott, Chartered Accountants, for professional services rendered for the audit of our annual financial statements included in this annual report for the fiscal years ended 2011 and 2012 were $28,500 and $29,000, respectively.

Audit Related Fees

For the fiscal years ended February 28, 2011 and February 29, 2012, the aggregate fees billed for assurance and related services by Manning Elliott, Chartered Accountants, relating to our quarterly financial statements which are not reported under the caption “Audit Fees” above, were $16,700 and $23,500 for 2011 and 2012, respectively.

Tax Fees

For the fiscal years ended February 28, 2011 and February 29, 2012, the aggregate fees billed for tax compliance, tax advice and tax planning by Manning Elliott, Chartered Accountants, was $1,000 and $1,500 for 2011 and 2012 respectively.

All Other Fees

For the fiscal years ended February 28, 2011 and February 29, 2012, the aggregate fees billed by Manning Elliott, Chartered Accountants, for other non-audit professional services, other than those services listed above, totalled $19,179 and $5,600 for 2011 and 2012, respectively.

Pre-Approval Policies and Procedures

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before Manning Elliott, Chartered Accountants, is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

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

Not Applicable.

ITEM 16E                   Purchases of Equity Securities the Company and Affiliated Purchasers

Not Applicable.

ITEM 16F                   Change in Registrant’s Certifying Account

None.

ITEM 16G                   Corporate Governance

Not Applicable.

ITEM 16H                   Mine Safety Disclosure

None.

PART III

ITEM 17                      Financial Statements

Refer to Item 18 - Financial Statements.

ITEM 18                      Financial Statements

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011

(Expressed in Canadian dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Pan American Lithium Corp.

We have audited the accompanying consolidated financial statements of Pan American Lithium Corp. which comprise the consolidated statements of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained based on our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pan American Lithium Corp. as at February 29, 2012, February 28, 2011 and March 1, 2010, and its financial performance and cash flows for the years ended February 29, 2012 and February 28, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
We draw attention to Note 1 to these consolidated financial statements which describes the uncertainty related to Pan American Lithium Corp’s ability to operate as a going concern in the future. Our opinion is not qualified in respect of this matter.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
June 28, 2012

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	February 29,	February 28,	March 1,
	2012	2011	2010
		(Note 12)	(Note 12)
CURRENT ASSETS
Cash	$537,722	$165,165	$1,637,451
Amounts receivable and prepaid expenses	100,112	69,077	78,650

Total Current Assets	637,834	234,242	1,716,101

MINERAL PROPERTIES (Notes 5 and 7)	4,636,325	4,441,553	3,989,952

TOTAL ASSETS	$5,274,159	$4,675,795	$5,706,053

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities (Note 7(c))	$334,623	$396,746	$56,163
Due to related parties (Note 7)	18,195	-	-

Total Current Liabilities	352,818	396,746	56,163

WARRANT LIABILITY (Note 6(e))	58,424	716,552	108,372

Total Liabilities	411,242	1,113,298	164,535

Shareholders’ Equity

Share capital (Note 6)	8,600,055	6,674,338	6,325,884
Contributed surplus	1,391,442	1,118,247	365,637
Share subscriptions received	15,000	-	-
Accumulated other comprehensive loss	(274,792)	(338,549)	-
Deficit	(4,868,788)	(3,891,539)	(1,150,003)

Total Shareholders’ Equity	4,862,917	3,562,497	5,541,518

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,274,159	$4,675,795	$5,706,053

Going Concern (Note 1)
Commitments (Note 8)
Subsequent Events (Note 13)

APPROVED BY THE BOARD OF DIRECTORS ON JUNE 28, 2012:

“Ron Richman”

“Andrew Brodkey”

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	For the years ended

	February 29,	February 28,
	2012	2011
		(Note 12)
EXPENSES
Advertising and promotion	$5,880	$34,672
Bank charges	2,920	3,975
Investor communications	440,579	599,172
Management fees (Note 7(a))	523,084	941,697
Office and miscellaneous	62,195	46,464
Professional fees	192,697	209,375
Rent (Note 7(a))	14,461	16,153
Share-based payments (Note 6(d))	128,519	685,315
Stock transfer and filing fees	47,975	35,392
Travel	76,427	55,834
LOSS BEFORE OTHER ITEMS	(1,494,737)	(2,628,049)

OTHER ITEMS
Gain on derivative liability	81,587	132,501
Gain (loss) on warrant liability (Note 6(e))	851,233	(245,988)
Impairment of mineral property (Note 5)	(418,873)	-
Gain on foreign exchange	3,541	-
	517,488	(113,487)
NET LOSS	(977,249)	(2,741,536)
Unrealized gain (loss) on foreign exchange translation	63,757	(338,549)
COMPREHENSIVE LOSS	(913,492)	(3,080,085)
BASIC AND DILUTED NET LOSS PER SHARE	$(0.021)	$(0.079)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	46,399,041	34,861,292

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(Expressed in Canadian Dollars)

					Accumulated
					Other		Total
	Common Shares		Contributed	Subscriptions	Comprehensive		Shareholders’
	Shares	Amount	Surplus	Received	Loss	Deficit	Equity

Balance, March 1, 2010	32,264,362	$6,325,884	$365,637	$-	$-	$(1,150,003)	$5,541,518
Exercise of stock options	225,000	33,750	-	-	-	-	33,750
Exercise of agent warrants	178,708	35,313	-	-	-	-	35,313
Private placement	5,432,873	241,021	105,665	-	-		346,686
Share-based payments	-	-	685,315	-	-	-	685,315
Transfer from contributed	-	-	-		-	-	-
surplus on:				-
Stock option exercise	-	28,571	(28,571)	-	-	-	-
Agent warrant exercise	-	9,799	(9,799)	-	-	-	-
Unrealized loss on foreign	-				(338,549)		(338,549)
exchange translation				-
Loss for the year	-	-	-	-	-	(2,741,536)	(2,741,536)
Balance, February 28, 2011	38,100,943	6,674,338	1,118,247	-	(338,549)	(3,891,539)	3,562,497

Issued in exchange for services	1,303,892	116,710	-	-	-	-	116,710
Private placements	15,598,757	1,809,007	16,901	-	-	-	1,825,908
Share-based payments		-	256,294	-	-	-	256,294
Unrealized gain on foreign		-	-	-	63,757	-	63,757
exchange translation
Subscriptions received				15,000			15,000
Loss for the year		-	-	-	-	(977,249)	(977,249)
Balance, February 29, 2012	55,003,592	$8,600,055	$1,391,442	$15,000	$(274,792)	$(4,868,788)	$4,862,917

The accompanying notes are an integral part of these consolidated financial statements

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	For the years ended
	February 29,	February 28,
	2012	2011
		(Note 12)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the year	$(977,249)	$(2,741,536)
Operating items not involving cash:
Impairment of mineral property	418,873	-
Gain on derivative liability	(81,587)	(132,501)
Loss (gain) on warrant liability	(851,233)	245,988
Non-cash investor communications expense	74,700	-
Share-based payments	128,519	685,315
	(1,287,977)	(1,942,734)
Changes in working capital items:
Amounts receivable	(15,287)	(29,370)
Prepaid expenses	(15,748)	38,943
Accounts payable and accrued liabilities	91,245	408,615
Due to related parties	18,195	-

	(1,209,572)	(1,524,546)

FINANCING ACTIVITIES
Share issue costs	(83,491)	(97,578)
Proceeds from subscriptions received	15,000	-
Proceeds from issuance of shares	2,102,504	883,994
	2,034,013	786,416
INVESTING ACTIVITIES

Deferred exploration expenditures	(430,298)	(691,522)
	(430,298)	(691,522)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(21,586)	(42,634)

CHANGE IN CASH	372,557	(1,472,286)

CASH, BEGINNING OF YEAR	165,165	1,637,451

CASH, END OF YEAR	$537,722	$165,165

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$-	$-
Taxes paid	$-	$-
NON-CASH FINANCING AND INVESTING ITEMS
Warrants issued to agent	$16,901	$105,665
Shares issued for exploration expenditure	$42,010	$-

The accompanying notes are an integral part of these consolidated financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS AND GOING CONCERN

Pan American Lithium Corp., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange (“TSX-V”) and trades under the symbol PL. The address of the Company’s corporate office and its principal place of business is 3040 N. Campbell Avenue, Tucson, AZ, United States.

Pan American Lithium Corp. (the “Company”) was incorporated on September 18, 2006 under the laws of British Columbia. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. At February 29, 2012, the Company had not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral property.

For the period from incorporation on September 18, 2006 to February 29, 2012, the Company incurred losses of $4,868,788 since inception and does not have sufficient working capital as at February 29, 2012 to meet its expected obligations over the next twelve months. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

2.	BASIS OF PRESENTATION

a)	Statement of Compliance and Conversion to International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These are the Company’s first IFRS annual consolidated financial statements to be presented in accordance with IFRS and IFRS 1 First-time adoption of International Financial Reporting Standards has been applied. Previously the Company prepared its consolidated annual and interim financial statements in accordance with Canadian generally accepted accounting principles. Note 12 contains reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS on equity, operations and comprehensive loss along with reconciliations of the statements of financial position as at March 1, 2010 and February 28, 2011 and the statements of operations and comprehensive loss and cash flows for the year ended February 28, 2011.

b)	Basis of Presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect, subject to certain IFRS transition elections described in Note 12.

These consolidated financial statements are prepared on a consolidated basis and include the accounts of the Company and its 99% owned subsidiary SALICO (see Note 5) which owns mineral interests located in Chile. All inter-company transaction and balances have been eliminated upon consolidation.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION - continued

	c)	Use of estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes to the consolidated financial statements. Significant areas requiring the use of management estimates include the recoverability of mineral properties, exploration assets, asset retirement obligations, deferred income tax asset valuations, and fair value measurements for financial instruments and share-based payments and other equity-based payments. Actual results could differ from those estimates.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	b)	Mineral properties

Mineral property acquisition costs and exploration and evaluation expenditures are recorded at cost. When shares are issued as part of mineral property exploration costs, they are valued at the closing share price on the date of issuance unless the fair value of goods or services received is determinable. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

All expenditures related to the cost of exploration and evaluation of mineral properties including acquisition costs for interests in mineral claims are classified and capitalized as intangible assets until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, abandoned or determined to be impaired.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company when all terms of agreements have been met, there can be no assurance that such title will ultimately be secured.

	c)	Impairment of non-financial assets

Mineral property exploration interests are regularly tested for recoverability or whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment of a mineral property exploration interests is generally considered to have occurred if one of the following factors are present: the rights to explore have expired or are near to expiry with no expectation of renewal, no further substantive expenditures and planned, exploration and evaluation work is discontinued in an area for which commercially viable quantities have not been discovered, indications in an area with development likely to proceed that the carrying amount is unlikely to be recovered in full by development or by sale.

The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Value in use is determined using discounted estimated future cash flows of the relevant asset. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are cash-generating units.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	d)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probably that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. At each financial position reporting date presented the Company has not incurred any decommissioning costs related to the exploration and evaluation of its mineral properties and accordingly no provision has been recorded for such site reclamation or abandonment.

	e)	Warrant liability

In accordance with IAS 32, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are considered a derivative and recorded as a liability carried at fair value. Any changes in the fair value from period to period are recorded as a gain or loss in the statement of operations and comprehensive income (loss).

	f)	Income taxes

Current income taxes:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company and its subsidiaries operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability (“flow-through tax liability”) and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through tax liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	g)	Share-based payments

The Company operates an incentive stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of share-based payments is charged to the statement of comprehensive income (loss) with a corresponding credit recorded to contributed surplus. The fair value of options is determined using a Black–Scholes option pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss/income over the remaining vesting period.

The Black-Scholes model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with the consideration paid.

	h)	Loss per share

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

	i)	Financial instruments

The Company's financial instruments include cash, accounts payable, due to related parties and warrant liability. The warrant liability consists of warrants issued with exercise prices denominated in Canadian dollars. The Company considers the share purchase warrants issued in Canadian dollars a derivative liability as the Company will have a variable amount of cash in U.S. dollars, its functional currency. The Company will receive a variable amount of cash in their functional currency of U.S. dollars when warrants are exercised.

The Company classifies financial assets and liabilities as fair value through profit or loss (“FVTPL”), available-for-sale, held-to maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition.

Warrant liability is classified as FVTPL with fair value determined using the Black-Scholes valuation model. The Company classified its cash as FVTPL and accounts payable and due to related parties as other financial liabilities.

Transaction costs incurred with FVTPL financial instruments are expensed as incurred. Transaction costs incurred with amortized cost financial assets and other financial liabilities are included in the initial carrying amount.

Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. All gains and losses as a result of changes in fair value are included in net income (loss) in the period they occur.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	k)	Foreign currency translation

The presentation currency of the Company is the Canadian dollar and the functional currency of the Company and all of its subsidiaries is the United States Dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Assets and liabilities are translated to the Canadian dollar at exchange rates prevailing at the end of each reporting period. Exchange variations resulting from the retranslation at closing rate, together with differences between their statement of operations items translated at actual and average rates, are recognized in the accumulated other comprehensive income/loss.

	l)	Share capital

The proceeds from the issue of units are allocated between common shares and share purchase warrants with an exercise price denominated in Canadian dollars on a pro-rata basis based on relative fair values. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of common share purchase warrants is determined using the quoted market price or if the warrants are not traded, the Black-Scholes option pricing model. Equity instruments issued to agents as financing costs are measured at their fair value at the date of grant.

4.	NEW ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2011, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

a)    New accounting standards effective March 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IAS 12 Income taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

b)    New accounting standards effective March 1, 2013:

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

4.	NEW ACCOUNTING PRONOUNCEMENTS - continued

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

c)    New accounting standards effective March 1, 2015:

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES

	February 29,	February 28,
	2012	2011

Salico Lithium/Potassium Properties, Atacama Region III, Chile

Acquisition cost	$-	$-
Assay reports	-	11,668
Claims expense	-	71,575
Site maintenance	412,389	489,415
Technical report	5,653	24,769
Hydrology	79,583	-
Mapping	536	-
Trenching	18,398	-
Change in foreign exchange	67,974	(272,762)
	584,533	324,665
Balance, beginning of the period	4,051,792	3,727,127
Balance, end of period	$4,636,325	$4,051,792

Cerro Prieto Lithium/Potassium Property, Mexico

Acquisition cost	$-	$-
Site maintenance	11,743	150,089
Impairment of mineral property	(418,873)
Change in foreign exchange	17,369	(23,153)
	(389,761)	126,936
Balance, beginning of the period	389,761	262,825
Balance, end of period	$-	$389,761

Total Mineral Properties	$4,636,325	$4,441,553

Chilean Lithium/Potassium Properties

The Company entered into a Securities Exchange Agreement dated August 18, 2009 and amended September 18, 2009 (“Agreement”) with Sociedad Gareste Limitada (“Gareste”), a private limited liability company organized under the laws of Chile, which owned nine lithium/potassium salar concessions (the “Properties” ) located in Chile. Under the terms of the agreement, Gareste organized a new Chilean limited liability company (“SALICO”) and transferred the Properties to SALICO subject to a net smelter return royalty. The Company consummated an agreement to purchase 99% of the interests of SALICO from the owners thereof in consideration for the Company issuing 10,494,000 common shares with a fair value of $3,148,200. In connection with the Agreement the Company issued 613,333 finders shares with a fair value of $184,000. The fair value of the finders shares has been included in the acquisition costs. The Company has also agreed to pay US$50,000 to Gareste on signing to cover costs incurred in connection with the formation and organization of SALICO. In addition, the Company has agreed to pay a monthly fee of US$25,000 to compensate Gareste for the general and administrative costs. The Company completed the acquisition on December 4, 2009.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

5.	MINERAL PROPERTIES - continued

In connection with the closing of the acquisition, Salico granted a 2% net smelter return royalty to the vendor on future production from eight salars, and a 2% net smelter return royalty to another vendor on one salar, payable following commencement of commercial production to a maximum of US$6 million on a per salar basis. Prior to commencement of commercial production at any salar, Salico may re-purchase one-half of each net smelter return royalty for US$2 million on a per salar basis. At the Piedra Parada salar, where Salico obtained contractual rights to exploit lithium and light metals, Salico granted a 2% net smelter return royalty to the owner on the proceeds from the sale of lithium, potassium and light metals to a maximum of US$6 million. Salico is obligated to pay the owner a payment of US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Subsequent and subject to the agreement with SALICO, the owner of the Piedra Parada mineral concessions conveyed such concessions and the right to receive the maintenance payment described herein, to Zoro Mining Corp. (OTCBB:ZORM), a publicly traded mining company with one director and 2 officers in common with the Company.

Mexican Lithium/Potassium Property

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

Subsequently, the Company entered into an amended agreements changing the terms of the Option Agreement originally dated December 18, 2009. Under the terms of the amended agreements:

i.	The closing date is changed from June 30, 2010 to October 31, 2011 (subsequently amended to April 30, 2012); and

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

vii.	The monthly obligated payment is reduced from $25,000 to $1,000.

On May 3, 2012 the Company announced that the closing date of the share option agreement dated December 18, 2009 with Escondidas Internacional S.A. de C.V., a privately held Mexican corporation, had lapsed and the parties have not signed an agreement to extend the closing date. As a result, the Company has written off all capitalized property costs as of February 29, 2012 and recorded an impairment loss of $418,873.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL

	a)	Authorized

Unlimited common shares and preferred shares without par value.

	b)	Issued and outstanding – see Statement of Changes in Shareholders’ Equity

The details for the common share issuances during the year ended February 29, 2012 are as follows:

i)	The Company issued 953,810 shares of common stock with a fair value of $74,700 to an investor relations consultant for services rendered.

ii)

On June 16, 2011 the Company completed a non-brokered private placement of 4,076,667 “Units” at $0.15 per Unit for gross proceeds of $611,500. Each Unit consists of one common share and one common share purchase warrant, entitling the purchaser to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013. The proceeds of $0.15 per Unit were allocated based on fair value as follows: $0.102 to share capital and $0.048 to warrant liability. In connection with the offering, the Company paid a cash finder’s fee of $40,150, incurred share issuance cost of $6,144, and issued 267,666 agent warrants. Each agent warrant entitles the finder to acquire one additional common share at an exercise price of $0.25 per Common Share until June 16, 2013. The agent warrants were valued at $16,901 based on the Black-Scholes model using the following assumptions: volatility – 122%, expected life of option – 2 years, dividends – 0%, and risk free rate of 1.45%.

iii)

On September 15, 2011, the Company closed a private placement with POSCO Canada Ltd. ("POSCAN") and issued 10,522,090 common shares to POSCAN at the price of $0.136 per common share, resulting in gross proceeds to the Company of $1,431,004.

iv)	On October 11, 2011 the Company issued 350,082 shares to a consultant for exploration work performed in Chile and valued the services at $42,010.

v)

On January 16, 2012, the Company issued 1,000,000 shares of the Company’s common stock in a non-brokered private placement to the Company’s President and CEO, Andrew Brodkey at $0.06 per share for gross proceeds of $60,000.

vi)	The Company incurred $37,196 in legal fees related to the private placements above which has been recorded as share issuance cost.

The details for the common share issuances during the year ended February 28, 2011 are as follows:

i)

The Company received proceeds of $33,750 for the exercise of 225,000 stock options at $0.15, $23,160 for the exercise of 154,402 stock purchase warrants at $0.15, and $12,153 for the exercise of 24,306 stock purchase warrants at $0.50.

ii)

On September 29, 2010 and October 4, 2010, pursuant to a private placement, the Company issued 5,432,873 shares in two tranches at $0.15 for total proceeds of $814,931 before share issue costs. Each unit is comprised of one share and one share purchase warrant. Each warrant is exercisable into one share at $0.25 per share for a period of two years from the date of issuance. The proceeds of $0.15 per share were allocated based on fair value as follows; $0.083 to stock and $0.067 to warrants liability. In connection with the private placement, the Company incurred share issue costs consisting of legal and regulatory expenses of $18,143, finder’s fees of $87,910, and $105,665 of non cash expense based on the Black-Scholes valuation of the finder’s warrants.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL - continued

	c)	Escrow shares

Pursuant to an escrow agreement dated July 31, 2008, the Company had common shares of 3,990,000 held in escrow at February 28, 2009. Under the escrow agreement, 10% of the shares will be released upon issuance of the Final Exchange Bulletin for the TSX's acceptance of the Offering, and 15% will be released every six months thereafter for a period of thirty-six months.

DATE	Released	Remaining
15-Jun-09	399,000	3,591,000
15-Dec-09	598,500	2,992,500
15-Jun-10	598,500	2,394,000
15-Dec-10	598,500	1,795,500
15-Jun-11	598,500	1,197,000
15-Dec-11	598,500	598,500
15-Jun-12	598,500	-

As at February 29, 2012, 598,500 shares remain in escrow.

d)	Stock options

The Company has adopted an incentive share option plan for granting options to directors, employees and consultants, under which the total outstanding options are limited to 10% of the outstanding common shares of the Company. The directors, subject to the policies of the TSX Venture Exchange, impose terms upon which each option shall become vested.

A summary of the status of the stock option plan as of February 29, 2012 and February 28, 2011 and changes during the periods then ended is presented below:

	February 29, 2012		February 28, 2011
	Options	Weighted Average	Options	Weighted Average
	Outstanding	Exercise Price	Outstanding	Exercise Price

Opening balance	2,650,000	$0.40	1,775,000	$0.34
Granted	2,125,000	$0.15	1,900,000	$0.53
Exercised	-	-	(225,000)	$0.15
Forfeited	-	-	(800,000)	$0.39
Ending balance	4,775,000	$0.29	2,650,000	$0.40

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL - continued

	d)	Stock options - continued

The Company had the following share purchase options outstanding and exercisable:

February 29, 2012
Quantity		Exercise
Outstanding	Exercisable	Price	Expiry Date

300,000	300,000	$0.15	September 15, 2013
750,000	750,000	$0.50	January 15, 2015
351,200	351,200	$0.55	April 21, 2015
200,000	200,000	$0.55	April 9, 2020
98,800	98,800	$0.55	April 21, 2020
950,000	950,000	$0.30	May 26, 2020
2,125,000	1,062,500	$0.15	September 22, 2021

4,775,000	3,712,500

The weighted average contract life remaining on the above options is 7.19 years (February 28, 2011 – 6.28 years).

The Company uses the Black-Scholes Option Pricing Model (the “Model”) to calculate the fair value of stock options granted. The Model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used:

	February 29,	February 28,
	2012	2011

Risk free interest rate	2.13%	3.04%
Expected dividend yield	-	-
Expected stock price volatility	147%	144%
Expected life of options	10 years	7.6 years

The weighted average fair value of the options granted during the period was $0.12 (2011 - $0.25) .

The Company granted 2,125,000 options to directors, officers, and consultants during the year ended February 29, 2012. Total share-based payment for the year ended February 29, 2012 was $256,294 (2011 - $685,315) of which $128,519 was expensed to operations and $127,775 was recorded against accrued liabilities for options granted to directors, officers, and consultants of the Company.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL - continued

e)	Warrants

		Weighted Average
	Number of	Exercise
	Warrants	Price

Balance, February 28, 2010	5,895,007	$0.49

Agent’s warrants granted	529,567	$0.25
Warrants granted with private placement	5,432,873	$0.25
Less: exercised	(178,708)	$0.20
Less: expired	-
Balance, February 28, 2011	11,678,739	$0.37

Warrants granted with private placement	4,076,667	$0.25
Agent’s warrants granted	267,666	$0.25

Less: expired	(5,716,299)	$0.50
Balance, February 29, 2012	10,306,773	$0.25

During the year ended February 29, 2012, an aggregate of 4,344,333 warrants were issued at a price of $0.25 and 5,716,299 warrants had expired. No warrants were exercised.

As at February 29, 2012, the warrant liability was $58,424 (2011 - $716,552). The fair value of the warrant liability was determined using the Black-Scholes valuation model. During the year ended February 29, 2012, a gain on warrant liability of $851,233 (2011 – loss of $245,988) was recorded. As at February 29, 2012 and 2011, the intrinsic value of the warrant liability was $nil.

The fair values of the warrants have been estimated using the Black-Scholes option pricing model using the following assumptions:

	2012	2011

Risk free interest rate	1.00%	0.63%
Expected dividend yield	-	-
Expected stock price volatility	108%	110%
Expected life of options	0.90 years	0.92 years

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL - continued

e)	Warrants

Details of share purchase warrants outstanding as of February 29, 2012 and February 28, 2011 are:

Number of Warrants Outstanding and
Exercisable
February		Exercise Price
29,2012	February 28, 2011	per Share	Expiry Date

-	33,370	$0.15	July 24, 2011
-	758,530	$0.50	June 4, 2011
-	4,924,399	$0.50	June 4, 2011
349,800	349,800	$0.25	September 29, 2012
3,532,397	3,532,397	$0.25	September 29, 2012
1,900,476	1,900,476	$0.25	October 4, 2012
179,767	179,767	$0.25	October 4, 2012
4,076,667	-	$0.25	June 16, 2013
267,666	-	$0.25	June 16, 2013
10,306,773	11,678,739

7.	RELATED PARTY TRANSACTIONS AND BALANCES

As of February 29, 2012 and February 28, 2011 the Company has identified its directors and certain senior officers as its key management personnel and the compensation costs for key management personnel and companies related to them were recorded at their exchange amounts as agreed upon by transacting parties.

The compensation costs for key management personnel for the year ended February 29, 2012 and February 28, 2011 are as follows:

	February 29,	February 28,
	2012	2011
Salaries and benefits	$335,011	$343,468
Share-based payments	110,542	370,701
	$445,553	$714,169

Other related party transactions:

a)

Management fees and rent of $32,061 and $14,461 (February 28, 2011 - $30,756 and $16,153) were incurred to a company in which a director and officer is general manager and a balance of $18,401 was owing to this party as at February 29, 2012 (February 28, 2011: $Nil).

b)	Deferred exploration costs of $23,543 (February 28, 2011 - $34,735) were incurred to a company with one director and two officers in common.

c)	As at February 28, 2011, accrued liabilities include $183,747 for unissued stock options to the President and CEO of the Company.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

	d)	An officer and director of the Company purchased 1,000,000 shares of the Company’s common stock at $0.06 per share for gross proceeds of $60,000 – note 6 b) v).

8.	COMMITMENTS

a)

Pursuant to the incentive stock option plan, the Company has agreed to issue 1,500,000 stock options to the President and CEO. As of February 28, 2011, 975,000 of these options have not been issued, as a result $183,747 was recorded in accrued liability. During the year ended February 29, 2012, and the 975,000 stock options were granted and the accrued liability was derecognized. The Company recognized a gain on derivative liability of $98,972.

b)

On November 1, 2010 the Company entered into an agreement with a consultant to provide international business development and financial advisory services in exchange for 500,000 options to purchase shares of the Company’s common stock. 250,000 options were to be delivered on signing and 250,000 on the first anniversary. Due to plan limitations, 350,000 of the options have not been delivered. As at February 29, 2012, the Company re-measured the accrued liability at fair value and as a result recorded an unrealized gain on derivative liability of $8,452 and reduced the corresponding accrued liability. As of February 29, 2012, the Company has included $4,022 in accrued liabilities for these unissued stock options.

c)

On February 14, 2011, the Company entered into a property purchase agreement with Sociedad Gareste Limitada (“Gareste”) to acquire 16 mineral claims (Pedernales) covering an area of approximately 4,200 hectares in Chile in consideration for 2,000,000 common shares upon closing to Gareste. The closing date shall be no later than June 30, 2012. In connection with the purchase, a 2% net smelter return royalty (“NSR”) on the sale of production will be granted in favour of Gareste, capped at US$6 million. At any time prior to the commencement of commercial production, the Company shall have the right to repurchase one-half, or a 1% NSR, for the sum of US$2million. On May 3, 2012, the Company closed this agreement with Gareste and issued the 2,000,000 common shares. (Note 13).

d)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Maricunga project in consideration for cash payments totaling US$1.5 million and the issuance of 2 million common shares. The closing date shall be no later than June 30, 2012. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at US$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million. On May 3, 2012, the Company closed this agreement with Gareste and issued the first 200,000 shares of common shares (Note 13).

e)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Llanta project in consideration for cash payments totaling US$600,000 and the issuance of 900,000 common shares. The closing date shall be no later than June 30, 2012. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at US$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million. The joint venture with Gareste at Llanta has not been closed and will lapse on June 30, 2012.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

8.	COMMITMENTS - continued

f)

On September 22, 2011, the Company entered into a debt settlement agreement with three vendors to settle accounts payable of $200,365 through the issuance of 1,335,768 common shares. As at February 29, 2012, the common shares have not been issued pending approval of the TSX Venture Exchange.

g)

On August 26, 2011 the Company engaged a consultant to provide news media relations services for a period of six months beginning September 1, 2011 for US$10,000 per month. This agreement was renewed on February 23, 2012 for an additional period of 6 months with the same terms.

h)

On November 10, 2011, the Company engaged Zone Capital Partners, LLC (“Zone Capital”) to provide financial consulting services for a period of six months in exchange for compensation of $5,000 per month and issuance of 300,000 3-year warrants subject to TSXV approval. On February 22, 2012, the Company amended the agreement to remove the warrants to be issued and increase the monthly fee from $5,000 per month to $10,000, payable in shares. In addition, the term of the agreement has been amended from a period of six months to 12 months effective from November 10, 2011. As at February 29, 2012, the Company included $40,000 in accrued liabilities.

9.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of mineral properties. The Company does not have any externally imposed capital requirements to which it is subject.

The Company considers all components of shareholders’ equity to be capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares or dispose of assets or adjust the amount of cash.

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

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

10.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company’s financial instruments consist of cash, accounts payable, due to related parties, and warrant liability.

The following table summarizes information regarding the carrying and fair values of the Company’s financial instruments:

	February 29, 2012		February 28, 2011
	Fair Value	Carrying	Fair Value	Carrying
		Value		Value
FVTPL asset (i)	$537,722	$537,722	$165,165	$165,165
FVTPL liability (ii)	58,424	58,424	716,552	716,552
Other financial liabilities (iii)	352,818	352,818	396,746	396,746

i)	Cash
ii)	Warrant liability
iii)	Accounts payable and amounts due to related parties

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

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

10.	FINANCIAL INSTRUMENTS - continued

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	2012

Cash	$537,722	-	-	537,722

Derivative liability	-	4,022	-	4,022

Warrant liability	-	58,424	-	58,424

The Company believes the recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates.

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

Foreign Exchange Risk

The Company bears significant foreign exchange risk as the majority of the cash is held in US dollars. As at February 29, 2012, with other variables unchanged, a 1% change in the value of the US Dollar against the Canadian Dollar would have an impact of $45,513 on the comprehensive loss.

Interest Rate Risk

The Company is not exposed to significant interest rate risk.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

11.	INCOME TAXES

The following table reconciles the amount of income taxes recoverable on application of the combined statutory Canadian federal and provincial income tax rates.

	2012	2011

Combined statutory tax rate	26.25%	28.18%

Income tax recovery at combined statutory rate	$(256,568)	$(772,565)
Permanent differences	(260,326)	258,266
Reduction in tax rates	23,352	53,901
Unrecognized deferred tax assets	493,542	460,398

Deferred income tax recovery	$-	$-

Significant components of the Company’s deferred income tax assets are shown below:

	2012	2011

Non-capital loss carry forwards	$1,168,263	$687,217
Eligible capital expenditures	183	180
Share issuance costs	85,988	101,495
Mineral properties	94,101	66,100
Deferred income tax asset	1,348,535	854,992
Unrecognized deferred tax asset	(1,348,535)	(854,992)
Deferred income tax assets	$-	$-

As of February 29, 2012 the company had approximately $4,673,000 (February 28, 2011: $2,749,000) of non-capital loss carry forwards available to reduce the taxable income for future years. The non-capital losses expire as follows:

2027	$22,000
2028	72,000
2029	69,000
2030	858,000
2031	1,728,000
2032	1,924,000
$4,673,000

The company also has certain allowances with respect to resource development and exploration costs of approximately $264,000, which, subject to certain restrictions, are available to be offset against deferred taxable income.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

12.	ADOPTION OF IFRS - continued

a)    Transition to IFRS

The Company has adopted IFRS effective March 1, 2011 with a transition date of March 1, 2010 (“Transition Date”). Prior to the adoption of IFRS the Company prepared its financial statements in accordance with Canadian GAAP.

The comparative information presented in these first annual financial statements for the year ended February 28, 2011, and the opening financial position as at March 1, 2010 have been prepared in accordance with the accounting policies referenced in Note 3 and IFRS 1, First-Time Adoption of International Financial Reporting Standards.

b)    Initial elections upon adoption

The Company adopted IFRS in accordance with IFRS 1 which requires the retrospective application of IFRS at the Transition Date with all adjustments to assets and liabilities taken to deficit, subject to mandatory exceptions and the application of optional exemptions. The IFRS 1 exceptions applied in the conversion from Canadian GAAP to IFRS by the Company are explained as follows:

(i)

Share-based payments – The Company elected under IFRS 1 to apply IFRS 2, Share-Based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

(ii)

Business combinations – The Company elected under IFRS 1 to not to apply IFRS 3, Business Combinations retrospectively to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.

(iii)

Compound financial instruments – The Company has elected under IFRS 1 not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the Transition Date.

(iv)

Foreign currency translation - The Company has elected to deem all foreign currency translation differences that arose prior to the Transition Date in respect of all foreign operations to be nil at the date of transition

c)    Reconciliation between Canadian GAAP and IFRS

In preparing the Company’s first annual financial statement in accordance with IFRS, management noted that adjustments related to flow-through shares, share based payments, and warrant liability were necessary to be made by the Company previously in its financial statements prepared in accordance with Canadian GAAP.

Flow-through shares

Under Canadian GAAP, when flow-through shares are issued, they are initially recorded in share capital at their issue price less the deferred tax liability related to the renounced expenditures. Under IFRS, flow-through shares are recognized based on the quoted price of the existing shares on the date the Company and the investors agree to the transaction. The difference (“premium”) between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a flow-through share related liabilities which is reversed into the statement of loss within other income when the eligible expenditures are incurred. The amount recognized as flow-through share related liabilities represents the difference between the fair value of the common shares and the amount the investor pays for the flow-through shares.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

12.	ADOPTION OF IFRS

c)    Reconciliation between Canadian GAAP and IFRS - continued

The cumulative premium and renunciation adjustment as at March 1, 2010 related to flow-through shares issued before March 1, 2010 is $37,562. As at February 28, 2011 no additional cumulative premium and renunciation adjustment were identified under IFRS.

Share-based payments

The Company adjusted the share-based payment expense relating to performance based share options held by non-employees of the Company due to a change in measurement date under IFRS. As a result, an adjustment of $32,552 was required on the application of IFRS 2 at the transition date and an adjustment of $126,457 was required for the year ended February 28, 2011.

Warrant liability

The Company’s functional currency is the U.S. Dollar and it has issued and outstanding warrants that have an exercise price denominated in Canadian Dollars. For IFRS purposes, all the Company’s warrants are classified and accounted for as derivatives and are recorded as liabilities carried at their fair value. Any changes in the fair value from period to period are recorded as a gain or loss in the statement of operations and comprehensive loss. The cumulative adjustment as at March 1, 2010 related to the warrant liabilities was an increase in warrant liabilities of $108,372, and a corresponding decrease of $659,630 and $551,258 to contributed surplus and deficit, respectably. For the year ended February 28, 2011, the adjustment related to warrant liabilities was an increase in warrant liabilities of $608,180, a loss on warrant liabilities of $245,988, and a corresponding decrease in contributed surplus of $362,192.

The February 28, 2011 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

	February 28,	Effect of	February 28,
	2011	IFRS	2011
	Canadian
	GAAP	Transition	IFRS

Total Assets	$4,675,795	$-	$4,675,795

Total Liabilities	$396,746	$716,552	$1,113,298

Shareholders’ Equity
Share capital	6,636,776	37,562	6,674,338
Contributed surplus	1,981,060	(862,813)	1,118,247
Accumulated other comprehensive income	(338,549)	-	(338,549)
Deficit	(4,000,238)	108,699	(3,891,539)

Total Shareholders' Equity	4,279,049	(716,552)	3,562,497

Total Liabilities and Shareholders' Equity	$4,675,795	$-	$4,675,795

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

12.	ADOPTION OF IFRS - continued

The March 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Effect of
	March 1, 2010	IFRS	March 1, 2010
	Canadian GAAP	Transition	IFRS

Total Assets	$5,706,053	$-	$5,706,053

Total Liabilities	$56,163	$108,372	$164,535

Shareholders’ Equity

Share capital	6,288,322	37,562	6,325,884

Contributed surplus	992,715	(627,078)	365,637

Deficit	(1,631,147)	481,144	(1,150,003)

Total Shareholders' Equity	5,649,890	(108,372)	5,541,518

Total Liabilities and Shareholders' Equity	$5,706,063	$-	$5,706,053

The February 28, 2011 Canadian GAAP statement of operations and comprehensive loss has been reconciled to IFRS as follows

	Year ended		Year ended
		Effect of
	February 28, 2011	IFRS	February 28, 2011
	Canadian GAAP	Transition	IFRS

Revenue	$-	$-	$-

Total Expenses	2,501,592	126,457	2,628,049

Total other items	(132,501)	245,988	113,487

Net loss and comprehensive loss	$2,369,091	$372,445	$2,741,536

There is no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under previous Canadian GAAP.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011
(Expressed in Canadian Dollars)

13	SUBSEQUENT EVENTS

	a)	On March 26, 2012, the Company issued 46,190 common shares to a consultant for services valued at $2,448.

	b)	On March 28, 2012, the Company issued 500,000 common shares in a non-brokered private placement at $0.07 per share for proceeds of $35,000.

c)

On May 3, 2012, the Company closed a definitive purchase agreement whereby the Company acquired mineral concessions totaling 4,200 hectares and other rights at the Salar de Pedernales, Chile. In connection with closing, the Company issued 2 million shares to Gareste and granted a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by the Company for US$2 million prior to commercial production. (Note 8c).

d)

On May 3, 2012 the Company entered into a joint venture agreement with Gareste at the Salar de Maricunga for concessions totaling 1,220 hectares along with other rights. The earn-in/joint venture agreement for Maricunga calls for the Company to perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project, as set forth in the following table:

MILESTONE	CASH PAYMENT US $	COMMON SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		200,000
One year from May 3, 2012	100,000	100,000
Two years from May 3, 2012	100,000	100,000
Three years from May 3, 2012	100,000	100,000
Delivery of scoping study		100,000	10%
Delivery of pre-feasibility study ("PFS") 180 days after Delivery of PFS	100,000	100,000	20%
Delivery of bankable feasibility study ("BFS") 180 days after Delivery of BFS	100,000	300,000	40%
Receipt of actual funds from project debt financing to build production facility based on BFS	1,000,000	1,000,000	10%
Totals	1,500,000	2,000,000	80%

The Company can earn a 70% interest in Maricunga by delivering the three studies, paying the first four cash payments and issuing common shares as set out in the preceding table. The Company has the right to terminate the earn-in at any time at its sole discretion. The Company can earn a further 10% in the Maricunga project by providing financing for the debt portion of the capital to build the project, and an additional 10% of the project by providing Gareste with the funds to complete construction. Gareste also was granted a 2% NSR royalty capped at US$6 million, one-half of which can be repurchased by the Company for US$2 million prior to commercial production. All common shares issued to Gareste will be subject to a hold period in accordance with applicable securities laws.

ITEM 19                      Exhibits

The following exhibits are being filed as part of this annual report, or are incorporated by reference where indicated:

1.	Incorporation Documents

1.1	Articles of Incorporation of Pan American Lithium Corp.(1)

4.	Material Agreements

4.1	Share Exchange Agreement-Sociedad Gareste Limitada Amended and Restated Share Exchange Agreement-Sociedad Gareste Limitada(1)

4.6	Consulting and Professional Services Agreement between JVM Management Ltd. and Etna Resources Inc. dated November 3, 2009(2)

4.7	Consulting and Professional Services Agreement between Sage Associated, Inc. and Etna Resources Inc. dated November 1, 2009(2)

4.8	Consulting Services Agreement between Kriyah Consultants LLC. and Etna Resources Inc. dated November 1, 2009(2)

4.9	Consulting Services Agreement between Tim Lowenstein and Etna Resources Inc. dated November 1, 2009(2)

4.10	Employment Agreement between Etna Resources Inc. and Andrew Brodkey dated November 1, 2009(2)

4.11	Independent Director Agreement between Pan American Lithium Corp. and Ronald Richman dated April 30, 2010(2)

4.12	Independent Director Agreement between Pan American Lithium Corp. and David Terry dated April 30, 2010(2)

4.13	Amended and Restated Consulting Services Agreement dated May 3, 2011 by and between Level 3 Capital Management Inc. and Pan American Lithium Corp.(2)

4.14	A Purchase Agreement between Pan American Lithium Corp. and Sociedad Gareste, Limitada (“Gareste”) dated February 14, 2011.(3)

4.15	A binding letter of intent with Gareste dated February 14, 2011 to acquire interests through joint ventures in two new lithium brine projects.(3)

4.16	A Joint Venture Agreement with Gareste dated April 30, 2012 to acquire an interests through joint ventures in one new lithium brine projects.

8.	List of Subsidiaries

8.1	The Company currently holds a 99% interest in South American Lithium Company S.A. Cerrada, a company governed by the laws of Chile.

12.	Certification

12.1 *	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Andrew Brodkey.

12.2 *	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Frank Garcia.

13.1 *	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Andrew Brodkey.

13.2 *	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Frank Garcia.

*	Filed herewith.

(1)	Incorporated by reference to the Company’s registration statement on Form F-1 filed on June 3, 2010
(2)	Incorporated by reference to the Company’s registration statement on Form F-1 filed on October 27, 2010
(3)	Incorporated by reference to the Company’s annual report on Form 20-F filed on August 31, 2011

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew Brodkey
President and Chief Executive Officer
(Principal Executive Officer)

Date: July 13, 2012