Form 20-F
period 2024-02-29
First Phosphate Corp.
filed 2024-07-08
CIK 1490078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 29, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-54260
First Phosphate Corp.
(Exact name of Registrant as specified in its charter)
British Columbia
(Jurisdiction of incorporation or organization)

1055 West Georgia Street 1500 Royal Centre, P.O. Box 11117 Vancouver, British Columbia V6E 4N7
(Address of principal executive offices) Bennett Kurtz 1055 West Georgia Street 1500 Royal Centre, P.O. Box 11117 Vancouver, British Columbia V6E 4N7 (416) 200-0657
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of February 29, 2024: 73,786,772

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

In this Form 20-F, the terms “we”, “our”, “us”, the “Company”, “Corporation” and “First Phosphate” refer, unless the context requires otherwise, to First Phosphate Corp, and its predecessor corporations. All capitalized terms not otherwise defined have the meanings ascribed to them in the “Commonly Used Defined Terms” section.

METRIC EQUIVALENTS

In this Form 20-F, metric units are used with respect to the Corporation’s various mineral properties and operations:

Abbreviation	Meaning	Abbreviation	Meaning
μm	microns, micrometre	m3/s	cubic metre per second
$	Dollar	m3/y	cubic metre per year
$/t	dollar per metric tonne	mØ	metre diameter
%	percent sign	m/h	metre per hour
% w/w	percent solid by weight	m/s	metre per second
¢/kWh	cent per kilowatt hour	Mt	million tonnes
°	Degree	Mtpy	million tonnes per year
°C	degree Celsius	min	minute
cm	Centimetre	min/h	minute per hour
d	Day	mL	millilitre
ft	Feet	mm	millimetre
GWh	gigawatt hours	MV	medium voltage
g/t	grams per tonne	MVA	mega volt-ampere
h	Hour	MW	megawatts
ha	Hectare	oz	ounce (troy)
hp	Horsepower	Pa	Pascal
k	kilo, thousands	pH	measure of acidity
kg	Kilogram	ppb	part per billion
kg/t	kilogram per metric tonne	ppm	part per million
km	Kilometre	s	second
kPa	Kilopascal	t or tonne	metric tonne
kV	Kilovolt	tpd	metric tonne per day
kW	Kilowatt	t/h	metric tonne per hour
kWh	kilowatt-hour	t/h/m	metric tonne per hour per metre
kWh/t	kilowatt-hour per metric tonne	t/h/m2	metric tonne per hour per square metre
L	Litre	t/m	metric tonne per month
L/s	litres per second	t/m2	metric tonne per square metre
lb	pound(s)	t/m3	metric tonne per cubic metre
M	Million	T	short ton
m	Metre	tpy	metric tonnes per year
m2	square metre	V	volt
m3	cubic metre	W	Watt
m3/d	cubic metre per day	wt%	weight percent
m3/h	cubic metre per hour	yr	year

CURRENCY

All amounts are expressed in Canadian dollars unless otherwise stated.

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this Form 20-F to:

“ABF” means American Battery Factory Inc. of Utah, USA;

“Acceleration Right” means the right of the Company to elect to accelerate the expiry date of the 2025 Warrants in the event that the volume weighted average trading price of the Common Shares on any recognized stock exchange equals or exceeds $0.80 for any five (5) consecutive trading days, in which case if the Company elects to accelerate the 2025 Warrants they will expire thirty (30) days after the date that the Company issues a press release triggering the Acceleration Right;

“Accelerated Expiry” means the right of the Company to elect to accelerate the expiry date of the April 2023 Warrants in the event that the volume weighted average trading price of the Company’s Common Shares on any recognized stock exchange equals or exceeds $2.00 for any five (5) consecutive trading days, in which case if the Company elects to accelerate the April 2023 Warrants they will expire thirty (30) days after the date that the Company issues a press release triggering the Accelerated Expiry;

“Additional Mineral Claims Agreement” means the agreement governing the Company’s acquisition of 13 additional mineral claims in the Bégin-Lamarche claim block representing approximately 612 ha. in the region of Saguenay-Lac-St-Jean, Quebec, for the consideration of $22,825 to be satisfied through the issuance of 27,173 Common Shares of at a price of $0.84 per Share;

“ACTO” means the cease trade order against the Company by the ASC on October 16, 2013;

“April 2023 FT Units” flow-through units issued by the Company as part of the April 2023 Private Placement, each April 2023 FT Unit consists of (i) one flow-through Common Share; and (ii) one half of one April 2023 Warrant;

“April 2023 HD Units” hard dollar units issued by the Company as part of the April 2023 Private Placement, each HD Unit consists of (i) one Common Share; and (ii) one half of one April 2023 Warrant;

“April 2023 Private Placement” means the private placement financing that the Company completed on April 25, 2023 for aggregate gross proceeds of $2,339,152;

“April 2023 Warrant” each whole April 2023 Warrant is exercisable for one Common Share at a price of $1.25 until 36 months from the date such April 2023 Warrant was issued, subject to the Accelerated Expiry;

“Annual Report” or “20-F” or “Form 20-F” means this annual report of the Company filed on Form 20-F;

“ASC” means Alberta Securities Commission;

“Audit Committee” has the meaning ascribed to it in National Instrument 52-110 – Audit Committees;

“August 2022 Private Placement” means the private placement financing that the Company completed on August 23, 2022 for aggregate gross proceeds of $2,157,250;

“BCBCA” means Business Corporations Act (British Columbia);

“BCCTO” means the cease trade order issued by the British Columbia Securities Commission against the Company on July 17, 2013;

“BCSC” means British Columbia Securities Commission;

“Bégin-Lamarche Property” means the Bégin-Lamarche phosphate project;

“beneficial owner” has the meaning ascribed to it in Form 20-F;

“Bluesky Agreement” has the meaning ascribed to it in “Properties – Bluesky”;

“Board of Directors” or “Board” means the Company’s board of directors;

“CAM” means cathode active material;

“Collaboration Agreement” means the collaboration agreement entered into on April 9, 2024 between First Phosphate and the Pekuakamiulnuatsh First Nation of Mashteuiatsh, Quebec with respect to First Phosphate’s proposed phosphate mine and LFP CAM plant.

“Common Shares” means the common shares in the capital of the Company;

“Company” means First Phosphate Corp., a company formed under the laws of the province of British Columbia;

“Compensation Committee” means the Compensation Committee of the Company formed by the board of directors;

“Compensation Warrants” means the warrants to purchase Common Shares issued to certain finders in connection with the August 2022 Private Placement. The Compensation Warrants are exercisable at a price of $0.25 per Common Share, for a period of 24 months from the closing of the August 2022 Private Placement;

“Concurrent Financing” means the financing that the Company completed on December 1, 2022, December 22, 2022, December 30, 2022, January 17, 2023 and February 15, 2023 for aggregate gross proceeds of $4,454,651;

“Consolidation” has the meaning ascribed to it in the Section “Information on the Company, History and Development of the Company”;

“Credit Agreement” means the credit agreement dated December 29, 2023 to establish a secured revolving credit facility of $2,100,000, to be advanced in installments, entered into between the Company and certain directors of the Company;

“Credit Warrants” mean the warrants issued to certain directors under the terms of the Credit Agreement. Each Credit Warrant is exercisable for one Common Share at an exercise price of $0.40 per Common Share until 5 years after the date of the Credit Agreement;

“CSE” means the Canadian Securities Exchange;

“Dallaire Option” has the meaning ascribed to it in “Information on the Company – Property, Plants and Equipment”;

“Escrow Agent” Computershare Investor Services Inc.;

“Escrow Agreement” means the agreement between certain Shareholders of the Company and the Escrow Agent dated February 15, 2023;

“Escrowed Person” means each person other than the Company and the Escrow Agent who is a party to the Escrow Agreement;

“Escrowed Securities” means the securities of the Company subject to the Escrow Agreement;

“Financial Statements” means the financial statements of the Company prepared using IFRS and available on SEDAR+;

“First Phosphate” means the Company;

“Finder Warrants” means non-transferrable warrants, each exercisable for one Common Share at a price of $0.50 until December 31, 2025, subject to the Acceleration Right;

“FSE means the Frankfurt Stock Exchange;

“FT Units” flow-through units issued by the Company as part of the Concurrent Financing, each FT Unit consists of (i) one flow-through Common Share; and (ii) one half of one 2025 Warrant;

“Glen Eagle” means Glen Eagle Resources Inc., an arm’s length TSX Venture Exchange listed company that the Company entered into the Mineral Option Agreement with;

“HD Units” hard dollar units issued by the Company as part of the Concurrent Financing, each HD Unit consists of (i) one Common Share; and (ii) one half of one 2025 Warrant;

“IFRS” means International Financial Reporting Standards;

“IPL” means Integrals Power Limited of Milton Keynes, United Kingdom;

“January 2024 Acceleration Right” means the right of the Company to accelerate the expiry date of the January 2024 Unit Warrants and January 2024 Compensation Warrants in the event that the volume weighted average trading price of the Common Shares on any recognized stock exchange equals or exceeds $0.80 on the CSE for any five (5) consecutive trading days, in which case if the Company elects to accelerate the January 2024 Unit Warrants and the January 2024 Compensation Warrants they will expire thirty (30) days after the date that the Company issues a press release triggering the January 2024 Acceleration Right;

“January 2024 Compensation Share” means a Common Share issued in lieu of cash finder’s fees in connection with the January 2024 Private Placement”;

“January 2024 Compensation Warrant” means a warrant of the Company issued to eligible finders entitling the holder to purchase one Common Share at an exercise price of $0.50 until December 31, 2025 subject to the January 2024 Acceleration Right;

“January 2024 FT Shares” means a flow through common share of the Company issued at a price of $0.50 per flow-through common share of the Company;

“January 2024 HD Unit” means unit issued at a price of $0.40 per unit with each unit comprised of: (i) one Common Share and (ii) one half of one January 2024 Units Warrant;

“January 2024 Unit Warrant” means a warrant exercisable for one Common Share at a price of $0.50 per Common Share until December 31, 2025, subject to the January 2024 Acceleration Right;

“January 2024 Private Placement” means the private placement financing that the Company completed in three tranches closing December 22, 2023, December 29, 2023 and January 19, 2024 for aggregate gross proceeds of $8,223,475;

“June 2022 Private Placement” Means the financing the Company completed on June 28, 2022 where the Company issued 19,300,000 Common Shares at a price of $0.02 per share for aggregate gross proceeds of $386,000;

“LFMP” means lithium iron manganese phosphate;

“LFP” means lithium iron phosphate;

“LFP Battery” means lithium iron phosphate battery;

“LFP CAM” means lithium iron phosphate-based cathode active material;

“Listing” means the listing of the Common Shares of the Company for trading on the CSE;

“Listing Date” means the date of the bulletin issued by the CSE evidencing final CSE acceptance of the application for Listing;

“LMFP” means lithium manganese iron phosphate;

“Loan Agreement” means the loan agreement between Loomac Management Ltd. and the Company on January 8, 2021 pursuant to which the Company borrowed $10,000 to be used to pay expenses for the revival of the Company;

“Loan” means the funds advanced to the Company under the Loan Agreement;

“Loomac” means Loomac Management Ltd.;

“MD&A” means management’s discussion and analysis;

“Mineral Option Agreement” means the agreement with the optionor entered into on June 17, 2022 with respect to the payment of a 1% net-smelter royalty;

“Mineral Reserves” has the meaning ascribed to it in the Technical Report;

“Mineral Resources” has the meaning ascribed to it in the Technical Report;

“NEO” means Named Executive Officer as defined in NI 51-102;

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“NSR” means net-smelter royalty;

“Omnibus Plan” means the omnibus equity incentive plan adopted by the Company’s Board on July 26, 2023;

“Option” means an option to purchase a Common Share;

“OTC Pink Market” means the OTC Pink Market of OTC Markets Group, Inc.

“OTCQB” means the OTCQB market of OTC Markets Group, Inc.

“Partial Revocation Order” means the partial revocation order issued by the BCSC on December 16, 2020;

“PEA” means Preliminary Economic Assessment;

“Person” means any individual, firm, partnership, limited partnership, limited liability company or partnership, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning;

“PPA” means purified phosphoric acid;

“Pre-Consolidation Shares” means the common shares in the capital of the Company prior to the Consolidation;

“Lac à l’Orignal Property” or the “Property” means the Lac à l’Orignal phosphate project;

“Qualified Person” means Antoine Yassa, P. Geo, registered geologist of 3602 Rang des Cavaliers, Rouyn-Noranda, J0Z 1Y2;

“RSU” means restricted share units;

“RSU Plan” means the restricted share unit plan ratified and approved by Shareholders on August 25, 2022;

“Shareholder” means a holder of Common Shares in the capital of the Company;

“Technical Report Summary” means the Technical Report Summary, dated June 23, 2023 (incorporated by reference from the Company’s Registration Statement on Form 20-F, as filed with the SEC on March 12, 2024).

“Variation Order” means the variation order issued by the ASC on December 16, 2020; and

“Warrant” means a warrant to purchase a Common Share of the Company.

INTRODUCTION

First Phosphate Corp. was incorporated under the Business Corporations Act (British Columbia) on September 18, 2006 under the name of Etna Resources Inc. On January 20, 2010, Etna Resources Inc. changed its name to Pan American Lithium Corp. On September 23, 2011, Pan American Lithium Corp. authorized a class of preferred shares without par value and allowed for the issuance of an unlimited number of preferred shares without value. On November 26, 2012, Pan American Lithium Corp. changed its name to First Potash Corp. On June 29, 2022, First Potash Corp. changed its name to First Phosphate Corp.

We are a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the LFP Battery industry. We are committed to producing at high purity level and with low anticipated carbon footprint. We plan to vertically integrate from mine source directly into the supply chains of major North American LFP battery producers that require battery grade LFP cathode active material emanating from a consistent and secure supply source. We hold over 1,500 sq. km of royalty-free district-scale land claims in the Saguenay-Lac-St-Jean Region of Quebec, Canada that we are actively developing. Our properties consist of rare anorthosite igneous phosphate rock that generally yields high purity phosphate material devoid of high concentrations of harmful elements.

The Common Shares are listed for trading on the CSE under the trading symbol “PHOS”, on the OTC Pink Market under the trading symbol “FRSPF”, and on the FSE under the trading symbol “KD0.”

First Phosphate is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our financial statements appearing in this Annual Report are prepared in Canadian dollars and in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), as described in Note 3 to the financial statements as at February 29, 2024, February 28, 2023 and February 28, 2022 and for the years then ended. The unaudited condensed interim financial statements as at August 31, 2023 and 2022 and for the six months then ended have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the IASB. All references in this Annual Report to “dollars” or “$” are to Canadian dollars.

The following table sets forth the rate of exchange for the USD expressed in CAD in effect on the last business day of the year indicated based on the posted Bank of Canada exchange rates.

United States Dollars as expressed in Canadian Dollars	Year Ended February 28,
	2024	2023	2022	2021
Rate at end of period	$1.3570	$1.3609	$1.2698	$1.2685
Average rate for period	$1.3500	$1.3135	$1.2528	$1.3341
High for period	$1.3875	$1.3856	$1.2942	$1.4496
Low for period	$1.3128	$1.2451	$1.2040	$1.2530

The daily average exchange rate on July 5, 2024, as reported by the Bank of Canada for the conversion of USD into CDN was USD$1.00 equals CDN$1.3633 (CDN$1.00 equals USD$0.7335).

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we file any of these documents as an exhibit to this Annual Report, you may read the document itself for a complete description of its terms.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information set forth in this Form 20-F may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; reliance on key personnel; the potential for conflicts of interest among certain officers, directors, or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our Common Share price and volume and the additional risks identified in the “Risk Factors” section of this Form 20-F or other reports and filings with applicable securities regulations. The Company cautions that such list of factors is not exhaustive, and that, when relying on forward-looking information to make decisions with respect to the Company, readers should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking information. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws of the United States and Canada. Investors are cautioned against attributing undue certainty to forward-looking statements.

Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Item 3.D. Risk Factors”. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included in this Form 20-F, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk and the securities must be considered highly speculative. You should consider carefully all of the risks described below, together with the other information contained in this Form 20-F, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the securities offered hereunder. Additional risks and uncertainties not presently known to us, or which we currently deem not to be material, may also have a material adverse effect. Prospective investors and shareholders should consider carefully all of the information set out in this Form 20-F and the risks attaching to an investment in us before making any investment decision and consult with their own professional advisors where necessary.

The risks and uncertainties described in this Form 20-F are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could be materially and adversely affected.

Risks Associated with Our Operations and Mineral Exploration

We have a limited operating history.

Following the issuance of the partial revocation orders to the BCCTO and ACTO on December 16, 2020, the Company began operations again under new management. The Company has a limited operating history and no operating revenues. There is no assurance that our mineral properties or any other property or business that the Company has or may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future.

The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the establishment of any business. We will have limited financial resources and there is no assurance that additional funding will be available to us for further operations or to fulfill our obligations under applicable agreements. There is no assurance that we will be able to generate revenues, operate profitably, or provide a return on investment, or that we will successfully implement our plans.

The loss of key personnel could adversely affect our operations.

Our senior officers are critical to our success. In the event of the departure of a senior officer, there can be no assurance that we would be successful in attracting and retaining qualified successors. Recruiting qualified personnel as we grow is critical to our success. The number of persons skilled in the acquisition, exploration, and development of mining properties is limited, and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, engineering, geological and other personnel. If we are not successful in attracting and training qualified personnel, the efficiency of our operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and our financial condition. We are particularly at risk at this stage of our development as we rely on a small management team, the loss of any member of which could cause severe adverse consequences.

The natural resource industry is highly competitive, and our failure to successfully compete could have a material adverse effect on our business, financial condition, or results of operations.

We will actively compete for resource acquisitions, exploration leases, licences, concessions, and skilled industry personnel with a substantial number of other mining companies, many of which have significantly greater financial resources than us. Our competitors will include major integrated mining companies and numerous other independent mining companies and individual producers and operators, some of which may have greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than we have to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect our ability to acquire suitable new properties in the future. Competition could also affect our ability to raise financing to fund the exploration and development of our properties, to hire qualified personnel or to otherwise operate the Company. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition, or results of operations.

We operate in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on our operations.

Our mineral properties are in early exploration stages and are without a known body of commercially exploitable resources. Exploration for mineral resources involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The risks and uncertainties inherent in exploration activities include but are not limited to: general economic, market and business conditions, the regulatory process and actions, failure to obtain necessary permits and approvals, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the occurrence of unexpected events and management’s capacity to execute and implement its future plans. The discovery of mineral deposits is dependent upon several factors, not the least of which are the technical skills of the exploration personnel involved and the capital required for the programs. The cost of conducting exploration programs may be substantial and the likelihood of success is difficult to assess. There is no assurance that our mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that even if commercial quantities of ore are discovered that a new ore body will be developed and brought into commercial production. The commercial viability of a mineral deposit once discovered is also dependent upon several factors, most of which are beyond our control and may result in the Company not receiving adequate return on investment capital.

We may be unable to obtain the substantial funds required to continue our operations.

Substantial expenditures are required to establish mineral reserves through drilling and the estimation of mineral reserves or mineral resources in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Reserves and Mineral Resources. Although significant benefits may be derived from the discovery of a major mineralized deposit, we may not discover minerals in sufficient quantities or grades to justify a commercial mining operation and the funds required for development may not be obtained on a timely basis or may not be obtainable on terms acceptable to us. Estimates of mineral reserves and mineral resources can also be affected by environmental factors, unforeseen technical difficulties and unusual or unexpected geological formations. In addition, the grades of minerals ultimately mined may differ from those indicated by drilling results. Material changes in mineral reserve or mineral resource estimates, grades, stripping ratios or recovery rates may affect the economic viability of any project.

We may fail to obtain required permits and licences which could adversely impact our operations and profitability.

In the ordinary course of business, we are required to obtain new governmental permits as well as renew permits for exploration and development activities and any ultimate development, construction, and commencement of new mining operations. Obtaining or renewing necessary permits can be a complex and time-consuming process, which at times may involve several political jurisdictions and different government agencies that may not have the necessary expertise, resources or political disposition needed for efficient and timely processing and may require public hearings and costly undertakings on our part. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by permitting authorities and timeframes for agency decisions. We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed what we believe we can recover from our mineral properties once in production. Any unexpected delays or costs associated with the permitting process could slow exploration and/or development or impede the eventual operation of a mine and could adversely impact our operations and profitability.

We may be unable to successfully identify suitable acquisition candidates and business partners, negotiate acceptable terms or integrate their operations with ours.

We will evaluate from time-to-time opportunities to acquire or enter into joint ventures in respect of mining assets and businesses. These acquisitions and joint ventures may be significant in size, may involve granting rights to third parties, may change the scale of our business and may expose us to new geographic, political, operating, financial and geological risks. Our success in our acquisition and joint venture activities will depend on our ability to successfully negotiate arrangements, identify suitable acquisition and joint venture candidates and partners, acquire or enter into a joint venture with them on acceptable terms and integrate their operations successfully with ours.

We may be unable to protect our information systems or prevent cyber-attacks and security breaches.

Our operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism, and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Our inability to access adequate infrastructure for our exploration, development and processing activities could negatively affect our business, financial condition, results of operations, cash flows or prospects.

Exploration, development and processing activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay the exploration or development of our mineral properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of our mineral properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, civil unrest, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect our ability to carry out exploration and future development operations and could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

We are subject to political regulatory risks  which may adversely affect our ability to continue to explore, develop and operate our properties.

Any changes in government policy may result in changes to laws affecting ownership of assets, exploration policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both our ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as our ability to continue to explore, develop and operate those properties in which we have an interest or in respect of which we have obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

We are subject to substantial environmental requirements which could cause a restriction or suspension of our operations.

Environmental and other regulatory requirements will affect our future operations, including exploration and development activities and commencement of production on our mining properties. Such projects will require permits from various federal and local governmental authorities and such operations are and will be governed by laws and regulations governing exploration, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities often experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and studies, which may require that environmental impact studies be conducted before permits can be obtained, may be necessary prior to operation of our mining properties and there can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of ore extraction facilities at our mining properties on terms which enable operations to be conducted at economically justifiable costs.

Our failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of the mining exploration activities and may have civil or criminal fines or penalties imposed on us for violations of applicable laws or regulations and environmental laws.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or exploration costs or require abandonment or delays in the exploration or future development of new mining properties.

Our mineralization estimates may be inaccurate, which could negatively impact our projected revenues and cause us to fail to obtain the necessary capital to operate.

Unless otherwise indicated, mineralization figures presented by the Company in filings with securities regulatory authorities, press releases and other public statements that may be made from time to time, are based upon estimates made by our personnel and independent geologists. These estimates are inherently imprecise, as they depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. As a result, there can be no assurance that mineral resource or other mineralization figures or estimates of costs (including initial capital costs and initial capital intensity) and expenses will be accurate, nor that the resource mineralization could be mined or processed profitably.

We are dependent on two properties , and our failure to explore and develop these properties would adversely affect our future revenue and profits.

We currently have only two projects: the Lac à l’Orignal Property and the Bégin-Lamarche Property. Both properties are prospective for phosphate, and both are located in Quebec, Canada. In the absence of additional mineral projects, we are dependent upon their exploration and development for future revenue and profits. Should additional exploration and development of the Lac à l’Orignal Property or Bégin-Lamarche Property not be possible or practicable for political, engineering, technical, regulatory, economic or other reasons, then our business and financial position will be significantly and adversely affected.

We have no guarantee of clear title to our mineral properties, and we could lose title and ownership of our properties, which would have a negative effect on our operations and valuation.

Although we have or will receive title opinions for any material properties in which we have an interest, there is no guarantee that title to such properties will not be challenged or impugned. Our properties may be subject to prior unregistered agreements or transfers or indigenous land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to our title to a property or to the precise area and location of a property could cause delays or stoppages to our exploration activities or loss of our rights to explore, develop and extract any ore on that property without reimbursement to us. Any such delays, stoppages or loss of title would likely have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to a variety of civil or other legal proceedings, which may adversely affect our business, operating results or financial condition.

The Company and/or our directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of our business, we may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition.

Our exploration activities require significant amounts of capital that may not be recovered.

Mineral exploration activities are subject to many risks, including the risk that no commercially productive or extractable resources will be encountered. There can be no assurance that our activities will ultimately lead to an economically feasible project or that we will recover all or any portion of our investment. Mineral exploration often involves unprofitable efforts, including drilling operations that ultimately do not further our exploration efforts. The cost of minerals exploration is often uncertain, and cost overruns are common. Our drilling and exploration operations may be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, protests, compliance with governmental requirements, including permitting issues, and shortages or delays in the delivery of equipment and services.

The Company may expand into other geographic areas, which could increase the Company’s operational, regulatory and other risks.

While currently all of the Company’s exploration activities are in Canada, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Company may not be able to successfully identify suitable acquisition and expansion opportunities, or integrate such operations successfully with the Company’s existing operations.

Financing Risks

We may be unable to obtain the additional funding we need to continue our operations.

We will be dependent on third-party financing, whether through debt, equity or other means. There is no assurance that we will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to us. Volatile resource markets, a claim against the Company, a significant event disrupting our business or other factors may make it difficult or impossible to obtain financing through debt, equity or other means on favorable terms, or at all. In addition, any future financing may also be dilutive to our existing shareholders.

We may be unable to continue as a going concern.

Our audited financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The assessment of our ability to continue as a going concern and to raise sufficient funds to pay for our ongoing operating expenditures and meet our liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances. Our future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing equity or debt financings or in achieving profitability.

Risks Relating to our Common Shares

The market for our Common Shares is subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell our Common Shares.

In recent years, the securities markets in Canada and the United States, and the CSE in particular, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values, or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the Common Shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows, or earnings.

The price of our Common Shares may be adversely affected by declines in the prices of certain minerals.

The price of the Common Shares, our financial results, exploration, and development activities may in the future be adversely affected by declines in the prices of certain minerals. Prices for minerals fluctuate widely and are affected by numerous factors beyond our control, such as the sale or purchase of commodities by various central banks and financial institutions, expectations of inflation or deflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, international supply and demand, speculative activities and increased production due to new mine developments, improved mining and production methods and international economic and political trends. Our future revenues, if any, are expected to be in large part derived from mining and sale of minerals or interests in properties related thereto. The effect of these factors on the price of minerals, and therefore the economic viability of any of our exploration projects, cannot accurately be predicted.

We do not intend to pay dividends on our Common Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.

Because we have no near-term plans to pay cash dividends on our Common Shares, investors must look solely to share appreciation for a return on their investment. We anticipate retaining all available funds and any future earnings to finance our further growth and there is no expectation that we will declare or pay any cash dividends on our Common Shares in the near term. Accordingly, investors will only see a return on their investment if the value of our Common Shares appreciates.

Further equity financings may lead to the dilution of our Common Shares.

In order to finance future operations, we may raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. We cannot predict the size of future issuances of Common Shares or the size and terms of future issuances of debt instruments or other securities convertible into Common Shares or the effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective security holders. Demand for equity securities in the mining industry has been weak; therefore, equity financing may not be available on attractive terms and, if available, will likely result in significant dilution to existing shareholders.

We are subject to risks associated with evolving corporate governance and public disclosure regulations.

The Company is subject to changing rules and regulations promulgated by the United States and Canadian governmental and self-regulated organizations, including the SEC, the CSA, any exchange or marketplace on which the Company’s securities are listed or trade, and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. The Company’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F as promptly as U.S. domestic issuers. In addition, we are permitted to disclose limited compensation information for our executive officers on an individual basis. Further, we are not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections afforded to shareholders of a company that is not a foreign private issuer.

First Phosphate may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

First Phosphate is a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) and is not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. First Phosphate may in the future lose foreign private issuer status if a majority of its common shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if (i) a majority of its directors or executive officers are U.S. citizens or residents; (ii) a majority of its assets are located in the United States; or (iii) its business is administered principally in the United States. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If First Phosphate is not a foreign private issuer, it may be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, First Phosphate may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. Further, if First Phosphate engages in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

Our independent registered public accountants identified material weaknesses in our internal controls over financial reporting in 2023 and 2024. We were unable to remediate material weaknesses identified in 2023, and if we are unable to remediate the identified material weaknesses in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

In connection with the audit of our financial statements for the years ended February 29, 2024, and February 28, 2023 and 2022, and the related statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended February 29, 2024, and February 28, 2023, 2022 and 2021, and the related notes and schedules (collectively referred to as the “financial statements”), our independent registered public accountants identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2023 and 2024, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to the Company’s preparation of its year-end financial statements, including ineffective resources to ensure correct application of IFRS guidance and review of financial statements. As a result, in 2023, there were material errors in the accounting over equity instruments and flow through liability, and in 2024, there were material errors in the accounting over classification of research and development expenses, loan commitment warrants issued and flow through liability. The second material weakness related to the Company’s financial statement close process and in preparing its year-end financial statements including ineffective resources to ensure timely preparation and review of account reconciliations and cut-off. As a result, there were material errors in the accounting over prepaids.

Following the identification of the material weaknesses in our 2023 audit, the Company undertook steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls including:

(i)	documenting and formally assessing our accounting and financial reporting policies and procedures; and

(ii)	increasing the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

The Company has begun, and will continue to take steps to remediate these material weaknesses and strengthen our internal control over financial reporting, including, in addition to the measures noted above:

(iii)	Increasing the use of third party legal advisors to, with the oversight of management, assist in the definition, implementation and oversight of processes and oversight of contract management and corporate governance.

(iv)	Commissioning third party consultants to help identify further steps in the remediation process.

To date, we have not remediated the material weaknesses identified above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future.  While we believe that these efforts will continue to improve our internal control over financial reporting, the implementation of these measures will be ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we are taking and intend to take, will be sufficient to maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

We believe that we were a passive foreign investment company (“PFIC”) for our tax year ending February 29, 2024 and may be classified as a PFIC for our current tax year or future tax years which could result in adverse U.S. federal income tax consequences for U.S. Holders of our Common Shares.

Generally, if for any tax year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets, and the composition of our income) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. In addition, for purposes of the PFIC asset test, the value of our assets will depend in part on the market price of our Common Shares, which may fluctuate significantly. Based on the composition of our activity and the fact that we are not yet producing revenue from our active operations, we believe we were a PFIC for our tax year ending February 28, 2023 and based on our current business plans and financial expectations we may be a PFIC in our current tax year and subsequent tax years, which could result in adverse U.S. federal income tax consequences for U.S. Holders (as defined under Item 10.E “Taxation-Certain Material U.S. Federal Income Tax Considerations” below) of our Common Shares.  If we are a PFIC, U.S. Holders of our Common Shares may be subject to adverse U.S. federal income tax consequences, such as the ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, potentially having a deemed interest charge applied to distributions by us and the U.S. Holder’s amount realized on a sale of the Common Shares, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation is a PFIC may be subject to United States federal income taxation under alternative tax regimes at the election of each such U.S. Holder. The United States federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a qualified electing fund (“QEF”) under Section 1295 of the Internal Revenue Code of 1986, as amended (the “Code”), or a mark-to-market election under Section 1296 of the Code. However, U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders may require to report under the QEF election rules, in the event that we are a PFIC, and a U.S. Holder wishes to make a QEF election. Thus, U.S. Holders may not be able to make a QEF election with respect to their Common Shares. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our Common Shares. For more information related to PFIC classification, see 10.E “Taxation-Certain Material U.S. Federal Income Tax Considerations–Passive Foreign Investment Company Considerations” below.

U.S. securityholders may not be able to enforce their civil liabilities against us or our directors, controlling persons and officers.

It may be difficult for securityholders in the United States to enforce actions against us on the basis of U.S. securities law liabilities. We are a corporation incorporated under the Business Corporations Act (British Columbia). All of our directors and officers are residents of Canada and all of our assets are located outside of the U.S. Consequently, it may be difficult for U.S. securityholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. In addition, you should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

Certain of our officers and directors may have conflicts of interest, which could have a negative effect on our operations.

Members of the Board may become directors of other reporting companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, the Board may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.

General Risks

Our financial results may be adversely affected by the outbreak of COVID-19, other pandemic or epidemic diseases and the related governmental responses thereto.

Public health threats, such as the COVID-19 outbreak, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world, could adversely impact our operations.

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets.

Although the incidence and severity of COVID-19 and its variants have diminished over time, periodic spikes in incidence occur. Many nations worldwide have significantly eased or eliminated restrictions that were enacted at the outset of the outbreak of COVID-19. In May 2023, the Director-General of the United Nations’ World Health Organization (WHO) declared an end to COVID-19 as a public health emergency of international concern. The COVID-19 pandemic and measures to contain its spread negatively impacted regional and global economies and trade patterns in the market in which we operate. Over time, the incidence of COVID-19 and its variants has diminished although periodic spikes in incidence occur. Consequently, restrictions imposed by various governmental health organizations may change over time. Several countries have lifted restrictions only to reimpose such restrictions as the number of cases rise and new variants arise. Negative impacts could occur, even though the pandemic has been downgraded by the WHO.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, and financial condition and the market price of the Common Shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate Overview

Since May 2022 the Company has been in the business of acquiring, exploring and developing igneous anorthosite rock mineral properties in the Saguenay-Lac-St-Jean Region of Quebec for the purposes of developing and producing apatite (phosphate) concentrate, ilmenite (titanium) concentrate and magnetite (iron) concentrate. The Company now holds over 1,500 sq. km of royalty-free district-scale land claims. The Company is in the exploration phase at the Lac à l’Orignal Property, in the advanced drilling phase at the Bégin-Lamarche Property and at the early exploration phase in the Bluesky Property. The Company continues to determine the commercial feasibility of each location.

The Company is a mineral development company fully dedicated to extracting and purifying phosphate for the eventual downstream production of CAM for the LFP battery industry. Through prudent downstream partnerships, the Company plans to vertically integrate from mine source to eventual production of purified phosphoric acid and LFP CAM for use in the manufacture of LFP batteries for various industries such as energy storage, electric vehicles (“EV”) and other industries.

Our corporate office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada. The Company’s registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, Canada. Our telephone number is +1 416 200-0657.

Additional information related to the Company is available on SEDAR+ at www.sedarplus.ca and https://www.firstphosphate.com/. We do not incorporate the contents of our website or of www.sedarplus.ca into this Annual Report. Information on our website does not constitute part of this Annual Report.  In addition, the U.S. Securities and Exchange Commission (the “SEC”) maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which can be viewed as www.sec.gov.

The Company’s Common Shares are listed for trading on the CSE under the trading symbol “PHOS”, on the OTC Pink Market under the trading symbol “FRSPF”, and on the FSE under the trading symbol “KD0.”

The authorized capital stock of the Company is an unlimited number of Common Shares and unlimited number of preferred shares issuable in series. As of the date of this Form 20-F, the Company has 74,867,570 Common Shares issued and outstanding.

The Company is a reporting issuer in all of the provinces and territories of Canada with Ontario as its principal regulator.

Important Events in the Development of the Business

The Company was incorporated as Etna Resources Inc. on September 18, 2006, under the provisions of the BCBCA.

The Company filed articles of amendment on:

●	January 20, 2010 to change its name to Pan American Lithium Corp.
●	September 23, 2011 to authorize a class of preferred shares without par value, and to allow for the issuance of an unlimited number of preferred shares without par value;
●	November 26, 2012 to change its name to First Potash Corp.
●	June 29, 2022 to change its name to First Phosphate Corp.

On January 10, 2023, the Company signed an LFP Production Technology Licensing Agreement with IPL. IPL will validate the Company’s LFP-grade purified phosphoric acid and iron sulphate for the use in LFP battery cells. IPL’s LFP CAM homologation process will use First Phosphate LFP-grade PPA and iron sulphate. IPL will provide an LFP production technology license to the Company in the production of LFP CAM at any First Phosphate LFP CAM production facilities to be built in Quebec or elsewhere in North America. A royalty fee of 1.5% will apply to all LFP CAM sales. The Company has acquired 7,386 common shares of IPL for a cost of $83,060 and has the right to make follow-on investments in future funding rounds.

On February 22, 2023, the Company listed its Common Shares for trading on the CSE.

On February 28, 2023, the Company listed its Common Shares on the Frankfurt Stock Exchange under ticker symbol “KD0”.

On March 9, 2023, the Company announced initial drill results from its Bègin-Lamarche property located in the region of Saguenay-Lac-St-Jean, Quebec, Canada.

On March 10, 2023, the Company acquired 13 additional mineral claims in the Bégin-Lamarche claim block representing approximately 612 ha. in the region of Saguenay-Lac-St-Jean, Quebec, for consideration of $22,825 through the issuance of 27,173 Common Share at a deemed price of $0.92 and actual price of $0.84 per Common Share pursuant to the Additional Mineral Claims Agreement.

On March 14, 2023, the Company announced the receipt of the final research report from Queen’s University Pufahl Research Group completed by Dr. Sandeep Banerjee, Postdoctoral Researcher and dated March 13, 2023: “Characterization of First Phosphate’s Lac à l’Orignal Phosphate Deposit, Lac-Saint-Jean Anorthosite (LSJA) Complex, Quebec, Canada: Implications for Supplying Lithium Ferro (Iron) Phosphate (LFP) Batteries”. The report is available on the Company’s website.

On March 20, 2023, the Company announced the Metallurgical Testwork results on mineralization sourced from its Lac à l’Orignal Property in the region of Saguenay- Lac-St-Jean, Quebec, Canada conducted by an independent laboratory, SGS Canada Inc., Quebec City, Quebec, and dated March 13, 2023 and titled “An Investigation Into Preliminary Metallurgical Testwork On A Phosphate Ore (Lac À L’orignal)”. The report is available on the Company’s website.

On March 24, 2023, the Company announced additional drill results from its Bégin-Lamarche Property located in the region of Saguenay-Lac-St-Jean, Quebec, Canada. These additional results are further to the Company’s press release dated March 9, 2023.

On March 31, 2023, Pierre Cossette, a consultant engaged by the Company as Vice President Public and Legal Affairs of the Company resigned from service. All of the 300,000 Options granted to the consultant have been cancelled and returned to the Omnibus Plan pool.

On April 3, 2023, the Company and the Regional Conference of the Prefects of the Saguenay-Lac-Saint-Jean Region of Quebec (“CMAX”) announced a collaboration agreement to the benefit of the Regional Economy. Under the agreement, the Company will be able to connect directly to the region’s entrepreneurial workforce to help the Company to operate its projects in a broader context and without supplier challenges. For CMAX, this agreement will facilitate positive economic impacts for construction companies, equipment manufacturers and their suppliers in the Saguenay-Lac-Saint-Jean Region of Quebec.

On April 24, 2023, the Company issued 1,205,217 non-flow through units at $0.70 per unit for gross proceeds of $843,652. Each non-FT unit consisted of one Common Share and one half of one Common Share purchase warrant. Each whole warrant is exercisable for one additional Common Share at a price of $1.25 until April 24, 2026. The value of share capital of $614,660 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $228,992 were allocated to warrants. The Company paid $22,760 as brokers’ fees and issued 12,514 warrants as brokers’ warrants with an exercise price of $1.25 per Common Share which expire on April 24, 2026. The fair value of the broker warrants was computed as $2,900 using the Black Scholes pricing model and recorded as share issuance costs.

On April 24, 2023, the Company issued 1,869,375 flow-through (“FT”) units at $0.80 per unit for gross proceeds of $1,495,500. Each FT unit consists of one flow-through Common Share and one half of one Common Share purchase warrant. Each whole warrant is exercisable for one additional non-flow through Common Share at a price of $1.25 until April 24, 2026. The value of share capital of $1,140,320 (before deduction of $186,938 flow-through premium) was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $355,180 were allocated to warrants. The Company paid $60,384 as brokers’ fees and issued 57,980 warrants as brokers’ warrants with an exercise price of $1.25 per Common Share which expire on April 24, 2026. The fair value of the warrants was computed as $13,438 using Black Scholes pricing model and recorded to share issuance costs.

On April 30, 2023, the Company issued 42,857 shares as finder’s fees for the above private placements with a fair value of $21,857. Additionally, the Company incurred legal fees of $36,218 with respect to the above private placements.

On May 11, 2023, the Company announced that members of its management team and Board had reached an agreement for the purchase of 50% of the escrowed Common Shares owned by Glen Eagle. The agreement was subject to customary closing conditions, including obtaining all necessary approvals under the escrow agreement and all applicable securities laws. Glen Eagle originally received Common Shares for the sale of the Lac à l’Orignal Property to the Company on September 12, 2022. This transaction closed on June 19, 2023 for aggregate consideration of $590,000 at the deemed price of $0.2185 per Common Share.

On May 17, 2023, the Company issued 7,143 Common Shares at $0.50 per Common Share for gross proceeds of $3,572, on the exercise of unit warrants. The fair value of warrants on the grant date was computed as $nil, accordingly no amount was reclassified upon exercise from contributed surplus to capital stock.

On May 19, 2023, Garry Siskos, CPA, CA was appointed Chief Operating Officer and Chief Financial Officer of the Company. The Company’s outgoing Chief Financial Officer, Bennett Kurtz, moved to the position of Chief Administrative Officer in addition to his role as Corporate Secretary. Gilles Laverdière was appointed as Chief Geologist for the Company.

On May 30, 2023, the Company provided a corporate update and included a list of achievements, milestones it proposes to achieve before the end of calendar year 2023, current strategic focus, a discussion of the Company’s competitive advantages, and updates with respect to the Company’s partnerships.

On June 5, 2023, the Company announced that it obtained final winter program drill results at its Bégin-Lamarche property located in the region of Saguenay-Lac-St-Jean, Quebec, Canada. 20 holes were drilled for a total of 4,274 metres.

On June 12, 2023, Isobel Sheldon, battery executive and entrepreneur, joined the Company’s advisory board.

On June 19, 2023, the Company commissioned a solventless, environmentally friendly phosphate concentration pilot plant located at the facilities of SGS in Quebec City, Quebec, Canada (the “SGS Pilot Plant”). The SGS Pilot Plant optimizes the Company’s metallurgical process for the production of a super high grade phosphate concentrate approaching 41% P2O5. The SGS Pilot Plant has produced over 900 kilograms of apatite concentrate which have been sent to the facilities of Prayon Technologies SA (“Prayon”), of Engis, Belgium, for the production of battery-grade PPA. The battery-grade PPA produced will then be sent to Company partners for homologation into their LFP CAM production processes. The SGS Pilot Plant also produces valuable, marketable recoveries of ilmenite and magnetite. The Company incurred total expenses of $449,156for the year ended February 29, 2024 with respect to the commissioning of the SGS Pilot Plant.

On June 19, 2023, the Company announced the completion of a share purchase agreement with Glen Eagle. Certain directors and officers of the Company acquired 2,700,000 Common Shares from Glen Eagle at $0.2185 per Common Share, amounting to a total cash payment of $590,000, pursuant to a share purchase agreement dated May 10, 2023. These shares were originally issued on August 24, 2022, at $0.25 per share to Glen Eagle under a purchase agreement for the Lac à l’Orignal Property.

On June 27, 2023, a consultant engaged by the Company as the capital markets consultant resigned from service. Of the 100,000 options issued to this consultant, 75,000 options were immediately cancelled pursuant to an option forfeiture agreement dated June 27, 2023, and 25,000 have vested and are exercisable until June 27, 2024. Additionally, on June 28, 2023, the Company settled an amount owed to him for services through the issuance of 179,104 Common Shares of the Company at $0.335 per Common Share.

On July 5, 2023, Armand MacKenzie, a First Nations mining executive, joined the Company’s advisory board.

On July 18, 2023, the Company entered into a memorandum of understanding with Norfalco, a division of Glencore Canada, to secure supply of sulfuric acid. Under the terms of the memorandum of understanding, and subject to the parties entering into a mutually agreeable definitive sulfuric acid supply agreement, the Company agreed that Norfalco will supply the sulfuric acid required for the Company’s future PPA and other industrial facilities to be located in Quebec. The Company and Norfalco agreed to continue to work together over the term of the memorandum of understanding.

On August 25, 2023, the Company held its annual general and special meeting of shareholders where the sole special business conducted was the ratification of the Company’s Omnibus Equity Incentive Plan (“Omnibus Plan”) by disinterested shareholders. The Omnibus Plan was approved and adopted by the Board on July 26, 2023. The Omnibus Plan will provide the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees and consultants, all granted under one plan which will allow such awards to be subject to the same administration and overall limits. The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of Common Shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the Common Shares issued and outstanding at the time of Option or RSU grant. The Omnibus Plan is a “rolling” maximum share plan, and any increase or reduction in the number of outstanding Common Shares will result in an increase or reduction, respectively, in the number of Common Shares that are available to be issued under the Omnibus Plan. Under the Omnibus Plan, eligible persons may (at the discretion of the Board) be allocated a number of restricted share units as the Board deems appropriate, with vesting provisions also to be determined by the Board. No payment, whether in cash or Common Shares, shall be made in respect of the settlement of any RSU later than December 15th of the third calendar year following the end of the calendar year in respect of which such RSU is granted. Each RSU entitles the recipient to receive a cash payment equal to the market value of a Common Share or, at the sole discretion of the Company, a Common Share. The expiry date of Options granted pursuant to the Omnibus Plan is set by the Board, and must not be later than ten (10) years from the date of grant.

On September 1, 2023, the Company reported up to 36.5% Phosphate Assay Result at its Larouche property in  Saguenay-Lac-St-Jean, Quebec, Canada and certain corporate updates. Peter Kent retired as President and Director of the Company. Mr. Kent remains involved with the Company as a member of its advisory board. Garry Siskos stepped down as COO/CFO of the Company. Bennett Kurtz, the predecessor CFO to Mr. Siskos, was appointed as the Company’s CFO in addition to his roles as the Company’s CAO, Corporate Secretary, and Director. The Company approved the grant of 250,000 stock options to each of two advisors of the Company (500,000 Options in aggregate), at an exercise price of $0.70 per share, with an expiry date of three years from the date of issuance. The Options are subject to time-based vesting such that increments of 25% vest every 6 months for 18 months with the first 25% vesting immediately. The terms of the Options granted are in accordance with the Company’s Omnibus Plan. The Company settled $193,200 owed to its directors and officers through the issuance of 508,421 common shares at $0.38 per share. The Company also settled $296,676 owed for services through the issuance of 780,726 common shares at $0.38 per share. The Company announced the grant of RSUs of the Company to certain directors, officers, and consultants of the Company in lieu of cash compensation. The Company granted 1,018,424 RSUs to certain directors, officers, and consultants of the Company in lieu of cash compensation. Such RSUs will vest in 2 tranches after 3 and 6 months of issuance and will be subject to a statutory four month and one day hold period. Each vested RSU entitles the holder to receive one Common Share.

The Company engaged Laura Stein for Investor Relations Activities (as defined in the CSE Policy) with the effective date of September 1, 2023. Ms. Stein’s engagement is for an initial term of 12 months ending on September 1, 2024, during which the Company has issued, as compensation to Ms. Stein 250,000 Options to vest over the course of the 12 month engagement, at the exercise price of $0.70 per Common Share, subject to minimum exercise price as set out in the CSE’s Policy. The Options are anticipated to vest at 25% per quarter over 9 months with the first 25% of such Options vesting on September 1, 2023.

On September 6, 2023, the Company received successful results for the pilot production of Merchant Grade Phosphoric Acid (MGA) from its phosphate concentrate. As previously announced on June 19, 2023, a 900 kilogram sample of apatite concentrate was produced at the First Phosphate pilot plant facilities at SGS Québec and was sent to the facilities of Prayon in Belgium for testing its suitability for the production of battery-grade PPA. Prayon has begun assessing product quality and process feasibility through pilot testing of the First Phosphate rock concentrate to determine the optimal process parameters for MGA production. On February 13, 2024, the Company announced that Prayon completed the second stage of the process to transform the MGA into PPA in conformity with the Prayon food grade / battery-grade specification.

On September 13, 2023, the Company announced that, it has entered into an agreement with ABF, pursuant to a memorandum of understanding, to support production of up to 40,000 tonnes of annual fully North American manufactured LFP CAM (the “ABF Agreement”). The initiative aims to bring production of LFP Batteries for the battery storage sector to North America. The following mutually beneficial arrangements in connection with the ABF Agreement were also announced:

●	First Phosphate and ABF are to co-operate to source a proven LFP technology partner to work with the companies to service ABF’s LFP CAM production needs in North America. First Phosphate is to source and supply local raw materials and manage logistics for the LFP CAM production process and is to work on close integration into ABF workflows.
●	ABF projects sustained annual demand for LFP CAM starting in 2026 and achieving up to 40,000 tonnes of annual LFP CAM requirement by 2028 at its first planned LFP battery manufacturing facility in Tucson, Arizona.
●	ABF intends to construct several other LFP battery manufacturing facilities across North America, each of which should require similar amount of LFP CAM. As plans for such additional sites are developed, ABF will work with First Phosphate on updated demand forecasts.

●	ABF and First Phosphate are to begin a homologation process whereby First Phosphate raw materials are to be integrated directly into LFP CAM produced for ABF. LFP CAM produced by way of the partnership is to be integrated into ABF battery cells and end-user energy storage products.
●	First Phosphate and ABF intend to co-operate in the development of an LFP battery ecosystem in North America and to consider the possibility of locating certain facilities at the Port of Saguenay, Quebec.

Partnership with Queen’s University Pufahl Research Group

On September 21, 2022, the Company first announced its partnership with the Pufahl Research Group at Queen’s University, Canada. The primary goal of the partnership is to determine the detailed mineralogy and geochemistry of phosphatic ore and waste minerals at Lac à l’Orignal, a step which complements the bulk geochemical assays and metallurgy being conducted by SGS Canada Inc. (Quebec / Lakefield). The acquisition of such high-resolution data using microscopy techniques is used to understand small variations in the chemistry of minerals forming the anorthosite host rock on a micron scale.

On September 29, 2023, the Company announced that it received a letter of interest from the Export-Import Bank of the United States (“EXIM”), where EXIM express that it would be able to provide financing in the amount of up to USD $170,000,000.00 to the Company. The letter of interest is in support of the procurement of U.S. goods and services by First Phosphate in Canada and is eligible for a maximum repayment term of 10 years and expires on October 14, 2024. The letter of intent does not represent a financing commitment and does not guarantee the Company’s access to any or all financing from EXIM. EXIM is to conduct its standard due diligence prior to issuing a final commitment for this transaction. All final commitments must be in compliance with EXIM policies as well as program, legal and eligibility requirements.

On October 10, 2023, the Company announced that it had appointed Jérôme Cliche, effective October 5, 2023, its Vice-President, Business Development. On October 5, 2023, Mr. Cliche was granted 150,000 options exercisable at $0.70 per share and 338,462 RSUs. 25% of the RSUs vested on October 5, 2023 and January 5, 2024, with the balance vesting on April 5 and July 5, 2024. On February 16, 2024, the Company and Mr. Cliche amended the terms of their consulting agreement such that Mr. Cliché ceased to be an officer of the Company and would remain a consultant to the Company until October 5, 2024. As part of the amended agreement, Mr. Cliche forfeited his Company options,

On November 30, 2023, the Company issued 450,001 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 143,827 common shares due to the exercise of RSUs for services received from consultants.

On November 29, 2023, the Company entered into a memorandum of understanding with Sun Chemical Corporation (“Sun Chemical”) for the development of intermediates used for the manufacture of LFP CAM to support the developing North American battery market. Under this agreement, Sun Chemical will use its qualified North America facilities to manufacture iron phosphate using the phosphate material of First Phosphate and its partners. Utilizing the network of both companies, the agreement will include the investigation of the best source of iron to use in the iron phosphate and lithium iron phosphate synthesis process with preferred consideration for Sun Chemical’s current manufacturing capabilities of iron oxide precursors and First Phosphate’s mining source recovery of magnetite.

On December 6, 2023, the Company entered into a memorandum of understanding with Lithium Australia Limited (“LIT”) (ASX: LIT) for the potential development of an LFP and LMFP CAM manufacturing plant in North America. LIT has developed proprietary technology to produce LFP / LMFP CAM through its wholly owned subsidiary VSPC Pty Ltd (“VSPC”). LIT is seeking a partner to support the commercialization of its LFP / LMFP technology through the development, construction and operation of a demonstration plant (“Demo Plant”) and an eventual commercial scale manufacturing facility (“Commercial Plant”).

The terms of the agreement include:

●	LIT to provide samples of LFP and LMFP to First Phosphate to enable CAM pre-qualification for First Phosphate potential clients.

●	Facilitation of LFP / LMFP CAM offtake discussions for LIT and First Phosphate potential clients.

●	Provision to LIT by First Phosphate of PPA samples for suitability in the production of LFP and LMFP CAM.

●	Agreement on PPA offtake for the Demo Plant and Commercial Plant.

●	Advancement of joint development and funding discussions for a 250-500 tonne per annum (“tpa”) LFP / LMFP Demo Plant based on LIT LFP / LMFP production technology.

●	Agreement on a joint development agreement (“JDA”) and associated funding by LIT for the development of a full scale commercial plant of 25,000 tpa or greater to serve LIT and FPC potential offtake clients.

●	The locating of the Demo Plant and Commercial Plant either in Queensland, Australia or in North America.

LIT has a conditional first right of refusal for offtake of up to 30% of spodumene produced by the Lake Johnston Lithium Project (“Spodumene Offtake”). If a JDA is established, LIT’s Spodumene Offtake may be accessed to provide lithium units in favour of the JDA. The Lake Johnston Lithium Project is a prospective lithium exploration opportunity located 450km east of Perth, Western Australia owned by Charger Metals NL (ASX: CHR) and Rio Tinto Limited (ASX: RIO) (LON: RIO). The term of the MOU is two years commencing on the date of signing, or such later date as is agreed in writing between the parties.

On December 11, 2023, the Company signed a memorandum of understanding with Ultion Technologies Inc (“Ultion”) of Las Vegas, Nevada for the purchase of a non-exclusive, perpetual license to technology for the production of LFP and LFMP CAM. The LFP technology contemplated by the memorandum of understanding is currently in production in two facilities, one with 10,000 tons per annum of capacity and one with 50,000 tons per annum of capacity. The LFMP technology contemplated in the memorandum of understanding is currently under development and being produced at a quantity of several tonnes per month. The memorandum of understanding is effective as of December 11, 2023 and shall remain in effect until the Parties enter into a definitive, written agreement or 365 days, whichever comes first. The terms of the agreement between the parties include:

●	Ultion shall grant a nonexclusive, fully paid, royalty-free perpetual license to First Phosphate for the transfer of the LFP CAM production technology.

●	Ultion shall transfer all documents necessary for First Phosphate to implement the purchased LFP CAM technology commercially, (The “Technology Document Package”).

●	A similar LFMP Technology Document Package will include all documents, technology and information as the LFP Technology Document Package. It will also include any equipment changes or modifications that are required to produce LFMP with the same equipment as specified for LFP production.

●	Ultion will also provide the following services to First Phosphate under certain conditions: equipment acquisition and installation, engineering support, equipment design, start up, and on-site training. Trial production, development, and training services for First Phosphate personnel will be conducted at one of the currently operating LFP and/or LFMP plants.

●	First Phosphate may purchase one or both technologies as well as pay an additional fee to secure an exclusive right to the LFMP technology for the North American market.

●	First Phosphate shall work to provide Ultion with up to 2,000 tonnes per annum of LFP CAM for its LFP battery cell manufacturing business for specialty products. Ultion is planning on beginning production in 2025 which will need up to 500 tonnes of LFP CAM and will ramp up to full production requiring up to 2,000 tonnes by 2029.

●	Additional cell production partners and facilities related to Ultion’s expansion are also expected to use First Phosphate’s LFP as recommended. Each additional facility is expected to ramp up to at least 2,000 tonnes per year LFP/LFMP CAM consumption by 2030. There are at least two additional production partner facilities being contemplated by Ultion at this time.

On December 22, 2023, the Company issued 1,970,000 January 2024 FT Shares at $0.50 per share for gross proceeds of $985,000. The Company paid $47,280 as finder’s fees and issued 157,600 January 2024 Compensation Warrants.

On December 29, 2023, the Company issued 3,090,438 January 2024 HD Units, comprised of 3,090,438 Common Shares and 1,545,219 January 2024 Unit Warrants, for gross proceeds of $1,236,175; and 10,590,000 January 2024 FT Shares at $0.50 per share for gross proceeds of $5,295,000; and paid $283,600 as finders’ fees, paid $106,197 in legal fees and issued 369,840 January 2024 Compensation Shares, and 1,021,800 January 2024 Compensation Warrants.

On December 29, 2023 the Company entered into the Credit Agreement with John Passalacqua, Laurence W. Zeifman, and Bennett Kurtz. In consideration for providing the credit facility, the company granted 5,250,000 Credit Warrants exercisable at $0.40 per Common Share. 2,625,000 Credit Warrants vest immediately. The remaining issued but unvested Credit Warrants will vest by dividing the amount of any advance under the credit facility by the exercise price of the Credit Warrants. The Credit Warrants expire five years from the grant date. As of the date of this Form 20-F, no amounts have been withdrawn under the Credit Agreement and the Company does not expect to access any funds under the Credit Agreement within 60 days of this Annual Report.

On January 19, 2024, the Company issued 1,768,250 2024 HD Units, comprised of 1,768,250 Common Shares and 884,125 January 2024 Unit Warrants, for gross proceeds of $707,300, and paid $3,200 as finders’ fees and issued 14,300 January 2024 Compensation Warrants.

On January 25, 2024, the Company entered into a multi-party agreement with ABF and IPL to produce LFP CAM and LFP battery cells in North America. The initiative is to support ABF’s eventual need for up to 40,000 tonnes of annual fully localized LFP CAM for LFP Battery cell production in North America by 2028.

On January 29, 2024, the Company announced a new high-grade discovery 500 m from the existing northern zone of the Bégin-Lamarche Property located in the region of Saguenay-Lac-St-Jean, Quebec, Canada. The original discovery was made in the fall of 2022 during a prospection campaign and was later confirmed by a 4,200 m drilling campaign in the winter of 2023.

On January 31, 2024, the Company announced that it will undertake a 25,000 m drill program on its Bégin-Lamarche Property.

On February 15, 2024, the Company and IPL entered into a joint development agreement to undertake an initial phase of joint development of the technology needed to produce the iron phosphate precursor for LFP CAM. Research and development of this initiative will be carried out by IPL. To support the development, First Phosphate will pay USD $250,000 to IPL. The balance of the initial stage development costs will be funded by IPL. First Phosphate was granted a share purchase option to acquire 2.7% of the shares in the capital of IPL at a cost of £500,000 exercisable until March 1, 2026. First Phosphate agreed to pay a penalty of £25,000 if more than 75% of the option expires unexercised.

On February 28, 2024, Mr. MacKenzie joined the Corporation as a consultant in the role of Manager, Government Relations and ceased to act as a member of the advisory board.

On February 28, 2024, the Company announced that it had signed a memorandum of understanding with Craler Inc., a division of TFI International Inc. for the development of the Company’s global freight logistical competencies to and from the Saguenay-Lac-St-Jean region of Quebec, Canada.

On March 4, 2024, the Company announced that it had received a mining research and innovation grant from the Quebec Ministry of Natural Resources and Forestry to the Company in the way of $315,236 to continue mineralogical study on its apatite, ilmenite and magnetite concentrates.  The project also includes the processing of the Company’s mine tailings for re-use in the cement construction industry.

On March 13, 2024, the Company announced that it had signed a memorandum of understanding with Groupe Goyette (“GG”) of Saint-Hyacinthe, Quebec for the accommodation of the Company’s logistical footprint at the Hébertville-Station intermodal facility in the Saguenay-Lac-St-Jean region of Quebec, Canada.

On March 13, 2024, the Company announced that it appointed Armand MacKenzie as Vice President, Government Relations.

On March 19, April 2, April 23, and May 14, 2024, the Company announced the first four sets of assay results from its 25,000m drill program at its Bégin-Lamarche Property. The Company’s 25,929 m drill program was completed ahead of schedule on April 29, 2024. A total of 99 drill holes drilled at 100-m spacing covered the entire length of the favorable phosphate horizon. Four phosphate bearing zones were discovered over a strike length of 2.5 km. The Phosphate Mountain Zone has been drilled for a total length of 250 m. This zone is beginning to merge (from the  southwest) with the Northern zone where a 500 m thick phosphate mineralized envelope exists, one which has delineated up to 5 individual layers ranging from 60 m to 100 m in thickness starting at surface and continuing down to a depth of 300 m. The overall strike length of the Phosphate Mountain Zone and the Northern Zone is approximately 600 m. The Southern Zone has been drilled at 100 m spaced sections over a strike length of 1,700 m. Results to date from the Southern Zone show continuous widths in excess of 100 m of phosphate mineralization. The Northwestern zone has an average width of 40 m and a length of 700 m. All analyses have been received and a 43-101 resource estimate is now being prepared.

On April 9, 2024, the Company announced the signing of a collaboration agreement with Pekuakamiulnuatsh Takuhikan First Nation with respect to its proposed phosphate mine LFP cathode active material plant project in the Saguenay-Lac-Saint-Jean Region of Quebec, Canada. Under the Collaboration Agreement, the Company agreed to issue: (a) an initial 50,000 Common Shares to the ilnu-aitun funds (dedicated to Ilnu culture) and 50,000 Common Shares to the Nelueun funds (dedicated to ilnu language); and (b) such number of shares equal to 2.5% of the exploration and development expenditures by the Company on the First Nations lands, calculated and payable annually (collectively, the “Initial Shares”). The exploration and development expenditures are subject to a minimum of 100,000 Common Shares per year, payable annually in advance, including 100,000 Common Shares to be issued in connection with the signing of this agreement for the 2024 calendar year (the “Signing Shares”). The Initial Shares and the Signing Shares were issued on April 24, 2024. All Common Shares issuable under the Agreement will be priced in accordance with the policies of the CSE at the time of their issuance. On April 16, 2024, the Company issued 200,000 common shares pursuant to the terms of the Collaboration Agreement.

On April 16, 2024, Gary Stanley joined the Company’s advisory board. The Company granted Mr. Stanley 250,000 Options. Each Option is exercisable, subject to the terms of the Omnibus Plan, for one Common Share at $0.40 per Common Share until March 31, 2027. The Options vest as follows: 25% vest on each of September 30, 2024, March 31, 2025 September 30, 2025 and March 31, 2026.

On May 8, 2024, the Company entered into a partially binding letter of intent (“LOI”) with Rapid Building Systems Pty Ltd (“RBS”) of Adelaide, Australia for the development of a Rapidwall Manufacturing Plant in the Saguenay-Lac-St-Jean Region of Quebec, Canada. Upon acceptance of terms for the supply of a Rapidwall Manufacturing Plant by RBS, First Phosphate will be granted a license for the exclusive sales and marketing rights for Canada to RBS’s Rapidwall and Rapidseal products.

On June 10, 2024, the Ontario Securities Commission issued a receipt for a shelf prospectus dated June 6, 2024. The prospectus was filed in each of the provinces and territories of Canada and the receipt is deemed to be issued by the regulator in each of those jurisdictions if the conditions of Multilateral Instrument 11-202 Passport System have been satisfied. Under the shelf prospectus, the Company may issue and sell up to, in the aggregate, $20,000,000 of common shares, warrants, subscription receipts, units, debt securities, or any combination thereof, from time to time over a 25-month period that the Shelf Prospectus remains effective. The specific terms of any future offering of securities (if any) will be set forth in a prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities in connection with any such offering.

Principal Capital Expenditures and Divestitures

During the three fiscal years ended February 29, 2024, February 28, 2023 and February 28, 2022, the Company made the following expenditures and issuances:

On June 17, 2022, the Company entered into the Mineral Option Agreement with Glen Eagle, which provided the Company the right to acquire a 100% legal and beneficial interest in the Property, subject to an existing 1% NSR. Pursuant to the Mineral Option Agreement, as amended on August 22, 2022 and September 12, 2022 the Company acquired the interest in the Property by paying a total cash consideration of $1,241,000 and a promissory note in the amount of $250,000 as well as an issue of 6,000,000 Common Shares to Glen Eagle. As of September 14, 2022, the Company fully purchased the Lac à l’Orignal Property from Glen Eagle.

On January 10, 2023, the Company entered into a joint LFP homologation agreement and LFP production technology licensing agreement with IPL. IPL will validate the Company’s LFP-grade purified phosphoric acid and iron sulphate for the use in LFP battery cells. IPL’s LFP CAM homologation process will use First Phosphate LFP-grade PPA and iron sulphate. IPL will provide an LFP production technology license to the Company in the production of LFP CAM at any First Phosphate LFP CAM production facilities to be built in Quebec or elsewhere in North America. A royalty fee of 1.5% will apply to all LFP CAM sales. The Company has acquired 7,386 common shares of IPL for a cost of $83,060 and has the right to make follow-on investments in future funding rounds.

On March 9, 2023, the Company acquired 13 additional mineral claims in the Bégin-Lamarche claim block representing approximately 612 ha. in the region of Saguenay-Lac-St-Jean, Quebec, for the consideration of $22,825 through the issuance of 27,173 Common Share at a deemed price of $0.92 and actual price of $0.84 per Common Share.

During the three fiscal years ended February 29, 2024, February 28, 2023 and February 28, 2022, the Company made no material divestitures.

B.	Business Overview

Overview

First Phosphate is a mineral development company fully dedicated to extracting and purifying phosphate for the production of cathode active material for the LFP Battery industry. First Phosphate is committed to producing at high purity level and with low anticipated carbon footprint.

First Phosphate plans to vertically integrate from mine source directly into the supply chains of major North American LFP Battery producers that require battery grade LFP CAM emanating from a consistent and secure supply source.

Since May 2022 the Company has been in the business of acquiring, exploring and developing igneous anorthosite rock mineral properties in the Saguenay-Lac-St-Jean Region of Quebec for the purposes of developing and producing apatite (phosphate) concentrate, ilmenite (titanium) concentrate and magnetite (iron) concentrate. The Company now holds over 1,500 sq. km of royalty-free district-scale land claims.

The Company’s mining properties are located in Quebec, a North American electrification industry hub. The properties are strategically located in proximity to the Chicoutimi – Jonquiere population centre, Quebec’s 5th largest population centre, with a skilled industrial workforce. The Saguenay-Bagotville Airport is within approximately 77 kms  from the Bégin-Lamarche, with daily flights to Montreal. The Company has access to the deep sea Port of Saguenay for international shipment of its concentrates as well as the ability to locate industrial facilities at the Port of Saguenay. Clean Quebec Hydro is present in the vicinity of many of the Company’s mining claims as well as at the Port of Saguenay. The Company’s Lac à l’Orignal and Bégin-Lamarche properties are located on four season, heavy haul gavel roads connected to a paved provincial highway and to the Port of Saguenay. The Company has a formal memorandum of understanding (MOU) in place with the Port of Saguenay.

Through prudent downstream partnerships, the Company plans to vertically integrate from mine source to eventual production of purified phosphoric acid and LFP CAM for use in the manufacture of LFP Batteries for various industries such as energy storage, electric vehicles (EV) and other industries. To this effect, the Company has signed a formal MOUs with third parties including with Prayon of Engis, Belgium, a producer of PPA. The Company has also signed an LFP production technology licensing agreement with IPL of Milton Keynes, United Kingdom. For further information regarding MOUs and other agreements entered into by the Company, see “Item 4.A “History and Development of the Company.”

The Company is preparing to position itself as a mineral development company fully dedicated to extracting and purifying phosphate for the eventual downstream production of CAM for the LFP Battery industry. The Company’s history for the period from the beginning February 28, 2023 up to the date of the Form 20-F.is described above under Item 4.A “History and Development of the Company.”

As of the date of this Form 20-F, the management team of the Company does not expect any material changes to the business; however, as is typical of the mineral exploration and development industry, from time to time First Phosphate reviews potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.

Furthermore, there can be no assurance that the results of exploration or development programs planned or underway will not result in material changes to the scientific and technical information contained herein. Accordingly, readers of this Form 20-F are urged to read the press releases issued by First Phosphate once they become available on SEDAR+ or EDGAR, for full and up-to-date information concerning the Company’s business and its material exploration property interests.

For further information, please see the section titled “Properties” under Item 4.D “Property, Plants and Equipment” of this Form 20-F.

We own no producing properties and, consequently, have no current operating income or cash flow from the properties we hold, nor have we had any income from operations in the past three financial years. As a consequence, our operations are primarily funded by equity financings.

Our operations are not generally seasonal as we can conduct exploration on our properties year-round. The Company does not utilize marketing channels and there are no sales or installment sales. The Company has entered into memoranda for understanding for future sales.

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, environmental permitting, corporate social responsibility, finance, and accounting. The Company faces competition for qualified personnel with these specialized skills and knowledge, which may increase costs of operations or result in delays.

The mineral exploration and mining business are extremely competitive. Competition is primarily for: (a) mineral properties that can be developed and operated economically; (b) technical experts that can find, develop and mine such mineral properties; (c) labour to operate the mineral properties; and (d) capital to finance development and operations. The Corporation competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims, leases, and other interests, to finance its activities and in the recruitment and retention of qualified employees. The ability of the Corporation to acquire and develop its properties will depend not only on its ability to raise the necessary funding but also on its ability to select and acquire suitable prospects for mineral development and operation. See “Risks Associated with Our Operations and Mineral Exploration” and “Financing Risks” under “Risk Factors” of this Form 20-F.

See “Risks Associated with Our Operations and Mineral Exploration” and “Risks Relating to our Common Shares” under “Risk Factors” of this Form 20-F for a description of the supplies and equipment the Company needs to conduct exploration, including a description of volatility in the resource market.

The Company places great emphasis on providing a safe and secure working environment for all of First Phosphate’s employees and recognizes the importance of operating in a sustainable manner. The Company believes awareness and communication of risks are critical steps in preventing accidents on the property interests operated by the Company. There were no significant environmental incidents at any of the exploration properties at which the Company is the operator through the twelve months ended February 29, 2024. First Phosphate is subject to federal and provincial environmental laws and regulations. Management have put in place ongoing monitoring programs at the Company’s properties while operating on the properties. Many of the Company’s activities are subject to periodic monitoring by government agencies with respect to environmental protection plans and practices, which in many circumstances must be detailed when applying for exploration permits. See “Risks Associated with Our Operations and Mineral Exploration” under “Risk Factors” of this Form 20-F.

The Company understands that having a strong social presence will be imperative to the success of its business. Ensuring that the local communities have an understanding of and appreciation for, the potential impacts of exploration, development and mining activity in the region will be a focus going forward. Fortunately, the Saguenay, Quebec area has a tremendous mining history where the local communities have a strong understanding of the benefits and risks that a mining project can bring to an area. As the project on the Property advances and exploration and development plans are confirmed, management plans to engage with community members, to solicit and respond to feedback and concerns raised from concerned citizens. The Company may also host property tours for interested members of the community. On April 9, 2024, the Company advanced this initiative through the signing of a Collaboration Agreement.

On a regular basis, the Company will:

●	Provide information and regular updates to community groups and the general public regarding all exploration activities for the Property;
●	Undertake exploration in a safe manner, and assess safety, health, environmental and social risks associated with each phase of the Property; and
●	Support transparent and fair employment strategies at the local level, and where possible, employing workforce at all skill levels.

C.	Organizational Structure

The Company is not part of a group, and the Company does not own any subsidiaries.

D.	Property, Plants and Equipment

Summary Disclosure Regarding All Mineral Properties

We currently hold interests in 3 mineral properties, each of which is in the exploration stage:

●	Lac à l’Orignal Property
●	Bégin-Lamarche Property
●	Bluesky properties, which is a grouping of various mineral claims.

Properties

Lac à l’Orignal Property

Description

The following information is derived from the Technical Report Summary.

Location and Coordinates

The Lac Orignal property is located 82 km north-northeast of the City of Saguenay in the province of Québec in Canada. The Property is centered approximately on the Lac Orignal Deposit at longitude 70° 34’ 41” W and latitude 49° 04’ 28” N (UTM NAD83 Zone 19N coordinates: 384,750 m E and 5,436,930 m N). The Property is located on NTS sheets 22D10, 22D14, 22D15, 22D16, 22E01, 22E02 and 22E03.

LAC ORIGNAL PROPERTY LOCATION, QUÉBEC

Source: Laverdière (2014)

Property Description and Tenure

The Lac Orignal Property consists of 1,417 CDC claims with a total area of 78,141 ha on NTS sheets 22D10, 22D14, 22D15, 22D16, 22E01, 22E02 and 22E03 (Figure 32). All the claims of the Lac Orignal Property are registered with the Ministry of Natural Resources and Forests (MNRF).

A list of all the claims is presented in Appendix H of the Technical Report Summary.

Lac Orignal Property Claims

Source: P&E (October 2022)

Note: Claims information effective June 2, 2023

Of the 1,417 claims constituting the Property, 1,264 claims were map-staked by First Phosphate and First Phosphate holds 100% interest in these claims. In the main area of the mineral resources, the claims can be renewed to 2030 given the excess work credits on these claims. For the rest of the property, the claims are in good standing until June 2025. There are no buildings on the property.

In addition, First Phosphate signed option agreements with two separate parties in June 2022. On June 17, 2022, First Phosphate signed the first option agreement (as amended), with Glen Eagle Resources Inc. (“GER”), whereby First Phosphate can acquire a 100% interest, subject to an existing 1% net smelter return (NSR) royalty, in 108 claims comprising the Lac Orignal Deposit, by:

(a)	Paying GER a total of $1,491,000 as follows:
(i)	$191,000 on June 17, 2022; which payment was made
(ii)	$300,000 on or before July 7, 2022; which payment was made
(iii)	$100,000 on or before July 25 2022 (as amended), which payment was made
(iv)	$400,000 on or before August 25, 2022 (as amended), which payment was made
(v)	$250,000 on or before September 14, 2022 (as amended), which payment was made
(vi)	$250,000 by issuing a non interest bearing promissory note (note 9) with maturity date of February 17, 2023, on or before September 14, 2022. (as amended), which was issued and paid.

(b)	Allotting and issuing to GER, as fully paid and non-assessable, a total of 6,000,000 Shares on or before the sixth month anniversary of June 17, 2022, for which shares were issued.

The Company purchased the 1% NSR royalty relating to this property for $50,000. Further, the Company issued 700,000 shares at $0.02 per share as finder’s fees for the mineral property.

The current Mineral Resource described in Section 14 of this Report are covered by claims in the centre of the Glen Eagle Option; specifically mining claims 2309155, 2309156, 2309157, 2309158, 2309159, 2309166, 2309167, 2309168, 2309169 and 2309170. These 10 mining claims are in good standing as of the effective date of the Technical Report Summary. Please see Appendix H in the Technical Report Summary.

Also on June 17, 2022, First Phosphate entered into the second option Agreement with two individuals (“Dallaire Option”). First Phosphate can acquire 100% interest in the 11 claims of the Lac Orignal Property area by paying to the Optionor a total of $90,000 as follows:

1.	(i)	$10,000 in cash to the individuals on June 17, 2022; and

2.	(ii)	$80,000 to the individuals on or before the ninth month anniversary of June 17, 2022.

In the event that it executed a Going Public Transaction (“GPT Transaction”), First Phosphate was entitled to elect to make the payment described in (a)(ii), through the issuance of Shares at a price equal to the GPT Transaction deemed Share price. However, on September 14, 2022, First Phosphate announced the completion of its primary phosphate land acquisition strategy, having fully purchased under full title all existing claims that it had under option from the third parties, including an additional seven claims of the Hamann Block. All the acquired claims are free and clear of any NSR royalties and all other forms of royalty.

Additional First Phosphate properties are present in the Saguenay-Lac-Saint-Jean region (i.e., Fleury, Yves, Gouin, Catherine, Bégin, Sault, Perron, Antoine, Alex, Brochet and Lamarche). However, only the Lac Orignal Property is covered by the Technical Report Summary.

Work Done on the Property

In July 2022, 292 kg of core was collected from the 2012 and 2014 drill cores and composited for metallurgical and process testing at SGS Quebec, in Quebec City. In August 2022, a limited geological reconnaissance and sampling program was executed in the Mirepoix area. In 2022, a 43-101 resource estimate was initiated and was completed in October 2022.

Status of Exploration Expenditures

As of the effective date of the Technical Report Summary, the accumulated total exploration expenditures incurred in 2022 on the Lac Orignal Property were C$211,950. Of this total, $67,331 was spent on field geological reconnaissance, grab sampling and channel sampling at the Lac Orignal Deposit and surrounding areas in August 2022 and C$144,631 was spent on data interpretation and geological modelling of the Deposit from May to September 2022. These data gathering, interpretation and modelling exploration activities are described in more detail in Sections 7 and 11 of the Technical Report Summary.

Mining Rights in the Province of Québec

In the Province of Québec, mining is principally regulated by the provincial government. MNRF is the provincial agency entrusted with the management of mineral substances in Québec. The ownership and granting of mining titles for mineral substances are primarily governed by the Mining Act and related regulations. In Québec, land surface rights are distinct property from mining rights. Rights in or over mineral substances in Québec form part of the domain of the State (the public domain), subject to limited exceptions for privately owned mineral substances. Mining titles for mineral substances within the public domain are granted and managed by the MNRF. The granting of mining rights for privately owned mineral substances is a matter of private negotiations, although certain aspects of the exploration for and mining of such mineral substances are governed by the Mining Act.

The Claim

A claim is the only exploration title for mineral substances (other than surface mineral substances, petroleum, natural gas and brine) currently issued in Québec. A claim gives its holder the exclusive right to explore for such mineral substances on the land subject to the claim, but does not entitle its holder to extract mineral substances, except for sampling and only in limited quantities. In order to mine mineral substances, the holder of a claim must obtain a mining lease. The electronic map designation is the most common method of acquiring new claims from the MNRF, whereby an applicant makes an online selection of available pre-mapped claims. In rare territories, claims can be obtained by staking.

The Mining Lease

Mining leases are extraction (production) mining titles that give their holder the exclusive right to mine mineral substances (other than surface mineral substances, petroleum, natural gas and brine). A mining lease is granted to the holder of one or several claims upon proof of the existence of indicators of the presence of a workable deposit on the area covered by such claims and compliance with other requirements prescribed by the Mining Act. A mining lease has an initial term of twenty years, but may be renewed for three additional periods of ten years each. Under certain conditions, a mining lease may be renewed beyond the three statutory renewal periods.

The Mining Concession

Mining concessions are extraction (production) mining titles that give their holder the exclusive right to mine mineral substances (other than surface mineral substances, petroleum, natural gas and brine).

Mining concessions were issued prior to January 1, 1966. After that date, grants of mining concessions were replaced by grants of mining leases. Although similar in certain respects to mining leases, mining concessions granted broader surface and mining rights and are not limited in time. A grantee must commence mining operations within five years from December 10, 2013. As is the case for a holder of a mining lease, a grantee may be required by the government, on reasonable grounds, to maximize the economic spinoffs within Québec of mining the mineral resources authorized under the concession. The grantee must also, within three years of commencing mining operations and every twenty years thereafter, send the Minister a scoping and market study as regards processing in Québec.

Environmental and Permitting

The Qualified Person is not aware of any foreseeable problems relating to: access, weather, surface rights for mining operations, the availability and sources of electricity and water, mining personnel, potential tailings storage areas, potential waste disposal areas, environmental liabilities, and potential processing plant sites.

A regular permit provided by the MNRF is required for trenching and drilling works (authorization to cut timber for the purpose of carrying out certain mining activities under Section 213 of the Mining Act (Chapter M-13.1)). First Phosphate has drilling permit for the Lac Orignal Property.

All the claims of the Lac Orignal Project are under the Agreement-in-Principle of General Nature (APGN) with the First Nations of Nitassinan of Betsiamites, Mashteuiatsh and Essipit. First Phosphate must request authorization from community councils prior to proceeding with exploration work, logging, blasting and bulk sampling, authorization of which is embedded within the government permit.

Access

The Lac Orignal region is easily accessible from the City of Saguenay, 82 km south-southwest, by Highway 172 to logging road, chemin de la Zec Martin-Valin, which crosses the Property and is maintained year-round by logging companies (Figure 4.1). At km 81.5 on this road, a secondary logging trail goes northwest for 3.5 km to the Lac Orignal Deposit area. Many secondary logging roads can be utilized to access various parts of the Property.

The Property is located within the unorganized territory of Mont-Valin with a population of five people. A small inn, Auberge 31, at km 31 of the main logging road, can accommodate workers. There are several logging camps and outfitters along the road to the Property.

The Saguenay-Lac-Saint-Jean region has a population of 280,000 inhabitants (2021). The region has an extensive industrial, agricultural, forestry and tourist industries, including a significant hydro-electric system (owned by Rio Tinto) to produce electricity for the aluminum production and transformation industries. The mining operations are mainly aggregate and dimensional stone quarries. The only metallic mine in the region is the Niobec Mine (niobium) operated by Magris Resources, which is located near Saguenay. The University of Québec in Chicoutimi houses a well-known geological department. The City of Saguenay can provide extensive contractor services and supplies within 100 km from the Project. The Saguenay region has a humid continental-type climate that is milder than that of the surrounding Canadian Shield and similar to that of the St. Lawrence Lowlands. Located just above the 49th parallel, the region has a very low average temperature (2.3°C), which results from significant temperature variations involving very cold winters (average −21.1°C in January) and relatively cool summers (24.1°C on average in July).

The main infrastructure at the site is the access roads. The Property is large enough to support mining operations, including infrastructure, processing facilities, waste dumps and tailings. Water is abundant in the area of the Property. The nearest powerline is that from Outardes 4 to Saguenay, which crosses the Property in the southeast corner and the main access road 35 km to the south. The local distribution powerline terminates approximately 50 km south of the Property. The nearest ports are located at the Cities of Saguenay, 80 km to the south-southwest, and Trois-Rivieres, 340 km to the south-southwest.

The Lac Orignal region is covered by forest and lakes. The topography is undulating, with some significant hills locally. The elevation ranges from 502 to 762 m above mean sea level. The Property area has been intensely logged and much of the vegetation consists of mainly black spruce and balsam fir.

LAC ORIGNAL PROPERTY AREA ACCESS AND INFRASTRUCTURE SETTING

Exploration

Field Exploration

First Phosphate engaged Magnor Exploration Inc. (La Baie, Québec) in 2022 to conduct general geological reconnaissance and sampling of the various apatite occurrences in the Mirepoix and Périgny areas of the Lac Orignal Project and surrounding areas (Figure 7.1). The field work took place between August 16 and August 31, 2022. The field crew consisted of 1 senior geologist and 1 technician. A total of 89 grab and channel samples were taken during this program and were sent on September 9, 2022 to ActLabs in Ancaster, Ontario, for assaying.

Oxide-apatite gabbronorite was found on the southeastern branch of the Lac Orignal Property all along the road that leads to Lac Orignal. Values of up to 3.0% P2O5 was obtained using a portable XRF analyzer. XRF analyzers determine the chemistry of a sample by measuring the fluorescent (or secondary) X-ray emitted from a sample when it is excited by a primary X-ray source. It should be noted that the results only provide an indication of the amount phosphate present. Certified assaying of the core samples is still required to accurately determine the amount of phosphate mineralization.

In the Lac Abondance area, magnetitite was identified at showing CH-300, which was discovered in 2001 (Figure 7.1). XRF measurements gave 43% Fe2O3, 6.5% TiO2 and 3.8% P2O5. Mangerite with up to 35% combined biotite and magnetite was found in the area of showing CH-396. This showing was found in 2000, when a sample of nelsonite (composed mainly of ilmenite and apatite) returned 5.54% P2O5. Showing CH-343 lies within metre-thick layers of nelsonite that strike 110o and dip 50o. Showing CH-387 was not found.

In the Mirepoix area, massive magnetite with from 15 to 20% apatite was found at the TC-01-6001 and TC-01-6004 showings (Figure 7.1). Oxide-bearing mangerite is found at the Mirepoix 2 and 3 showings. Metre-thick layers of nelsonite with up to 40% apatite are found within the country rock. These units strike north to northwest and dip shallowly.

Additionally in 2022, the Company also partnered on a research initiative with the Pufahl Research Group at Queen`s University in Kingston, ON. The primary goal of the partnership is to determine the detailed mineralogy and geochemistry of the phosphate mineralization at Lac Original.

LAC ORIGNAL PROPERTY 2022 EXPLORATION LOCATIONS

Drilling

Drilling programs on the Lac Orignal Property have not been undertaken by First Phosphate. The most recent drilling programs there were completed by Glen Eagle Resources in 2012 at the Lac Orignal and Lac Vanel Showings and 2014 at Lac Orignal (Figure 7.2). These two drilling programs are summarized below from Québec government assessment reports GM 58770 and GM 58771.

LAC ORIGNAL 2012 AND 2014 DRILL HOLE LOCATIONS PLAN VIEW

2012 Drilling Program

Glen Eagle carried out a 3-phase drilling program on the Property in 2012. The first phase was completed in February 2012 and consisted of six drill holes totalling 704 m. Five drill holes were completed on the Lac Orignal Showing and one drill hole on the Lac Vanel Showing. The drilling of the Lac Orignal Showing intersected Fe-Ti-P mineralization, whereas that of the Lac Vanel Showing missed the intended target.

The second and third phases of drilling were planned to sample the oxide gabbro on a 100 m x 100 m grid. The second phase was completed in June 2012 and consisted of 17 drill holes totalling 1,827 m. Twelve drill holes were completed on the Lac Orignal Showing and five drill holes on the Lac Vanel Showing. The third phase of drilling was completed in November and December 2012 and consisted of 20 drill holes totalling 2,080 m and were completed on the Lac Orignal Showing. Overall, 43 drill holes were completed totalling 4,611 m (Table 7.1) (Figures 7.3 and 7.4).

2012 Drill Hole Collar Information and Drill Hole Lengths
Drill Hole ID	Easting	Northing	Elevation (m)*	Azimuth (deg)	Dip (deg)	Length (m)
LO-12-01	385,039	5,436,921	614.4	180	-70	100.00
LO-12-02	384,903	5,436,876	612.8	180	-70	100.44
LO-12-03	384,916	5,437,002	615.5	180	-70	100.00
LO-12-04	384,791	5,436,870	611.3	180	-70	100.60
LO-12-05	385,997	5,440,295	585.0	230	-51	150.00
LO-12-06	384,852	5,436,872	613.1	180	-70	153.00
LO-12-07	385,123	5,437,000	611.9	180	-70	101.00
LO-12-08	385,028	5,436,981	612.0	180	-70	102.00
LO-12-09**	384,824	5,437,005	618.3	180	-70	102.00

2012 Drill Hole Collar Information and Drill Hole Lengths
Drill Hole ID	Easting	Northing	Elevation (m)*	Azimuth (deg)	Dip (deg)	Length (m)
LO-12-10**	384,714	5,436,993	618.7	180	-70	105.00
LO-12-11**	384,609	5,436,979	623.9	180	-70	102.00
LO-12-12	384,625	5,436,877	610.1	180	-70	102.00
LO-12-13	384,731	5,436,912	614.8	180	-70	101.30
LO-12-14	385,031	5,436,893	614.4	180	-70	100.00
LO-12-15	385,118	5,436,909	615.0	180	-70	103.00
LO-12-16	384,602	5,436,654	603.8	170	-70	100.30
LO-12-17	384,440	5,436,882	601.9	170	-70	100.00
LO-12-18	384,642	5,436,761	607.7	170	-70	102.00
LO-12-19	385,804	5,440,557	552.1	150	-50	102.00
LO-12-20	385,985	5,440,513	561.5	360	-50	102.00
LO-12-21	385,819	5,440,505	552.8	340	-70	150.60
LO-12-22	386,123	5,440,580	558.3	340	-50	150.00
LO-12-23	386,207	5,440,583	556.4	190	-80	102.00
LO-12-24	384,545	5,436,883	610.4	180	-70	102.00
LO-12-25**	384,445	5,436,977	611.8	180	-70	102.00
LO-12-26**	384,534	5,436,963	618.8	180	-70	99.00
LO-12-27**	384,441	5,437,100	618.5	180	-70	102.00
LO-12-28**	384,536	5,437,103	609.5	180	-70	102.00
LO-12-29**	384,625	5,437,099	615.1	180	-70	102.00
LO-12-30**	384,699	5,437,143	592.5	180	-70	102.00
LO-12-31	384,825	5,436,923	613.2	180	-70	102.00
LO-12-32	384,937	5,436,926	612.9	180	-70	108.00
LO-12-33	384,999	5,437,083	618.4	180	-70	102.00
LO-12-34	385,100	5,437,103	628.1	180	-70	102.00
LO-12-35	385,202	5,436,981	611.6	180	-70	102.00
LO-12-36	385,201	5,437,093	619.7	180	-70	96.00
LO-12-37	385,301	5,436,994	610.4	180	-70	102.00
LO-12-38	385,298	5,437,103	616.4	180	-70	102.00
LO-12-39	385,402	5,437,000	610.4	180	-70	100.00
LO-12-40	385,404	5,437,073	609.3	180	-70	102.00
LO-12-41	385,496	5,437,000	600.2	180	-70	99.00
LO-12-42	385,512	5,437,052	604.4	180	-70	126.00
LO-12-43	385,569	5,436,969	598.7	180	-70	126.00
Total						4,611.24
Source: GM 67829 (2013) Notes: * Elevations adjusted to LiDAR surface ** Drill holes extended in 2014

A few 2012 drill holes were not surveyed. Location by hand-held GPS.

LAC ORIGNAL 2012 DRILL HOLE COLLAR LOCATIONS PLAN VIEW

Source: GM 67829 (2013)

Note: The inset map is an airborne magnetic survey image

LAC VANEL 2012 DRILL HOLE COLLAR LOCATIONS PLAN VIEW

Source: GM 67829 (2013)

Note: The inset map is an airborne magnetic survey image

Mineralized drill core intersections are listed in Table 7.2. The best assay intersection intervals were 4.7% P2O5 over 70.5 m in drill hole LO-12-03, 5.4% P2O5 in drill hole LO-12-08, 5.3% P2O5 over 64.5 m in drill hole LO-12-12, 5.7% P2O5 in drill hole LO-12-13, and 5.7% P2O5 over 61 in drill hole LO-12-25 at Lac Orignal, and 3.6% P2O5 in drill hole LO-12-22 at Lac Vanel. The phosphate mineralization remained open to the west and at depth (Figure 7.5, below Table 7.2). The drilling program appears to have tested the limits of the Lac Orignal Deposit along strike to the east, as grade and thickness of the mineralization decreased in drill holes LO-14-16 to LO-14-20. Assays of the Lac Vanel mineralized drill core returned grades of generally <4% P2O5 (Table 7.2), which were not considered to be of potential economic interest at the time.

2012 Mineralized Drill Core Assay Intervals
Drill Hole ID	Showing	From (m)	To (m)	Length (m)	P2O5 (%)
LO-12-01	Lac Orignal	5.4	25.0	19.6	4.87
		48.0	52.5	4.5	2.89
		88.5	100.0	11.5	4.00
LO-12-02		61.0	83.5	22.5	4.38
LO-12-03		13.5	84.0	70.5	4.66
including		40.5	63.0	22.5	5.84

2012 Mineralized Drill Core Assay Intervals
Drill Hole ID	Showing	From (m)	To (m)	Length (m)	P2O5 (%)
including		66.0	76.5	10.5	5.95
LO-12-04		0.3	10.5	10.2	5.40
		58.0	80.5	22.5	4.27
LO-12-06		1.5	19.5	18.0	4.15
LO-12-07		6.0	47.0	41.0	5.58
including		6.0	35.0	29.0	6.02
LO-12-08		3.5	57.5	54.0	5.47
including		3.5	50.0	46.5	5.56
LO-12-09		3.5	102.0	98.5	3.84
including		8.0	35.0	27.0	2.91
including		39.5	51.5	12.0	3.44
including		56.0	102.0	46.0	5.11
LO-12-10		4.0	22.0	18.0	2.74
		30.0	36.0	6.0	3.96
		45.5	105.0	59.5	5.08
LO-12-11		10.9	102.0	91.1	3.77
including		10.9	46.9	36.0	2.87
including		54.4	102,0	64.5	4.71
LO-12-12		4.0	68.5	64.5	5.28
including		35.5	67.0	31.5	6.10
LO-12-13		16.0	80.0	64.0	6.05
LO-12-14		67.5	91.5	24.0	3.27
LO-12-17		3.6	62.1	58.5	4.94
including		45.6	60.6	15.0	6.09
LO-12-18		42.0	57.0	15.0	2.80
LO-12-19	Lac Vanel	4.0	19.0	15.0	3.41
		20.5	66.5	46.0	3.73
		74.0	90.5	16.5	2.75
LO-12-20		13.5	102.0	88.5	3.30
including		87.0	100.5	13.5	4.28
LO-12-21		7.0	70.0	63.0	3.68
including		7.0	40.0	33.0	3.95
LO-12-22		4.5	148.5	144.0	3.64
including		55.5	129.0	73.5	4.19
LO-12-23		39.0	64.5	25.5	3.16
		87.0	102.0	15.0	3.72

2012 Mineralized Drill Core Assay Intervals
Drill Hole ID	Showing	From (m)	To (m)	Length (m)	P2O5 (%)
LO-12-24	Lac Orignal	4.5	76.5	72.0	5.35
including		52.5	75.0	22.5	6.02
LO-12-25		41.0	102.0	61.0	5.70
LO-12-26		31.5	99.0	67.5	4.44
including		60.0	99.0	39.0	5.15
LO-12-27		96.0	102.0	6.0	3.89
LO-12-28		76.5	102.0	25.5	3.96
LO-12-29		60.0	102.0	42.0	3.60
LO-12-30		61.5	102.0	40.5	4.26
LO-12-31		6.0	51.0	45.0	5.65
		84.0	102.0	18.0	4.95
LO-12-32		1.5	18.0	16.5	4.99
		75.0	103.5	28.5	3.79
LO-12-33		60.0	72.0	12.0	3.91
LO-12-34		57.0	102.0	45.0	5.00
LO-12-35		6.0	30.0	26.0	4.62
LO-12-36		39.0	93.0	54.0	5.38
LO-12-38		43.5	102.0	58.5	5.95
LO-12-42		60.0	93.0	33.0	5.45
Source: GM 67829 (2013) Note: P2O5 = phosphorus pentoxide.

Lac Orignal 2012 Vertical Cross-Sectional Projection 341,715 E

Source: GM 67829 (2013)

2014 Drilling Program

In November and December 2014, a second drilling program on Lac Orignal was completed with two objectives: 1) deepening selected 2012 drill holes that had proved to be too short (see Figure 7.5); and 2) extending the known mineralization towards the east and west. Ten 2012 drill holes were deepened for a total of 585 m, specifically drill holes LO-12-09 to LO-12-11, LO-12-25 to LO-12-30, and LO-12-38. Due to broken casing, drill hole LO-12-34 was re-drilled as LO-12-34A to a depth of 150 m. Nineteen new drill holes were completed during this program for a total length of 2,595 m. In summary, a total of 3,330 m of drilling was completed in 2014 (Figure 7.6) (Table 7.3).

The drill core mineralized intervals are presented in Table 7.4. The best assay intersection intervals were 5.54% P2O5 over 99 m in drill hole LO-14-21, 5.61% P2O5 in drill hole LO-14-23, 5.83% P2O5 in drill hole LO-14-24, and 5.53% P2O5 over 69 m in drill hole LO-14-26 at Lac Orignal. Cross-sectional projections of the drilling results are presented in Figures 7.7 to 7.10. Cross-sectional projection 384,725 m E shows 2012 drill holes deepened to penetrate the basal contact of the mineralized oxide gabbro host unit (Figure 7.7). On cross-sectional projection 384,835 m E (Figure 7.8), two of the four drill holes appear to intersect a second mineralized zone in the footwall to the main mineralized zone. Cross-sectional projections 386,300 m E and 384,250 m E show that the 2014 drilling program appears to have tested the east and west lateral limits, respectively, of the Lac Orignal Deposit, as thickness of the mineralization decreased in drill holes LO-14-20 and LO-14-09 (Figures 7.8 and 7.10).

Lac Orignal 2014 Drill Hole Locations Plan View

Source: GM 69925 (2016)

2014 Drill Hole Collar Information and Drill Hole Lengths
Drill Hole ID	Easting	Northing	Elevation (m)*	Azimuth (deg)	Dip (deg)	Length (m)
LO-12-09 ext	384,824	5,437,005	618.3	180	-70	60
LO-12-10 ext	384,714	5,436,993	618.7	180	-70	39
LO-12-11 ext	384,609	5,436,979	623.9	180	-70	48
LO-12-25 ext	384,445	5,436,977	611.8	180	-70	60
LO-12-26 ext	384,534	5,436,963	618.8	0	-70	51
LO-12-27 ext	384,441	5,437,100	618.5	180	-70	84
LO-12-28 ext	384,536	5,437,103	609.5	180	-70	45
LO-12-29 ext	384,625	5,437,099	615.1	180	-70	81
LO-12-30 ext	384,699	5,437,143	592.5	180	-70	78
LO-12-34A ext	385,100	5,437,103	628.0	180	-70	150
LO-12-38 ext	385,298	5,437,103	616.4	180	-70	39
LO-14-01**	385,600	5,437,050	608.0	180	-70	150
LO-14-02**	385,700	5,437,050	601.3	180	-70	150
LO-14-03**	385,800	5,437,050	598.8	180	-70	150
LO-14-04**	planned but not drilled
LO-14-05**	384,350	5,436,975	602.1	180	-70	132

2014 Drill Hole Collar Information and Drill Hole Lengths
Drill Hole ID	Easting	Northing	Elevation (m)*	Azimuth (deg)	Dip (deg)	Length (m)
LO-14-06**	384,357	5,437,091	605.8	180	-70	177
LO-14-07**	planned but not drilled
LO-14-08**	planned but not drilled
LO-14-09**	384,250	5,436,975	599.8	180	-70	132
LO-14-10**	planned but not drilled
LO-14-11**	planned but not drilled
LO-14-12**	384,450	5,437,200	596.1	180	-70	249
LO-14-13**	384,540	5,437,200	592.2	180	-70	249
LO-14-14**	planned but not drilled
LO-14-15**	planned but not drilled
LO-14-16**	385,900	5,437,050	602.9	180	-70	114
LO-14-17**	386,000	5,437,050	610.3	180	-70	126
LO-14-18**	386,100	5,437,050	613.4	180	-70	84
LO-14-19**	386,188	5,437,062	615.3	180	-70	75
LO-14-20**	386,300	5,437,050	602.8	180	-70	102
LO-14-21**	384,440	5,436,922	607.4	180	-70	108
LO-14-22**	384,540	5,436,922	620.6	180	-70	108
LO-14-23**	384,620	5,436,926	618.9	180	-70	126
LO-14-24**	384,715	5,436,952	617.1	180	-70	126
LO-14-25**	384,830	5,436,962	615.3	180	-70	132
LO-14-26**	384,790	5,436,920	614.7	180	-70	105
Total						3,330

Source: GM 69925 (2016)

Notes: Ext = 2012 drill hole extended in 2014, * Elevations adjusted to LiDAR surface, ** Drill holes not surveyed.

2014 Program Drill Hole Assay Mineralized Intervals
Drill Holes ID	From (m)	To (m)	Length (m)	P2O5 (%)
LO-12-09	56.0	103.5	47.5	5.11
LO-12-10	48.5	121.5	73.0	5.47
LO-12-11	78.4	124.5	46.1	5.44
LO-12-25	41.0	117.0	76.0	5.46
LO-12-26	31.5	115.5	84.0	4.45
LO-12-27	133.5	166.5	33.0	5.10
LO-12-28	102.0	147.0	45.0	5.39
LO-12-29	103.5	165.0	61.5	5.74
LO-12-30	93.0	168.0	75.0	5.32
LO-12-34A	57.0	102.0	45.0	4.79
LO-12-38	43.5	105.0	61.5	5.94

2014 Program Drill Hole Assay Mineralized Intervals
Drill Holes ID	From (m)	To (m)	Length (m)	P2O5 (%)
LO-14-01	70.5	93.0	22.5	5.44
LO-14-02	58.5	85.5	27.5	5.78
LO-14-03	43.5	66.0	22.5	5.79
LO-14-05	63.0	96.0	33.0	5.26
LO-14-06	63.0	106.5	43.5	2.85
LO-14-06	130.5	144.0	13.5	3.93
LO-14-09	64.5	69.0	4.5	4.47
LO-14-12	171.0	180.0	9.0	3.89
LO-14-13	165.0	186.0	21.0	6.69
LO-14-16	43.5	49.5	6.0	5.51
LO-14-17	39.0	45.0	6.0	4.73
LO-14-18	30.0	33.0	3.0	5.22
LO-14-19	38.0	41.0	3.0	5.55
LO-14-20	33.0	37.5	4.5	3.53
LO-14-21	3.0	102.0	99.0	5.54
LO-14-22	39.0	100.5	61.5	5.11
LO-14-23	37.5	102.0	64.5	5.61
LO-14-24	39.0	100.5	61.5	5.83
LO-14-25	22.5	70.5	48.0	4.62
LO-14-26	3.0	72.0	69.0	5.53

Source: GM 69925 (2016)

Note: P2O5 = phosphorus pentoxide.

Lac Orignal 2014 Drill Hole Vertical Cross-Sectional Projection 384,725 m E

Source: GM 69925 (2016)

Lac Orignal 2014 Drill Hole Vertical Cross-Sectional Projection 384,835 m E

Source:	GM	69925	(2016)

Lac Orignal 2014 Drill Hole Vertical Cross-Sectional Projection 386,300 m E

Source:	GM	69925	(2016)

Lac Orignal 2014 Drill Hole Vertical Cross-Sectional Projection 384,250 m E

Source: GM 69925 (2016)

Sample Preparation and Security

The drill core is placed in labelled drill core boxes by the drilling contractor with metreage blocks inserted in the trays at the end of each run. The lids are placed on and subsequently fastened to the drill core boxes.

The drill core is transferred from the drill rig site to the drill core logging, sampling and storage facilities of Multi-Ressources Boréal (“MRBoréal”) of Chicoutimi, Québec, a consulting firm contracted to oversee the 2012 and 2014 drilling programs. The MRBoréal geo-technician aligns the drill core pieces, assesses and measures drill core recoveries and photographs the drill core.

Bulk density measurements were not taken by Glen Eagle (previous operator). However, the Qualified Person took nine independent verification samples (described in Section 12 of this Technical Report) for multiple analyses, including density determination by wet and dry weight method.

The geologist logs a description of the drill core into an excel spreadsheet, detailing lithology, mineralization, alteration and structure, and also determines sample intervals for the drill core samples. Sampling was generally undertaken at 1.5 m intervals. Homemade Reference Materials (“RM”) and blanks are inserted into the drill core-sampling stream at a rate of 1 in 20 samples for RM and 1 in 40 for blanks.

The geo-technician splits the drill core in half, using a hydraulic splitter. The half-drill core samples are placed and sealed in plastic bags along with a unique sample tag ID. The smaller sample bags are subsequently placed in larger rice bags, which are tied closed with zip lock ties and labelled. MRBoréal used commercial transport to deliver the samples to the AGAT Laboratories (“AGAT”) preparation facility in Sudbury, Ontario, before being sent for geochemical analysis by AGAT in Mississauga, Ontario. The drill core and samples are under MRBoréal personnel supervision, from the time of pick-up of the drill core at the drill rig site until delivery to the commercial transport. All drill core and sample splits were kept in a secure storage facility in Chicoutimi. Assay data are reported electronically from AGAT to Glen Eagle.

The 2012 drill core was stored in a facility that was later sold, after which time everything was unfortunately levelled, and all drill core was lost. The 2014 remaining half-drill core pieces were returned to the drill core box for archival purposes and the drill core boxes were later cross-piled in a secure yard in Saguenay City, Québec, and partially used for a bulk sample and mineralogical studies.

Samples received at the AGAT preparation facility in Sudbury were carefully assessed and processed through the Sample Preparation Department. Each sample was first weighed and then the entire sample crushed to 75% passing 2 mm, before being split by riffle or rotary sample divider to 250 g and pulverized to 85% passing 75 μm. The samples were analyzed for all oxides, including P2O5, by Lithium Borate Fusion – Summation of Oxides method with ICP-OES finish (AGAT Code 201076). This method has assay range limits of 0.005% to 100% P2O5.

AGAT is an independent lab that has developed and implemented a Quality Management System (“QMS”) at each of its locations, designed to ensure the production of consistently reliable data. The QMS covers all laboratory activities and takes into consideration the requirements of ISO standards. AGAT maintains ISO registrations and accreditations. ISO registration and accreditation provide independent verification that a QMS is in operation at the location in question. AGAT Laboratories is certified to ISO 9001:2015 standards and is accredited, for specific tests, to ISO/IEC 17025:2017 standards.

Quality Assurance/Quality Control Review

The quality assurance/quality control (“QA/QC”) procedures employed by Glen Eagle during the 2012 and 2014 drilling programs at Lac Orignal included the insertion of homemade reference material (“RM”) and blanks into the drill hole sample stream.

Due to the absence of commercially available reference material certified for P2O5, Glen Eagle prepared two reference materials of differing P2O5 grades to monitor the accuracy of drill core sample analyses at the primary lab. The Company collected two mineralized field samples from the Property, weighing approximately 15 kg each, and sent the two samples to AGAT in Mississauga, Ontario, where two RMs were prepared (one low-grade and one high-grade). When received by AGAT, the 15 kg samples were crushed to 90% passing 2 mm, and then pulverized to 85% passing 200 mesh (75 μm). A series of major element analyses (Lithium Borate Fusion - Summation of Oxides with an ICP-OES finish) were carried out on a total of 30 representative sub-samples split from each bulk sample, with ten sub-samples each analyzed over a period of three days. Individually packaged RMs were prepared for use by the Company, so as to mitigate the settling of heavy minerals (such as magnetite and ilmenite), by placing 100 g of representative pulverized sub-samples into sealed bags.

Company personnel routinely inserted one of the two homemade RMs into the drill core sample stream at a rate of approximately one in 40 samples. Criteria for assessing RM performance are based as follows. Data falling within ±2 standard deviations from the calculated mean value pass. Data falling outside ±3 standard deviations from the calculated mean value, or two consecutive data points falling between ±2 and ±3 standard deviations on the same side of the mean, fail.

Performance of both RMs was generally satisfactory, with three failures only observed for the STD-LOW RM . No issues are evident for the STD-HIGH RM. However, a positive bias of 6.9% is observed in the data for the lower-grade STD-LOW RM. Taking into consideration that characterization studies of the RMs were undertaken at a single laboratory only, which is also the Company’s primary laboratory for the 2012 and 2014 drill core sample analyses, further round-robin characterization of the RMs and check analyses of drill core sample results are warranted.

Glen Eagle utilized an ornamental marble stone purchased at a local store as a blank material for the Project in 2012 and 2014. Blanks were routinely inserted into the drill core sample stream at a rate of approximately one every 40 samples.

All blank data for P2O5 were reviewed by the Qualified Person. If the assayed value in the certificate was indicated as being less than detection limit, the value was assigned the value of one-half the detection limit for data treatment purposes. An upper tolerance limit of ten times the detection limit was set. There were 76 AGAT data points to examine.

Results for the blank data are presented in Figure 8.3. The majority of data plots at or below the set tolerance limits and the Qualified Person does not consider contamination to be an issue in the 2012 and 2014 drill hole sample data.

The Qualified Person considers that the RM data demonstrate acceptable accuracy in the 2012 and 2014 Lac Orignal data.

Drill Hole, Trench and Channel Database Verification

Verification of drill hole, trench and channel assay data entry was performed by the Qualified Person on 2,025 assay intervals for P2O5. Data from drill holes completed in 2012 and 2014, and all 54 trench and channel samples were verified. The 2,025 verified intervals were checked against original digital assay laboratory certificates provided directly to the Qualified Person by AGAT. The checked assays represent 33.2% of the entire database of 3,216 samples, and 68.8% of the constrained data of 1,656 samples.

Errors were observed in 19 database samples and are summarized as follows:

●	Duplicate samples were noted in holes LO-12-10 and LO-12-12 (sample number E5198701);

●	The grades of eight samples in hole LO-14-25 (from 54 m to 66 m) were entered incorrectly and disagreed with AGAT lab certificate values and drill log data for this hole; and

●	Discrepancies were noted between AGAT certificate and database values in ten trench/channel samples (trench/channel data affected: R1-A, R1-B, R1-C, R1-D, R1-E, R-2, R-18, R-19, R-20 and R-21).

All errors were reported to First Phosphate and subsequently corrected in the database. The Qualified Person does not consider the discrepancies to have a significant impact on the data.

The Qualified Person randomly selected six out of a total of 61 of the 2012 and 2014 drill holes included in the database (representing 11.3% of all data and 13% of the constrained data) for checking against the original “From-To” intervals, lithology descriptions, and down-hole deviation measurements in the original drill logs. No errors were observed in the data.

The Qualified Person also validated the Mineral Resource database by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey and missing intervals and coordinate fields. A few minor errors were identified and corrected in the database.

The Lac Orignal Project was visited by Mr. Antoine Yassa, P.Geo., on July 7 and 8, 2022, for the purpose of completing a site visit that included viewing drilling sites and outcrops, GPS collar location verifications, discussions, and due diligence sampling. Mr. Yassa collected nine samples from three diamond drill holes during the July 7 and 8, 2022, site visit. All samples were selected from holes drilled in 2014. No drill core from the 2012 drilling program was available for verification sampling, due to the sale of the drill core storage facility and subsequent demolishing of the facility.

A range of high, medium, and low-grade samples were selected from the stored drill core. Samples were collected by taking a quarter of the previously split NQ drill core with the other quarter core remaining in the drill core box. Individual samples were placed in plastic bags with a uniquely numbered tag, after which all samples were collectively placed in a larger bag and shipped by DICOM, directly to Actlabs in Ancaster, Ontario for analysis. In addition, a bulk sample of over 250 kg was also collected and delivered for metallurgical testing at SGS, Québec City.

Requested analyses for the due diligence samples included bulk density by the wet immersion method, followed by sample preparation and whole-rock analysis (Actlabs code 4B) for Lithium Borate Fusion / ICP-OES. Actlabs is an independent laboratory. The Actlabs’ Quality System is accredited to international quality standards through ISO/IEC 17025:2017 and ISO 9001:2015. The accreditation program includes ongoing audits, which verify the QA system and all applicable registered test methods. Actlabs is also accredited by Health Canada.

Results of the Lac Orignal site visit due diligence samples are presented in the Figure below:

The Qualified Person considers that there is good correlation between the P2O5 assay values in First Phosphate’s database and the independent verification samples collected and analyzed at Actlabs. The Qualified Person also considers that sufficient verification of the Project data has been undertaken and that the supplied data are of good quality and suitable for use in the current Mineral Resource Estimate.

Mineral Processing and Metallurgical Testing

The results of chemical analyses of a 292 kg. drill core composite, of mineralogical examinations, and of the magnetic separation and preliminary flotation tests, indicate the following:

●	The Lac Orignal Deposit contains very low levels of potentially hazardous components, such as arsenic, heavy metals and radioactivity;

●	The apatite mineral content has the potential to be concentrated as a high-grade product and at high recovery. The F6 and F7 (6th and 7th flotation steps) produced concentrate grades of 36.6% P2O5 at 93.4% and 37.4% P2O5 at 92.2% recoveries, respectively, suggesting that there is potential for significant improvement of apatite grade by rejection of silicates and of ilmenite;

●	Potential methods to improve apatite grade while maintaining high recovery are:

○	Separation and grinding of +75 μm material,

○	“Polishing” (gentle grinding) of rougher flotation concentrate (applied in test F6 (6th flotation step concentrate).

○	Additional cleaner steps in the flotation process,

○	High intensity “mag separation” of ilmenite from apatite concentrate,

○	Reverse flotation of silicates from apatite concentrate; and

●	An apatite grade of at least 38% P2O5 at over 90% recovery can be reasonably anticipated.

The Lac Orignal Deposit presents the potential for recovering two additional mineral products: 1) a magnetite concentrate; and 2) an ilmenite concentrate. A magnetite concentrate can be achieved by magnetic separation plus potential grinding and classification to meet market requirements, such as heavy media separation. At least 50% of the magnetite should be recoverable and saleable.

Most of the ilmenite mineralization will report to the apatite rougher and to cleaner tails. Ilmenite, being a paramagnetic mineral, could be concentrated with a combination of high intensity magnetic separation, gravity and (or) froth flotation techniques. Mineralogical examination of the ground composite indicated that 50% of the ilmenite was “pure” and 30% was “free”. This result suggests that with strong concentration methods, approximately 70% recovery of high-grade ilmenite concentrate (47% TiO2) could be anticipated.

Mineral Resource Estimates

The Mineral Resources presented herein were estimated in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K into Indicated and Inferred Mineral Resources. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The Inferred Mineral Resource component of this grade estimate has a lower level of confidence than that applied to the Indicated Mineral Resource and must not be converted to a Mineral Reserve.

This Mineral Resource Estimate was based on information and data supplied by First Phosphate Corp., and was undertaken by Yungang Wu, P.Geo., and Eugene Puritch, P.Eng., FEC, CET of P&E Mining Consultants Inc. of Brampton, Ontario. This Mineral Resource Estimate was supervised, reviewed and accepted by Antoine Yassa, P.Geo., an independent Qualified Person in terms of NI 43-101. Messrs Wu, Puritch and Yassa are considered to be the “Qualified Person” of this section taken from the Technical Report Summary. The effective date of the Mineral Resource Estimate is October 3, 2022.

All drilling/channel and assay data were provided in the form of Excel data files by First Phosphate Corp. The GEOVIA GEMS™ V6.8.4 database for this Mineral Resource Estimate, compiled by the Qualified Person, consisted of 63 drill holes and 17 surface channel samples totalling 7,984 m and 149.5 m respectively. A total of 49 drill holes (6,393 m) and five channel samples (27 m) intersected the mineralization wireframes used for the Mineral Resource Estimate. Six drill holes in the database completed more than 3-km north of the Mineral Resource area were not utilized in this Mineral Resource Estimate. A drill hole plan is shown in Appendix A of the Technical Report Summary.

The drill hole and channel sample database contained P2O5, Fe2O3 and TiO2 assays. The basic statistics for all raw assays in the Mineral Resource Estimate area are presented in the Table below.

Assay Database Summary
Variable	P2O5 (%)	Fe2O3 (%)	TiO2 (%)	Sample Length (m)
Number of Samples	2,880	2,880	2,880	2,880
Minimum Value	0.01	0.00	0.00	0.50
Maximum Value	17.80	68.60	10.90	3.00
Mean	3.45	17.47	3.18	1.48
Median	3.85	17.00	3.29	1.50
Variance	5.34	97.36	3.40	0.02
Standard Deviation	2.31	9.87	1.84	0.12
Coefficient of Variation	0.67	0.56	0.58	0.08

All drill hole survey and assay values are expressed in metric units. The coordinates are in the UTM system NAD 83, Zone 19N.

Mineral Resource database checks were completed according to the verification procedures and protocols described in Sections 8 and 8 of the Technical Report Summary. The Qualified Person are of the opinion that the supplied database is suitable for Mineral Resource estimation.

The Lac Orignal Deposit mineralized wireframe boundaries were determined from lithology, structure, and grade boundary interpretation from visual inspection of drill hole cross-sections. Three mineralized wireframes were developed and referred to as Main, HW (hanging wall) and FW (footwall) Zones. The mineralized wireframes were constructed on 100 m spaced vertical cross-sections with computer screen digitizing polylines on drill hole cross-sections in GEMS™ by the Qualified Person. The mineralized wireframe outlines were influenced by the selection of mineralized material above 2.5% P2O5 that demonstrated a lithological and structural zonal continuity along strike and down-dip. In some cases, mineralization <2.5% P2O5 was included for the purpose of maintaining zone continuity. On each cross-section, polyline interpretations were digitized from drill hole to drill hole, but not typically extended more than 100 m into untested territory. Minimum constrained width for interpretation was 3 m of drill core length.

The resulting Main Mineral Resource mineralized wireframe is 2,230 m long, 50 m to 445 m thick (true thickness is 2.97 m to 99.5 m), strikes east-west, and dips 25° to 30° north. The mineralized wireframes were utilized as constraining boundaries during Mineral Resource estimation for purposes of rock coding, statistical analysis and compositing limits. The 3-D mineralized wireframes are presented in Appendix B of the Technical Report Summary.

The topographic and overburden surfaces were created using LiDAR results from the Québec government website (www.diffusion.mffp.gouv.qc.ca) and drill hole logs. All mineralized wireframes were truncated at the top of bedrock surface.

A unique rock code was assigned to each mineralized wireframe in the Mineral Resource model as presented in the Table below.

Rock Codes Used for the Mineral Resource Estimate
Wireframe	Rock Code	Wireframe Volume (m3)
Main	100	17,786,392
FW	200	1,238,570
HW	300	1,034,941

Rock Codes Used for the Mineral Resource Estimate
Wireframe	Rock Code	Wireframe Volume (m3)
Air	0
OVB	10
Waste	99

Mineralized wireframe constrained assays were back coded in the assay database with rock codes that were derived from intersections of the mineralized wireframes and drill holes. The basic statistics of the mineralized wireframe constrained assays are presented in the Table below.

Mineralized Wireframe Constrained Assay Summary
Variable	P2O5 (%)	Fe2O3 (%)	TiO2 (%)	Sample Length (m)
Number of Samples	1,667	1,667	1,667	1,667
Minimum Value	0.08	0.00	0.00	0.60
Maximum Value	17.80	48.40	8.45	2.50
Mean	5.01	22.53	4.14	1.48
Median	5.03	22.40	4.25	1.50
Variance	2.01	58.03	1.83	0.01
Standard Deviation	1.42	7.62	1.35	0.11
Coefficient of Variation	0.28	0.3–	0.33	0.07
Note: P2O5 - Phosphorus pentoxide, Fe2O3 = iron oxide, TiO2 = titanium dioxide.

In order to regularize the assay sampling intervals for grade interpolation, a 1.5 m compositing length was selected for the drill hole/channel sample intervals that fell within the constraints of the above-described Mineral Resource mineralized wireframes. The composites were calculated for P2O5, Fe2O3 and TiO2 over 1.5 m lengths starting at the first point of intersection between the assay data drill hole/channel sample and the hanging wall of the 3-D mineralized wireframe constraint. The compositing process was halted on exit from the footwall of the mineralized wireframe constraint. Explicit missing samples (intervals without results like lost core or poor recovery) were treated as nulls based on the nature of mineralization, whereas implicit missing samples (unsampled intervals) were assigned a background value of 0.01%. If the last composite interval was <0.50 m, the composite length was adjusted to make all composite intervals of the mineralized wireframe intercept equal. The resulting composite length ranged from 1.44 m to 1.52 m. This process would not introduce any short sample bias into the grade interpolation process. The constrained composite data were extracted to a point file for a grade capping analysis. The composite statistics are summarized in the Table below.

Composite Summary
Variable	P2O5 Comp	P2O5 Cap	Fe2O3 Comp	Fe2O3 Cap	TiO2 Comp	TiO2 Cap	Length (m)
Number of Composites	1,652	1,652	1,631	1,631	1,631	1,631	1,652
Minimum Value	0.08	0.08	2.28	2.28	0.21	0.21	1.44
Maximum Value	17.80	10.00	48.33	40.00	8.44	7.10	1.52
Mean	5.00	5.00	22.79	22.78	4.19	4.19	1.50
Median	5.03	5.03	22.40	22.40	4.26	4.26	1.50
Geometric Mean	4.74	4.73	21.47	21.46	3.95	3.95	1.50
Variance	1.94	1.81	52.84	52.61	1.65	1.64	0.00

Composite Summary
Variable	P2O5 Comp	P2O5 Cap	Fe2O3 Comp	Fe2O3 Cap	TiO2 Comp	TiO2 Cap	Length (m)
Standard Deviation	1.39	1.34	7.27	7.25	1.28	1.28	0.01
Coefficient of Variation	0.28	0.27	0.32	0.32	0.–1	0.31	0.01

Note: P2O5 - phosphorus pentoxide, Fe2O3 = iron oxide, TiO2 = titanium dioxide, Comp = composite, Cap = capped composite.

Grade capping was investigated on the 1.5 m composite values in the database within the constraining mineralized wireframes to ensure that the possible influence of erratic high-grade values did not bias the database and subsequent grade interpolation. Log-normal histograms and log-probability plots were generated for each mineralized wireframe and the resulting selected graphs are exhibited in Appendix C. The capped composite statistics are summarized in Table 11.4. The grade capping values are detailed in the Table below. The capped composites were utilized to develop variograms and for block model grade interpolation.

Grade Capping Values
Mineral	Wireframe	Total No. of Composites	Capping Value (%)	No. of Capped Composites	Mean of Composites (%)	Mean of Capped Composites (%)	CoV of Composites	CoV of Capped Composites	Capping Percentile
P2O5	Main	1,449	10	4	5.16	5.15	0.26	0.25	99.7
P2O5	FW	110	No cap	0	4.03	4.03	0.24	0.24	100
P2O5	HW	93	8	1	3.73	3.71	0.36	0.34	98.9
Fe2O3	Main	1,428	40	1	23.40	23.39	0.32	0.31	99.9
Fe2O3	FW	110	No cap	0	20.99	20.99	0.16	0.16	100
Fe2O3	HW	93	24	1	15.52	15.49	0.26	0.25	98.9
TiO2	Main	1,428	7.1	1	4.23	4.23	0.31	0.31	99.9
TiO2	FW	110	No cap	0	4.50	4.50	0.19	0.19	100
TiO2	HW	93	No cap	0	3.26	3.26	0.32	0.32	100

A variography analysis was attempted as a guide to determining a grade interpolation search strategy. Directional variograms were developed using the P2O5 composites for the Main wireframe. Selected variograms are presented in Appendix D.

Continuity ellipses based on the observed ranges were subsequently generated and utilized as the basis for grade estimation search ranges, distance weighting calculations and Mineral Resource classification criteria.

The bulk density data used for the creation of the bulk density block model was derived from nine samples taken by the Qualified Person that were analyzed by Activation Laboratories in Ancaster, ON. The average bulk density was 3.04 t/m3.

The Lac Orignal block model was constructed using GEOVIA GEMS™ V6.8.4 modelling software. The block model origin and block size are presented in Table 11.6. The block model consists of separate model attributes for estimated P2O5, Fe2O3 and TiO2 grade, rock type (mineralized wireframes), volume percent, bulk density, and classification.

Block Model Definition
Direction	Origin	No. of Blocks	Block Size (m)
X	383,950	540	5
Y	5,436,600	200	5
Z	680	64	5
Rotation	no rotation

All blocks in the rock type block model were initialled with a waste rock code of 99, corresponding to the surrounding country rocks. The mineralized wireframes were used to code all blocks within the rock type block model that contain ≥1% volume within the mineralized wireframe. These blocks were assigned the rock type codes presented in Table 14.2. The overburden and topographic surfaces were subsequently utilized to assign rock codes 10 and 0, corresponding overburden and air respectively, to all blocks ≥50% above those surfaces.

A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining mineralized wireframes. As a result, the mineralized wireframe boundary was properly represented by the volume percent model ability to measure individual infinitely variable block inclusion percentages within that mineralized wireframe. The minimum percentage of the mineralized block was set to 1%.

The P2O5, Fe2O3 and TiO2 grade blocks were interpolated with Inverse Distance Squared (“ID2”). Nearest Neighbour (“NN”) was utilized for validation. Multiple passes were executed for the grade interpolation to progressively capture the sample points to avoid over-smoothing and preserve local grade variability. Search ranges and directions were based on the variograms. Grade blocks were interpolated using the parameters in the Table below.

Block Model Interpolation Parameters
Pass	Major Range (m)	Semi-major Range (m)	Minor Range (m)	Max No. of Samples per Hole	Min No. of Samples	Max No. of Samples
I	60	30	15	3	7	12
II	100	50	20	3	4	12
III	400	200	80	3	1	12

Selected cross-sections and plans of the P2O5 grade blocks are presented in Appendix E of the Technical Report Summary.

The average bulk density of 3.04 t/m3 was applied to the interpolated grade blocks.

It is the Qualified Person’s opinion that the drilling, assaying and exploration work on the Lac Orignal Project support this Mineral Resource Estimate and are sufficient to indicate a reasonable potential for economic extraction, and thus it is qualified as a Mineral Resource in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K into Indicated and Inferred Mineral Resources. . The Mineral Resource is classified as Indicated and Inferred, based on the geological interpretation, variogram performance and drill hole spacing. The Indicated Mineral Resource is classified for the blocks interpolated with the Pass I and II, which used at least four composites from a minimum of two holes; and Inferred Mineral Resource is classified for all remaining grade populated blocks within the mineralized wireframes. The classifications were adjusted manually to reasonably reflect the distribution of each classification. Selected classification block cross-sections and plans are attached in Appendix F of the Technical Report Summary.

The Lac Orignal Mineral Resource Estimate was derived from applying P2O5 percent cut-off values to the block models and reporting the resulting tonnes and grades for potentially mineable areas. The following parameters were used to calculate the cut-off value that determines the open pit mining potentially economic portions of the constrained mineralization. During the process of pit optimization and the subsequent selection of a maximum Net Present Value (“NPV”) pit shell, all material moved in that pit shell can be economically moved since the pit optimizer applies the mining cost while as it is defining various incremental NPV pit shells. Once the material to be mined is moved to the pit rim in the selected pit shell, the only remaining operating cut-off costs are processing and general and administrative expenses (“G&A”). This cut-off is often referred to as a pit rim, break even or marginal cut-off. Applying a mining cost in the cut-off would overly penalize the already mined material. An optimized pit shell is presented in Appendix G of the Technical Report Summary.

The P2O5 Cut-off value is calculated with parameters below:

US$:C$Exchange Rate	0.80
P2O5 Price	US$200/t (approximate two-year trailing average)
P2O5 Process Recovery	75%
Processing Cost	C$9.00/t
G&A	C$3.25/t
Mining Cost	C$2.50/t
Pit Slope	45°

The reasons for selecting the US$200/t price of P2O5 in the cut-off calculation are as follows:

Reference Source for Morocco Rock Phosphate - Y Charts 30-month average April 2020 to September 2022: https://ycharts.com/indicators/morocco_phosphate_rock_price

US$157/tonne for 32% P2O5 content

Lac Orignal P2O5 concentrate is 40% P2O5

Using an upgrade factor of 40%/32% x $157/tonne = US$196/tonne

The figure of US$196/tonne is rounded upwards to US$200/tonne

The P2O5 cut-off for potential open pit mining is calculated at = 2.5%, as follows:

One tonne of 40% P2O5 concentrate = US$200/0.80 exchange rate x 75% process recovery = C$187.50

1% P2O5 in a tonne is worth C$187.50/40 = C$4.69

Process costs are C$9.00/tonne and G&A including concentrate freight is C$3.25/tonne, totalling C$12.25/tonne

Cut-off = C$12.25/C$4.69 = 2.6% P2O5; a cut-off =2.5% was used

The resulting pit-constrained Mineral Resource Estimate at the effective date of this Technical Report is tabulated in the Table below. The Qualified Person are of the opinion that the mineralization of the Lac Orignal Project is potentially amenable to open pit economic extraction.

Pit-Constrained Mineral Resource Estimate (1-5) at 2.5% P2O5 Cut-off
Classification	Tonnes (M)	P2O5 (%)	Fe2O3 (%)	TiO2 (%)
Indicated	15.8	5.18	23.90	4.23
Inferred	33.2	5.06	22.55	4.16
Process Recovery		75%	66%	24%

Note: P2O5 = phosphorus pentoxide, Fe2O3 = iron oxide, TiO2 = titanium dioxide.

1. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

2. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4. The Mineral Resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

5. Mineral Resources are reported at an effective date of Oct 3, 2022

The Lac Orignal Deposit contains only Indicated and Inferred Mineral Resources. The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature since and there has been insufficient exploration to define these Inferred Mineral Resources as Indicated or Measured Mineral Resources. The main Inferred Resource uncertainty factors are wide drill hole spacing and low confidence in the continuity of potentially economic mineralization. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration. The main Indicated Resource uncertainty factors are bulk density, process recovery, environmental, social and marketing. All Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. None of these factors appear to be a current impediment to the Mineral Resource Estimate.

The optimized pit-constrained Mineral Resource Estimate is sensitive to the selection of a reporting P2O5 cut-off value and are demonstrated in the Table below.

Pit-Constrained Mineral Resource Estimate Sensitivity to P2O5 Cut-off
Classification	Cut-off P2O5 (%)	Tonnes (M)	P2O5 (%)	Contained P2O5 (kt)	Fe2O3 (%)	TiO2 (%)
Indicated	5.0	9.5	5.67	538	23.91	4.19
	4.5	12.9	5.43	703	24.41	4.31
	4.0	14.8	5.29	783	24.24	4.28
	3.5	15.6	5.21	812	24.03	4.26
	3.0	15.8	5.19	819	23.93	4.24
	2.5	15.8	5.18	821	23.90	4.23
	2.0	15.9	5.18	821	23.88	4.23
Inferred	5.0	18.9	5.62	1,061	23.28	4.22
	4.5	25.3	5.41	1,370	23.53	4.28
	4.0	29.5	5.25	1,546	23.20	4.24
	3.5	32.2	5.12	1,647	22.77	4.19
	3.0	33.0	5.07	1,676	22.60	4.17
	2.5	33.2	5.06	1,682	22.55	4.16
	2.0	33.3	5.05	1,684	22.52	4.16

Note: P2O5 = phosphorus pentoxide, Fe2O3 = iron oxide, TiO2 = titanium dioxide.

The block model was validated using a number of industry standard methods, including visual and statistical methods, as follows:

●	Visual examination of composites and block grades on successive plans and sections were performed on-screen, in order to confirm that the block models correctly reflect the distribution of composite grades. The review of estimation parameters included:

○	Number of composites used for grade estimation;
○	Number of drill holes used for grade estimation;
○	Number of passes used for grade estimation;
○	Mean value of the composites used;
○	Mean distance to sample used;
○	Actual distance to closest point; and
○	Grade of true closest point.

●	A comparison of P2O5 mean composite grades with the block model for the Main wireframe is presented in the Table below.

Average P2O5 Grade Composite Comparison with Block Model for the Main Wireframe
Data Type	P2O5 (%)
Composites	5.16
Capped Composites	5.15
Block Model ID2	5.10
Block Model NN	5.07

Notes: P2O5 = phosphorus pentoxide.

ID2 = block model grades were interpolated using Inverse Distance Squared

NN= block model grades were interpolated using Nearest Neighbour.

The comparisons above show the average grades of P2O5 block models were slightly lower than that of composites used for the grade estimation. These were most likely due to the smoothing by the grade interpolation process. The block model values will be more representative than the composites, due to 3-D spatial distribution characteristics of the block model.

●	A comparison of the P2O5 grade-tonnage curve of the Main wireframe model interpolated with Inverse Distance Squared (“ID2”) and Nearest Neighbour (“NN”) on a global basis are presented in the Grade-Tonnage Curve of Main Wireframe ID2 Versus NN Interpolation Figure below.

Grade-Tonnage Curve of Main Wireframe ID2 Versus NN Interpolation

●	P2O5 local trends of the Main wireframe were evaluated by comparing the ID2 and NN estimate against the composites. As shown in the 3 Figures below, grade interpolations with ID2 and NN agreed well.

Main Wireframe P2O5 Grade Swath Plot Easting

Main Wireframe P2O5 Grade Swath Plot Northing

Main Wireframe P2O5 Grade Swath Plot Elevation

Environmental and Permitting

The Lac Orignal Project will be developed with the consideration of the highest environmental, social and governance (“ESG”) principles. The application of these principles is anticipated to provide support for environmental assessment, permitting, and social acceptance.

A detailed Environmental Impact Assessment (“EIA”) of the Project will be required. A preamble for the EIA will be extensive baseline studies, including several biological and physical components, species at risk, migratory birds, greenhouse gas (“GHG”) emissions and control, current land use, archeological, etc.

Avoidance of encroachment on lakes, streams and fish habitat will be important. In accordance of Directive 019 of the Ministère du Dévelopment Durable, de l’Environnement, de la Faune et des Parcs (“MDDEFP”), it is anticipated that Project waste material, including waste rock and tailings will be classified as low risk. No significant concentrations of elements of environment and health concerns (i.e., As, Pb, Cd, Hg, U) have been found in drill core from the Lac Orignal Phosphate Deposit. Although the Deposit contains a small amount of iron sulphide, there appears to be adequate alkalinity in the rock to prevent metal leaching (“ML”) and acid rock drainage (“ARD”).

An EIA (prepared in French and in English), which will contain a detailed Project description, will be filed with the MDDEFP. Normally, questions and clarification are required by MDDEFP. When this process is completed, the Project would progress to public hearings under Bureau d’Audiences Publiques sur l’Environnement (“BAPE”). Successful BAPE hearings would be followed by Ministerial Approval of the Project.

A series of Provincial Permits and Compliances will be required with reference to:

●	Mining Act of Québec, including regulations for pits and quarries.
●	Forest Act.
●	Watercourse and dam safety acts.
●	Transportation and management of dangerous fuels and substances.
●	Water and wastewater management.
●	Tailings and waste rock management.

A costed and funded closure and reclamation plan with an associated monitoring proposal will also be required.

It is anticipated that a federal environmental assessment process will not be triggered by the Project. Considerations of the non-metallic nature of the Deposit, absence of toxic substances, non-application of Metal Mining Effluent Regulations (“MMER”), and avoidance of fish habitat disturbance, would confirm avoidance of Canadian Environmental Assessment Act (“CEAA”) 2012 and 2021 revisions. Federal permits are required for the application and use of explosives, port management of fuels, and marine shipping of products.

Consultations and information sessions will be needed with First Nations and the local communities, during Project development. The Lac Orignal Deposit is located within the ancestral territory (Nitassinan) of the Betsiamites Innu Nation. Access from and product transport route to the Saguenay area port would take place in the Nitassinan of the Mashteuiatsh Pessamit and Essipit. Consultations have been initiated with these First Nations.

Significant consultations and Project information will also need to be exchanged with the communities of Dolbeau-Mistassini, Alma, and Saguenay-Lac St Jean. The transportation of concentrate to a Saguenay port, as much as 1,500 tpd, may emerge as a concern.

The main objectives of consultation and communication activity will be to:

●	Inform all communities potentially affected by the Project of the Project details, options and timing;

●	Communicate the results of baseline studies;

●	Document land use at the mine, transportation route(s) and at the port;

●	Assess all foreseen social and environmental impacts of the Project during development, operation and on closure/site reclamation; and

●	Improve the Project design and social acceptability.

Information sharing and consultation activities will continue throughout the Project development and permitting processes and the construction, operation and closure phases.

The completion of baseline studies, environmental assessment, and permitting can be anticipated to exceed approximately two years, and possibly more as of the date of this Annual Report.

No significant environmental or health risks are anticipated to emerge from the considerations of mining and processing the Project’s mineralized material and concentrate transport from mine to port. Potential concerns that may arise from frequent trucks passing by communities, may be overcome or reduced by special truck designs, time and frequency of trucks passing, and the selection of Saguenay Port location.

Minimal environmental or permitting restrictions for the development and operation of the Project are anticipated.

[End of Extract from the Technical Report Summary]

Bégin-Lamarche Property

Description

The Bégin-Lamarche Property is found 75 km driving distance from the city of Saguenay, Quebec, Canada. The Property is centered approximately at 326,746 m E and 5,403,399 m N (UTM NAD83 Zone 19N). The property is comprised of 627 mining claims covering an area of 35,406 hectares or 354 km2 (see “Properties Map” below). The Company has a 100% interest in the property and there is no royalty attached to the mining claims. The property is an exploration stage property and there are no mineral resources on the property. The Company has all the permits to access its property and has filed for its ATI authorization and has the drilling permits to conduct its exploration program on the property until March 31, 2025. The property is prospective for apatite, ilmenite and magnetite similar to the Company’s Lac à l’Orignal Property.

On July 27, 2022, the Company originally purchased 24 mining claims in this region of the Province of Quebec for a total consideration of $222,500 which was comprised of $12,500 settled by issuing 50,000 shares at $0.25 per share and $210,000 in cash. Further, the Company has paid $41,700 in cash for claim staking in the year ended February 28, 2023 to expand the area of the property.

On March 10, 2023, the Company issued 27,173 Common Shares with a fair value of $22,825 for the purchase of 13 mineral claims in the Bégin-Lamarche area.

On June 5, 2023, the Company announced the results of its 4,274 m drill program on the property which yielded the discovery of two main zones with multiple open pit accessible phosphate-bearing layers.

On January 29, 2024, First Phosphate confirmed a new high-grade discovery 500 m from the existing northern zone of its Bégin-Lamarche Property with 26 grab samples returning high-grade P2O5 (phosphate).

On January 31, 2024, First Phosphate announced that it would undertake a 25,000 m drill program at its Bégin-Lamarche Property.

On March 19, April 2, April 23, and May 14, 2024, the Company announced the first four sets of assay results from its 25,000m drill program at its Bégin-Lamarche Property. The Company’s 25,929 m drill program was completed ahead of schedule on April 29, 2024. A total of 99 drill holes drilled at 100-m spacing covered the entire length of the favorable phosphate horizon. Four phosphate bearing zones were discovered over a strike length of 2.5 km. The Phosphate Mountain Zone has been drilled for a total length of 250 m. This zone is beginning to merge (from the  southwest) with the Northern zone where a 500 m thick phosphate mineralized envelope exists, one which has delineated up to 5 individual layers ranging from 60 m to 100 m in thickness starting at surface and continuing down to a depth of 300 m. The overall strike length of the Phosphate Mountain Zone and the Northern Zone is approximately 600 m. The Southern Zone has been drilled at 100 m spaced sections over a strike length of 1,700 m. Results to date from the Southern Zone show continuous widths in excess of 100 m of phosphate mineralization. The Northwestern zone has an average width of 40 m and a length of 700 m. All analyses have been received and a 43-101 resource estimate is now being prepared which is currently expected to occur in Q1 2025.

Expenditures for the year ended February 29, 2024 on the Bégin-Lamarche property were $3,708,978.

Bluesky

Description

The Bluesky Property consists of a series of 11 staked claims areas within 250 km or less from the city of Saguenay, Quebec. The Bluesky property is comprised of 707 mining claims in 11 groups covering an area of 38,974 hectares or 390 km2 (see “Properties Map” below). The Company has a 100% interest on the property and there is no royalty attached to the mining claims. The property is at the exploration stage and there are no mineral resources on the property. The Company has free access to its property to conduct its exploration programs. The property is prospective for apatite, ilmenite and magnetite similar to its Lac à l’Orignal property. These properties are to be considered as very early exploration.

The Bluesky Property is fully impaired as the management has decided not to renew its claims as it is directing its resources to the other mineral properties. Management believes that technical feasibility and commercial viability would come demonstrably quicker for the other properties as opposed to the Bluesky Property.

On September 12, 2022, pursuant to an agreement between the Company and Frederic Bergeron (the “Bluesky Agreement”), the Company purchased 23 mining claims in this region of the Province of Quebec for total consideration of $50,000 which comprised of $40,000 settled by issuing 160,000 Common Shares at $0.25 per share and $10,000 in cash. Further, the Company has paid $nil in cash for claim staking in the year ended February 29, 2024 (February 28, 2023 - $59,325).

Updates

The Company incurred expenditures of $72,268 on these properties for the fiscal year ended February 29, 2024.

All three exploration areas noted above have not generated revenue thus far. The Company is in the exploration phase at Lac à l’Orignal and in the advanced drilling phase at Bégin-Lamarche, and at the early exploration phase in the Bluesky Property. The Company continues to determine the commercial feasibility of the Lac à l’Orignal and Bégin-Lamarche properties.

Quality Assurance / Quality Control

Gilles Laverdiere P.Geo., Chief Geologist for First Phosphate and a qualified person, as defined in item 1300 of Regulation S-K, is planning and supervising the prospection and drilling campaigns on all of the Company’s properties. A quality assurance – quality control (QA-QC) program is implemented for all exploration programs where sampling occurs. A formal chain-of-custody procedure is adopted for the security of samples until their delivery at the laboratory. A blank and a standard are inserted at the beginning of each sample batch for core drilling and a blank and a standard are then inserted alternatively each 10 samples thereafter. In the event that the results of any standard or blank are outside ±3 standard deviation of the value of the control sample, the 10 samples before and after are analyzed again.

PROPERTIES MAP

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our financial condition, changes in financial conditions and results of operations for the years ended February 29, 2024, February 28, 2023 and February 28, 2022 should be read in conjunction with our financial statements and related notes included therein included in this Annual Report at Item 18. Our financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See the “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this document.

Significant Events

On June 27, 2023, the Company settled an amount owed for services through the issuance of 179,104 common shares of the Company.

On September 1, 2023, the Company settled $193,200 owed to its directors and officers through the issuance of 508,421 common shares at $0.38 per share. The Company also settled $296,676 owed for services through the issuance of 780,726 common shares at $0.38 per share.

On September 6, 2023, the Company announced that Prayon Technologies SA had been successful in transforming First Phosphate’s phosphate concentrate into high quality merchant grade phosphoric acid (“MGA”).

On September 13, 2023, the Company entered into an agreement with ABF of Utah, USA, pursuant to a memorandum of understanding, to support production of up to 40,000 tonnes of annual fully North American manufactured LFP CAM. The initiative aims to bring production of LFP Batteries for the battery storage sector to North America.

On September 26, 2023, we received a letter of interest from EXIM, where EXIM expressed that it would be able to provide us with financing in the amount of up to USD$170,000,000. The letter of intent is in support of the procurement of U.S. goods and services by First Phosphate in Canada and is eligible for a maximum repayment term of 10 years and expires on October 14, 2024.

On December 29, 2023, vendors and consultants of the Company were issued 1,279,796 Common Shares for settlement of all amounts owed to them.

On January 19, 2024, the Company completed the third and final tranche of the January 2024 Private Placement.

On January 25, 2024, the Company announced that it had entered into a multi-party agreement with ABF of Utah, USA and IPL to produce LFP CAM and LFP battery cells in North America.

On January 29, 2024, the Company announced that it had confirmed a new high-grade discovery 500 m from the existing northern zone of its Bégin-Lamarche Property.

On January 31, 2024, the Company announced that it will undertake a 25,000 m drill program at its Bégin-Lamarche Project.

On February 13, 2024, The Company announced that Prayon completed the second stage of the process to transform the MGA into PPA in conformity with the Prayon food grade / battery-grade specification.

On February 15, 2024, the Company and IPL entered into a joint development agreement to undertake an initial phase of joint development of the technology needed to produce the iron phosphate precursor for LFP CAM. Research and development of this initiative will be carried out by IPL. To support the development, First Phosphate will pay USD $250,000 to IPL. The balance of the initial stage development costs will be funded by IPL. First Phosphate was granted a share purchase option to acquire 2.7% of the shares in the capital of IPL at a cost of £500,000 exercisable until March 1, 2026. First Phosphate agreed to pay a penalty of £25,000 if more than 75% of the option expires unexercised.

On February 16, 2024, the Company, Mr. Cliche and his personal corporation mutually agreed to amend Mr. Cliche’s role with the Company such that, effective February 16, 2024, Mr. Cliche ceased to act as Vice President, Business Development. Mr. Cliche will, through his personal corporation, continue as a consultant to First Phosphate until October 5, 2024.

On February 28, 2024, the Company announced that it had signed a memorandum of understanding with Craler Inc., a division of TFI International Inc. for the development of the Company’s global freight logistical competencies to and from the Saguenay-Lac-St-Jean region of Quebec, Canada.

Results of Operations

The following is a discussion of the Company’s results of operations for the years ended February 29, 2024 and February 28, 2023. The following provides the reader with information that will assist in understanding our audited financial statements, the changes in certain key items in those audited financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our audited financial statements.

For the year ended February 28, 2023 $
Expenses
Mining exploration and metallurgy	1,184,443
Business development	377,387
Share based compensation	542,805
Professional fees	371,631
Management fees	308,389
Consulting fees	57,366
Regulatory and compliance expenses	159,254
General and administrative expenses	202,233
Directors’ fees	66,500
Total expenses	(3,270,008)
Other Income
Gain on amortization of flow-through share premium liability	74.767
Gain on recognition of fair value of loan	6,877
Net loss and comprehensive loss	(3,188,364)
Loss per common share – basic and diluted	(0.13)
Weighted average number of common shares outstanding	25,372,346

For the year ended February 29, 2024 $
Expenses
Mining exploration and metallurgy	3,520,097
Business development	854,242
Research and Development	433,799
Share based compensation	1,646,973
Professional fees	996,483
Management fees	306,000
Consulting fees	392,729
Regulatory and compliance expenses	184,735
General and administrative expenses	177,714
Directors’ fees	86,400
Total expenses	(8,599,172)
Other Income
Gain on amortization of flow-through share premium liability	383,218
Financing Expense	(66,516)
Impairment of mineral property	(109,325)
Foreign exchange gain on investment	(4,157)
Gain on investments measured at fair value through profit or loss	45,771
Interest Income	57,713
Net loss and comprehensive loss	(8,292,468)
Loss per common share – basic and diluted	(0.15)
Weighted average number of common shares outstanding	55,236,302

The information should be read in conjunction with the Company’s audited financial statements for the years ended February 29, 2024, February 28, 2023 and February 28, 2022 and the accompanying notes thereto.

Total Expenses

The Company’s total expenses amounted to $8,599,172 for the year ended February 29, 2024 and $3,270,008 for the year ended February 28, 2023, and consisted primarily of the following:

●	Professional fees for the year ended February 29, 2024 were $996,483 compared to $371,631 for the year ended February 28, 2023. The professional fees comprise of the following:

	For the year ended February 29, 2024 $	For the year ended February 28, 2023 $
Legal fees	444,532	249,416
Accounting fees	326,316	86,562
Audit fee	225,635	35,653
	996,483	371,631

●	The increase in legal fees is reflective of filings and other general matters of the Company given the Company’s recent public listing on the Canadian Securities Exchange (the “CSE”) as well as the Company’s preparation of an AIF, SEC Registration Statement and base shelf prospectus. The increase in accounting fees and audit fees is due to the increase in the level of activities.

●	Mining exploration and metallurgy for the year ended February 29, 2024 were $3,520,097 compared to $1,184,443 for the year ended February 28, 2023. The Company recently engaged in a 25,000 drill program at the Bégin-Lamarche property. The Company’s policy is to expense all mining exploration and metallurgy costs other than the acquisition of properties and claims.

●	Business development for the year ended February 29, 2024 were $854,242 compared to $377,387 for the year ended February 28, 2023. The increase in expense is due to the Company’s recent public listing on the CSE and its need to gain visibility for the Company’s activities and to attend international conferences to build various aspects of the business.

●	Research and development for the year ended February 29, 2024 were $433,799 compared to $nil for the year ended February 28, 2023. The increase primarily relates to the Joint Development Agreement with IPL to develop iron phosphate production technology.

●	Share based compensation for the year ended February 29, 2024 were $1,646,973 compared to $542,805 for the year ended February 28, 2023. Share based compensation was recorded for the issuance of stock options, and RSUs to management, directors and consultants of the Company. The increase is due to the increase in the Company’s issuance of such equity instruments to pay for services.

●	Management fees for the year ended February 29, 2024 were $306,000 compared to $308,389 for the year ended February 28, 2023. Management fees relate to the executive management and staffing for the Company as operations have been ramped-up. Starting September 1, 2023, certain management fees are paid via the issuance of RSUs and are presented as share based compensation.

●	Consulting Fees for the year ended February 29, 2024 were $392,729 compared to $57,366 for the year ended February 28, 2023. Consulting fees were incurred relating mostly to market research initiatives as the Company works to develop potential markets for its future mining products as business activities scale-up.

●	Regulatory filing fees for the year ended February 29, 2024 were $184,735 compared to $159,254 for the year ended February 28, 2023. The increase in costs is reflective of various filings for the Company given its listing on the CSE.

●	General and administrative expenses for the year ended February 29, 2024 were $177,714 compared to $202,233 for the year ended February 28, 2023 and reflect the increase in the Company’s activities.

●	Directors' fees for the year ended February 29, 2024 were $86,400 compared to $66,500 for the year ended February 28, 2023. Fees have been incurred for non-executive directors. Starting September 1, 2023, director fees are paid via the issuance of RSUs and are presented as share based compensation.

●	Gain on amortization of flow through liability for the year ended February 29, 2024 were $383,218 compared to $74,767 for the three months ended February 28, 2023. The increase is attributed to the utilization of flow-through funds during the three months ended February 29, 2024. The flow-through liability is created to indicate the Company’s obligation to utilize the funds for Canadian Exploration Expenses and is amortized when such funds are utilized for the said purposes.

●	Impairment on mineral property for the three months ended February 29, 2024 was $109,325 compared to $nil for the year ended February 28, 2023. The Bluesky properties is fully impaired as Management has decided not to renew its claims as it is directing its resources to the other mineral properties. Management believes that technical feasibility and commercial viability would be demonstrably quicker for the other properties as opposed to Bluesky Property.

●	Financing expense for the year ended February 29, 2024 was $66,516 compared to $nil for the year ended February 28, 2023. This relates to the amortized portion of the fair value of the warrants granted to the members of the management pursuant to the line of Credit Agreement between it and the Company.

●	Foreign exchange loss on investments for the year ended February 29, 2024 was $4,157 compared to $nil for the year ended February 28, 2023. This gain primarily relates to the currency fluctuation of the investment of £50,000 held in the shares of IPL.

●	Fair value gain on investments for the year ended February 29, 2024 was $45,771 compared to $nil for the year ended February 28, 2023. This gain relates to the revaluation of the investment of £50,000 held in the shares of IPL based on the fair value of the investee’s shares as of February 29, 2024.

●	Interest income for the year ended February 29, 2024 was $57,713 compared to $nil for the year ended February 28, 2023. This interest relates to bank deposits.

●	The net loss for the year ended February 29, 2024 was $8,292,468 as compared to $3,188,364 for the year ended February 28, 2023. This represents an increase in net loss of $5,104,104 and is due to the items discussed above.

Foreign Currency Fluctuations

We report our financial results and maintains our accounts in Canadian dollars. Our operations in Canada make us subject to foreign currency fluctuations and such fluctuations may materially affect our financial position and results of operations. We have not hedged our exposure to currency fluctuations.

Governmental Regulations, Laws, and Local Practices

Please see the discussion of governmental regulations, laws and local practices in Canada in Item 3.D “Risk Factors”.

B.	Liquidity and Capital Resources

As of February 29, 2024, the Company had $7,496,238 in cash and cash equivalents and $25,000 in restricted cash and $2,532,332 in financial liabilities. As at February 28, 2023, the Company had $1,180,318 in cash and $35,000 in restricted cash and $419,415 in financial liabilities. As at February 28 2022, the Company had cash in trust of nil and $72,678 in current liabilities. The Company intends to raise capital by future financings. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company.

To date, the Company has earned no revenues. For the fiscal years ended   February 29, 2024, February 28, 2023 and February 28, 2022, the Company incurred losses of $8,292,468, $3,188,364, and $64,517, respectively.

As of February 29, 2024, the Company has budgeted a cash requirement of $6,942,400 for the subsequent 12-month period ending February 29, 2025. As of May 31, 2024, the Company has budgeted a cash requirement of $2,075,136 for the subsequent 12-month period ending May 31, 2025. The discrepancy in these figures is primarily related to exploration expenditures incurred on the Bégin-Lamarche Property in connection with its recently completed drilling program.

At a meeting of the Company’s board of directors, and as subsequently extended by resolution, the Company determined to compensate certain directors and management in non-cash consideration until February 28, 2026 to assist the Company with maintaining sufficient cash flow. Parties subject to this arrangement provided written agreement to the arrangement. The Company projects that it has the financial resources to maintain operations beyond May 2025. This projection relies on, as at May 31, 2024, cash available of approximately $1.69 million, government receivables of approximately $0.78 million, and $2.10 million available under the Credit Agreement, if necessary. The Company does not expect to access any funds under the Credit Agreement within the 60 days following this date of this Annual Report.

The Company has arrived at these estimated cash requirements based on the following significant, general factors and assumptions: (i) the Company will not generate any revenue; and (ii) the Company will maintain its personnel that are essential to the development of its stated programs in accordance with their current financial terms. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. From time to time the Company works to raise additional capital through private placements or other equity financing. As future additional financing in the near term will likely be in the form of proceeds from issuances of equity securities, it is likely that there will be dilution to existing shareholders. Moreover, we may incur fees and expenses in the pursuit of such financings, which will increase the rate at which our cash and cash equivalents are depleted. See “Risk Factors” of this 20-F.

C.	Research and Development, Patents and Licenses, etc.

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
●	its intention to complete the asset and to use or sell it;
●	the ability to use or sell the intangible asset;
●	how the asset will generate future economic benefits;
●	the availability of resources to complete the asset; and
●	the ability to measure reliably the expenditure during development.

If the Company cannot distinguish the research phase from the development phase of a project to create an intangible asset, the entity treats the expenditure on that project as if it were incurred in the research phase only.

On February 15, 2024 the Company entered into an agreement with IPL for the joint development of an iron phosphate production technology which will serve as a precursor to making CAM, manganese phosphate and iron manganese phosphate. To support the development, the Company paid USD $250,000 to IPL. This is presented as research and development expenses in the statement of loss and comprehensive loss. The Company did not have research and development expenses prior to incurring the expenses noted above, and accordingly, did not have a research and development policy prior to February 28, 2023. As at February 29, 2024, the Company’s research and development policy is for research expenses to be expensed as incurred. Development expenses are tested to confirm if they meet criteria to be capitalized.

D.	Trend Information

As we are a mineral exploration company with no producing properties, the information required by this section is not applicable.

E.	Critical Accounting Estimates

Information regarding the Company’s critical accounting estimates is incorporated by reference to the Company’s financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual’s place of residence, position with the Company, principal business activities performed outside the Company and period of service as a director (if applicable).

Name	Position With First Phosphate Corp.	Age	Principal Business Activity Outside First Phosphate Corp.	Director/Officer Since

John Passalacqua (1) Ontario, Canada	Chief Executive Officer and Director	54	President of Expoworld Ltd. (May 1998 to present)	June 25, 2021

Bennett Kurtz Ontario, Canada	Chief Financial Officer, Chief Administrative Officer, Corporate Secretary, and Director	63	President and Managing Director of Kurtz Financial Group (April 2007 to present) CFO of RDARS Inc. (March 2022 to present)	June 25, 2021

Laurence W. Zeifman (1) Ontario, Canada	Chairman and Independent Director	62	Audit Partner of Zeifmans LLP, Chartered Professional Accountants (June 1987 to present)	June 23, 2022

Marc Branson (1) British Columbia, Canada	Independent Director	48

President of CapWest Investment Corp. (January 2007 to present)

President, CEO and Director,
Dark Star Minerals Inc.
(February 2023 to present)

CEO, Secretary and Director Weekapaug Lithium Ltd.
(February 2023 to present)

Director, Oil Optimization Inc.
(November 2016 to Present)

Director,
Highmark Technologies Corp.

(January 2015 to Present)

				June 25, 2021

Gilles Laverdiere Quebec, Canada	Chief Geologist	70	Consulting geologist to exploration mining companies	June 1, 2023

Armand MacKenzie Quebec, Canada	Vice President, Government Relations	58	N/A	March 13, 2024

(1)	Denotes member of the Audit Committee.

The following are brief biographies of our directors and executive officers.

Chief Executive Officer and Director - John Passalacqua, Int’l MBA, is an international business strategist with over 35 years of extensive technology and capital markets experience. In 1998, John gained the title of a top 50 international business strategist on the early internet. He is involved in private and public market planning for companies in nascent, visionary industries. John has lived in Quebec and is fluently bilingual in English and French. John is financially literate within the meaning of NI 52-110. Mr. Passalacqua devotes approximately 90% of his time to the affairs of the Company.

Chief Administrative Officer and Director - Bennett Kurtz, is principal of Kurtz Financial Group. He has experience in financing public companies and taking private companies public. Bennett has multi-faceted business experience in finance, management, sales, marketing and administrative functions including business analysis, public business unit segmentation, internal and external analytics. Mr. Kurtz devotes approximately 50% of his time to the affairs of the Company.

Chairman and Independent Director - Laurence W. Zeifman, CPA, is an audit partner of Zeifmans LLP, a mid-sized Toronto public accounting firm. Larry has four decades of experience in public accounting and serves as chair of Nexia Canada, the Canadian division of one of the largest international accounting networks. He is also a former Director of the Ottawa Senators Hockey Club and is a former Alternate Governor of the National Hockey League. Larry is financially literate within the meaning of NI 52-110. Mr. Zeifman expects to devote approximately 5% of his time to the affairs of the Company.

Independent Director - Marc Branson, is president of CapWest Investment Corp. Throughout his career, Marc has founded and grown companies in multiple sectors including mining, industrials, manufacturing, marketing, and consumer electronics. Marc currently serves on a number of public and private companies and is financially literate within the meaning of NI 52-110. He provides management and strategic guidance. Mr. Branson devotes approximately 10% of his time to the affairs of the Company.

Chief Geologist – Gilles Laverdiere, is the Chief Geologist of the Company. Mr. Laverdière holds a B.Sc in geology from Université de Montréal (1978) and a Certificate in Environment from Université du Québec in Abitibi-Témiscamingue (1996). He worked for various mining exploration companies, one of which being Aur Resources inc., until 1984, when he founded his geological consulting business. He then managed numerous exploration and development projects in Abitibi and raised funds for mining companies. From 1978 to 1984, he was a geologist with a focus on gold exploration in Northwestern Quebec. From 1985 to 1997, he has been part of senior management and on the Board of many public mining companies where he evaluated mining prospects, negotiated and structured financing for various mining companies in Canada, the Philippines, Brazil, Nevada. From 1997 to 2006, he worked in China where he started HMZ Metals, a polymetallic producer operating a copper smelter with revenues exceeding $15 million per year. From 2006 to 2010, he was a consulting geologist in charge of planning and supervising drilling projects in Northwestern Quebec and writing 43-101 geological reports. From 2011 to 2013, he was senior consulting geologist for Merrex Gold Inc. where he was in charge in developing a gold project in Mali within a joint-venture with Iamgold Inc. Since 2013 he has been a consulting geologist to exploration mining companies.

Vice President, Government Affairs – Armand MacKenzie, was raised in traditional Innu territory. He has practiced law for 15 years and was chief legal advisor on land rights for the Ilnu Nation. He was special advisor/negotiator on the drafting and adoption of the UN General Assembly Declaration on the Rights of Indigenous Peoples. He has negotiated numerous impact benefit agreements and has been a mining executive for the last 15 years. Prior to this appointment as Vice President, Government Affairs, Mr. MacKenzie served on the advisory board of the Company. He was also Vice-President, Government Relations for Sayona Mining Ltd (ASX: SYA).

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. In addition, there are no family relationships among our senior management members or directors.

Advisory Board

The Company’s advisory board members are: Peter Kent, Gary Stanley, Dr. Peir Pufahl, P. Geo, Isobel Sheldon, OBE, Yves Caprara, Paul Pitman, P. Geo, Karl Trudeau, Ford Nicholson, and Bernard Lapointe.

The Company’s advisory board responsibilities include:

1.	Participation, as needed, in conference calls or meetings with management to discuss the Company’s business or marketing, promotion and prospects for future business;
2.	To arrange and facilitate introductions for business development on the behalf of the Company (as appropriate) aligned to the strategic targets and client base;
3.	To be reasonably accessible to the Company to provide guidance on business development and strategy issues; and

4.	Attendance, as appropriate, at meetings and/or events on behalf of the Company to be agreed upon mutually by the parties.

B.	Compensation

Directors and Senior Management

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended February 29, 2024:

Name and principal position	Year	Salary paid by cash ($)	Security- based awards ($)	Total Compensation ($)
John Passalacqua(1) CEO and Director	2024	72,000	700,856(9)	772,856
Bennett Kurtz(2) CAO and Director	2024	54,000	526,294(10)	580,294
Garry Siskos(3) Former COO and CFO	2024	125,000	53,439	178,439
Laurence W. Zeifman(4) Chairman and Independent Director	2024	21,600	458,298(11)	479,898
Peter Kent(5) Former President and Former Director	2024	24,000	86,758	110,758
Marc Branson(6) Independent Director	2024	21,600	222,235	243,835
Jérôme Cliche(7) Former Vice President, Business Development	2024	33,000	121,317	154,317
Gilles Laverdière (8) Chief Geologist	2024	84,936	74,227	159,163

(1)	Paid to ExpoWorld Ltd. with John Passalaqua as principal.
(2)	Paid to POF Capital Corp. with Bennett Kurtz as principal.
(3)	Paid to Siskos & Associates Inc. with Garry Siskos as principal.
(4)	Paid to Z Six Financial Corporation with Laurence W. Zeifman as principal.
(5)	Paid to Peter Kent Investments Inc. with Peter Kent as principal.
(6)	Paid to Capwest Investments Inc. with Marc Branson as principal.
(7)	Paid to LMC Communications Inc. with Jérôme Cliche as principal.

(8)	Paid to 166693 Canada Inc. with Gilles Laverdière as principal.

(9)	Includes $266,063 finance fee (i.e. calculation of the value received in warrants) pursuant to a line of credit agreement with the Company and $362,793 in share based compensation comprised of options and RSUs.
(10)	Includes $266,063 finance fee (i.e. calculation of the value received in warrants) pursuant to a line of credit agreement with the Company and $224,231 share based compensation comprised of options and RSUs.
(11)	Includes $266,063 finance fee (i.e. calculation of the value received in warrants) pursuant to a line of credit agreement with the Company and $170,635 share based compensation comprised of options and RSUs.

Details of Share Based Compensation

The following table provides details of compensation paid in the form of Options and other forms of security based compensation to our directors and senior management during the fiscal year ended February 29, 2024

Name	Date of Issuance	Number of Securities	Security Type	Exercise Price	Original Expiry Date

ExpoWorld Ltd. (John Passalacqua)	September 1, 2023	378,948	RSU(1)	N/A	(4)
	December 29, 2023	792,000	RSU(2)	N/A	(4)
	December 29, 2023	600,000	Options	$0.40	5 Years from the date of grant
Z Six Financial Corporation (Laurence W. Zeifman)	September 1, 2023	142,106	RSU(1)	N/A	(4)
	December 29, 2023	297,000	RSU(2)	N/A	(4)
	December 29, 2023	600,000	Options	$0.40	5 Years from the date of grant
POF Capital Corp. (Bennett Kurtz)	September 1, 2023	236,842	RSU(1)	N/A	(4)
	December 29, 2023	495,000	RSU(2)	N/A	(4)
	December 29, 2023	600,000	Options	$0.40	5 Years from the date of grant
CapWest Investment Corp. (Marc Branson)	September 1, 2023	142,106	RSU(1)	N/A	(4)
	December 29, 2023	297,000	RSU(2)	N/A	(4)
	December 29, 2023	600,000	Options	$0.40	5 Years from the date of grant
LMC Communications Inc. (Jérôme Cliche)	October 5, 2023	150,000	Options(3)	$0.70	3 Years from the date of grant
	October 5, 2023	338,462	RSU(3)	N/A	(4)
Siskos & Associates Inc. (Garry Siskos)	April 24, 2023	732,000	Options(3)	$0.70	3 Years from the date of grant
Peter Kent Investments Inc. (Peter Kent)
166693 Canada Inc. (Gilles Laverdiere)	December 29, 2023	300,000	Options	$0.40	5 Years from the date of grant
1.	50% vested on November 30 2023 and 50% vested on February 28 2024

2.	25% vesting on each of May 31, August 31 and November 30, 2024, and February 28, 2025

3.	25% vested immediately; and 25% vesting on each of the 6, 12 and 18 month anniversaries of the grant.

4.	All RSUs expire on December 15th of the third financial year following the end of the calendar year in respect of which such RSUs are granted.

C.	Board Practices

Term of Office

Each director of our Company holds office until the next annual general meeting of our Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our Company or the provisions of the BCBCA.

Service Contracts

We do not have any service contracts with directors which provide for benefits upon termination of employment.

Board of Directors

Our Board consists of four directors. A director is not required to hold any shares in the Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement that he or she does not have an interest in, and if he or she does have such an interest, their vote shall not be counted and may not be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, unless otherwise approved by a majority of the Board. The directors may exercise all of our powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.

Our Board is elected annually by a vote of shareholders represented at the meeting, at which at least two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting constitutes a quorum, entitled to vote or via a unanimous resolution of the shareholders entitled to vote at the annual general meeting. In addition, the maximum and minimum number of directors is determined by ordinary resolution of our shareholders. Each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected.

See Item 6 – “Directors, Senior Management, and Employees - Directors and Senior Management” for further details on our directors.

Audit Committee

The Company has a separately designated standing Audit Committee. The following persons currently serve on our Audit Committee: Laurence W. Zeifman (Chair), Marc Branson, and John Passalacqua.

The Board of the Company has adopted a written charter for the Audit Committee.

The primary function of the Audit Committee is to assist the Board in fulfilling their applicable roles by, among other things, overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management, pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Company by the Company’s external auditor, satisfying itself that adequate procedures are in place for the review of certain of the Company’s public disclosure of financial information extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures, establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and for the confidential and anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters and reviewing and approving the annual and interim financial statements, related management discussion and analysis and other financial information provided by the Company to any governmental body or the public.

The members of the Audit Committee are appointed annually by the Board, and each member of the Audit Committee serves at the request of the Board until the member resigns, is removed, or ceases to be a member of the Board.

All audit and non-audit services to be provided by the Company’s external auditor are required to be pre-approved by the Audit Committee. On an annual basis, the Company’s Audit Committee pre-approves a budget for certain specific non-audit services such as assistance with tax returns.

Compensation Committee

The Company’s Compensation Committee currently consists of Marc Branson (Chair) and Laurence W. Zeifman. The Board has not yet adopted a written charter for the Compensation Committee.

D.	Employees

As at February 28, 2022, the Company had no active operations and 0 consultants or employees. As at February 28, 2023, we had 6 consultants and 0 employees after the company commenced operations. As of February 29, 2024, we had 8 consultants and 0 employees based in Canada, as shown in the chart below.

Canada
Consultants	8
Employees	0

The Company does not have any relationship with labor unions and there are no mining operations.

E.	Share Ownership

We had 74,867,570 Common Shares issued and outstanding as of the date of this Form 20-F. Of the Common Shares issued and outstanding, warrants held and RSUs and stock options granted, our directors and officers owned the following Common Shares as of the date of this 20-F:

Name	Number of Common Shares Beneficially Owned (1)	Percentage (1)
John Passalacqua	13,233,529 (2)	17.13%
Bennett Kurtz	5,386,723(3)	7.02%
Laurence W. Zeifman	5,903,331 (4)	7.69%
Marc Branson	1,799,829 (5)	2.38%
Gilles Laverdiere	1,033,381 (6)	1.37%
Armand MacKenzie	360,200 (7)	<1%

(1)	Partially diluted based on 74,867,570 Common Shares issued and outstanding as at the date of this Form 20-F, and the number of shares issuable upon the exercise of issued and outstanding Options and Warrants and RSUs vested within 60 days of the date of this Annual Report. The Warrants have expiration dates of December 31, 2025 or April 24, 2026. The Options are exercisable for 3 or 5 years from the date of issuance. The RSUs expire on December 15th of the third financial year following the end of the calendar year in respect of which such RSUs are granted. See “Item 10. Additional Information – A. Share Capital.” The Company does not expect to access any funds under the Credit Agreement within the 60 days following this date of this Annual Report.

(2)

ExpoWorld Ltd. is the beneficial owner of 1,004,817 Common Shares, 1,200,000 Options and 875,000 Credit Warrants. ExpoWorld Ltd. holds 198,000 RSUs that vest on August 31, 2024.

ExpoWorld Ltd. holds another 396,000 RSUs, and 600,000,000 Options which have not vested and will not be vesting within 60 days of the date of this Annual Report and 875,000 Credit Warrants that are not currently exercisable by the holder.

Shpirtrat Trust is the beneficial owner of 10,031,212 Common Shares and 122,500 Warrants.

Mr. Passalacqua exercises control over ExpoWorld Ltd. and Shpirtrat Trust.

(3)

POF Capital Corp. is the beneficial owner of 1,691,052 Common Shares, 46,500 Warrants and 750,000 Options. POF Capital Corp. holds 123,750 RSUs that vest on August 31, 2024.

POF Capital Corp. holds another 247,500 RSUs and 450,000 Options which have not vested and will not be vesting within 60 days of the date of this Annual Report.

582284 Ontario Limited is the beneficial owner of 1,100,421 Common Shares, 875,000 Credit Warrants and 30,000 Warrants. 582284 Ontario Limited holds another 875,000 Credit Warrants that are not currently exercisable by the holder.

Mr. Kurtz exercises control over POF Capital Corp and 582284 Ontario Limited. An additional 770,000 Common Shares are held by personal and spousal Registered Retirement Savings Plan and Tax Free Savings Accounts over which Mr. Kurtz exercises control.

(4)

Mr. Zeifman is the beneficial owner of 375,000 Common Shares and 187,500 Warrants that have vested.

Z Six Financial Corporation is the beneficial owner of 3,300,774 Common Shares, 875,000Credit Warrants, 47,557 Warrants, and 750,000 Options. Z Six Financial Corporation holds 74,250 RSUs that vest on August 31, 2024.

.Z Six Financial Corporation holds another 148,500 RSUs, and 450,000 Options which have not vested and will not be vesting within 60 days of this Annual Report, and 875,000 Credit Warrants that are not currently exercisable by the holder.

Mr. Zeifman and his spouse exercise control over Z Six Financial Corporation.

(5)

CapWest Investment Corp. beneficially owns 975,579 Common Shares, 58,250 Warrants and 750,000 Options, and holds 74,250 RSUs that vest on August 31, 2024.

CapWest Investment Corp. holds another 148,500 RSUs and 450,000 Options which have not vested and will not be vesting within 60 days of this Annual Report.

Mr. Branson exercises control over CanWest Investment Corp.

(6)	Mr. Laverdiere beneficially owns 358,381 Common Shares, 72,750 Warrants and 675,000 Options. Mr. Laverdiere holds an additional 225,000 Options which have not vested and will not be vesting within 60 days of the date of this Annual Report.

(7)	Mr. MacKenzie beneficially owns 80,100 Common Shares and 200,000 Options, and holds 80,100 RSUs that vest on August 31, 2024. Mr. MacKenzie holds another 100,000 Options and 160,200 RSUs which have not vested and that will not be vesting within 60 days of this Annual Report.

Omnibus Plan

The Omnibus Plan was approved and adopted by the Board on July 26, 2023. Under the Omnibus Plan, the Company can grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees and consultants, all granted under one plan which will allow such awards to be subject to the same administration and overall limits.

The Omnibus Plan was approved by disinterested shareholders at the Company’s annual and special meeting of shareholders held on August 25, 2023.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of Common Shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the Common Shares issued and outstanding at the time of grant pursuant to awards granted under the Omnibus Plan. As of the date of this Form 20-F, the Company currently has 10,143,000 Common Shares reserved for issuance pursuant to Option grants and 2,623,500 Common Shares reserved for issuance pursuant to RSU grants. In aggregate, as at the date of this Annual Report, the Company has 12,766,500 Common Shares reserved for issuance pursuant to Options and RSUs granted and outstanding, representing 14.4% of the Common Shares outstanding on a partially diluted basis.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of the date of this Form 20-F, the persons known to us to be the beneficial owners of more than five percent (5%) of the Common Shares:

Name of Shareholder	No. of Common Shares Beneficially Owned (1)(2)	Percentage of Outstanding Common Shares (1)(2)
John Passalacqua	13,233,529	17.13%
1320267 BC Ltd. (3)	6,600,000	8.10%
Laurence W. Zeifman	5,903,331	7.69%
Bennett Kurtz	5,386,723	7.02%

(1)	Partially diluted based on 74,867,570 Common Shares issued and outstanding as at the date of this Form 20-F. The Warrants have expiration dates of December 31, 2025 or April 24, 2026. The Options are exercisable for 3 or 5 years from the date of issuance. The RSUs expire on December 15th of the third financial year following the end of the calendar year in respect of which such RSUs are granted.

(2)	See notes to the “Share Ownership” table in Item 6 – “Directors, Senior Management and Employees – Share Ownership.”

(3)

Effective April 14, 2024, 1320267 BC Ltd. acquired 6,600,000 shares from The Wolverton Family Foundation, who previously owned these shares. These 6,600,000 shares were originally purchased from the Company’s treasury by the Wolverton Family Foundation in a private placement completed on December 29, 2023.

The Company’s major shareholders do not have different voting rights. At the date of this Annual Report, there are no Preferred Shares issued and outstanding.

The Company is a publicly owned company, and the Common Shares are owned by Canadian residents, United States residents, and residents of other countries. The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly.

At July 4, 2024, to the best of the Company’s knowledge, there were a total of 2,253 holders of the Common Shares, of which 1,924 record holders were resident in Canada, holding 70,075,134 Common Shares. This number represents approximately 93.60% of the 74,867,570 issued and outstanding Common Shares at that date.

At July 4, 2024, to the best of the Company’s knowledge, there were a total of 2,253 holders of our Common Shares, of which 277 record holders were resident in the United States, holding 296,488 Common Shares. This number represents approximately 0.4% of the 74,867,570 issued and outstanding Common Shares at that date.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. They are listed below:

Related party	Relationship (as of the date of this Form 20-F)
John Passalacqua	Chief Executive Officer and Director
Laurence Zeifman	Chairman and Independent Director
Bennett Kurtz	Chief Administrative Officer, Chief Financial Officer, Corporate Secretary, and Director
Marc Branson	Independent Director
Gilles Laverdière	Chief Geologist
Armand MacKenzie	Vice President, Government Relations

For the period from March 1, 2023 to February 29, 2024, the Company incurred management fees of $306,000, director fees of $86,400, share based compensation of $1,020,491, professional fees of $125,000 and consulting fees of $30,000.

As of February 29, 2024, $nil (February 28, 2023, $79,290 and February 28, 2022, $58,617) was included in the accounts payable as amount due to key management personnel for services received during the year. As at the date of this Form 20-F, no amounts are due to key management personnel.

Director and Management Services Agreements

The Company has director and management service agreements with each of its directors and officers that allow for termination without cause so long as 30 day prior written notice is provided by either party. Under each agreement, the consultant is entitled to a monthly payment in cash but the Company has the option to issue common shares as payment in lieu.

For the year ended February 29, 2024, ExpoWorld Ltd. (with John Passalaqua as principal) received $772,856 in fees comprised of $144,000 for management services (February 28, 2023 - $97,500) in their capacity as a CEO, $nil directors fees (February 28, 2023 - $12,500), $266,063 (February 28, 2023 - $nil) finance fee pursuant to a line of credit agreement with the Company and $362,793 (February 28, 2023 - $103,901) in share based compensation comprised of options and RSUs. Mr. Passalaqua is the CEO and director of the Company.

For the year ended February 29, 2024, Peter Kent Investments Inc. (with Peter Kent as principal) received $110,758 in fees comprised of $72,000 for management services (February 28, 2023 - $53,889) in their capacity as President, $nil directors fees (February 28, 2023 - $nil), and $38,758 (February 28, 2023 - $51,951) share based compensation comprised of options. As of September 1, 2023, Mr. Kent stepped down as President and director of the Company.

For the year ended February 29, 2024, POF Capital Corp. (with Bennett Kurtz as principal) received $580,294 in fees comprised of $90,000 for management services (February 28, 2023 - $79,000) in their capacity as a CAO, $nil directors fees (February 28, 2023 - $nil), $266,063 (February 28, 2023 - $nil) finance fee pursuant to a line of credit agreement with the Company and $224,231 (February 28, 2023 - $51,951) share based compensation comprised of options and RSUs. As of September 1, 2023, Mr. Kurtz was appointed CFO of the Company. He also serves as a director and CAO, Corporate Secretary, and Director of the Company.

For the year ended February 29, 2024, Capwest Investments Inc. (with Marc Branson as principal) received $243,835 in fees comprised of $nil for management services (February 28, 2023 $nil), $43,200 directors fees (February 28, 2023 $30,000), $30,000 consulting fees (February 28, 2023 $nil), and $170,635 (February 28, 2023 $59,951) share based compensation comprised of Options and RSUs. Mr. Branson serves as an independent director of the Company.

For the year ended February 29, 2024, LMC Communications Inc. (with Jérôme Cliche as principal) received $154,317 in fees comprised of $33,000 for consulting services (February 28, 2023 $nil) and $121,317 (February 28, 2023 $nil) share based compensation comprised of Options and RSUs. On October 5, 2023, Mr. Cliche was appointed Vice President, Business Development of the Company. On February 16, 2024, he ceased to act as Vice President, Business Development and, through his personal corporation, continued as a consultant to the Company October 5, 2024.

For the year ended February 29, 2024, Z Six Financial Corporation (with Laurence W. Zeifman and his spouse as the shareholders) received $479,898 in fees comprised of $nil for management services (February 28, 2023 - $nil), $43,200 directors fees (February 28, 2023 - $24,000) comprised of cash payment, $266,063 (February 28, 2023 - $nil) finance fee pursuant to a line of credit agreement with the Company and $170,635 share based compensation (February 28, 2023 - $51,951) comprised of options and RSUs. Mr. Zeifman serves as Chairman and independent director of the Company.

For the year ended February 29, 2024, Siskos & Associates Inc. (with Garry Siskos as principal) received $178,439 in fees comprised of $nil for management services (February 28, 2023 - $nil), $nil for directors fees (February 28, 2023 - $nil), $125,000 for professional fees (February 28, 2023 - $nil) comprised of cash payment, and $53,439 share based compensation (February 28, 2023 - $nil) comprised of options. Mr. Siskos served as the CFO and COO of the Company. As of September 1, 2023, Mr. Siskos resigned as CFO of the Company.

For the year ended February 29, 2024, 166693 Canada Inc. (with Gilles Laverdiere as principal) received $159,163 in fees comprised of $nil for management services (February 28, 2023 - $nil), $nil for consulting fees (February 28, 2023 - $nil), $84,936 for mining exploration and metallurgy expenses (February 28, 2023 - $98,889) comprised of cash payment, and $74,227 share based compensation (February 28, 2023 - $51,951) comprised of options. Mr. Laverdiere serves as the Chief Geologist of the Company.

Other Related Party Transactions

On September 1, 2023, the Company settled $193,200 owed to its directors and officers through the issuance of 508,421 common shares at $0.38 per share.

On December 29, 2023, the Company entered into the Credit Agreement with John Passalacqua, Laurence W. Zeifman and Bennett Kurtz. In consideration for providing the credit facility, the company granted 5,250,000 Credit Warrants exercisable at $0.40 per Common Share. 2,625,000 Credit Warrants vest immediately. The remaining issued but unvested Credit Warrants will vest by dividing the amount of any advance under the credit facility by the exercise price of the Credit Warrants. The credit Warrants expire five years from the grant date. As of the date of this Form 20-F, no amounts have been withdrawn under this agreement.

Due from Related Parties

As of February 28, 2023, $30,000 was included in prepaid expenses as an amount paid to Marc Branson, an independent director of the Company, in advance for director services expected to be received in the fiscal year 2024. As at the date of this Annual Report, this amount is nil.

Due to related parties

As of February 28, 2023, $79,290 was included in accounts payable as amount due to key management personnel for services received during the period. As at the date of this Annual Report, this amount is nil (unaudited).

Breakdown of amounts due to related parties
Feb 28, 2023
ExpoWorld Ltd.(1)	$27,500
POF Capital Corp(2)	29,950
Peter Kent Investments Inc.(3)	10,540
CapWest Investment Corp.(4)	5,000
Z Six Financial Corporation(5)	6,300
TOTAL	$79,290

Notes:

(1)	ExpoWorld and Shpirtrat Trust may be considered joint actors with John Passalacqua.

(2)	With principal of Bennett Kurtz, current CFO, CAO, Corporate Secretary, and Director of the Company.

(3)	With principal of Peter Kent, who retired from his President and Director positions on August 31, 2023.

(4)	With principal of Marc Branson, the current independent Director of the Company.

(5)	With principals of Laurence Zeifman and his spouse. Mr. Zeifman is the current Chairman and independent Director of the Company.

Glen Eagle Transaction

On May 11, 2023, the Company announced that members of its management team and Board have reached an agreement for the purchase of 50% of the escrowed Common Shares currently owned by Glen Eagle. The agreement was subject to customary closing conditions, including obtaining all necessary approvals under the Escrow Agreement and all applicable securities laws. Glen Eagle originally received Common Shares for the sale of the Lac à l’Orignal flagship property to the Company on September 12, 2022. The Transaction closed on June 19, 2023 for the aggregate consideration of $590,000 at the deemed price of $0.2185 per Common Share.

Through this agreement, Mr. Passalacqua (through Shpirtrat Trust, over which Mr. Passalacqua exercises control) acquired 1,212,712 Common Shares, Mr. Kent (through Peter Kent Investments Inc., a company owned and controlled by Mr. Kent acquired 22,881 Common Shares, Mr. Zeifman (through Z Six Financial Corporation, a company owned and controlled by Mr. Zeifman and his spouse) acquired 1,212,712 Common Shares, Mr. Kurtz (through POF Capital Corp., a company owned and controlled by Mr. Kurtz) acquired 22,881 Common Shares, Mr. Branson (through CapWest Investment Corp., a company owned and controlled by Mr. Branson) acquired 22,881 Common Shares, Mr. Laverdiere acquired 22,881 Common Shares, and Mr. Siskos acquired 183,052 Common Shares. The acquired Common Shares from Glen Eagle are scheduled to be released from escrow in 2023 and in 2024.

Immediately subsequent to the Glen Eagle transaction, Shpirtrat Trust together with ExpoWorld Ltd., a private company owned and controlled by John Passalacqua, owned and controlled a total of 9,798,607 Common Shares, 122,500 Warrants, and 1,200,000 Options, representing approximately 18.95% of the outstanding Common Shares on an undiluted basis and 20.97% on a partially diluted basis, assuming the exercise of the 122,500 Warrants and 1,200,000 Options held by the Shpirtrat Trust. ExpoWorld and Shpirtrat Trust may be considered joint actors with John Passalacqua.

The purchasers’ participation in the Glen Eagle transaction was completed for investment purposes and all Common Shares remain subject to escrow time-based release schedules, as more particularly described in the Company’s listing statement dated February 15, 2023 and filed on SEDAR+ on February 22, 2023. In the future, the Purchasers will evaluate their investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease their shareholdings as circumstances require through market transactions, private agreements, or otherwise.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Statements and Other Financial Information

Financial Statements

See Item 18 - “Financial Statements”.

●	Our audited financial statements as at and for the years ended February 29, 2024, February 28, 2023 and February 28, 2022 as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The independent auditors’ report of Davidson & Company LLP (PCAOB ID 731) is included herein immediately preceding the financial statements and schedules.

Legal Proceedings

We are not and have not been a party to any legal proceedings and are not aware of any such proceedings known to be contemplated.

Dividend Policy

The Company has not paid any cash dividends on its shares to date and does not intend to declare or pay any cash dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition and will be at the discretion of the Company’s existing Board at that time. Any payment of dividends is also conditional on the Company remaining in compliance with its credit agreement and the terms of the loans advanced by the Company’s senior lender. See “Risk Factors” in this Annual Report.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

On October 23, 2020, the Company was restored. On December 16, 2020, the BCSC issued a partial revocation order (the “Partial Revocation Order”) of the BC CTO and the ASC issued a variation order (the “Variation Order”) varying the AB CTO. The Partial Revocation Order and the Variation Order were issued solely for the purpose of permitting the Company to: (a) enter into a loan agreement (the “Loan Agreement”) to borrow $10,000 (the “Loan”), with the proceeds to be used to pay expenses for the revival of the Company and the expenses in connection with the Partial Revocation Order and Variation Order (b) to convert the Loan into units; and (c) issue: (i) up to 180,590 Pre-Consolidation Shares of the Company, at a subscription price of $0.0805 per Common Share; and (ii) up to 171,977 Pre-Consolidation Shares of the Company, at a subscription price of $0.3225 per Common Share to meet its continuous disclosure obligations under NI 51-102. On March 26, 2021, the ASC and BCSC each issued an order revoking their previously issued cease trade orders in respect of the securities of the Company.

The Company’s Common Shares are listed for trading on the CSE under the trading symbol “PHOS”, on the OTC PINK Market under the trading symbol “FRSPF” and on the Frankfurt Stock Exchange under the trading symbol “KD0”.

Our securities are currently listed on the CSE, OTC Pink Market and the FSE. Historically, the Company, then called Pan American Lithium Corp., registered its common shares under Section 12(g) of the Exchange Act, by filing Form 8-A on January 26, 2011, with the SEC. On April 5, 2016, the SEC issued a final order that, pursuant to Section 12(j) of the Exchange Act, the registrations of each class of registered securities of the Company, then called First Potash Corp., were thereby revoked. On April 29, 2024, the SEC issued an order declaring First Phosphate’s registration effective pursuant to Section 12(g) of the Exchange Act. We intend to apply to have our Common Shares listed on the OTCQB. We will need a market maker to file the application in order to be able to quote our Common Shares on the OTCQB maintained by the Financial Industry Regulatory Authority (“FINRA”). There can be no assurance that a market maker’s application, when filed, will be accepted or approved by FINRA nor can we estimate as to how much time this application will require. We are not permitted to file such application on our own behalf. For a description of the rights of our Common Shares, see “Item 10. Additional Information – A. Share Capital.”

On July 5, 2024, the closing price of our Common Shares on the CSE was $0.18 per share, on July 5, 2024, the closing price of our Common Shares on the OTC Pink Market was US$0.14, and on July 5, 2024, the closing price of our Common Shares on the Frankfurt Stock Exchange was EUR$0.108 per share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares are listed for trading on the CSE under the trading symbol “PHOS”, on the OTC Pink Market under the trading symbol “FRSPF” and on the Frankfurt Stock Exchange under the trading symbol “KD0”. The CUSIP number for our Common Shares is 3361D103.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Incorporation

The Company was incorporated as Etna Resources Inc. on September 18, 2006, under the provisions of the BCBCA. The Company was dissolved on March 2, 2015 and received a certificate of restoration under the provisions on the BCBCA on October 23, 2020.

The Company filed articles of amendment on:

●	January 20, 2010 to change its name to Pan American Lithium Corp.

●	September 23, 2011 to authorize a class of preferred shares without par value, and to allow for the issuance of an unlimited number of preferred shares without par value;

●	November 26, 2012 to change its name to First Potash Corp.

●	June 29, 2022 to change its name to First Phosphate Corp.

Objects and Purposes of our Corporation

The Company’s Articles which were initially adopted on September 18, 2006 do not contain a description of the Company’s objects and purposes. We are entitled under the BCBCA to carry on any activities whatsoever that are not specifically precluded by other statutory provisions of the Province of British Columbia.

Powers, Functions and Qualifications of Directors

The provisions of the BCBCA govern (a) the Company’s directors’ powers to vote on a proposal, arrangement or contract in which the director is materially interested; (b) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The powers and functions of the directors are set forth in the Company’s Articles, which provide that:

(a)	a director who holds office or possesses any property, right, or interest that could result, directly or indirectly, in the creation of a duty of interest that materially conflicts with his duty or interest as a director must disclose the nature and extent of the conflict and abstain from voting on the approval of the proposed contract or transaction, unless all the directors have a disclosable interest, in which case the director may vote on such resolution, and moreover, may be liable to account to the Company for any profit that accrued under such an interest contract or transaction;

(b)	A director or senior officer who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the BCBCA;

(c)	there are no specific limitations on the exercise by the directors of the Company’s borrowing powers;

(d)	There are no specified requirements with respect to retirement or non-retirement of directors, although the BCBCA does require that a director must be a minimum of 18 years of age.

(e)	No ownership of equity through any share class is required for a director’s qualification.

Share Rights

There are no special rights or restrictions of any nature or kind attached to any of the Common Shares, including any dividend rights. All authorized and issued Common Shares rank equally in respect to the declaration and receipt of dividends and rights to share in any profits or surplus upon our liquidation, dissolution or winding-up. Each Common Share has attached to it one non-cumulative vote. Shareholders are not liable to further capital calls made by us. There is no specific sinking fund provision or any provision discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of Common Shares.

The Company filed articles of amendment on September 23, 2011 to authorize a class of Preferred Shares without par value, and to allow for the issuance of an unlimited number of Preferred Shares without par value. The Preferred Shares do not confer right to receive notice of, attend or vote at general meetings and may include one or more series and, subject to the BCBCA the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a) determine the maximum number of shares of that series that the Company is authorized to issue, determine;

(b) that there is no such maximum number, or alter any such determination;

(c) create an identifying name for the shares of that series, or alter any such identifying name; and

(d) attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

The holders of Preferred Shares are entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common Shares or any other shares of the Company ranking junior to the Preferred Shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon.

The Company is authorized to issue an unlimited number of Common Shares, without par value, and unlimited number of Preferred Shares, without par value, issuable in series.

All Common Shares issued and outstanding are fully paid.

The summary below of the rights, privileges, restrictions and conditions attaching to our Common Shares and Warrants is subject to and qualified in its entirety by reference to our articles, which are incorporated by reference as an exhibit to this Form 20-F, and will be available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Common Shares and Preferred Shares

As of the date of this Annual Report, the Company has 74,867,570 Common Shares outstanding and no Preferred Shares outstanding.

Convertible Securities

Options

The Company has outstanding Options to purchase Common Shares. As of the date of this 20-F, there are 10,143,000 Options issued and outstanding pursuant to the Omnibus Plan. Options are subject to a four month and one day hold period from the date of grant. Each exercised Option entitles the holder to receive one Common Share.

RSUs

As at the date of this Form 20-F, the Company had 2,623,500 outstanding RSUs to purchase Common Shares pursuant to the Omnibus Plan. RSUs are subject to a four month and one day hold period from the date of grant. Each vested RSU entitles the holder to receive one Common Share.

Warrants

As at the date of this 20-F, the Company has an aggregate of 16,962,927 unexercised Warrants issued and outstanding.

Escrowed Securities

As a requirement of the Company’s listing on the CSE on February 22, 2023, certain directors, officers and their affiliates, and Glen Eagle were required to have their shares held in escrow by the Company’s transfer agent in accordance with the terms of the Escrow Agreement.

As at the date of this Annual Report, 12,033,302 of the Company’s common shares were held in escrow, to be released as follows:

●	3,008,327 of remaining escrow securities on August 22, 2024;

●	3,008,326 of remaining escrow securities on February 22, 2025;

●	3,008,326 of remaining escrow securities on August 22, 2025; and

●	The remaining escrow securities on February 22, 2026.

Procedures to Change the Rights of Shareholders

Our Articles state that, subject to compliance with the BCBCA, the Company may, by a resolution passed at a meeting of shareholders by at least two-thirds of the votes cast on the resolution (a “special resolution”), (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued. Our Articles further state that, subject to compliance with the BCBCA, the Company may, by a resolution passed at a meeting of the board of directors: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (d) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares; or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Act; (h) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or (i) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued. Pursuant to our Articles, if the Act does not specify the type of resolutions and the Articles do not specify another type of resolution, the Company may, by ordinary resolution, alter the Articles.

Meetings

Annual General Meetings are called and scheduled upon decision by the Board of Directors. Pursuant to the BCBCA, we are required to hold an annual meeting in each year, not more than 15 months after the date of the most recent annual meeting. The directors may call a meeting of the shareholders whenever they see fit. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Limitations on Ownership of Securities

Our Articles and other charter documents do not contain limitations prohibiting non-residents, foreigners or any other group from holding or voting shares.

Change in Control

There are no provisions in our Articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in the control of the Company, and that would operate only with respect to a merger, acquisition, arrangement or corporate restructuring involving the Company.

Share Ownership Reporting Obligations

Our Articles and the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction, directly or indirectly, over greater than 10% of the issued voting shares of a corporation.

Restrictions on Share Ownership by Non-Canadians

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or British Columbia, or in our charter documents.

C.	Material Contracts

On June 17, 2022, the Company entered into a mineral option agreement (the “Mineral Option Agreement”) with Glen Eagle, an arm’s length third-party to the Company, which provided the Company the right to acquire a 100% legal and beneficial interest in the Property, subject to an existing 1% NSR. Pursuant to the Mineral Option Agreement, as amended on August 22, 2022 and September 12, 2022 the Company acquired the interest in the Property by paying a total cash consideration of $1,241,000 and a promissory note in the amount of $250,000 as well as an issue of 6,000,000 Common Shares to Glen Eagle. As of September 14, 2022, the Company fully purchased the Property from Glen Eagle.

On September 12, 2022, pursuant to the Bluesky Agreement, the Company purchased 23 mining claims in this region of the Province of Quebec for total consideration of $50,000 which comprised of $40,000 settled by issuing 160,000 Common Shares at $0.25 per share and $10,000 in cash. Further, the Company has paid $59,325 in cash for claim staking in the year ended February 28, 2023 to expand Bluesky areas.

On March 9, 2023, the Company acquired 13 additional mineral claims in the Bégin-Lamarche claim block representing approximately 612 ha. in the region of Saguenay-Lac-St-Jean, Quebec, for the consideration of $22,825 through the issuance of 27,173 Common Share at a deemed price of $0.92 and actual price of $0.84 per Common Share from Explorations JF Inc.

On March 21, 2023, the Company entered into an agreement with Independent Trading Group (“ITG”) with ITG providing market making services to the Company. Market making services will include facilitating trading, or liquidity, in the securities of the Company. The initial term of this agreement was for a period of 3 months from march 31, 2023 and is set to renew for 1 month terms unless either party provides at least thirty (30) days written notice prior to the end of the initial term or an additional term, as applicable.

On May 11, 2023, the Company announced that members of its management team and Board have reached an   agreement for the purchase of 50% of the escrowed Common Shares owned by Glen Eagle. The agreement was subject to customary closing conditions, including obtaining all necessary approvals under the Escrow Agreement and all applicable securities laws. Glen Eagle originally received Common Shares for the sale of the Lac à l’Orignal flagship property to the Company on September 12, 2022. The Transaction closed on June 19, 2023 for the aggregate consideration of $590,000 at the deemed price of $0.2185 per Common Share.

On June 19, 2023, the Company announced the completion of a share purchase agreement with Glen Eagle. Certain directors and officers of the Company acquired 2,700,000 Company Common Shares from Glen Eagle at $0.2185 per Common Share, amounting to a total cash payment of $590,000, pursuant to a share purchase agreement dated May 10, 2023. These shares were originally issued on August 24, 2022, at $0.250 per share to Glen Eagle under a purchase agreement for the Lac à l’Orignal property.

On December 29, 2023, the Company entered into the Credit Agreement.  The Credit Agreement with members of its management team and board of directors (the “Lenders”) establishes a secured revolving credit facility of $2,100,000 (the “Credit Facility“) for the Company to be advanced in installments. The Credit Facility is due January 1, 2026, bears interest at a rate of the greater of 8% or prime plus 2% per annum, with prime established by the Bank of Canada, and is secured by first ranking security over the Company’s receivables from the Government of Canada and the Province of Quebec including in respect of goods and services tax. In consideration for providing the Credit Facility, the Company granted 5,250,000 warrants (“LOC Warrants”) to the Lenders, comprised of the CEO, CFO/CAO, and the Chairman of the Company. Each LOC Warrant is exercisable into one Common Share (a “LOC Share”) at an exercise price $0.40 (the “Exercise Price”) for a period of five years from the date of issuance and will be non-transferable. 1,750,000 LOC Warrants were granted to each Lender and vested immediately upon issuance. The remaining issued but unvested LOC Warrants will vest on a pro rata basis upon the advance of amounts under the Credit Facility.

On April 9, 2024, the Company entered into the Collaboration Agreement. The Collaboration Agreement sets out guidelines regarding employment opportunities, business horizons, environmental protection across the Nitassinan (the ancestral lands of the First Nation), harmonization of exploration work with the members of the First Nation who occupy the Nitassinan, and the supervision of future work. Under the collaboration agreement, the Company has agreed to issue: (a) an initial 50,000 shares to the ilnu-aitun funds (dedicated to Ilnu culture) and 50,000 shares to the Nelueun funds (dedicated to ilnu language); and (b) such number of shares equal to 2.5% of the exploration and development expenditures by the Company on the First Nations lands, calculated and payable annually. The exploration and development expenditures are subject to a minimum of 100,000 shares per year, payable annually in advance, including 100,000 shares to be issued in connection with the signing of this agreement for the 2024 calendar year. All shares issuable under the Agreement will be priced in accordance with the policies of the CSE at the time of their issuance. On April 16, 2024, the Company issued 200,000 common shares pursuant to the terms of the Collaboration Agreement.

D.	Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below under “Item 10.E. Taxation.”

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of the acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the acquisition, ownership, and disposition of Common Shares. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder of Common Shares, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on the provisions of the Code, the Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary applies only to a U.S. Holder that acquires Common Shares and holds Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address all U.S. federal income tax considerations that may be relevant to shareholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, partnerships and other pass-through entities, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans and individual retirement accounts, regulated investment companies, real estate investment trusts, persons subject to the alternative minimum tax, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons holding Common Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment, persons that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares (including Common Shares) of First Phosphate, and persons who acquired Common Shares through stock option or shares purchase plan programs or in other compensatory arrangements.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership are urged to consult their tax advisers regarding the tax consequences of acquiring, owning, and disposing of Common Shares.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to them, having regard to their particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is: (i) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any State or political subdivision thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of the substantial decisions of the trust; or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a “passive foreign investment company” (a “PFIC”) for any tax year during which the U.S. Holder holds Common Shares. In general, a non-U.S. corporation is a PFIC for any tax year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the “asset test”). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains, and cash is a passive asset for PFIC purposes. For purposes of the asset test and income test, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on the composition of First Phosphate’s income and the fact that First Phosphate is not yet producing revenue from its active operations, First Phosphate believes it was a PFIC for its tax year ending February 28, 2023 and it may be classified as a PFIC for its current tax year an future tax years. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and is also affected by the application of the PFIC rules, which are subject to differing interpretations. Moreover, our PFIC status is determined on an annual basis after the end of each tax year. The fair market value of our assets is expected to depend, in part, upon (i) the market price of Common Shares, which is likely to fluctuate, and (ii) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. Because First Phosphate may value its goodwill based on the market value of its Common Shares, a decrease in the market value of the Common Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that First Phosphate is a PFIC with respect to any tax year.

If we are or become a PFIC during any year in which a U.S. Holder holds our Common Shares, there are three separate tax regimes that could apply to such U.S. Holder under the PFIC rules, which are (i) the excess distribution regime (which is the default regime), (ii) the mark-to-market regime, and (iii) the qualified electing fund (“QEF”) regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation is a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder.

Excess Distribution Regime. If a U.S. Holder does not make a mark-to-market election, as described below, or a QEF election, such U.S. Holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition of our Common Shares, and (ii) any “excess distribution” such U.S. Holder receives in respect of our Common Shares (generally, any distributions in excess of 125% of the average of the annual distributions on the Common Shares during the preceding three years or its holding period, whichever is shorter). Generally, under this excess distribution regime:

●	the gain or excess distribution will be allocated ratably over the period during which the U.S. Holder held our Common Shares;
●	the amount allocated to the current taxable year will be treated as ordinary income; and
●	the amount allocated to prior tax years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of a U.S. Holder’s Common Shares cannot be treated as capital gains, even if it holds the shares as capital assets. Further, no portion of any distribution on our Common Shares will be treated as qualified dividend income (discussed below).

Mark-to-Market Regime. Alternatively, a U.S. Holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and certain other conditions are met. It is expected that our Common Shares will qualify as marketable shares for this purpose, but there can be no assurance that our Common Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, U.S. Holders would include in each tax year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the tax year. U.S. Holders may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of our Common Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the tax year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. We advise U.S. holders to consult their own tax advisor to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.

QEF regime. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in a further alternative tax treatment.

If we were classified as a PFIC in any year with respect to which a U.S. Holder holds our Common Shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder holds our Common Shares (unless a purging election is made), regardless of whether we continue to meet the tests described above for treatment as a PFIC in such succeeding years. Under one form of purging election, a “deemed sale” election, a U.S. Holder may be able to elect to be treated as having disposed of our Common Shares at their fair market value as of the last day of the last tax year in which we are classified as a PFIC, triggering gain that would be subject to tax under the excess distribution regime discussed above but terminating treatment of our Common Shares as stock of a PFIC with respect to such U.S. Holder. As a result of the purging election, the U.S. Holder would have a new basis and holding period in our Common Shares for purposes of the PFIC rules. U.S. Holders should discuss the potential availability of a deemed sale election and other purging elections with their own tax advisors.

If we are a PFIC, a U.S. Holder of Common Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s tax years being open to audit by the IRS until such forms are properly filed.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of shares of a PFIC.

Acquisition, Ownership and Disposition of Common Shares if First Phosphate Is Not a PFIC

If we are not a PFIC at all times during the period a U.S. Holder held, or is considered to have held, our Common Shares, such U.S. Holder will not be subject to the PFIC rules described above under “Passive Foreign Investment Company Considerations.” Instead, such U.S. Holder would generally be subject to the following rules.

Distributions if First Phosphate is not a PFIC

Subject to the discussion under “Passive Foreign Investment Company Considerations” above, the gross amount of a distribution paid to a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as dividend income to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in Common Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. Because we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes.

Dividends received by individuals and other non-corporate U.S. Holders of Common Shares generally will be subject to tax at preferential rates applicable to qualified dividend income (generally, long-term capital gains rates), provided that such holders meet certain holding period and other requirements and that First Phosphate is not treated as a PFIC (as defined above) for the tax year in which the dividend is paid or for a preceding tax year. Dividends on Common Shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders are urged to consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

Dividends paid on Common Shares generally will constitute foreign-source income classified as “passive category” income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Common Shares if First Phosphate is not a PFIC

Subject to the discussion under “Passive Foreign Investment Company Considerations” above, a U.S. Holder will recognize tax gain or loss upon the sale, exchange, or other tax disposition of Common Shares equal to the difference, if any, between the amount realized for Common Shares and the U.S. Holder’s tax basis in such Common Shares. The gain or loss will be capital gain or loss. Non-corporate U.S. Holders, including individual U.S. Holders that have held Common Shares for more than one year, currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.

Receipt of Foreign Currency

The U.S. dollar value of any distribution on Common Shares made in Canadian dollars generally will be calculated by reference to the exchange rate between U.S. dollars and Canadian dollars in effect on the date of actual or constructive receipt of such distribution by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the Canadian dollars so received are not converted into U.S. dollars on the date of receipt, then a U.S. Holder generally will have a tax basis in the Canadian dollars equal to the U.S. dollar value of such Canadian dollars on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as ordinary income or loss to a U.S. Holder and generally will be U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisers regarding the U.S. federal income tax consequences of receiving distributions on Common Shares in Canadian dollars.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Common Shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisers regarding the applicability of this tax to its income and gains in respect of Common Shares.

Foreign Financial Asset Reporting

Citizens or individual residents of the United States holding “specified foreign financial assets” (which generally include shares and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain U.S. dollar thresholds are required to report information relating to such assets, which could include Common Shares, by filing a completed Internal Revenue Service Form 8938 (Statement of Specified Foreign Financial Assets) with their tax returns. Significant penalties may apply for the failure to satisfy this reporting obligation. U.S. Holders are urged to consult their tax advisers regarding the foregoing reporting obligation with regard to their ownership of Common Shares.

Information Reporting and Backup Withholding

Distributions with respect to Common Shares and proceeds from the sale, exchange, or other taxable disposition of Common Shares may be subject to information reporting to the Internal Revenue Service and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and properly establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

CANADIAN TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”) and at all relevant times, is not resident in Canada or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”) and at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisers with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), entities considered fiscally transparent under applicable law, or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisers with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax under Part XIII of the Tax Act. The default rate of withholding tax is 25% of the gross dividend paid to a non-resident of Canada.

Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend. In the case of a U.S. Holder that is a corporation owning at least 10% of the Company’s voting shares, the applicable withholding rate is 5% of the gross dividend, provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

The Company is required to withhold Part XIII tax from each dividend, and remit the withheld amount directly to the Receiver General of Canada for the account of the shareholder. U.S. Holders entitled to reduced withholding under the Treaty must provide the Company with certain information to ensure the correct amount of tax is withheld. The Company will provide U.S. Holders with a summary of withholdings annually. U.S. Holders are not required to file a separate income tax return to report dividends received from the Company in a given year.

Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that the Company’s common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the CSE on which the Company’s shares trade) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length for purposes of the Tax Act, partnerships in which the U.S. Holder or such persons holds a membership interest directly or indirectly, (or the U.S. Holder together with any such foregoing persons) or partnerships, owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing.

Even if a common share is taxable Canadian Property to a U.S. Holder, a capital gain resulting of the disposition of that share will not be included in computing the U.S. Holder’s taxable income for the purposes of the Tax Act, provided that the share constitutes “treaty-protected property” of such U.S. Holder. Common shares owned by a U.S. Holder will generally be treaty-protected property if the gain from the disposition of such share would, because of the Treaty, be exempt from tax under the Tax Act.

U.S. Holders holding Common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisers in advance of any disposition or deemed disposition thereof under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

If a U.S. Holder realizes a capital gain or capital loss from the disposition of a common shares that constitutes taxable Canadian property and is not treaty-protected property for the purposes of the Tax Act, the capital gain or capital loss is the amount, if any, by which the U.S. Holder’s proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the U.S. Holder’s adjusted cost base of the share and reasonable expenses of disposition as determined under the Tax Act. The capital gain or loss must be computed in Canadian currency using a weighted average cost base for identical properties. Generally, one-half of a capital gain (“taxable capital gain”) is included in income form Canadian tax purposes in the year of disposition and one-half of a capital loss (“allowable capital loss”) must be deducted from taxable capital gains realized by the U.S. Holder in that year. Allowable capital losses in excess of taxable capital gains for that year may generally be carried back up to three years, or forward indefinitely, and deducted against net taxable capital gains in those years, in the manner permitted under the Tax Act. Reporting and filing requirements will also arise. Such U.S. Holders should consult their own tax advisors.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

The disclosure of exploration results contained in this Annual Report is based on and accurately reflects information and supporting documentation prepared by a qualified person, within the meaning of Item 1300 of Regulation S-K.  Unless otherwise indicated, the scientific and technical information contained in this Annual Report relating to the Company’s mineral properties is based on and accurately reflects documentation prepared by, or reviewed and approved by, Antoine Yassa, a qualified person within the meaning of Item 1300 of Regulation S-K.

H.	Documents on Display

The Company is subject to the informational requirements of the Exchange Act. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning us referred to in this Form 20-F may be viewed at our executive offices during normal business hours.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR+ at www.sedarplus.ca, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

I.	Subsidiary Information

As the date of this Form 20-F, the Company did not have any subsidiaries.

J.	Annual Report to Security Holders.

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

A.	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash as at February 29, 2024, totaling $7,521,238.

The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

B.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at February 29, 2024, has $7,496,238 in cash and cash equivalents and $25,000 in restricted cash and $2,532,332 in financial liabilities, which represents the Company's maximum exposure to liquidity risk.

The Company has no financial liabilities with a contractual maturity greater than one year. As at February 29, 2024, the Company has sufficient working capital to satisfy its financial liabilities.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. From time to time the Company works to raise additional capital through private placements or other equity financing. See “Risk Factors” of this 20-F.

C.	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

a)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

b)	Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates.

As of February 29, 2024, a portion of the Company’s financial assets, comprising long-term investments, are held in GBP. 1% change in the exchange rate would result in a change of net loss or gain by $1,330. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

c)	Price Risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level phase of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.

d)	Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.

The Company classifies its financial instruments as follows: cash and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

As at February 29, 2024
	Level 1 $	Level 2 $	Level 3 $	Total $
Cash	7,496,238	—	—	7,496,238
Long-term investments	—	—	132,988	132,988
	7,496,238	—	132,988	7,629,226

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants And Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depository Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of February 29, 2024, our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting, described below. Notwithstanding the material weaknesses in internal control over financial reporting described below, management has concluded that its financial statements included in this Annual Report are fairly stated in all material respects in accordance with IFRS, as issued by the IASB.

B. Management's Report on Internal Control over Financial Reporting

B.	Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of February 29, 2024, our internal control over financial reporting was not effective, due to the material weaknesses in our internal control over financial reporting, described below.

Material weaknesses

In connection with the audit of our financial statements for the years ended February 29, 2024, and February 28, 2023 and 2022, and the related statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended February 29, 2024, and February 28, 2023, 2022 and 2021, and the related notes and schedules (collectively referred to as the “financial statements”), our independent registered public accountants identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2023 and 2024, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to the Company’s preparation of its year-end financial statements, including ineffective resources to ensure correct application of IFRS guidance and review of financial statements. As a result, in 2023, there were material errors in the accounting over equity instruments and flow through liability, and in 2024, there were material errors in the accounting over classification of research and development expenses, loan commitment warrants issued and flow through liability. The second material weakness related to the Company’s financial statement close process and in preparing its year-end financial statements, including ineffective resources to ensure timely preparation and review of account reconciliations and cut-off. As a result, there were material errors in the accounting over prepaids.

Following the identification of the material weaknesses in our 2023 audit, the Company undertook steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls including:

(i)	documenting and formally assessing our accounting and financial reporting policies and procedures; and

(ii)	increasing the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

The Company has begun, and will continue to take steps to remediate these material weaknesses and strengthen our internal control over financial reporting, including, in addition to the measures noted above,:

(iii)	Increasing the use of third party legal advisors to, with the oversight of management, assist in the definition, implementation and oversight of processes and oversight of contract management and corporate governance.

(iv)	Commissioning third party consultants to help identify further steps in the remediation process.

To date, we have not remediated the material weaknesses identified above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future.  While we believe that these efforts will continue to improve our internal control over financial reporting, the implementation of these measures will be ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we are taking and intend to take, will be sufficient to maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

C.	Attestation report of the registered public accounting firm

See Item 15 - “Controls and Procedures – Management’s annual report on internal control over financial reporting.”

D.	Changes in internal control over financial reporting

There have not been any changes in our internal control over financial reporting during the twelve months ended February 29, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Laurence W. Zeifman, an independent member of our audit committee, serves as, and qualifies as, an “audit committee financial expert” within the meaning of SEC rules and is independent as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of business conduct and ethics for directors, officers, employees and consultants (including the Company's principal executive officer, principal financial officer and principal accounting officer) (the "Code"). A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 11.1. A copy of the Code may also be obtained free of charge from the Chief Financial Officer of the Company at bennett@firstphosphate.com and is also available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and the Company's website at www.firstphosphate.com. Reports of violations should be made to their immediate supervisor and to the Company’s Chief Financial Officer, or the Audit Committee Chair.

No waiver from a provision of the Code was granted by the Company during the Company's most recently completed financial year. The Code was amended in July 2024 to include the Form 20-F requirements, and other technical, administrative and other non-substantive amendments.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	For the year ended February 29, 2024 $	For the year ended February 28, 2023 $
Audit fee(1)	175,635	35,653
Audit related fees(2)	-	-
Tax fees(3)	107,380	86,562
All other fees(4)	-	-
	283,015	122,215

(1) “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the annual audit of our financial statements.

(2) “Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported as audit fees.

(3) “Tax fees” of 2024 and 2023 were for services rendered by our principal accountants for tax compliance, tax advice and tax planning.

(4) “All other fees” refers to the fees not covered in (1), (2) and (3) above. .

Audit Committee’s Pre-Approval Policies and Procedures

Section 10A(i) of the Exchange Act prohibits our auditors from performing audit services for us as well as any services not considered to be “audit services” unless such services are pre-approved by the Audit Committee of the Board, or unless the services meet certain de minimis standards.

The Audit Committee’s charter, effective as of July 5, 2024, provides that the Audit Committee (i) must review and approve in advance any and all audit and audit-related services and other compensation related thereto, and permissible non-audit services to be performed by the auditors for the Company that the Audit Committee deems advisable in accordance with applicable requirements; (ii) must consider the impact of such service and fees on the independence of the auditor; and (iii) the pre-approval requirement may be waived with respect to the provision of non-audit services under certain conditions provided that the pre-approval of non-audit services is presented to the Audit Committee’s first scheduled meeting following such approval, with such authority being delegated by the Audit Committee to one more independent members of the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

The Company has not adopted insider trading policies and procedures. Given the current size and complexity of the Company, the Board believes it can effectively manage and comply with the Company’s obligations that would exist under an insider trading policy. In addition, all employees, consultants, officers and directors are required to comply with applicable laws in accordance with the Company’s Code of Business Conduct and Ethics. The Board will evaluate the need for the adoption of formal insider trading policies and procedures on an ongoing basis.

ITEM 16K.	Cybersecurity

Risk Management and Strategy

The Company uses a third-party information technology service provider to manage its information system, including cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance, and reporting cybersecurity risks.

As of the date of this Form 20-F, the Company has not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

Cybersecurity Governance

The Company’s Chief Financial Officer is responsible for assessing and managing material risks from cybersecurity threats. The Chief Financial Officer oversees the Company’s efforts to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents.

The Board has specific responsibility for overseeing cybersecurity risk management and evaluation and being informed on risks from cybersecurity threats. The Chief Financial Officer reports, with support of the third-party information technology service provider, to the Board on cybersecurity risk management matters as needed. Any material cybersecurity incidents would be reported to the Board by the CFO. In the case of a material cybersecurity incident, the Board is responsible for ensuring that the proposed action and disclosure of the incident is adequate and that measures are put in place to prevent further incidents. See “Risk Factors” in this Annual Report.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB. The following financial statements, as required under this Item 18, are attached hereto and found immediately following the text of this Annual Report.

●	Audited statements of financial position of the Company as at February 29, 2024 and February 28, 2023 and the audited statements of loss and comprehensive loss, statements of changes in shareholders’ equity (deficiency), and statements of cash flows, for the years ended February 29, 2024, February 28, 2023, and February 28, 2022 and the related notes to the financial statements, including a summary of significant accounting policies.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Notice of Restoration of First Phosphate Corp. (incorporated by reference from Exhibit 1.1 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
1.2	Certificate of Change of Name of First Phosphate Corp. dated September 18, 2006 (incorporated by reference from Exhibit 1.2 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
1.3	Articles dated September 18, 2006 (incorporated by reference from Exhibit 1.3 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
1.4	Articles dated June 29, 2022 (incorporated by reference from Exhibit 1.4 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.1	Mineral option agreement between First Phosphate Corp. and Glen Eagle, dated June 17, 2022 (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.2	Mineral Option Agreement between First Phosphate Corp. and Explorations JF Inc., dated March 2, 2003 (incorporated by reference from Exhibit 4.2 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.3	Form of Private Placement for 25 cent raise, 2022 (incorporated by reference from Exhibit 4.3 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.4	Form of Private Placement for 35 cent raise, 2023 (incorporated by reference from Exhibit 4.4 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).

4.5	Form of Private Placement for Flow Through Units, April 2023 (incorporated by reference from Exhibit 4.5 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.6	Form of Private Placement for Hard Dollar Units, April 2023 (incorporated by reference from Exhibit 4.6 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.7	Share Purchase Agreement between First Phosphate Corp. and Glen Eagle, dated May 10, 2023 (incorporated by reference from Exhibit 4.7 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.9+	Form of Omnibus Plan, dated July 26, 2023 (incorporated by reference from Exhibit 4.9 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.10	Form of Escrow Agreement (incorporated by reference from Exhibit 4.10 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.11	Bluesky Agreement, effective as of September 12, 2022 (incorporated by reference from Exhibit 4.11 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.12	Market Making Agreement with Independent Trading Group, dated March 21, 2023 (incorporated by reference from Exhibit 4.12 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.13	Form of January 2024 Private Placement for Flow Through Units (incorporated by reference from Exhibit 4.13 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.14	Form of January 2024 Private Placement, for Hard Dollar Units (incorporated by reference from Exhibit 4.14 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.15	Form of Independent Consultant Agreement (incorporated by reference from Exhibit 4.15 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.16	Credit Agreement between First Phosphate Corp. and John Passalacqua, Bennett Kurtz and Laurence W. Zeifman (incorporated by reference from Exhibit 4.16 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.17	Form of Private Placement for 2 cent raise, 2022/2023 (incorporated by reference from Exhibit 4.17 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.18	Form of Private Placement for 40 cent raise, 2022/2023 (incorporated by reference from Exhibit 4.18 to the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).
4.19*	Collaboration Agreement between First Phosphate Corp. and Première Nation des Pekuakamiulnuatsh
11.1*	Code of Business Conduct and Ethics
12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)
12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C Section 1350
15.1*	Consent of Davidson & Company LLP: PCAOB ID 731
15.2*	Consent of Antoine Yassa, P.Geo
15.3	Technical Report Summary, dated June 23, 2023 (incorporated by reference from the Company’s Registration Statement on Form 20-F (File No. 000-54260), as filed with the SEC on March 12, 2024).

*	Filed herewith.
+	Indicates a management contract or compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FIRST PHOSPHATE CORP.

Date: July 8, 2024

	By:	/s/ John Passalacqua
	Name:	John Passalacqua
	Title:	Chief Executive Officer

FIRST PHOSPHATE CORP.

Annual Financial Statements

February 29, 2024, February 28, 2023 and 2022

(Expressed in Canadian Dollars)

1 | P a g e

FIRST PHOSPHATE CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

First Phosphate Corp.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of First Phosphate Corp. (the “Company”), as of February 29, 2024 and February 28, 2023, and the related statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years ended February 29, 2024 and February 28, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2024 and February 28, 2023, and the results of its operations and its cash flows for the years ended February 29, 2024 and February 28, 2023 and 2022 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had accumulated losses of $21,947,674 since its inception, and expects to incur further losses in the development of its business, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to the accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgements. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit atter or on the account or disclosure to which it relates.

In addition to the matter described in the Going Concern section, we have determined the matter described below to be the critical audit matter to be communicated in our auditor’s report.

Assessment of Impairment Indicators of Exploration and Evaluation Assets (“E&E Assets”)

As described in Note 11 to the financial statements, the carrying amount of the Company’s E&E Assets was $3,557,734 as of February 29, 2024. As more fully described in Note 3 and 4 to the financial statements, management assesses E&E Assets for indicators of impairment at each reporting period.

The principal considerations for our determination that the assessment of impairment indicators of the E&E Assets is a critical audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the E&E Assets, specifically relating to the assets’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate these assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the E&E Asset.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures included, among others:

•	Obtaining an understanding of the key controls associated with evaluating the E&E Assets for indicators of impairment.

•	Evaluating management’s assessment of impairment indicators.

•	Evaluating the intent for the E&E Assets through discussion and communication with management.

•	Reviewing the Company’s recent expenditure activity and expenditure budgets for future periods.

•	Assessing compliance with agreements including reviewing purchase agreements and vouching cash payments and share issuances.

•	Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the E&E Assets are in good standing.

We have served as the Company’s auditor since 2020.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

June 27, 2024

FIRST PHOSPHATE CORP.

STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

AS AT

Assets	February 29, 2024 $	February 28, 2023 $
Current Assets
Cash and cash equivalents (Note 5)	7,496,238	1,180,318
Restricted cash (Note 5)	25,000	35,000
Prepaid expenses (Note 6)	411,438	800,600
Amounts receivable	640,687	189,866
Total Current Asset	8,573,363	2,205,784
Non-Current Assets
Investments (Note 7)	132,988	83,060
Prepaid financing expense (Note 8)	731,673	—
Exploration and evaluation assets (Note 11)	3,557,734	3,644,234
Total Non-Current Asset	4,422,395	3,727,294

Total Assets	12,995,758	5,933,078

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	2,532,332	419,415
Flow-through share premium liability (Note 12)	1,151,052	91,333
Total Liabilities	3,683,384	510,748

Shareholders’ Equity
Capital stock (Note 13)	26,342,634	16,923,000
Contributed surplus (Note 13)	4,917,414	2,086,279
Shares to be issued (Note 13)	—	68,257
Deficit	(21,947,674)	(13,655,206)
Total Shareholders’ Equity	9,312,374	5,422,330

Total Liabilities and Shareholders’ Equity	12,995,758	5,933,078

Nature of operations (Note 1)

Going concern (Note 2)

Subsequent events (Note 19)

Approved and authorized by the Board of Directors on June 27, 2024

“BENNETT KURTZ”

Director

“JOHN PASSALACQUA”

Director

The accompanying notes are an integral part of these financial statements.

5 | P a g e

FIRST PHOSPHATE CORP.

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	For the three years ended
	February 29, 2024 $	February 28, 2023 $	February 28, 2022 $
Expenses
Mining exploration and metallurgy (Note 11)	3,520,097	1,184,443	—
Share based compensation (Note 13 and 14)	1,646,973	542,805	—
Professional fees (Note 14)	996,483	371,631	54,738
Business development	854,242	377,387	—
Research and development expenses (Note 7)	433,799	—	—
Consulting fees (Note 14)	392,729	57,366	—
Management fees (Note 14)	306,000	308,389	—
Regulatory and compliance expenses	184,735	159,254	9,779
General administrative expenses	177,714	202,233	—
Directors’ fees (Note 14)	86,400	66,500	—
Total expenses	(8,599,172)	(3,270,008)	(64,517)

Other Income/(expenses)
Interest income	57,713	—	—
Financing expense (Note 8 and 14)	(66,516)	—	—
Gain on amortization of flow-through share premium liability (Note 12)	383,218	74,767	—
Gain on recognition of fair value of loan (Note 9)	—	6,877	—
Impairment of mineral property (Note 11)	(109,325)	—	—
Foreign exchange gain on investments (Note 7)	(4,157)	—	—
Gain on investments measured at fair value through profit or loss (Note 7)	45,771	—	—
Net loss and comprehensive loss	(8,292,468)	(3,188,364)	(64,517)

Loss per common share – basic and diluted	(0.15)	(0.13)	(0.11)

Weighted average number of common shares outstanding – basic and diluted	55,236,302	25,372,346	598,718

The accompanying notes are an integral part of these financial statements.

6 | P a g e

FIRST PHOSPHATE CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

For the years ended February 29, 2024, February 28, 2023 and 2022

(Expressed in Canadian Dollars)

	Common Shares
	Number of Shares	Amount $	Contributed Surplus $	Shares to be issued $	Deficit $	Total $
Balance, February 28, 2021	598,718	8,927,636	1,466,528	—	(10,402,325)	(8,161)

Loss for the year	—	—	—	—	(64,517)	(64,517)
Balance, February 28, 2022	598,718	8,927,636	1,466,528	—	(10,466,842)	(72,678)

Shares issued for private placement	40,182,004	6,997,900	—	—	—	6,997,900
Flow -through share premium liability	—	(166,100)	—	—	—	(166,100)
Share issuance costs	—	(458,863)	103,011	—	—	(355,852)
Shares issued for acquisition of exploration and evaluation assets	6,238,000	1,559,500	—	—	—	1,559,500
Shares issued as finder’s fee for exploration and evaluation assets	700,000	14,000	—	—	—	14,000
Shares issued for services	100,000	35,000	—	—	—	35,000
Share based compensation			542,805	—	—	542,805
Options exercised	500,000	13,927	(3,927)	—	—	10,000
Shares to be issued	—	—	(22,138)	68,257		46,119
Loss for the year	—	—			(3,188,364)	(3,188,364)
Balance, February 28, 2023	48,318,722	16,923,000	2,086,279	68,257	(13,655,206)	5,422,330

Shares issued for private placement	20,493,280	9,943,090	619,537	—	—	10,562,627
Flow-through share premium liability	—	(1,442,938)	—	—	—	(1,442,938)
Share issuance costs	—	(978,782)	—	—	—	(978,782)
Share based compensation	—	—	1,646,973	—	—	1,646,973
Shares and warrants issued as finder’s fee	412,697	169,793	248,900	—	—	418,693
Warrants issued for loan commitment fees	—	—	798,188	—	—	798,188
Warrants exercised	249,863	94,204	(7,815)	(68,257)	—	18,132
Shares issued for acquisition of exploration and evaluation assets	27,173	22,825	—	—	—	22,825
Shares issued upon exercise of restricted share units	1,286,990	474,648	(474,648)	—	—	—
Shares issued for settlement of debt	1,708,900	646,918	—	—	—	646,918
Shares issued for settlement of accounts payable	1,289,147	489,876	—	—	—	489,876
Loss for the year	—	—	—	—	(8,292,468)	(8,292,468)
Balance, February 29, 2024	73,786,772	26,342,634	4,917,414	—	(21,947,674)	9,312,374

The share numbers have been adjusted retroactively to reflect a consolidation of the Company’s common shares on a one new share for five hundred old shares basis effective June 1, 2022.

The accompanying notes are an integral part of these financial statements.

7 | P a g e

FIRST PHOSPHATE CORP.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the three years ended
	February 29, 2024	February 28, 2023 $	February 28, 2022 $
Operating Activities
Loss for the year	(8,292,468)	(3,188,364)	(64,517)
Non-cash expense:
Share based compensation	1,646,973	542,805	—
Financing fee	66,515	—	—
Shares issued for business development	—	35,000	—
Gain on recognition of fair value of loan	—	(6,877)	—
Accretion of loan payable	—	6,877	—
Gain on amortization of flow-through share premium liability	(383,219)	(74,767)	—
Impairment of mineral properties	109,325	—	—
Foreign exchange gain on investments	(4,157)	—	—
Gain on investments measured at fair value through profit or loss	(45,771)	—	—
Changes in non-cash working capital items:			—
Amounts receivable	(450,821)	(189,866)	—
Prepaid expenses	389,162	(800,600)	—
Accounts payable and accrued liabilities	3,249,711	346,737	38,336
Restricted cash	10,000	(35,000)	—
Net cash used in Operating Activities	(3,704,750)	(3,364,055)	(26,181)

Investing Activities
Long term investments	—	(83,060)	—
Purchase of exploration and evaluation assets	—	(1,820,734)	—
Net cash used in Investing Activities	—	(1,903,794)	—

Financing Activities

Issuance of shares and warrants	10,562,627	6,997,900	—
Share issue costs	(560,089)	(355,852)	—
Issuance of shares via exercise of options and warrants	18,132	10,000	—
Repayment of loan payable	—	(250,000)	—
Proceeds from issuance of promissory note	—	850,000	—
Repayment of promissory note	—	(850,000)	—
Proceeds from shares issuable	—	46,119	—
Net cash provided by Financing Activities	10,020,670	6,448,167	—
Net change in cash for the year	6,315,920	1,180,318	(26,181)
Cash and cash equivalents, beginning of the year	1,180,318	—	26,181
Cash and cash equivalents, end of the year	7,496,238	1,180,318	—

8 | P a g e

FIRST PHOSPHATE CORP.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

Supplemental cash flow information

	For the years ended
	February 29, 2024 $	February 28, 2023 $	February 28, 2022 $
Shares issued for mineral property finder’s fees	—	14,000	—
Recognition of flow-through liability	1,442,938	166,100	—
Purchase of exploration and evaluation assets by issue of shares	22,825	1,559,500	—
Deferred loan commitment fee	798,188	—	—
Shares and warrants issued for broker fees	418,693	103,011
Transfer of contributed surplus upon option exercise	—	3,927	—
Transfer of contributed surplus upon warrant exercise	7,815	22,138	—
Loan payable issued for mineral properties	—	250,000	—
Shares issued upon exercise of RSUs	474,648	—	—
Shares issued for settlement of debt	646,918	—	—
Shares issued for settlement of accounts payable	489,876	—	—

The Company paid $nil in taxes and $1,683 in interest in the year ended February 29, 2024 (February 28, 2023 - $nil and $12,171 and February 28, 2022 - $nil and $nil).

The Company received 57,713 in interest in the year ended February 29, 2024 (February 28, 2023 - $nil and February 28, 2022 - $nil).

The accompanying notes are an integral part of these financial statements.

9 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024, February 28, 2023 and 2022

(Expressed in Canadian Dollars)

1.	Nature of Operations

First Phosphate Corp. (the “Company”) was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. The Company owns and is developing igneous rock phosphate mineral properties in the Saguenay Region of Quebec for the production of phosphoric acid for the production of cathode active material (“CAM”) for use in lithium iron phosphate (“LPF”) batteries for the electric vehicle industry.

The Company’s common shares are listed under the symbol “PHOS” on the Canadian Securities Exchange (the “CSE”), “FRSPF” on the OTC Pink Market and “KD0” on the Frankfurt Stock Exchange (the “FSE”).

A consolidation of the Company’s common shares on a one for five hundred basis effective June 1, 2022 has been reflected retroactively throughout these financial statements.

2.	Going Concern

These financial statements have been prepared under IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. Accordingly, it does not give effect to any adjustments that may be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of operations and at amounts which may differ from those shown in these financial statements. Such adjustments could be material. The ability of the Company to continue as a going concern is dependent on its ability to continue to obtain equity financing and ultimately achieve profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

As of February 29, 2024, the Company had accumulated losses of $21,947,674 since its inception and expects to incur further losses in the development of its business, and had a negative cash flows from operating activities of $3,704,750. This indicates material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and achieve future profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

10 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024,  February 28, 2023 and 2022

(Expressed in Canadian Dollars)

3.	Basis of Presentation

(a) Statement of compliance

These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss (“FVTPL”) which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were authorized for issue by the Board of Directors on June 27, 2024.

(b) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is also the functional currency of the Company, unless otherwise stated.

(c) Critical accounting judgements and estimates

In preparing these financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Critical judgments in applying accounting policies

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

Income tax

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and in future periods. Deferred tax assets (if any) are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

11 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation expenditure and impairment of the capitalized expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in net loss in the year the new information becomes available.

Impairment of prepaid financing expenses

The Company capitalizes prepaid financing expenses related to loan commitments that have not been drawn down. If, after the expense is capitalized, information becomes available suggesting that the utilization of the loan commitment is unlikely, the amount capitalized is written off in net loss in the year the new information becomes available.

Fair value of investment in unquoted equity investments

The Company has an investment in shares of Integrals Power Limited (“IPL”), a U.K. private company. The determination of the fair value requires significant judgement by the Company, on the date of purchase, and at each reporting date thereafter, consistent with fair value accounting guidance in accordance with IFRS 13, Fair Value Measurement.

Ability to continue as a going concern

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to whether the Company could continue as a going concern.

Key sources of estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in material adjustments to the financial statements.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share purchase options and broker’s warrants granted. Option pricing models require the input of subjective assumptions including expected share price, price volatility, dividend yield and forfeiture rate. The stock-based compensation recognized for RSU’s is determined based on management’s grant date estimate of the forfeitures that are expected to occur over the life of the RSUs. Changes in the input assumptions can materially impact fair value estimates and the Company’s comprehensive loss and equity reserves.

12 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

The Company applies judgement in determining the value of common shares issued for non-cash consideration which cannot be reliably measured. In determining the fair value of the common shares, management estimated the fair value of the common shares by reference to the price of the common shares issued for cash approximately around the time of the issue of the common shares as management believe that this was the most reliable measure. This judgement requires management to make various assumptions and estimates which are susceptible to uncertainty.

4.	Material Accounting Policy Information

The financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the IASB and reflect the following material accounting policy information:

Financial Instruments

Recognition

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments.

Classification

The Company classifies its financial assets and financial liabilities in the following measurement categories:

(i)	those to be measured subsequently at fair value, either through other comprehensive income (“FVTOCI”), or profit and loss (“ FVTPL”); and

(ii)	those to be measured at amortized cost.

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at fair value through profit or loss (an irrevocable election at the time of recognition). For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income or loss.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified. The Company has implemented the following classifications:

Financial Instrument	Classification
Cash and cash equivalents	FVTPL
Investments	FVTPL
Restricted cash	Amortized cost
Accounts payable	Amortized cost

13 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The Company measures its financial instruments as below. See Note 15 for additional information on the classification of the Company’s financial instruments.

Impairment

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired. A financial asset is impaired if objective evidence indicates a loss event has occurred after the initial recognition of the asset and the loss event had a negative effect on the estimated future cash flows of the asset that can be estimated reliably.

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Basic and diluted loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. For diluted per share computations, assumptions are made regarding potential common shares outstanding during the year. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the year, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Prepaid Financing Expenses

Prepaid financing expenses for loans that are likely to be drawn down are deferred (together with any incremental costs) and recognized as an adjustment to the effective interest rate on the loan. When it is unlikely that a loan will be drawn down, the prepaid financing expenses are deferred and recognized in profit or loss over the commitment period of the related loan on a straight line basis. If at the end of the commitment period, the full amount of prepaid financing expense hasn’t been recognized as an adjustment to the effective interest rate on the loan, the remaining deferred portion is recognized in profit or loss.

14 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probably that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Share based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes share-based compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting installment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both share-based compensation expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised, and the amount initially recorded is then credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

The Company grants restricted stock units (“RSUs”) to buy common shares of the Company to directors, officers and consultants. The Company recognizes share-based compensation expense based on the fair value of the RSUs with reference to the closing trading price of its common stock of the grant date. The fair value is recognized over the vesting period of the RSUs granted as both share-based compensation expense and contributed surplus. The contributed surplus account is subsequently reduced if the RSUs are exercised, and the amount initially recorded is then credited to common shares.

15 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

Tax credits receivable

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred and refundable credit on duties for losses under the Mining Tax Act. These tax credits are recognized as a reduction of the exploration costs incurred based on estimates made by management. The Company records these tax credits in the period when there is reasonable assurance with regard to collections and assessments and that the Company will comply with conditions associated with them. During the year ended February 29, 2024, the Company received $nil in refundable tax credits (February 28, 2023 $nil).

Unit offerings

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Flow-through placements

Resource expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as an other liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the other liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The Company may also be subject to Part XII.6 tax on flow-through proceeds renounced under the look-back rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financing expense until qualifying expenditures are incurred.

Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s equity that results from transactions and events other than the Company’s shareholders. Gains and losses that would otherwise be recorded as part of net earnings is presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity which results from transactions and events from sources other than the Company’s shareholders. For the years presented, net loss was the same as comprehensive loss.

Exploration and evaluation assets

Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

16 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

Costs incurred before the Company has obtained the legal rights to explore an area are expensed in the year in which they are incurred. Once the legal right to explore a property has been acquired, costs directly related to acquisition are recognized and capitalized. Subsequent exploration and evaluation expenditures are expensed as incurred. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are also expensed as incurred.

Mineral property acquisition costs and exploration and evaluation expenditures are recorded at cost. When shares are issued as part of mineral property acquisition costs, they are valued at the closing share price on the date of issuance unless the fair value of goods or services received is determinable. When the Company acquires property under an option or joint venture agreement and the payments for it are made at the sole discretion of the Company, the property acquired is recorded upon payment.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss. The Company assesses exploration and evaluation assets for impairment at least annually and when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Decommissioning Obligations

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by exploration, evaluation, development or ongoing production. Decommissioning and site rehabilitation costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided when the obligation to incur such costs arises and are capitalized into the cost of the related asset. These costs are charged against operations through depreciation of the asset and unwinding of the discount on the provision. Depreciation is included in operating costs while the unwinding of the discount is included as a financing cost. Changes in the measurement of a liability relating to the decommissioning or site rehabilitation of plant and other site preparation work are added to, or deducted from, the cost of the related asset. The costs for the restoration of site damage, which arises during production, are provided at their net present values and charged against operations as extraction progresses. Changes in the measurement of a liability, which arises during production, are charged against operating profit. The discount rate used to measure the net present value of the obligations is the pre-tax rate that reflects the current market assessment of the time value of money and the risks specific to the obligation.

17 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

For the years presented, the Company does not have any decommissioning obligations.

Provisions

Provisions are recognized when present legal and constructive obligations as a result of a past event will likely lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Accounting Pronouncements Adopted in the Year

In the current year, the Company has applied the below amendments to IFRS Accounting Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after March 1, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments— Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term “significant accounting policies” with “material accounting policy information.” Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments were applied effective March 1, 2023 and did not have a material impact on the Company’s financial statements.

Recent Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Deferral of Effective Date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date.

18 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

These amendments:

-    specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

-     provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and

-    clarify when a liability is considered settled.

On October 31, 2022, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its financial statements.

IFRS 18: Presentation and disclosure in the financial statements.

In April 2024, IASB issued IFRS 18 Presentation and Disclosure in Financial Statements replacing IAS 1 Presentation of Financial Statements as the primary source of requirements in IFRS accounting standards for financial statement presentation.

This standard introduces:

-	three defined categories for income and expenses (operating, investing and financing) and requiring companies to provide new defined subtotals, including operating profit;

-	enhanced transparency of management-defined performance measures requiring companies to disclose explanations of those company-specific measures related to the statement of earnings; and

-	enhanced guidance on how companies group information in the financial statements, including guidance on whether information is included in the financial statements or is included in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted, and is to be applied retrospectively for comparative periods. The Company has not yet determined the impact of this standard on its financial statements.

5.	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash held at the bank of $896,238 (February 28, 2023 - $1,180,318) and investments in guaranteed investment certificates (“GIC”) of $6,600,000 (February 28, 2023 - $nil) which comprises of one-year cashable term GICs of $5,000,000, $1,000,000 and $600,000 with a maturity date of January 31, 2025, earning annual interest between 4.95% and 5.2% per annum.

Restricted cash is comprised of $25,000 investment in a GIC (February 28, 2023 - $35,000). The GIC is a one-year cashable term with a maturity date of November 27, 2024, earning annual interest of 4.75% per annum. The GIC is held as collateral for credit cards issued to officers of the Company.

19 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

6.	Prepaid Expenses

Prepaid expenses are comprised of the following:

	February 29, 2024 $	February 28, 2023 $
Excess payments made to credit cards	2,973	34,797
Expenses paid in advance:
Business development	219,794	272,215
Mining exploration and metallurgy	86,195	139,733
General administrative expenses	40,148	78,750
Consulting fees	40,000	245,105
Professional fees	22,328	30,000
Total	411,438	800,600

7.	Investments

On January 10, 2023, the Company entered into an investment and licensing option agreement (the “IPL Agreement”) with IPL under the terms of which the Company acquired 7,386 IPL shares for £50,000 ($83,060). Under the terms of the IPL Agreement, IPL granted an option to acquire a license to use IPL technology in a facility of a production capacity of up to 1,000-tonnes of Lithium Iron Phosphate Cathode Active Materials (“LFP CAM”) for a further payment of £950,000. IPL also granted the Company another option to acquire, for an additional upfront payment of £1,000,000, a license to use IPL technology in a facility of a production capacity beyond 1,000-tonnes. The Company is committed to a 1.5% royalty per kilogram of LFP CAM sold from a facility that uses IPL technology.

A continuity of investments is as follows:

$
Balance, February 28, 2022	—
Investments made during the year	83,060
Balance, February 28, 2023	83,060
Gain on foreign exchange translation	4,157
Gain on fair value	45,771
Balance, February 29, 2024	132,988

On February 15, 2024 the Company entered into an agreement with IPL for the joint development of an iron phosphate production technology which will serve as a precursor to making CAM, manganese phosphate and iron manganese phosphate. To support the development, the Company paid USD $250,000 to IPL. This is presented as research and development expenses in the statement of loss and comprehensive loss.

20 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

8.	Prepaid Financing Expense

On December 29, 2023, the Company entered into a credit facility (the “Credit Facility”) with members of its management team and board of directors to establish a revolving credit facility of $2,100,000 with a term of two years. The Company issued 5,250,000 share purchase warrants as compensation for entering into the Credit Facility, of which 2,625,000 warrants vested immediately. The fair value of the vested warrants was estimated to be $798,188 (Note 13) and is being amortized over the term of the Credit Facility. The remaining warrants will vest as advances are taken under the Credit Facility.

A continuity of the prepaid financing expense is as follows:

$
Balance, February 28, 2023 and 2022	—
Additions during the year	798,188
Amortization for the year	(66,516)
Balance, February 29, 2024	731,672

9.	Loans Payable

On September 13, 2022, the Company entered into a loan payable for the principal sum of $250,000 with a maturity date of February 17, 2023 as per the agreement with Glen Eagle Resources for acquisition of mineral properties in Lac `a l'Orignal flagship area (See Note 10(a)). No interest shall accrue or be payable in respect of the principal amount. This loan was paid in cash in full during the year ended February 28, 2023.

As at February 29, 2024 and February 28, 2023, the Company had $nil in loans payable.

A continuity of loans payable is as follows:

$
Balance, February 28, 2022	—
Addition to loans payable	243,123
Accretion expense	6,877
Repayment	(250,000)
Balance, February 28, 2023 and February 29, 2024	—

During the year ended February 28, 2023, the Company recognized a gain on below market interest rate benefit of $ 6,877 relating to this loan payable.

21 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

10.	Promissory note payable

On November 30, 2022, the Company issued a promissory note payable to Expoworld Ltd., a corporation owned by the CEO of the Company, of $850,000. The maturity date of the promissory note is February 28, 2024. The Company is required to pay interest of 8% per annum. This promissory note, including accrued interest of $12,171, was paid in cash in full during the year ended February 28, 2023.

As at February 29, 2024 and February 28, 2023, the Company had $nil in promissory notes payable.

11.	Exploration and Evaluation Assets

The following details the changes in exploration and evaluation assets in the Saguenay Region of Quebec for the two years ended February 29, 2024:

	Lac`a l’Orignal Flagship area (a) $	Begin - Lamarche area (b) $	Bluesky area (c) $	Total $
Balance as at February 28, 2022	—	—	—	—
Acquisition costs	3,270,709	264,200	109,325	3,644,234
Balance as at February 28, 2023	3,270,709	264,200	109,325	3,644,234
Acquisition costs	—	22,825	—	22,825
Impairment	—	—	(109,325)	(109,325)
Balance as at February 29, 2024	3,270,709	287,025	—	3,557,734

The Company expenses non-acquisition exploration and evaluation expenditure to profit and loss. This is presented as mining exploration and metallurgy in the statement of loss and comprehensive loss. The following details such expenditure for the years ended February 29, 2024, February 28, 2023 and 2022:

22 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

Schedule of mining exploration and metallurgy comprehensive loss

	Lac`a l’Orignal Flagship area (a) $	Begin - Lamarche area (b) $	Bluesky area (c) $	Total $
Balance as at February 28, 2022	—	—	—	—

Consulting	18,500	36,101	—	54,601
Survey, Drilling & Geophysics	286,486	514,651	—	801,137
Metallurgical Testing	328,705	—	—	328,705
Balance as at February 28, 2023	633,691	550,752	—	1,184,443

Consulting	197,208	20,065	—	217,273
Survey, Drilling & Geophysics	34,060	2,763,240	72,268	2,869,568
Metallurgical Testing	58,335	374,921	—	433,256
Balance as at February 29, 2024	289,603	3,708,978	72,268	3,520,097

(a)   Lac `a l’Orignal flagship area

On June 17, 2022, the Company entered into an option agreement (the “Agreement”), which was subsequently amended, with an arm’s length TSX Venture Exchange listed company (the “Optionor”), which provides the Company the right to acquire a 100% legal and beneficial interest, subject to an existing 1% net smelter return (NSR) royalty, in a phosphate exploration property in the Province of Quebec. Pursuant to the Agreement, the Company acquired the interest in the Property by paying a total cash consideration of $1,491,000.

Further, as per the agreement, the Company issued 6,000,000 of its common shares at $0.25 per share for a total value of $1,500,000.

The Company purchased the 1% NSR royalty relating to this property for $50,000. Further, the Company issued 700,000 shares at $0.02 per share as finder's fees for the mineral property.

The Company purchased two additional mineral claims for $15,000 in cash and 11 mineral claims via an option agreement in the Province of Quebec in the proximity of the Lac`a l'Orignal property. The Company made a payment of $90,000 in cash for the acquisition of the 11 mineral claims.

On September 12, 2022, the Company entered into an agreement to purchase 7 mining claims in this region of the Province of Quebec for total consideration of $21,000 comprised of $7,000 settled by issuing 28,000 shares at $0.25 per share and $ 14,000 in cash. Further, the Company has paid $nil in cash for claim staking in the year ended February 29, 2024 (February 28, 2023 - $89,709).

23 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

(b)   Begin - Lamarche

The Begin - Lamarche properties consist of a series of staked claims and claims acquired under various option agreements. This property is in the exploration stage.

On July 27, 2022, the Company purchased 24 mining claims in this region of the Province of Quebec for a total consideration of $222,500 which comprised of $12,500 settled by issuing 50,000 shares at $0.25 per share and $210,000 in cash. Further, the Company has paid $nil in cash for claim staking in the year ended February 29, 2024 (February 28, 2023 - $41,700).

On March 10, 2023, the Company added to its Begin-Lamarche area and acquired 13 mineral claims in this area for a total consideration of $22,825 through the issuance of 27,173 common shares. The fair value of the consideration has been determined based on the fair value of the common shares on the date of issuance.

(c)	Bluesky Area

The Bluesky properties consist of a series of staked claims. These properties are in the early exploration stage. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing.

On September 12, 2022, the Company purchased 23 mining claims in this region of the Province of Quebec for total consideration of $50,000 which comprised of $40,000 settled by issuing 160,000 common shares at $0.25 per share and $10,000 in cash. Further, the Company has paid $nil in cash for claim staking in the year ended February 29, 2024 (February 28, 2023 - $59,325).

The Bluesky properties is fully impaired as management has decided not to renew its claims as it is directing its resources to the other mineral properties. The management believes that technical feasibility and commercial viability would become demonstrable quicker for the other properties as opposed to Bluesky properties.

12.	Flow-Through Share Premium Liability

	Years ended
	February 29, 2024 $	February 28, 2023 $	February 28, 2022 $
Balance, beginning of the year	91,333	—	—
Liability incurred through flow-through shares issued	1,442,938	166,100	—
Amortization for the year	(383,219)	(74,767)	—
Balance, end of the year	1,151,052	91,333	—

During the year ended February 29, 2024 the Company issued 1,869,375 flow through (“FT”) units at $0.80 per unit for gross proceeds of $1,495,500 (Note 13)) and 12,560,000 FT shares at $0.50 per share for gross proceeds of $6,280,000 (Note 13). The FT proceeds include a flow through premium of $1,442,938, priced at $0.10 per unit or share issued.

24 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

During the year ended February 28, 2023 the Company issued 3,322,000 FT units at $0.40 per unit for gross proceeds of $1,328,000 (Note 13). The FT proceeds include a flow through premium of $166,100, priced at $0.05 per unit issued.

As at February 29, 2024 $5,755,261 remains to be spent on qualifying expenditures (February 28, 2023 - $821,164).

13.	Share Capital and Contributed Surplus

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The Company has no preferred shares outstanding.

Capital transactions are as follows:

During the year ended February 29, 2024

(a)	On March 1, 2023, the Company issued 184,480 common shares, on the exercise of warrants and $68,257 was reclassified from shares to be issued to capital stock. On March 9, 2023, the Company issued 53,760 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $13,440. The fair value of warrants on the grant date was computed as $7,215 and was reclassified upon exercise from contributed surplus to capital stock.

(b)	On March 10, 2023, the Company issued 27,173 common shares with a fair value of $22,825 for the purchase of 13 mineral claims in the Begin-Lamarche area (see note 11(b)).

(c)	On April 24, 2023, the Company issued 1,205,217 units at $0.70 per unit for gross proceeds of $843,652. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional share at a price of $1.25 until April 24, 2026. The value of share capital of $614,660 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $228,992 were allocated to warrants. The Company paid $22,760 as brokers’ fees and issued 12,514 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the broker warrants was computed as $2,900 using the Black Scholes pricing model and recorded as share issuance costs.

25 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

(d)	On April 24, 2023, the Company issued 1,869,375 FT units at $0.80 per unit for gross proceeds of $1,495,500. Each FT unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional non-flow through share at a price of $1.25 until April 24, 2026. The value of share capital of $1,140,320 (before deduction of $186,938 flow-through premium) was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $355,180 were allocated to warrants. The Company paid $60,384 as brokers’ fees and issued 57,980 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the warrants was computed as $13,438 using Black Scholes pricing model and recorded to share issuance costs.

(e)	On April 30, 2023, the Company issued 42,857 shares as finder’s fees for the above private placements with a fair value of $21,857. Additionally, the Company incurred legal fees of $36,218 with respect to the above private placements.

(f)	On May 17, 2023, the Company issued 7,143 common shares at $0.50 per share for gross proceeds of $3,572, on the exercise of warrants. The fair value of warrants on the grant date was computed as $nil, accordingly no amount was reclassified upon exercise from contributed surplus to capital stock.

(g)	On May 30, 2023, the Company issued 4,480 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $1,120. The fair value of warrants on the grant date was computed as $600 and was reclassified upon exercise from contributed surplus to capital stock.

(h)	On June 28, 2023, the Company settled $60,000 owed for services through the issuance of 179,104 common shares at $0.335 per share.

(i)	On September 1, 2023, the Company settled $193,200 owed to its directors and officers through the issuance of 508,421 common shares at $0.38 per share. The Company also settled $296,676 owed for services through the issuance of 780,726 common shares at $0.38 per share.

(j)	On November 30, 2023, the Company issued 450,001 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 143,827 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $216,315 and was reclassified upon exercise from contributed surplus to capital stock.

(k)	On December 22, 2023, the Company issued 1,970,000 flow-through shares at $0.50 per share for gross proceeds of $985,000. The value of share capital of $788,000 was determined using the fair market value of the shares on the date of issuance after deducting a flow-through premium of $197,000. The Company paid $47,280 and issued 157,600 warrants as broker’s fees. The warrants are exercisable at a price of $0.50 per common share of the Company until December 31, 2025. The fair value of the warrants was computed as $31,198 using Black Scholes pricing model and recorded to share issuance costs.

26 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

(l)	On December 29, 2023, the Company issued 10,590,000 flow-through shares at $0.50 per share for gross proceeds of $5,295,000. The value of share capital of $4,236,000 was determined using the fair market value of the shares on the date of issuance after deducting a flow-through premium of $1,059,000. The Company paid $240,000, issued 369,840 common shares at $0.40 per share, and 1,021,800 warrants as broker’s fees. The warrants are exercisable at a price of $0.50 per common share of the Company until December 31, 2025. The value of broker’s shares issued of $147,936 was determined using the fair market value of the shares on the date of issuance and recorded to share issuance costs. The fair value of the warrants was computed as $198,819 using Black Scholes pricing model and recorded to share issuance costs.

(m)	On December 29, 2023, the Company issued 3,090,438 units at $0.40 per unit for gross proceeds of $1,236,175. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one common share at a price of $0.50 until December 31, 2025. The value of share capital of $1,236,175 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $nil were allocated to warrants. The Company paid $43,600 as brokers’ fees for the issuances. The Company incurred legal fees of $106,197.

(n)	On December 29, 2023, the Company settled $511,918 owed for services through the issuance of 1,279,796 common shares at $0.40 per share.

(o)	On January 5, 2024, the Company issued 84,616 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

(p)	On January 19, 2024, the Company issued 1,768,250 units at $0.40 per unit for gross proceeds of $707,300. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one common share at a price of $0.50 until December 31, 2025. The value of share capital of $671,935 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $35,365 were allocated to warrants. The Company paid $3,200 and issued 14,300 common share purchase warrants as brokers’ fees for the issuances. The fair value of the warrants was computed as $2,545 using Black Scholes pricing model and recorded to share issuance costs.

(q)	On February 28, 2024, the Company issued 450,001 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 158,545 common shares upon the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $225,333 and was reclassified upon exercise from contributed surplus to capital stock.

(r)	On February 28, 2024, the Company settled $75,000 owed for services through the issuance of 250,000 common shares at $0.30 per share.

27 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

During the year ended February 28, 2023

(a)	On June 28, 2022, the Company issued 19,300,000 common shares at $0.02 per share for gross proceeds of $386,000. Legal fees of $11,655 were incurred by the Company relating to the issuance and were recorded as share issuance costs. Also, 700,000 shares at $0.02 per share for total value of $14,000 were issued as a finder’s fee for mineral properties on the same date.

(b)	On July 11, 2022, 500,000 options were exercised at $0.02 per share for gross proceeds of $10,000. The fair value of options on the grant date was computed as $3,927 and was reclassified upon exercise from contributed surplus to share capital.

(c)	The Company issued 6,050,000 common shares at $0.25 per share under purchase agreements for exploration assets with a fair value of $1,512,500. On September 12, 2022, the Company issued 28,000 common shares at $0.25 per share for mining claims in the Lac `a l’Orignal flagship area and 160,000 common shares at $0.25 per share for mining claims in the Bluesky area.

(d)	On August 23, 2022, the Company issued 7,035,000 shares at $0.25 per share for gross proceeds of $1,758,750. As a broker’s fee for the private placement, the Company paid $67,560, recorded as share issuance costs.

(e)	On August 31, 2022, the Company issued 1,594,000 shares at $0.25 per share for gross proceeds of $398,500. The Company paid $13,280 and issued 323,360 common share purchase warrants as brokers’ fees for the issuances, recorded as share issuance costs. The fair value of the warrants was determined based on the Black Scholes pricing model at $43,395.

(f)	On December 1, 2022, the Company issued 685,716 units at $0.35 per unit for gross proceeds of $240,001. On December 22, 2022, the Company issued 3,647,362 units at $0.35 per unit for gross proceeds of $1,276,577. Further on January 17, 2023, the Company issued 1,574,784 units at $0.35 per unit for gross proceeds of $551,174 and on February 15, 2023, the Company issued 3,023,142 units at $0.35 per unit for gross proceeds of $1,058,100. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional share at a price of $0.50 until December 31, 2025. The Company paid $57,544 as brokers’ fees and issued 182,697 warrants as brokers’ warrants. The fair value of the broker warrants was computed as $36,031 using the Black Scholes pricing model and recorded as share issuance costs. The Company has accrued $149,092 as legal fees related to the issuance of shares as at February 28, 2023.

28 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

(g)	On December 1, 2022, the Company issued 600,000 flow-through units at $0.40 per unit for gross proceeds of $240,000. On December 22, 2022 the Company issued 1,472,000 flow-through units at $0.40 per unit for gross proceeds of $588,800. On December 30, 2022 the Company issued 1,250,000 flow-through units at $0.40 per unit for gross proceeds of $500,000. Each FT unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional non-flow through share at a price of $0.50 until December 31, 2025. The value of share capital was determined using the fair market value of the shares on the date of issuance. The Company issued 99,400 warrants and paid $46,160 as brokers’ fees for the private placement. The fair value of the broker warrants was computed as $23,585 using Black Scholes pricing model and recorded to share issuance costs.

(h)	The Company issued 100,000 shares at $0.25 per share for services. The fair value of the shares was $35,000 and was determined using the fair market value of the shares on the date of issuance.

(i)	Subscriptions of $46,119 for 184,480 warrants were received as at February 28, 2023 and have been recorded as shares to be issued. The fair value of these warrants on the grant date was computed as $22,138 and was reclassified upon exercise from contributed surplus to shares to be issued. The shares were issued on March 9, 2023.

During the year ended February 28, 2022

The Company did not have any capital stock activity.

Omnibus Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan replaces the 2022 Plan and establishes an RSU and option plan providing the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees, and consultants. It is a long-term incentive plan that permits the grant of options and RSUs (together, the “Awards”). The purpose of the plan is to promote share ownership of eligible individuals to align the interests of such individuals with the interest of the Company’s shareholders.

Under the Omnibus Plan, eligible persons may be allocated a number of Awards as the board deems appropriate, with vesting provisions also to be determined by the board. Upon vesting, eligible participants shall be entitled to receive cash or common shares from treasury  to satisfy all or any portion of a vested RSU award. The expiry date of options granted pursuant to the Omnibus Plan is set by the board and must not be later than ten years from the date of grant.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant.

29 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

Restricted Share Units

On September 1, 2023, the officers and directors of the Company were granted 900,002 RSUs. The RSUs vest 50% on November 30, 2023 and 50% February 28, 2024. On the same date, several consultants were granted 118,422 RSUs. The RSUs vest 50% on November 30, 2023 and 50% February 28, 2024.

On October 5, 2023, a consultant was granted 338,462 RSUs. The RSUs vest 25% immediately and 25% vest 3, 6 and 9 months after October, 5 2023

On December 29, 2023, the officers and directors of the Company were granted 1,881,000 RSUs. The RSUs vest as follows: (i) 25% on May 31, 2024, (ii) 25% on August 31, 2024, (iii) 25% on November 30, 2024, and (iv) 25% on February 28, 2025. On the same date, a consultant was granted 73,000 RSUs. The RSUs vest 33.3% 3, 6 and 9 months after December, 1 2023. Another consultant was granted 250,000 RSUs. The RSUs vest as follows: (i) 30% on February 28, 2024, (ii) 35% on May 31, 2024, and (iii) 35% on August 31, 2024.

On January 19, 2024, a consultant was granted 360,000 RSUs. The RSUs vest as follows: (i) 25% on May 31, 2024, (ii) 25% on August 31, 2024, (iii) 25% on November 30, 2024, and (iv) 25% on February 28, 2025.

On February 19, 2024, a consultant was granted 120,000 RSUs. The RSUs vest as follows: (i) 25% on May 31, 2024, (ii) 25% on August 31, 2024, (iii) 25% on November 30, 2024, and (iv) 25% on February 28, 2025.

On February 28, 2024, a consultant was granted 320,400 RSUs. The RSUs vest as follows: (i) 25% on May 31, 2024, (ii) 25% on August 31, 2024, (iii) 25% on November 30, 2024, and (iv) 25% on February 28, 2025.

The following details the changes in outstanding RSUs for the year ended February 29, 2024:

Number of RSUs
Outstanding, February 28, 2022 and 2023	—
Granted during the year	4,361,286
Vested and exercised during the year	(1,286,988)
Outstanding, February 29, 2024	3,074,298

The following is a summary of RSUs outstanding and exercisable as of February 29, 2024:

Expiry date	Number of RSUs outstanding	Number of RSUs exercisable
December 15, 2026	2,273,898	—
December 15, 2027	800,400	—
	3,074,298	—

30 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

For the year ended February 29, 2024, the Company recorded $758,807 of share-based compensation related to the vesting of RSUs (2023 - $Nil, 2022 - $Nil).

Options

The following details the changes in outstanding options for the year ended February 29, 2024:

	Number of Options	Weighted Average Exercise Price $
Outstanding, February 28, 2021	4,650	70
Expired during the year	(4,250)	75
Outstanding, February 28, 2022	400	35
Issued during the year	6,725,000	0.28
Expired during the year	(400)	35
Exercised during the year	(500,000)	0.02
Outstanding, February 28, 2023	6,225,000	0.30
Issued during the year	4,842,000	0.51
Forfeited during the year	(1,099,000)	0.60
Cancelled during the year	(75,000)	0.23
Outstanding, February 29, 2024	9,893,000	0.37

The following is a summary of options  outstanding and exercisable as of February 29, 2024:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
June 27, 2024	25,000	25,000	0.70	0.33
September 30, 2024	183,000	183,000	0.70	0.58
February 22, 2026	3,075,000	2,306,250	0.25	1.98
February 22, 2026	2,850,000	2,137,500	0.35	1.98
September 1, 2026	750,000	187,500	0.70	2.50
December 29, 2026	310,000	—	0.40	2.83
December 29, 2028	2,700,000	—	0.40	4.83
	9,893,000	4,839,250

For the year ended February 29, 2024, the Company recorded $888,166 of share based compensation related to the vesting of options (2023 - $542,805, 2022 - $Nil). The fair value of options was determined based on the Black Scholes pricing model, with the following weighted average inputs:

31 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

Weighted Averages	February 29, 2024	February 28, 2023	February 28, 2022
Share price	$0.41	$0.18	—
Dividend yield	Nil	Nil	—
Exercise price	$0.51	$0.18	—
Risk-free interest rate	3.58%	3.47%	—
Expected volatility	1.00	100%	—
Expected expiration	4.12	2.39	—

On March 31, 2023, an officer of the Company resigned. Of the 300,000 options issued to this consultant, 225,000 options were forfeited and 75,000 vested options were cancelled.

On June 27, 2023, a consultant engaged by the Company resigned. Of the 100,000 options issued to this consultant, 75,000 options were immediately forfeited and 25,000 have vested and are exercisable until June 27, 2024. These options were cancelled subsequent to year-end.

On September 30, 2023, an officer of the Company resigned. Of the 732,000 options issued to this consultant, 549,000 options were immediately forfeited and 183,000 have vested and are exercisable until September 30, 2024.

On February 16, 2024, a consultant was terminated, and 250,000 options issued to him were immediately forfeited.

Warrants

The following details the changes in outstanding warrants for the year ended February 29, 2024:

	Number of warrants	Weighted Average Exercise Price $
Outstanding, February 29, 2021	—	—
Issued during the year	124,224	0.32
Outstanding, February 28, 2022	124,224	0.32
Issued during the year	6,731,957	0.49
Cancelled during the year	(124,224)	0.32
Exercised during the year	(184,480)	0.25
Outstanding, February 28, 2023	6,547,477	0.49
Issued during the year	10,480,833	0.56
Exercised during the year	(65,383)	0.28
Outstanding, February 29, 2024	16,962,927	0.54

32 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

On December 29, 2023, in consideration for the provision of a Credit Facility by members of its management team and board of directors, the Company granted 5,250,000 warrants. 2,625,000 warrants vested upon issue and are exercisable at $0.40 per common share until December 31, 2028. The remaining warrants vest by dividing the amount of any advance under the credit facility by the exercise price of the warrants. The fair value of the vested warrants was estimated to be $798,188 and was capitalized as a prepaid financing expense (See Note 8).

The 3,966,639 warrants issued as part of units are valued using the residual method, with a value of $619,537 for the year ended February 29, 2024 (2023 - $Nil, 2022 - $Nil). The fair value of the 1,264,194 finders’ warrants issued in relation to the private placements that took place during the year was estimated to be $248,900 at the grant date.

The following is a summary of warrants outstanding and exercisable as at February 29, 2024:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
August 23, 2024	80,640	80,640	0.25	0.48
December 31, 2025	10,024,498	10,024,498	0.50	1.84
April 24, 2026	1,607,789	1,607,789	1.25	2.15
December 31, 2028	5,250,000	2,625,000	0.40	4.83
Total	16,962,927	14,337,927

The fair value of finders’ and loan commitment warrants was estimated based on the Black Scholes pricing model with the following weighted average inputs:

Weighted Averages	February 29, 2024	February 28, 2023	February 28, 2022
Share price	$0.40	$0.30	—
Dividend yield	Nil	Nil	—
Exercise price	$0.43	$0.37	—
Risk-free interest rate	3.76%	3.48%	—
Expected volatility	100%	100%	—
Expected expiration	4.43	2.48	—

14. Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

33 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

Key management personnel compensation is comprised of:

	For the three years ended
	February 29, 2024 $	February 28, 2023 $	February 28, 2022 $
Share based compensation	1,020,491	320,160	—
Management fees	306,000	308,389	—
Professional fees	125,000	—	12,500
Directors’ fees	86,400	66,500	—
Financing fees	66,516	—	—
Consulting fees	30,000	—	—
Total	1,634,407	695,049	12,500

Due from related parties

	February 29, 2024 $	February 28, 2023 $	February 28, 2022 $
Prepaids	—	30,000	—
	—	30,000	—

The prepaid balance includes amounts paid to a director in advance for director fees.

Due to related parties

	February 29, 2024 $	February 28, 2023 $	February 28, 2022 $
Accounts payable	—	79,290	58,617
	—	79,290	58,617

The accounts payable balance includes amounts payable to key management personnel for services.

During the year ended February 28, 2023, the Company issued a promissory note payable of $850,000 to a related party. This promissory note was paid in cash in full during the year ended February 28, 2023. Further details of the transaction may be found in Note 10.

The financing fee relates to warrants granted by the Company to key management personnel pursuant to the Credit Facility with the management. Further details may be found in Note 8.

15. Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents, and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

34 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

			For the two years ended

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents
As of February 29, 2024	7,496,238	—	—	7,496,238
As of February 28, 2023	1,180,318	—	—	1,180,318
Long-term investments
As of February 29, 2024	—	—	132,988	132,988
As of February 28, 2023	—	—	83,060	83,060

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $7,521,238. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at February 29, 2024, has $7,496,238 in cash and cash equivalents and $25,000 in restricted cash and $2,532,332 in financial liabilities, which represents the Company's maximum exposure to liquidity risk.

35 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

The Company has no financial liabilities with a contractual maturity greater than one year. As at February 29, 2024, the Company has sufficient working capital to satisfy its financial liabilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of February 29, 2024, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). 1% change in the exchange rate would result in a change of net loss or gain by $1,330. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

(c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

16. Capital Risk Management

The Company considers its capital to be comprised of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

36 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the years ended February 29, 2024, February 28, 2023 and 2022. The Company is not subject to externally imposed capital requirements.

17. Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2024	2023	2022
	$	$	$
Loss for the year	(8,292,468)	(3,188,364)	(64,517)
Expected income tax recovery based on statutory rate	(2,239,000)	(861,000)	17,000
Change in statutory, foreign tax, foreign exchange rates and other	6,000	(6,000)	—
Permanent differences	336,000	127,000	—
Impact of flow through shares	481,000	150,000	—
Share issue cost	(169,000)	(96,000)	—
Adjustment to prior years provision versus statutory tax returns	(640,000)	(1,264,000)	—
Change in unrecognized deferred tax assets	2,225,000	1,950,000	(17,000)
Total income tax expense (recovery)	—	-	—

The significant components of the Company’s deferred tax assets that have not been included on the statement of financial position are as follows:

	2024	2023	2022
	$	$	$
Deferred tax assets
Share issue costs	207,000	77,000	—
Exploration and evaluation assets	680,000	253,000	—
Marketable securities	(7,000)	—	—
Allowable capital losses	749,000	57,000	—
Non-capital losses available for future periods	2,587,000	1,604,000	41,000
Total	4,216,000	1,991,000	41,000
Net unrecognized deferred tax assets	(4,216,000)	(1,991,000)	(41,000)
Net deferred tax assets	—	—	—

37 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2024	Expiry Date Range	2023	Expiry Date Range	2022	Expiry Date Range
	$		$		$
Temporary Differences
Exploration and evaluation assets	2,517,000	No expiry date	935,000	No expiry date	—	No expiry date
Share issue costs	796,000	2045 to 2048	285,000	2044 to 2047	—	No expiry date
Marketable securities	(50,000)	No expiry date	—	—	—	—
Allowable capital losses	2,775,000	No expiry date	209,000	No expiry date	—	No expiry date
Non-capital losses available for future periods	9,580,000	2028 to 2044	5,940,000	2027 to 2043	153,000	2027 to 2042
Canada	9,580,000	2038 to 2044	5,940,000	2027 to 2043	153,000	2027 to 2042

18. Segmented Information

The Company has one operating segment involved in the exploration of mineral properties. All of the Company's operations and long-lived assets for the year ended February 29, 2024 were in Canada.

19. Subsequent Events

(a) Issuance of shares

On April 5, 2024, the Company issued 84,616 common shares upon the exercise of RSUs for services received from a consultant.

On April 16, 2024, the Company issued 200,000 common shares pursuant to the signing of a collaboration agreement with respect to its proposed phosphate mine and Lithium Iron Phosphate (LFP) cathode active material plant project in the Saguenay-Lac-Saint-Jean Region of Quebec, Canada.

On May 31, 2024, the Company issued 470,250 common shares to the officers and directors, and 325,933 common shares to several consultants upon the exercise of RSUs for services received.

(b) Issuance of options

On April 16, 2024, the Company granted 250,000 options exercisable at $0.40 per common share to a consultant. The options vest as follows: (i) 25% on September 30, 2024, (ii) 25% on March 31, 2025, (iii) 25% on September 30, 2025, and (iv) 25% on March 31, 2026. These options expire three years from the grant date.

38 | P a g e

FIRST PHOSPHATE CORP.

Notes to the Financial Statements

February 29, 2024 and February 28, 2023

(Expressed in Canadian Dollars)

(c)	Issuance of RSUs

On April 30, 2024, a consultant of the Company was granted 140,000 RSUs. 14,000 RSUs vest on May 31, 2024 and the remaining RSUs vest in increments of 42,000 on August 31, 2024, November 30, 2024 and February 28, 2025.

On May 7, 2024, several consultants of the Company were granted an aggregate of 290,000 RSUs. The RSUs vest as follows: (i) 116,000 on August 31, 2024, (ii) 87,000 on November 30, 2024, and (iii) 87,000 on February 28, 2025.

39 | P a g e